    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1998


                                                      REGISTRATION NO. 333-60599
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               PEN HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            TENNESSEE                           6719                          62-0852576
 (STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                         CO-REGISTRANTS AND GUARANTORS

       (EXACT NAME OF REGISTRANT AS            (STATE OR JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
        SPECIFIED IN ITS CHARTER)           INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)
        -------------------------           ------------------------------    ---------------------------   ----------------------
THE ELK HORN COAL CORPORATION                        WEST VIRGINIA                       6519                     55-0163764
PEN COAL CORPORATION                                   TENNESSEE                         5052                     62-1281044
MARINE TERMINALS INCORPORATED                          MISSOURI                          6719                     43-1100331
RIVER MARINE TERMINALS, INC.                         WEST VIRGINIA                       6512                     62-1338883
PEN COTTON COMPANY OF SOUTH CAROLINA                SOUTH CAROLINA                       0724                     62-1533101
PEN HARDWOOD COMPANY                                   TENNESSEE                         6719                     62-1496108
PEN COTTON COMPANY                                     TENNESSEE                         0724                     62-1167340

                          5110 MARYLAND WAY, SUITE 300
                              BRENTWOOD, TN 37027
                                 (615) 371-7300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               WILLIAM E. BECKNER
   CHAIRMAN OF THE BOARD OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               PEN HOLDINGS, INC.
                          5110 MARYLAND WAY, SUITE 300
                              BRENTWOOD, TN 37027
                                 (615) 371-7300
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                With a Copy to:
                               RONALD BASSO, ESQ.
                  BUCHANAN INGERSOLL PROFESSIONAL CORPORATION
                          20TH FLOOR, 301 GRANT STREET
                              PITTSBURGH, PA 15219
                                 (412) 562-8800
                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


            SUBJECT TO COMPLETION, PROSPECTUS DATED NOVEMBER 4, 1998

                               OFFER TO EXCHANGE
                     9 7/8% SERIES B SENIOR NOTES DUE 2008
            FOR ANY AND ALL OUTSTANDING 9 7/8% SENIOR NOTES DUE 2008

                                       OF

                               PEN HOLDINGS, INC.
                    (ALL NOTES GUARANTEED BY THE GUARANTORS)
                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.

           (NEW YORK CITY TIME), ON DECEMBER 3, 1998, UNLESS EXTENDED



Pen Holdings, Inc., a Tennessee corporation ("Pen Holdings") (references to the "Company" or "Pen" refer to Pen Holdings and its consolidated subsidiaries) hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal") (which together constitute the "Exchange Offer"), to exchange $1,000 principal amount of 9 7/8% Series B Senior Notes of the Company (the "Series B Senior Notes") for each $1,000 principal amount of the issued and outstanding 9 7/8% Senior Notes due 2008 (the "Senior Notes") (the Senior Notes, collectively with the Series B Senior Notes, being the "Notes"). As of the date of this Prospectus, $100,000,000 aggregate principal amount at maturity of the Senior Notes is outstanding. The terms of the Series B Senior Notes and the Senior Notes are substantially identical in all material respects, except for certain transfer restrictions and registration rights; and except that holders of Senior Notes are entitled to receive additional interest if: (i) a registration statement with respect to a registered offer to exchange the Senior Notes for the Series B Senior Notes (the "Exchange Offer Registration Statement") or a shelf registration statement covering resales of the Senior Notes (the "Shelf Registration Statement") has not been filed with the Securities and Exchange Commission (the "Commission") within 75 days after the Issue Date (as defined in Description of Notes -- Certain Definitions); (ii) the Exchange Offer Registration Statement or Shelf Registration Statement is not declared effective within 150 days after the Issue Date; or (iii) the Exchange Offer is not consummated within 30 days after the Exchange Offer Registration Statement is declared effective (each such event referred to in clauses (i) through (iii) above is a "Registration Default"), the sole remedy available to holders of the Senior Notes would be the immediate assessment of additional interest ("Additional Interest") as follows: the per annum interest rate on the Senior Notes would increase by .5%, and the per annum interest rate would increase by an additional .25% for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional interest rate of 2.0% per year in excess of the interest rate set forth above. All Additional Interest would be payable to holders of the Senior Notes in cash on each June 15 and December 15, commencing with the first such date occurring after any such Additional Interest commences to accrue, and continuing until such Registration Default is cured. After the date on which such Registration Default is cured, the interest rate on the Senior Notes will revert to the interest rate originally borne by the Senior Notes. See "Registration Rights Agreement."


The Exchange Offer is being made to satisfy certain obligations of Pen Holdings and certain of its wholly-owned subsidiaries that have unconditionally guaranteed the Notes on a senior unsecured basis, as to the payment of principal, premium, if any, and interest (the "Guarantors") under the Registration Rights Agreement, dated as of June 8, 1998, between the Company and CIBC Oppenheimer Corp. (the "Initial Purchaser"). Upon consummation of the Exchange Offer, holders of Senior Notes that were not prohibited from participating in the Exchange Offer and did not tender their Senior Notes will not have any registration rights under the Registration Rights Agreement with respect to such non-tendered Senior Notes and, accordingly, such Senior Notes will continue to be subject to the restrictions on transfer contained in the legend thereon.

Based on interpretations by the staff of the Commission with respect to similar transactions, the Company believes that the Series B Senior Notes issued pursuant to the Exchange Offer in exchange for Senior Notes may be offered for resale, resold and otherwise transferred by any holder of such Senior Notes (other than any such holder which is an "affiliate" of Pen within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act")) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Series B Senior Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such Series B Senior Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the Series B Senior Notes. Each broker-dealer

                                             (cover continued on following page)

SEE "RISK FACTORS" BEGINNING ON PAGE 15 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


                THE DATE OF THIS PROSPECTUS IS NOVEMBER 4, 1998.

that receives, as a result of market making or other trading activities, Series B Senior Notes for its own account in exchange for Senior Notes must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of its Series B Senior Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the Series B Senior Notes received in exchange for the Senior Notes acquired by the broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the consummation of the Exchange Offer or, if earlier, until all participating broker-dealers have so resold. See "Plan of Distribution."

The Series B Senior Notes will evidence the same debt as the Senior Notes and will be entitled to the benefits of the Indenture dated as of June 8, 1998 (the "Indenture") between the Company and The Bank of New York, as trustees (the "Trustee"). For a more complete description of the terms of the Series B Senior Notes, see "Description of Notes." There will be no cash proceeds to the Company from the Exchange Offer. The Series B Senior Notes will be general unsecured obligations of Pen Holdings ranking generally the same in priority of payment with all existing and future unsubordinated indebtedness of Pen Holdings and senior in right of payment to all existing and future subordinated indebtedness of Pen Holdings. The Series B Senior Notes will be effectively subordinated to all future secured indebtedness of Pen Holdings, if any, to the extent of the value of the assets securing such secured indebtedness. Borrowings under the New Credit Facility will be secured by certain of Pen Holdings' and certain of its Subsidiaries' assets, including the stock of Pen Coal Corporation ("Pen Coal") and The Elk Horn Coal Corporation ("Elk Horn Coal") and substantially all of the assets of Pen Holdings' active subsidiaries (defined to include Pen Coal, Elk Horn Coal, River Marine Terminals, Inc., Marine Terminals Incorporated and Pen Cotton Company of South Carolina). Accordingly, while the Notes will rank generally the same in priority of payment with borrowings under the New Credit Facility, the Notes will be effectively subordinated to the obligations outstanding under the New Credit Facility to the extent of the value of the assets securing such borrowings. As of June 30, 1998 and as of September 15, 1998 the total indebtedness of the Company was $110,087,019 and $109,131,343, respectively. Secured indebtedness consisted of $10,864,486 and $9,895,743 as of June 30, 1998 and September 15, 1998, respectively. Such secured indebtedness ranks senior in the right of payment to the Senior Notes. The balance of the total indebtedness as of such dates was attributable to the Senior Notes. While as of these dates no amounts were outstanding under an Amended and Restated Credit Facility (the "New Credit Facility"), the total indebtedness under the Notes is effectively subordinated to any amounts outstanding under the New Credit Facility.

The Series B Senior Notes will be unconditionally guaranteed, on a senior unsecured basis, as to the payment of principal, premium, if any, and interest, fully and unconditionally, jointly and severally (the "Guarantees"), by the Guarantors. The Guarantees will rank generally the same in priority of payment with all existing and future unsubordinated indebtedness of the Guarantors and senior in right of payment to all existing and future subordinated indebtedness of the Guarantors. See "Description of Notes--Guarantees."

The Senior Notes were originally issued and sold on June 8, 1998 in a transaction exempt from registration under the Securities Act in reliance upon the exemptions provided by Rule 144A, Section 4(2) and Regulation S of the Securities Act. Accordingly, the Senior Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an exemption from the registration requirements of the Securities Act and applicable state securities laws is available.

The Company has not entered into any arrangement or understanding with any person to distribute the Series B Senior Notes to be received in the Exchange Offer and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the Series B Senior Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Series B Senior Notes to be received in the Exchange Offer.


The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Senior Notes being tendered for exchange. The Exchange Offer will expire at 5:00 p.m. (New York City time), on December 3, 1998, unless extended (as it may be so extended, the "Expiration Date"). The date of acceptance for exchange of the Senior Notes for the Series B Senior Notes (the "Exchange Date") will be the first business day following the

Expiration Date. The Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date; otherwise such tenders are irrevocable.

Prior to this Exchange Offer, there has been no public market for the Senior Notes. The Senior Notes have traded on the PORTAL Market. If a market for the Series B Senior Notes should develop, the Series B Senior Notes could trade at a discount from their initial offering price. The Company does not intend to apply for listing of the Series B Senior Notes on any securities exchange or in any automated quotation system. There can be no assurance that an active trading market for the Series B Senior Notes will develop.

The Series B Senior Notes will be available initially only in book-entry form. The Company expects that the Series B Senior Notes issued pursuant to this Exchange Offer will be issued in the form of an Exchange Global Note (as defined in "Description of Notes--Book-Entry, Delivery and Form" ), which will be deposited with, or on behalf of, The Depository Trust Company (the "Depository") and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the Exchange Global Note representing the Series B Senior Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depository and its participants. After the initial issuance of the Exchange Global Note, Series B Senior Notes in certificated form will be issued in exchange for interests in the Exchange Global Note only on the terms set forth in the Indenture. See "Description of Notes--Book-Entry, Delivery and Form."

Neither Pen Holdings nor any of its subsidiaries will receive any cash proceeds from the issuance of the Series B Senior Notes offered hereby. No dealer-manager is being used in connection with this Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL PEN ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF SENIOR NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH JURISDICTION.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-4 under the Securities Act with respect to the Exchange Offer. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Exchange Offer, reference is made to such Registration Statement and the exhibits and schedules filed as part thereof. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission upon payment of certain prescribed fees. Electronic registration statements made through the Electronic Data Gathering, Analysis, and Retrieval System are publicly available through the Commission's Website (http://www.sec.gov), which is maintained by the Commission and which reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company is not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Indenture, the Company has agreed that, until such time as the Company shall become subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, (a) the Company shall provide to the Trustee and holders of Senior Notes such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a United States of America corporation subject to such Sections, such information, documents and other reports to be so provided at the times specified in the Indenture. Thereafter, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Company shall file with the Commission and provide the Trustee and holders of Notes with such annual reports and such information, documents and other reports as are specified in such Sections and applicable to a United States of America corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company shall not be required to file any report, document or other information with the Commission if the Commission does not permit such filing. In addition, for so long as any of the Senior Notes remain outstanding, the Company has agreed to make available to any prospective purchaser of the Senior Notes or beneficial owner of the Senior Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, contained elsewhere herein. Unless the context indicates otherwise, references herein to the "Company" or "Pen" include Pen Holdings, Inc. ("Pen Holdings") and its consolidated subsidiaries. The estimates of the Company's recoverable coal reserves as of May 1998 (other than the Company's Fork Creek reserves) set forth herein have been audited by Marshall Miller & Associates ("Marshall Miller") as of such date (the "Marshall Miller Report"). The estimates of the Company's recoverable Fork Creek coal reserves as of September 1997 set forth herein have been reviewed by Stagg Engineering Services, Inc. ("Stagg Engineering") as of such date (the "Stagg Engineering Report"). As used herein, "reserves" means Proven Reserves or Probable Reserves (both as defined in the Glossary) which could be economically extracted or produced at the time of the reserve determination. Reserve estimates for all of the Company's coal properties are based on the Marshall Miller Report and the Stagg Engineering Report, which are collectively referred to herein as the "Reserve Studies." All references to "tons" are to short tons unless otherwise indicated. For definitions of certain coal-related terms, see "Certain Definitions" attached to this Prospectus as Annex A. As used in this Prospectus, any references to any year are to the calendar years ended December 31. Certain information included or incorporated by reference in this Prospectus, including but not limited to the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" is forward-looking, such as information relating to the Company or any of the transactions described herein, including the timing, financing, strategies and the effects of such transactions. Such forward-looking information involves important risks and uncertainties that could significantly affect expected results in the future from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, uncertainties relating to: the Company's current litigation in the U.S. Tax Court and the pending Internal Revenue Services' examination of certain other tax returns of the Company, the Company's reliance on long-term sales contracts, the Company's reliance on long-term mineral leases, the competitive environment in which the Company operates, the risks inherent to the mining industry, acquisitions, government regulation, reclamation and mine closure accruals, the effects of Clean Air Act Amendments on the coal industry, replacement and recoverability of coal reserves, economic conditions in the coal industry generally and technological developments. Persons participating in this Exchange Offer are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, persons participating in this Exchange Offer should specifically consider the various factors which would cause actual events or results to differ materially from those indicated by such forward looking statements. Persons participating in this Exchange Offer should carefully consider the factors set forth herein under the caption "Risk Factors."

                                  THE COMPANY
OVERVIEW

     The Company is engaged in the mining, preparation, marketing and leasing of primarily compliance coal (coal which, when burned emits less than 1.2 pounds of sulfur dioxide per million Btu (0.72% for 12,000 Btu); this coal exceeds the sulfur dioxide emission requirements for air quality of Phase I of the Clean Air Act Amendments and meets the proposed sulfur dioxide emission requirements for air quality of Phase II of such legislation without the need for flue gas desulfurization) and low-sulfur coal from mines located in the Central Appalachian region of eastern Kentucky and southern West Virginia. Based on the Reserve Studies, the Company controls the mineral rights to approximately 228 million tons of coal reserves, of which management believes million tons are owned in fee. In 1997, the Company sold approximately 5.3 million tons of coal, approximately 66% of which was generated from captive production with the remainder purchased from other coal mine operators. In 1997, approximately 83% of the tonnage was sold to seven long-term sales contract customers, with most of the remainder sold to 14 spot market customers. The Company sells primarily to domestic public utilities, an international government-owned utility and industrial customers. In addition to its coal sales, the Company leases the mineral rights on approximately 56 million tons of its reserves to 22 operators who mined approximately 3.0 million tons in 1997. The Company received an average leasing revenue per ton of coal from its lessees of approximately $2.79 per ton in 1997. The Company's coal leases typically have a term of five years, although some leases are for the life of the respective reserves. For the twelve months ended June 30, 1998, the Company generated revenues, net income and EBITDA (EBITDA represents operating income plus depreciation, depletion and amortization) all as adjusted to represent only business units currently in operation, of $171.5 million, $1.7 million and $24.4 million, respectively. EBITDA may not be comparable to other similarly titled measures of other companies. However, the Company's management believes EBITDA is a meaningful measure of performance as substantially all of the Company's financing arrangements contain covenants based on formulations of EBITDA. Cash provided
(used) by operating activities, investing activities and financing activities for the twelve months ended June 30, 1998, adjusted to represent only business units currently operating was $9.7 million, ($9.8) million and $10.8 million, respectively.

     The Company has demonstrated a long-term record of selectively increasing its reserves through acquisitions and consistently increasing its production through the development of its reserves. Since 1992, reserves have increased more than 300%, and captive production has increased at a compound annual rate of 12.0% to 3.5 million tons in 1997. Beginning in 1987, Pen commenced surface coal mining production with the purchase of approximately 49 million tons of compliance and low-sulfur coal reserves located in southern West Virginia ("Kiah Creek"). Prior to the purchase of Kiah Creek, the Company fulfilled its contractual obligations through coal purchases and limited contract mining. Approximately 84% of the Company's 1997 coal production was from Kiah Creek, where three underground and two surface mines were operating. In 1994, the Company acquired approximately 108 million tons of primarily compliance and low-sulfur coal reserves located in eastern Kentucky ("Elk Horn"). The Company's strategy for Elk Horn is (i) to lease a significant portion of the reserves to other mining operators under long-term agreements and (ii) to produce coal for Company sales from contract mining operations. Annual lease payments including minimum royalties paid to the Company from Elk Horn leases have averaged $9.4 million per year since 1994. In November 1997, the Company acquired approximately 80 million tons of primarily compliance, low-sulfur, and metallurgical coal reserves located in southern West Virginia ("Fork Creek"). The Company expects to have obtained the necessary permits and completed the infrastructure at Fork Creek to commence mining operations and to begin coal deliveries by early 2000. The Fork Creek operations are planned to produce approximately 1.7 million tons annually by 2001. See "Capital Development Program."

     The Company's strategy has been to secure sales contracts with customers accessible from its own loading terminals in advance of planned increases in production. In each of the last five years, the Company's production has been fully committed under long-term sales contracts. Management believes that this strategy provided the Company with greater flexibility in managing mine development, production levels and reserve life at Kiah Creek and, to a lesser extent, at Elk Horn. Although production is not scheduled to commence until early 2000, the Company has already committed to supply from Fork Creek approximately 500,000 tons in 2000, increasing to approximately 720,000 tons annually by 2002. The Company's sales contracts and spot market agreements are primarily with domestic public utilities and industrial customers located in the upper Ohio River Valley and accessible by river barge transportation from the Company's terminal on the Big Sandy River, a navigable tributary of the Ohio River. The Company shipped less than 1% of its tonnage sold in 1997 by rail.

     The Company has an integrated production, preparation and loading operation which management believes enhances control over product quality and consistency, storage capability and delivery scheduling for its customers. In 1990, the Company built a modern, heavy media preparation plant at Kiah Creek to clean and size its underground coal production, which the Company believes: (i) improved its reputation with customers by increasing the quality and quantity of marketable compliance and low-sulfur coal production and (ii) positioned the Company to be able to bid for more favorably priced sales contracts and spot market agreements. In addition to production and preparation, all of the coal loaded at the Company's river terminal is mechanically sampled twice to assure that the Company's coal meets customer specifications: first upon arrival of loaded trucks and second as it is loaded into outgoing barges. The Company's development plans for Fork Creek include construction of an additional preparation plant and a rail loadout which is expected to extend product control over new production at Fork Creek and provide the Company an opportunity to supply new customers in the Northeast and upper Midwest which are primarily accessible by rail.

     The Company utilizes room and pillar mining in its underground mines and contour and point removal mining at its surface mines, which the Company believes are the most cost-efficient methods for extracting its reserves given their geological composition. Although a majority of the Company's production has shifted toward underground mining, which generally can be more costly due to preparation costs, the Company's cash production costs at the mine site have declined from $18.81 per ton in 1993 to $18.31 per ton in 1997. Management believes that this decline resulted from the Company's ability to improve productivity from its mines and recovery rates at its preparation plant through better planning, improvements to its preparation plant and more efficient use of capital equipment.

     The Company believes its compliance and low-sulfur coal reserves, cost effective production and access to efficient transportation position it to take advantage of the anticipated growth in the demand for coal. According to data compiled by the Energy Information Administration of the United States Department of Energy (the "EIA"), total domestic coal consumption exceeded 1.0 billion tons in 1997 and has grown at a compound annual rate of 1.8% since 1987. The steady growth in coal usage is attributable to similar growth in the electric generation industry, which accounts for more than 89.5% of domestic coal consumption. In 1997, coal-fired facilities generated approximately 50.6% of the nation's electricity, which is almost three times the level generated by the second largest fuel alternative, nuclear energy. Coal is both cost efficient and domestically abundant, and management believes that these factors are favorable to the growth in domestic consumption and production of coal.

     The changing regulatory environment is an additional factor which management believes will enhance demand for low-sulfur, high Btu coal, such as the Company's coal reserves. Examples of this changing regulatory environment are the Phase I and upcoming Phase II air quality requirements under the Clean Air Act Amendments and deregulation of the electricity transmission systems. Compliance coal exceeds the current sulfur dioxide emissions requirements for air quality of Phase I and meets the sulfur dioxide emissions requirements for air quality of Phase II without the need for flue gas desulfurization. Users of such coal currently can either earn sulfur emission credits, which can be sold to other coal consumers, or blend the coal with higher sulfur coal to lower the overall sulfur emissions without having to install expensive sulfur reduction technology (i.e., scrubbers). The Company believes that its customers are generally low cost producers of electricity and, due to their geographic proximity to supplies of compliance coal, are well positioned to compete as the electric utility industry deregulates under the rules providing for open access to electricity transmission systems promulgated by the Federal Energy Regulatory Commission ("FERC") in April 1996.

     The Company's headquarters are located at Center Court Building, Suite 300, 5110 Maryland Way, Brentwood, TN 37027, and its telephone number is (615) 371-7300.

                               THE EXCHANGE OFFER

Securities Offered.................    Up to $100,000,000 aggregate principal
                                       amount of 9 7/8% Senior Notes due 2008 of the Company. The terms of the Series B
                                       Senior Notes and the Senior Notes are
                                       substantially identical in all material
                                       respects, except for certain transfer
                                       restrictions, registration rights and
                                       Additional Interest for Registration
                                       Defaults relating to the Senior Notes
                                       which will not apply to the Series B
                                       Senior Notes. See "Description of Notes."

The Exchange Offer.................    Pen Holdings is offering to exchange
                                       $1,000 principal amount of Series B
                                       Senior Notes for each $1,000 principal
                                       amount of Senior Notes. See "The Exchange
                                       Offer" for a description of the
                                       procedures for tendering Senior Notes.
                                       The Exchange Offer satisfies the
                                       registration obligations of Pen Holdings under the Registration Rights Agreement.
                                       Upon consummation of the Exchange Offer, holders of Senior Notes that were not prohibited from participating in the
                                       Exchange Offer and did not tender their
                                       Senior Notes will not have any
                                       registration rights under the
                                       Registration Rights Agreement with
                                       respect to such nontendered Senior Notes and, accordingly, such Senior Notes will continue to be subject to the restrictions on transfer contained in the legend thereon.


Tenders, Expiration Date;
Withdrawal.........................    The Exchange Offer will expire at 5:00
                                       p.m. (New York City time) on December 3,
                                       1998, or such later date and time to
                                       which it is extended, provided that the
                                       Exchange Offer. Tender of Senior Notes
                                       pursuant to the Exchange Offer may be
                                       withdrawn and retendered at any time
                                       prior to the Expiration Date. Any Senior
                                       Notes not accepted for exchange for any
                                       reason will be returned without expense
                                       to the tendering holder as promptly as
                                       practicable after the expiration or
                                       termination of the Exchange Offer.


Federal Income Tax
Considerations.....................    The Exchange Offer will not result in any
                                       income, gain or loss to the holders of
                                       Senior Notes or the Company for U.S.
                                       federal income tax purposes. See "Certain
                                       Federal Income Tax Considerations."

Use of Proceeds....................    There will be no proceeds to the Company
                                       from the exchange of Series B Senior
                                       Notes for the Senior Notes pursuant to
                                       the Exchange Offer. See "Use of
                                       Proceeds."

Exchange Agent.....................    The Bank of New York, the Trustee under
                                       the Indenture, is serving as exchange
                                       agent (the "Exchange Agent") in
                                       connection with the Exchange Offer.

         CONSEQUENCES OF EXCHANGING OR FAILURE TO EXCHANGE SENIOR NOTES
                         PURSUANT TO THE EXCHANGE OFFER

     Generally, holders of Senior Notes (other than any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) who exchange their Senior Notes for Series B Senior Notes pursuant to the Exchange Offer may offer their Series B Senior Notes for resale, resell their Series B Senior Notes, and otherwise transfer their Series B Senior Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such Series B Senior Notes are acquired in the ordinary course of the holder's business, such holders have no arrangement with any person to participate in a distribution of such Series B Senior Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the Series B Senior Notes in the Exchange Offer. Each broker-dealer that receives, as a result of market making or other trading activities, Series B Senior Notes for its own account in exchange for Senior Notes must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of its Series B Senior Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the Series B Senior Notes prior to offering or selling such Series B Senior Notes. The Company is required, under the Registration Rights Agreement, to register the Series B Senior Notes in any jurisdiction requested by the holders, subject to certain limitations. Upon consummation of the Exchange Offer, holders that were not prohibited from participating in the Exchange Offer and did not tender their Senior Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Senior Notes, and accordingly, such Senior Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, Senior Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws. See "The Exchange Offer--Consequences of Failure to Exchange."

               SUMMARY OF THE TERMS OF THE SERIES B SENIOR NOTES

Issuer.............................    Pen Holdings, Inc.

Securities Offered.................    $100,000,000 principal amount of 9 7/8%
                                       Series B Senior Notes due 2008 (the
                                       "Series B Senior Notes"). The terms of
                                       the Series B Senior Notes and the Senior
                                       Notes are substantially identical in all material respects, except for certain transfer restrictions, registration rights and Additional Interest for
                                       Registration Defaults relating to the
                                       Senior Notes which will not apply to the Series B Senior Notes. See "Description of Notes."

Maturity Date......................    June 15, 2008.

Interest Payment Dates.............    Interest will accrue on the Notes from
                                       the date of original issuance (the "Issue
                                       Date") and will be payable semiannually
                                       on each June 15 and December 15,
                                       commencing on December 15, 1998.

Ranking............................    The Series B Senior Notes will be general
                                       unsecured obligations of Pen Holdings
                                       ranking generally the same in priority of payment with all existing and future unsubordinated indebtedness of Pen
                                       Holdings and senior in right of payment
                                       to all existing and future subordinated
                                       indebtedness of Pen Holdings. The Series
                                       B Senior Notes will be effectively
                                       subordinated to all future secured
                                       indebtedness of Pen Holdings, if any, to the extent of the value of the assets securing such secured indebtedness.

Guarantees by Subsidiaries.........    The Series B Senior Notes will be
                                       unconditionally guaranteed, on a senior
                                       unsecured basis, as to the payment of
                                       principal, premium, if any, and interest, fully and unconditionally, jointly and severally (the "Guarantees"), by certain of the Restricted Subsidiaries (as defined in "Description of Notes--Certain
                                       Definitions"). The Guarantees will rank
                                       generally the same in priority of payment with all existing and future unsubordinated indebtedness of the
                                       Guarantors and senior in right of payment to all existing and future subordinated indebtedness of the Guarantors. See
                                       "Description of Notes--Guarantees."

Optional Redemption................    The Series B Senior Notes will be
                                       redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2003, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, the Company, at its option, may redeem in the aggregate up to 35% of the original principal amount of the Notes at any time and from time to time prior to June 15, 2001 at a redemption price equal to 109.875% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net proceeds of one or more Public Equity
                                       Offerings (as defined in "Description of Notes--Certain Definitions") of the
                                       Company, provided that at least $65.0
                                       million of the principal amount of the
                                       Notes originally issued remains outstand-ing immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Public
                                       Equity Offering. See "Description of
                                       Notes--Optional Redemption."

Change of Control..................    In the event of a Change of Control (as
                                       defined in "Description of Notes--Certain
                                       Definitions"), the Company will be
                                       required to make an offer to repurchase
                                       all outstanding Notes at a price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date.
                                       See "Description of Notes--Change of
                                       Control Offer."

Asset Sale Proceeds................    The Company will be obligated in certain
                                       instances to make an offer to purchase
                                       the Notes at a purchase price in cash
                                       equal to 100% of the principal amount
                                       thereof, plus accrued and unpaid
                                       interest, if any, to the date of purchase with the net cash proceeds of certain asset sales. See "Description of
                                       Notes--Certain Covenants--Limitation on
                                       Certain Asset Sales."

Certain Covenants..................    The Indenture contains covenants for the
                                       benefit of the holders of the Notes that, among other things, restrict the ability of the Company and its Restricted
                                       Subsidiaries to: (i) incur additional
                                       Indebtedness; (ii) pay dividends and make distributions; (iii) issue stock of
                                       Subsidiaries (as defined in "Description of Notes--Certain Definitions") of the
                                       Company to third parties; (iv) make
                                       certain investments; (v) repurchase
                                       stock; (vi) create liens; (vii) create
                                       any Subsidiaries of the Company; (viii)
                                       enter into transactions with affiliates;
                                       (ix) enter into sale and leaseback
                                       transactions; (x) merge or consolidate
                                       the Company or any Guarantors; and (xi)
                                       transfer and sell assets. These covenants are subject to a number of important exceptions. See "Description of
                                       Notes--Certain Covenants."

                                  RISK FACTORS

     For a discussion of certain factors that should be considered by holders of the Senior Notes and by prospective investors in connection with an investment in the Series B Senior Notes, see "Risk Factors."

            SUMMARY CONSOLIDATED CONDENSED HISTORICAL FINANCIAL DATA

     The following table sets forth summary consolidated historical financial data of the Company at the dates and for the periods indicated. Historical data for the five years ended December 31, 1997 have been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants. Historical data for the six months ended June 30, 1998 and for the six months ended June 30, 1997 have been derived from unaudited interim consolidated financial statements of the Company which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information. Historical data for the six months ended June 30, 1998 do not purport to be indicative of results expected for the full year.

     The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere herein.

                                                                                                   SIX MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                       JUNE 30,
                                          -----------------------------------------------------   -------------------
                                            1993       1994       1995       1996       1997        1997       1998
                                          --------   --------   --------   --------   ---------   --------   --------
                                                                    (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA(1):
Revenues................................  $169,754   $185,680   $186,043   $182,469   $ 182,289   $ 88,622   $ 78,841
Cost of sales...........................   142,997    154,441    153,688    150,816     150,025     73,151     65,273
                                          --------   --------   --------   --------   ---------   --------   --------
Gross profit............................    26,757     31,239     32,355     31,653      32,264     15,471     13,568
Selling, general and administrative.....     5,784      5,573      5,540      5,013       5,445      2,394      1,909
Depreciation, depletion and
  amortization..........................     7,771     11,397     13,975     14,742      15,290      7,586      7,164
                                          --------   --------   --------   --------   ---------   --------   --------
Operating income........................  $ 13,202   $ 14,269   $ 12,840   $ 11,898   $  11,529   $  5,491   $  4,495
                                          ========   ========   ========   ========   =========   ========   ========
STATEMENT OF CASH FLOW DATA:
Net cash provided (used) by operating
  activities............................  $ 22,638   $ (4,851)  $ 23,176   $ 18,974   $  17,502   $ 11,713   $  3,255
Net cash provided (used) by investing
  activities............................    (8,329)   (67,158)      (801)     2,440      14,900      1,118     (3,010)
Net cash provided (used) by financing
  activities............................    (6,845)    67,032    (19,409)   (27,689)    (28,136)   (11,895)    17,326

                                                               AS OF JUNE 30, 1998
                                                              ----------------------
                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................         $ 23,722
Working capital(2)..........................................           13,289
Total assets................................................          242,949
Total debt..................................................          110,112
Mandatorily redeemable preferred stock(3)...................           17,958
Total shareholders' equity..................................           40,238

                                                                                                   SIX MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                       JUNE 30,
                                          -----------------------------------------------------   -------------------
                                            1993       1994       1995       1996       1997        1997       1998
                                          --------   --------   --------   --------   ---------   --------   --------
                                                                    (DOLLARS IN THOUSANDS)
OTHER DATA:
EBITDA(4)...............................  $ 20,973   $ 25,666   $ 26,815   $ 26,640   $  26,819   $ 13,077   $ 11,659
Capital expenditures(5).................    18,469      7,181      5,902      9,542       7,969      4,972      6,075
Ratio of earnings to fixed charges
  (6)...................................      3.67x      2.43x      1.38x      1.61x       2.05x      1.73x      1.41x

                                                                    PRO FORMA
                                                               TWELVE MONTHS ENDED
                                                                  JUNE 30, 1998
                                                              ----------------------
                                                              (DOLLARS IN THOUSANDS)
OTHER DATA:
EBITDA(4)...................................................         $21,046
Interest expense............................................          10,787
Ratio of EBITDA to interest expense.........................            1.95x
Ratio of net debt to EBITDA.................................            4.22x

---------------

(1) Included in the summary consolidated operating results are the Barge Fleet and Pen Cotton Tennessee. The Company disposed of its Barge Fleet in December 1997 and sold the assets of Pen Cotton Tennessee in September 1996. The Barge Fleet and Pen Cotton Tennessee were not definable segments for which treatment as discontinued operations would be appropriate. Operating results for these business units disposed or sold were as follows:

                                                                                                         SIX MONTHS
                                                                                                           ENDED
                                                             YEARS ENDED DECEMBER 31,                     JUNE 30,
                                                 ------------------------------------------------      --------------
                                                  1993      1994      1995      1996     1997(C)        1997     1998
                                                 -------   -------   -------   -------   --------      ------    ----
                                                                        (DOLLARS IN THOUSANDS)
Revenues(d):
  Barge Fleet..................................  $ 8,715   $ 8,434   $ 2,122   $ 2,321   $  2,300      $1,254      --
  Pen Cotton Tennessee.........................    3,658     7,395    12,579     1,775         --          --      --
                                                 -------   -------   -------   -------   --------      ------    ----
  Subtotal.....................................   12,373    15,829    14,701     4,096      2,300       1,254      --
Cost of sales:
  Barge Fleet(a)...............................    6,870     7,139        --        --          3          14      --
  Pen Cotton Tennessee.........................    3,054     7,273    11,655     1,353         --           2      --
                                                 -------   -------   -------   -------   --------      ------    ----
  Subtotal.....................................    9,924    14,412    11,655     1,353          3          16      --
Gross profit:
  Barge Fleet..................................    1,845     1,295     2,122     2,321      2,297       1,240      --
  Pen Cotton Tennessee.........................      604       122       924       422         --          (2)     --
                                                 -------   -------   -------   -------   --------      ------    ----
  Subtotal.....................................    2,449     1,417     3,046     2,743      2,297       1,238      --
Selling, general and administrative(b):
  Barge Fleet..................................       --        --        --        --         --          --      --
  Pen Cotton Tennessee.........................       --        --        --        --         --           2      --
                                                 -------   -------   -------   -------   --------      ------    ----
  Subtotal.....................................       --        --        --        --         --           2      --
Depreciation depletion and amortization:
  Barge Fleet..................................      927       927       927       918        957         458      --
  Pen Cotton Tennessee.........................      316       407       417        85         --          --      --
                                                 -------   -------   -------   -------   --------      ------    ----
  Subtotal.....................................    1,243     1,334     1,344     1,003        957         458      --
Operating income(d):
  Barge Fleet..................................      918       368     1,195     1,403      1,343         782      --
  Pen Cotton Tennessee.........................      288      (285)      507       337        (34)         (4)     --
                                                 -------   -------   -------   -------   --------      ------    ----
  Subtotal.....................................  $ 1,206   $    83   $ 1,702   $ 1,740   $  1,309      $  778      --
                                                 =======   =======   =======   =======   ========      ======    ====
STATEMENT OF CASH FLOW DATA:
Net cash provided (used) by operating
  activities
  Barge Fleet..................................  $   486   $   212   $   873   $ 1,057   $    (63)     $  619    $ --
  Pen Cotton Tennessee.........................      885        74     1,004       179         (4)         (4)     (8)
                                                 -------   -------   -------   -------   --------      ------    ----
                                                 $ 1,371   $   286   $ 1,877   $ 1,236   $    (67)     $  615    $ (8)
                                                 =======   =======   =======   =======   ========      ======    ====
Net cash provided (used) by investing
  activities
  Barge Fleet..................................  $    --   $    --   $    --   $    --   $ 20,580      $   --    $ --
  Pen Cotton Tennessee.........................   (1,363)     (521)       19     1,879         --          --      --
                                                 -------   -------   -------   -------   --------      ------    ----
                                                 $(1,363)  $  (521)  $    19   $ 1,879   $ 20,580      $   --    $ --
                                                 =======   =======   =======   =======   ========      ======    ====
Net cash provided (used) by financing
  activities
  Barge Fleet..................................  $(1,221)  $(1,221)  $(1,221)  $(1,324)  $(10,316)     $ (605)   $ --
  Pen Cotton Tennessee.........................      556     1,657    (1,802)   (2,559)        --          --      --
                                                 -------   -------   -------   -------   --------      ------    ----
                                                 $  (665)  $   436   $(3,023)  $(3,883)  $(10,316)     $ (605)   $ --
                                                 =======   =======   =======   =======   ========      ======    ====
OTHER DATA:
EBITDA(d)(4)
  Barge Fleet..................................  $ 1,845   $ 1,295   $ 2,122   $ 2,321   $  2,300      $1,240      --
  Pen Cotton Tennessee.........................      604       122       924       422        (34)         (4)     --
                                                 -------   -------   -------   -------   --------      ------    ----
  Subtotal.....................................  $ 2,449   $ 1,417   $ 3,046   $ 2,743   $  2,266      $1,236      --
                                                 =======   =======   =======   =======   ========      ======    ====

---------------
  (a) The Company outsourced the management of its Barge Fleet at the beginning of 1995 to a third party operator, who paid the Company an administrative rental fee per barge day for the use of the vessels. The Company recorded this administrative rental fee as revenue within the coal business segment. The Company, therefore, incurred no cost of sales in the years 1995 through 1997.

  (b) Due to the nature of expenses incurred by the Barge Fleet and Pen Cotton Tennessee, the Company has appropriately classified all expenses, except depreciation, within cost of sales.

  (c) Interest expense, other income and income tax expense for the Barge Fleet and Pen Cotton Tennessee, in aggregate, amounted to $962, $3,715 and $1,377, respectively, in the year ended December 31, 1997.

  (d) The Company's consolidated revenues, adjusted to exclude the operations of the Barge Fleet and Pen Cotton Tennessee for all periods presented, were $157,381, $169,851, $171,342, $178,373, $179,989, $87,368 and $78,841 in
      the years ended December 31, 1993 through 1997 and for the six months ended June 30, 1997 and 1998, respectively. Operating income, on the same adjusted basis, was $11,996, $14,186, $11,138, $10,158, $10,220, $4,713
      and $4,495 in the years ended December 31, 1993 through 1997 and for the six months ended June 30, 1997 and 1998, respectively. EBITDA, on the same adjusted basis, was $18,524, $24,249, $23,769, $23,897, $24,553, $11,841
      and $11,659 in the years ended December 31, 1993 through 1997 and for the six months ended June 30, 1997 and 1998, respectively.

(2) Equal to current assets (excluding cash and cash equivalents) less current liabilities (excluding current portion of long-term debt, current maturities of capital leases and revolving credit loans).

(3) The Company's outstanding mandatorily redeemable preferred stock (the "Convertible Preferred Stock") was issued in connection with the Recapitalization. The Convertible Preferred Stock had a liquidation preference of $13,650 at June 30, 1998, does not pay cash dividends and no dividends accrue from the date of issuance through December 2000; beginning in January 2001, dividends will accrue on the then liquidation preference at an annual rate of 25.25% for a five-year period. The aggregate amount of dividends which will accumulate from 2001 to 2006 is being recorded evenly from the date of issuance in 1996 through the redemption date in 2006. The Indenture will not prohibit such mandatory redemption in 2006. See "Description of Notes--Certain Covenants--Limitation on Restricted Payments." The Convertible Preferred Stock is mandatorily redeemable in January 2006 and is redeemable with the issuance of a note equal to the liquidation preference which equally amortizes over the ten years following the redemption at an interest rate 2.25% above the rate on five-year U.S. Treasury obligations. Accumulated dividends will be payable on the same terms over the same period. The liquidation preference of the Convertible Preferred Stock, as well as the amounts owed upon redemption of the Convertible Preferred Stock, are to be reduced by any tax deficiencies or settlements (including interest and penalties) paid or payable for all tax periods beginning prior to December 29, 1995. See "Business--Legal Proceedings--IRS Proceedings." The Convertible Preferred Stock is convertible, at the option of the holder, into 2,950,000 shares of Class I Common Stock. The conversion feature is exercisable from January 2001 until January 2002, and immediately prior to certain fundamental transactions. See "Description of Capital Stock-Convertible Preferred Stock."

(4) EBITDA represents operating income plus depreciation, depletion and amortization. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income or as an indicator of operating performance or to cash flows as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. However, the Company's management believes EBITDA is a meaningful measure of performance as substantially all of the Company's financing arrangements contain covenants based on formulations of EBITDA.

(5) Includes capital additions financed through capital lease transactions amounting to $8,246, $155, $1,287, $7,221, $4,098, $3,229 and $2,081 for the
    years ended December 31, 1993 through 1997, and for the six months ended June 30, 1997 and 1998, respectively.

(6) For the purpose of this calculation, earnings are defined as income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expensed or capitalized, amortization of deferred financing costs and discount, the component of operating lease expense which management believes represents an appropriate interest factor and preferred stock dividends.

                                  RISK FACTORS

     In addition to the other information in this Prospectus the following risk factors should be carefully considered in evaluating the Company and its business in connection with the Exchange Offer.

CONSEQUENCES OF THE FAILURE TO EXCHANGE

     Upon consummation of the Exchange Offer, holders of Senior Notes that were not prohibited from participating in the Exchange Offer and did not tender their Senior Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Senior Notes and, accordingly, such Senior Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Senior Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Senior Notes under the Securities Act. Based on interpretations by the staff of the Commission with respect to similar transactions, the Company believes that the Series B Senior Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder of such Series B Senior Notes (other than any such holder which is an "affiliate" of the Registrants within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Series B Senior Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such Series B Senior Notes and neither the holder nor any other person is engaging in or intends to engage in distribution of the Series B Senior Notes. Each broker-dealer that receives Series B Senior Notes for its own account in exchange for Senior Notes must acknowledge that it will deliver a prospectus in connection with any resale of its Series B Senior Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the Series B Senior Notes received in exchange for the Senior Notes acquired by the broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the Exchange Date or, if earlier, until all participating broker-dealers have so resold. See "Plan of Distribution." The Series B Senior Notes may not be offered or sold unless they have been registered or qualified for sale under applicable state securities laws or an exemption from registration or qualification is available and is complied with.

LEVERAGE; ABILITY TO SERVICE DEBT

     As a result of the Offering and New Credit Facility, the Company has, and will continue to have, substantial leverage. At June 30, 1998, the Company had approximately $110.1 million of indebtedness, representing approximately 65% of the Company's total capitalization. See "Capitalization." Furthermore, subject to certain restrictions in the Indenture, the Company may incur additional indebtedness from time to time to finance acquisitions, to provide for working capital or capital expenditures or for other purposes.

     The level of the Company's indebtedness could have important consequences to holders of the Notes, including, but not limited to, the following: (i) the ability of the Company to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be on terms favorable to the Company; (ii) the Company will have significant cash requirements for debt service; (iii) financial and other covenants and operating restrictions imposed by the terms of the Indenture and by the New Credit Facility will limit, among other things, its ability to borrow additional funds or to dispose of assets; (iv) a downturn in the Company's businesses will have a more significant impact on its results of operations; and (v) the Company may increase indebtedness senior to the Notes immediately following the issuance of the Notes.

     The ability of Pen Holdings to satisfy its obligations will be primarily dependent upon the future financial and operating performance of its subsidiaries and upon its ability to renew or refinance borrowings or to raise additional equity capital. Each of these alternatives is dependent upon financial, business and other general economic factors affecting Pen Holdings and its subsidiaries in particular, many of which are beyond the control of Pen Holdings and its subsidiaries. If Pen Holdings and its subsidiaries are unable to generate sufficient cash flow to meet their debt service obligations, they will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, including the Notes, selling assets or raising equity capital. There can be no assurance that any such alternatives could be accomplished or could be accomplished on satisfactory terms or that such actions would yield sufficient funds to retire the Notes and any secured indebtedness. While management believes that cash flow from operations will provide an adequate source of long-term liquidity, a significant drop in operating cash flows resulting from economic conditions, competition or other uncertainties beyond the Company's control would increase the need for alternative sources of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

HOLDING COMPANY STRUCTURE

     Pen Holdings is a holding company that conducts substantially all of its operations through its subsidiaries. The Company's only significant assets are
(i) the capital stock of its subsidiaries, all of which are wholly owned (ii) the building which houses the Company's headquarters and (iii) certain computer equipment. As a holding company, Pen Holdings is dependent on dividends or other distributions of funds from its subsidiaries to meet its debt service and other obligations, including its obligations under the Notes.

EFFECTIVE SUBORDINATION OF THE NOTES AND GUARANTEES; RESTRICTIVE DEBT COVENANTS

     The Notes are senior unsecured obligations of the Company and will rank generally the same in priority of payment with all existing and future unsubordinated obligations of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. Borrowings under the New Credit Facility will be secured by certain of Pen Holdings' and certain of its Subsidiaries' assets, including the stock of Pen Coal Corporation ("Pen Coal") and The Elk Horn Coal Corporation ("Elk Horn Coal") and substantially all of the assets of Pen Holdings' active subsidiaries (defined to include Pen Coal, Elk Horn Coal, River Marine Terminals, Inc., Marine Terminals Incorporated and Pen Cotton Company of South Carolina). Accordingly, while the Notes will rank generally the same in priority of payment with borrowings under the New Credit Facility, the Notes will be effectively subordinated to the obligations outstanding under the New Credit Facility to the extent of the value of the assets securing such borrowings. Similarly, the Guarantees of the Guarantors will rank generally the same in priority of payment with all obligations of the respective Guarantors that are not by their terms expressly subordinated to the Guarantees. In the event of a default under the New Credit Facility or other secured indebtedness (whether as a result of the failure to comply with a payment or any covenant, a cross-default or otherwise), the lenders thereunder will have a secured claim foreclosure right on their collateral, and, if exercised, the Company's financial condition and the value of the Notes will be materially adversely affected. In the event of certain asset sales, the New Credit Facility will provide that net proceeds thereof not reinvested as provided therein must be applied to the repayment of borrowings under the New Credit Facility.

     The New Credit Facility and the Indenture contain covenants that, among other things, limit the Company's ability to incur additional indebtedness, prepay subordinated indebtedness, dispose of certain assets, incur liens, make capital expenditures, make certain investments or acquisitions and otherwise restrict corporate activities. The New Credit Facility also requires the Company to comply with certain financial ratios and tests, under which the Company is required to achieve certain financial and operating results. The ability of the Company to comply with such provisions may be affected by events beyond its control. A breach of any of these covenants would result in a default under the New Credit Facility. In the event of any such default, depending on the actions taken by the lenders under the New Credit Facility, the Company could be prohibited from making any payments on the Notes. In addition, such lenders could elect to declare all amounts borrowed under the New Credit Facility, together with accrued interest thereon, to be due and payable, which would be an event of default under the Indenture. As a result of the priority and/or security afforded the New Credit Facility, there can be no assurance that the Company would have sufficient assets to pay indebtedness then outstanding under the New Credit Facility and the Indenture. Any future refinancing of the New Credit Facility is likely to contain similar restrictive covenants. See "Description of Notes--Certain Covenants" and "Description of New Credit Facility."

POTENTIAL TAX LIABILITY

     The Company is engaged in litigation in the U.S. Tax Court challenging certain deficiencies determined by the Internal Revenue Service ("IRS") for the years 1982 through 1989. After significant reductions resulting from pretrial discussions between the Company's counsel and the IRS trial attorney, the remaining disputes relate to approximately $15 million in taxes and $2 million in penalties (exclusive of interest). The Company's counsel and the IRS counsel continue to discuss the remaining issues in dispute. However, in the event that the Company and the IRS fail to reach a pretrial resolution, the dispute would be tried in the U.S. Tax Court probably in late 1999. While it is impossible to predict the final disposition of the litigation, management believes, that the Company should prevail. However, there can be no assurance that the Company will prevail in the Tax Court litigation and, if issues were decided substantially in favor of the IRS positions, the required payments of taxes and penalties could have a material adverse effect on the Company's operating results and financial condition. See "Business--Legal Proceedings."

     The IRS also is currently examining the Company's federal tax returns for the years 1990 through 1993. The Company has received various preliminary notices of proposed adjustments from the IRS proposing substantial adjustments to taxable income reported on the Company's income tax returns for these years. As the IRS has not yet concluded its examination or issued its examination report, management does not yet know what issues the IRS will pursue and is unable to estimate the likely outcome of the audits for these years. The Company is continuing to meet with the IRS to discuss the preliminary proposed adjustments in an attempt to resolve these issues. Although management believes that most of the preliminary proposed adjustments from the IRS are likely to be eliminated or substantially reduced prior to any necessary litigation, there can be no assurance as to the ultimate outcome of the ongoing examination by the IRS. Given the stage of this examination, and the number and complexity of the administrative and judicial proceedings involved in reaching a resolution, management believes it is unlikely that ultimate resolution of the Company's tax audits for the years 1990 through 1993 will occur for several years. If, after exhaustion of all administrative and judicial remedies and appeals, issues currently raised in the preliminary proposed adjustment were decided substantially in favor of the IRS positions, the result could have a material adverse effect on the Company's financial condition. See "Business--Legal Proceedings."

RELIANCE ON LONG-TERM SALES CONTRACTS, DEPENDENCE ON SIGNIFICANT CUSTOMERS AND RISKS ASSOCIATED WITH PRICE ADJUSTMENT PROVISIONS

     A substantial portion of the Company's coal is sold pursuant to long-term sales contracts which are significant to the stability and profitability of the Company's operations. In 1997, approximately 83% of the Company's revenues from coal sales were made under long-term sales contracts. As of June 30, 1998, the Company had seven long-term sales contracts with a weighted average term of approximately 3.0 years (excluding option periods). As of June 30, 1998, the Company's long-term sales contracts provided for coal to be sold at a price which exceeds the price at which such coal could be sold in the spot market.

     The Company's long-term sales contract with Taiwan Power Company accounted for 56%, 58%, 36%, 23% and 25% of the Company's coal sales revenues from 1993 through 1997, respectively. The contract with Taiwan Power expires in 1999, and the Company expects that it will not be renewed or extended due to the high transportation cost to Taiwan from the Gulf of Mexico, as compared with other sources. The Company's long-term sales contract with Dayton Power & Light accounted for 15%, 15%, 23%, 21% and 24% of the Company's coal sales revenues from 1993 through 1997, respectively. The Company's long-term sales contract with American Electric Power-Mountaineer accounted for 8%, 9%, 15%, 18% and 17% of the Company's coal sales revenues from 1993 through 1997. The Company continually bids on new contracts to replace existing contracts in order to align supply requirements with its anticipated production levels. There can be no assurance, however, that the Company will be able to secure additional contracts to replace any expiring contract or to replace such contract on terms favorable to the Company. As a result, the loss of these or other of its sales contracts could have a material adverse effect on the Company's financial condition and results of operations.

     Virtually all of the Company's long-term sales contracts are subject to price adjustment provisions which permit an increase or decrease in the contract price at specified times during the contract term to reflect changes in certain price or other economic indices, taxes and other governmental charges. Long-term sales contracts also typically contain force majeure provisions allowing suspension of performance by the Company or the customer to the extent necessary during the duration of certain events beyond the control of the affected party, including labor disputes and changes in government regulations. See "Business--Long-Term Coal Sales Contracts." There can be no assurance that the Company's currently existing contracts will remain in force for the duration of their current terms.

     In addition, the Taiwan Power Company contract contains an annual price reopener provision which provides for the contract price to be adjusted upward or downward on the basis of certain market factors. If the parties fail to agree on a price for a given year, each party has the right to require that the price be determined by binding arbitration. Pending determination of the annual price, coal sales are made at the prior year's price. Upon establishment of the price, any change is adjusted retroactively to January 1 of the subject year, and interest is owed on any amount due. The Company and Taiwan Power Company have not yet reached an agreement on price for 1998. As a result, currently coal is being shipped to Taiwan Power Company at the price agreed to by the parties for 1997. In the event that the price for 1998 is determined to be less than the 1997 price at which 1998 deliveries are being made, the Company would be required to adjust the 1998 price downward on a retroactive basis (to January 1, 1998), with interest to be charged on the difference. At present, the Company is not able to determine whether there will be a decrease in the price and/or a decrease in tonnage under the Taiwan Power Company contract from the price paid and/or tonnage delivered in 1997. In the event that the price and/or tonnage were to decrease significantly, this could have a material adverse affect on the Company's EBITDA for 1998. In addition, the price for 1999 has not yet been determined. The foregoing, therefore, may also apply to 1999.

     The operating profit margins realized by the Company under its long-term sales contracts depend on a variety of factors, including production costs, transportation costs, delivered coal qualities and quantities and various general macro-economic indices, many of which are beyond the Company's control. In addition, price adjustment, price reopener and other provisions may reduce the insulation from short-term coal price volatility provided by such contracts and may adversely impact the Company's operating profit margins. If any of the Company's long-term sales contracts were modified or terminated, the Company could be adversely affected to the extent that it is unable to find alternate customers at the same level of profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON LONG-TERM MINERAL LEASES

     A portion of the Company's revenues is derived from the leasing of its coal reserves pursuant to long-term (longer than one year) mineral lease agreements. Although under such leases the lessees are required to pay certain minimum royalties, a lessee will generally be obligated to pay the Company royalties based on the level of the lessee's production from the leased reserve. In 1997, approximately 25.5% of the Company's gross profits were derived from the leasing of its mineral reserves. See "Selected Consolidated Financial Data." As of June 30, 1998, the Company had 34 mineral leases with a weighted average remaining life of approximately 16.3 years.

     The amount of gross profit the Company derives from long-term mineral leases is subject to the production of its lessees. The Company evaluates each prospective lessee to determine its ability to efficiently and productively mine the leased reserves based in large part upon past performance of the particular prospective lessee. Beyond this evaluation, however, the ability of the lessee to generate royalties for the Company is beyond the Company's control. There can be no assurance that the companies which lease the Company's mineral reserves will continue to have production levels from the Company's reserves at the same levels they have been in the past.

     The revenues generated by the Company's leases depends upon a variety of other factors, including the long-term viability of the lessees and the Company's ability to renew these leases as they approach termination or find other willing and suitable lessees. If a number of the leases are terminated due to the lessee ceasing operations, or the leases are not renewed upon expiration of their term, the Company's results of operations could be adversely affected to the extent that it is not able to find suitable alternate lessees.

HIGHLY COMPETITIVE INDUSTRY

     The U.S. coal industry is highly competitive, with numerous producers in all coal producing regions. The Company competes with other large producers and hundreds of small producers in the United States and abroad. Many of the Company's customers also purchase coal from its competitors. The markets in which the Company sells its coal are highly competitive and affected by factors beyond the Company's control. Demand for coal and the prices that the Company will be able to obtain for its coal are closely linked to coal consumption patterns of the domestic electric utility industry, which accounted for approximately 89.5% of domestic coal consumption in 1997. These coal consumption patterns are influenced by the demand for electricity, coal transportation costs, environmental and other governmental regulation, technological developments and the location, availability and price of competing sources of coal, alternative fuels such as natural gas, oil and nuclear, and alternative energy sources such as hydroelectric power. In addition, during the mid-1970's and early 1980's, a growing coal market and increased demand attracted new investors to the coal industry and spurred the development of new mines and added production capacity throughout the industry. As a result of the increased development of large surface mining operations, particularly in the western United States, and more efficient mining equipment and techniques, the industry has developed excess coal production capacity in the United States. Competition resulting from excess capacity encourages producers to reduce prices and to pass productivity gains through to customers. Moreover, because of greater competition in the domestic electric utility industry and increased pressure from customers and regulators to lower electricity prices, public utilities are lowering fuel costs by buying higher percentages of spot coal through a competitive bidding process and by only buying the amount of coal necessary under existing contracts to meet their contractual requirements. There can be no assurance that the Company will continue to be able to obtain long-term sales contracts with reliable customers as its reserves expand and as existing contracts expire. If a lower percentage of its revenues are generated pursuant to long-term sales contracts, the Company will be increasingly affected by changes in prices for coal in the spot market.

RISKS INHERENT TO MINING

     The Company's mining operations are subject to conditions beyond the Company's control which can negatively or positively affect the cost of mining at particular mines for varying lengths of time. These conditions include weather and natural disasters such as heavy rains and flooding, unexpected maintenance problems, variations in coal seam thickness, variations in the amount of rock and soil overlying the coal deposit, variations in rock and other natural materials and variations in other geological and other conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

IMPORTANCE OF ACQUISITIONS AND RELATED RISKS

     The Company has grown, in part, through the acquisition of coal companies, coal properties, coal leases and related assets, and management believes that such acquisitions will continue to be important to the Company. Acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and difficulties in the assimilation of the operations, technologies, services and products of the acquired companies, some or all of which could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the Company will be successful in the development of such acquisitions or joint ventures or that the acquired companies or other businesses acquired in the future will achieve anticipated revenues and earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

GOVERNMENT REGULATION OF THE MINING INDUSTRY

     The coal mining industry is subject to regulation by federal, state and local authorities on matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals are required for mining operations. The Company believes all material permits required to conduct its present mining operations have been obtained. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment, including the development of Fork Creek. All requirements imposed by any such authority may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation and/or regulations and orders may be adopted which may materially adversely affect the Company's mining operations, its cost structure and/or its customers' ability to use coal. New legislation, including proposals related to the protection of the environment which would further regulate and tax the coal industry, may also require the Company or its customers to change their operations significantly or incur increased costs. Such factors and legislation (if enacted) could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Government Regulation."

RECLAMATION AND MINE CLOSURE ACCRUALS

     The federal Surface Mining Control and Reclamation Act of 1977 ("SMCRA") and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals and contour reclamation at underground mines, scrap removal, and contour reclamation at the preparation plant. Other costs common to both types of mining are related to reclaiming refuse and slurry ponds. The Company accrues for current mine disturbance which will be reclaimed prior to final mine closure. The establishment of the final mine closure reclamation liability and the current disturbance is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and production levels. Although the Company's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures, the Company's financial condition and its future operating results would be adversely affected if such accruals were later determined to be insufficient.

IMPACT OF CLEAN AIR ACT AMENDMENTS ON COAL CONSUMPTION

     The federal Clean Air Act ("Clean Air Act") and amendments to the Clean Air Act ("Clean Air Act Amendments"), and corresponding state laws which regulate the emissions of materials into the air, affect coal mining operations both directly and indirectly. Coal mining and processing operations may be directly affected by Clean Air Act permitting requirements and/or emissions control requirements relating to particulate matter (e.g., "fugitive dust"). Coal mining and processing may also be impacted by future regulation of fine particulate matter measuring 2.5 micrometers in diameter or smaller. Regulations relating to fugitive dust and coal combustion emissions may restrict the Company's ability to develop new mines or could require the Company to modify its existing operations. The Clean Air Act indirectly affects coal mining operations by extensively regulating the air emissions of coal-fueled utility power plants. Such regulations directly impact a coal producer's ability to sell coal to its customers. Title IV of the Clean Air Act Amendments places limits on sulfur dioxide emissions from electric power generation plants. These limits set baseline emission standards for such facilities. Reductions in such emissions will occur in two phases: the first began in 1995 ("Phase I") and applies only to certain identified facilities; and the second is currently scheduled to begin in 2000 ("Phase II") and will apply to most remaining facilities, including those subject to the 1995 restrictions. The affected utilities have been and may be able to meet these requirements by, among other ways, switching to lower sulfur fuels, installing pollution control devices such as scrubbers, reducing electricity generating levels or purchasing or trading "pollution credits." Specific emission sources will receive these credits which utilities and industrial concerns can trade or sell to allow other units to emit higher levels of sulfur dioxide. In addition, the Clean Air Act Amendments require a study of utility power plant emission of certain toxic substances and their eventual regulation, if warranted.

     The effect of the Clean Air Act Amendments on the Company cannot be completely ascertained at this time. The Company believes that implementation of Phase II will likely exert a downward pressure on the price of higher sulfur coal, as additional coal-burning utility power plants become subject to the restrictions of Title IV. This price effect is expected to result after the large surplus of pollution credits which has accumulated in connection with Phase I has been reduced and before utilities electing to comply with Phase II by installing scrubber sulfur-reduction technologies are able to implement such a compliance strategy. If the price of compliance coal rises as Phase II is implemented, scrubber compliance strategies may become more attractive to utility customers, thereby lessening the downward pressure on the price of high sulfur coal which could adversely affect the Company's sales for its compliance and low-sulfur coal. Currently, approximately 74% of the Company's coal reserves are estimated to be composed of compliance or low-sulfur coal and 26% of the Company's reserves are estimated to be composed of medium-sulfur coal. See "--Reliance on Long-Term Sales Contracts," "Business--Long-Term Coal Sales Contracts" and "Business--Government Regulation."

     The Clean Air Act Amendments also require that utilities that currently are major sources of nitrogen oxides in moderate or higher ozone non-attainment areas install reasonably available control technology ("RACT") for nitrogen oxides, which are precursors of ozone. In addition, stricter ozone standards are expected to be implemented by the U.S. Environmental Protection Agency (the "EPA") by 2003. The Ozone Transport Assessment Group ("OTAG"), formed to make recommendations to the EPA for addressing ozone problems in the eastern United States, submitted its final recommendations to the EPA in June 1997. Based on the OTAG's recommendations, the EPA recently announced a proposal (the "SIP call") that would require 22 eastern states, including states in which the Company's customers are located, to make substantial reductions in nitrous oxide emissions. The EPA expects that states will achieve these reductions by requiring power plants to reduce their nitrous oxide emissions by an average of 85%. Installation of RACT and additional control measures required under the SIP call will make it more costly to operate coal-fired utility power plants and, depending on the requirements of individual state attainment plans and the development of revised new source performance standards, could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future. Any reduction in coal's share of the capacity for power generation could have a material adverse effect on the Company's financial condition and results of operations. The effect such legislation or regulation, or other legislation that may be enacted in the future, could have on the coal industry in general and on the Company in particular cannot be predicted with certainty. Although a large portion of the Company's coal reserves are comprised of compliance and low-sulfur coal, there can be no assurance that the implementation of the Clean Air Act Amendments or any future regulatory provisions will not materially adversely affect the Company.

POTENTIAL IMPACT OF KYOTO PROTOCOL

     On December 11, 1997, U.S. government representatives at the climate change negotiations in Kyoto, Japan, agreed to reduce the emissions of greenhouse gas (including carbon dioxide and other gas emissions that are believed to be trapping heat in the atmosphere and warming the Earth's climate) in the United States. The adoption of the requirements of the Kyoto protocol by the United States are subject to conditions which may not occur, and are also subject to the protocol's ratification by the U.S. Senate. The U.S. Senate has indicated that it will not ratify an agreement unless certain conditions, not currently provided for in the Kyoto protocol, are met. At present, it is not possible to predict whether the Kyoto protocol will attain the force of law in the United States or what its impact would be on the Company. Further developments in connection with the Kyoto process could adversely affect the Company's financial condition and results of operations.

REPLACEMENT AND RECOVERABILITY OF RESERVES

     The Company's future success depends, in part, upon its ability to find, develop or acquire additional coal reserves. The reserves of the Company will generally be depleted as mining operations are conducted, except to the extent that the Company conducts successful exploration and development activities or acquires properties containing reserves. To increase reserves and production, the Company must continue its development, exploration and acquisition activities or undertake other replacement activities. The Company's current strategy includes increasing its reserve base through acquisitions of producing properties and by continuing to exploit its existing properties. There can be no assurance, however, that the Company's planned development and exploration projects and acquisition activities will result in significant additional reserves or that the Company will have continuing success developing additional mines. For a discussion of the Company's reserves, see "Business--Coal Reserves." Most of the Company's mining operations are conducted on properties owned or leased by the Company. Because title to most of the Company's leased properties and mineral rights is not thoroughly verified until a permit is obtained to mine the property, the Company's right to mine certain of its reserves may be adversely affected if defects in title or boundaries exist. In addition, there is no assurance that the Company can successfully negotiate new leases or mining contracts for properties containing additional reserves or maintain its leasehold interest in properties on which mining operations are not commenced during the term of the lease. See "Business--Coal Reserves."

PRICE FLUCTUATIONS AND MARKETS

     The Company's results of operations are highly dependent upon the prices received for the Company's coal. Any significant decline in prices for coal could have a material adverse effect on the Company's financial condition, results of operation and quantities of reserves recoverable on an economic basis. Should the industry experience significant price declines from current levels or other adverse market conditions, the Company may not be able to generate sufficient cash flow from operations to meet its obligations and make planned capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     To the extent the Company is unable to sell its coal under long-term sales contracts, it would be forced to cease production or to sell its production into the spot market. The prices for spot coal sales are typically below the price received under long-term sales contracts. The Company estimates that, on average, spot sales for coal shipped through the Big Sandy River district in 1997 averaged approximately $2.50 less per ton (for comparable quality coal) than the amount received by the Company under long-term sales contracts.

RELIANCE ON ESTIMATES OF RECOVERABLE RESERVES

     There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the control of the Company. The coal reserve data set forth in this Prospectus are based on the Reserve Studies. Estimates of coal reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future coal prices, future operating costs, severance and excise taxes, development costs and reclamation costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of coal attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances will likely be material. As a result, potential investors should not place undue reliance on the coal reserve data included herein. See "Business--Coal Reserves."

DEPENDENCE ON KEY MANAGEMENT AND CONTROL BY PRINCIPAL SHAREHOLDER

     The Company's business is managed by a number of key personnel, the loss of any of whom could have a material adverse effect on the Company. In addition, as the Company's business develops and expands, the Company believes that its future success will depend greatly on its continued ability to attract and retain highly skilled and qualified personnel. See "Management."

     William E. Beckner beneficially owns 90.4% of the outstanding voting securities of the Company. Accordingly, Mr. Beckner is able to control the election of the Company's directors and to determine the corporate and management policies of the Company, including decisions relating to any mergers or acquisitions by the Company, sales of all or substantially all of the Company's assets and other significant corporate transactions, which transactions may result in a Change of Control under the Indenture. See "Security Ownership of Principal Stockholders and Management."

TRANSPORTATION

     The United States coal industry depends on rail, trucking and river barge transportation to deliver shipments of coal to customers. Disruption of these transportation services could temporarily impair the Company's ability to supply coal to its customers and thus adversely affect the Company's financial condition and operating results.

Transportation costs are a significant component of the total cost of supplying coal to customers and can affect significantly the Company's competitive position and profitability. Increases in the Company's transportation costs, or changes in such costs relative to transportation costs incurred by providers of competing coal or of other fuels, could have an adverse effect on the Company's financial condition and operating results. In addition, the Company may be adversely affected by labor or other disruptions throughout the transportation industry as a whole.

     In the past, the Company has experienced delays in transporting coal from its mine sites near the Kentucky-West Virginia border due to temporary cessations of operations at its Big Sandy River loading terminals. In the past, the Big Sandy River has flooded or water levels have risen after sustained periods of adverse weather conditions, forcing the terminals to cease loading barges. These terminals were unable to load barges 61 days during the five year period ending December 31, 1997. Delays in transporting its coal to customers increases the Company's cost of production and decreases customer satisfaction and, if prolonged, could have a material adverse effect on the Company. It is anticipated that coal production from Fork Creek will be shipped on rail via CSX and, as a result, the Company will be dependent upon CSX to transport this coal.

UNIONIZATION OF LABOR FORCE

     The Company is not currently a party to any collective bargaining agreement and considers its relations with its employees to be good. If some or all of the Company's currently non-union operations were to become unionized, the Company could incur higher labor costs and an increased risk of work stoppages. There can be no assurance that the Company's workforce will not unionize in the future. In addition, even if the Company remains non-unionized, its operations may still be adversely affected by work stoppages at unionized companies.

NEW TECHNOLOGY

     The coal mining industry is increasingly affected by advances in technology. The ability of the Company to compete successfully may depend on the extent to which it is able to implement and exploit such technological changes. The failure of the Company to develop, anticipate or respond to such changes could have a material adverse effect on the Company. The development of new and better technologies by the Company's competitors could have a material adverse effect on the Company's financial condition and results of operations.

ADEQUACY OF COAL INDUSTRY RETIREE HEALTH BENEFITS RESERVES

     The Coal Industry Retiree Health Benefits Act of 1992 ("CIRHBA") requires companies currently operating in the coal mining industry to subsidize the healthcare premiums of retired coal miners and their beneficiaries. The Social Security Administration assigns miners and their beneficiaries to the coal companies with which they were formerly employed or related. Until recently, the Company believed that it fell within the scope of CIRHBA. Therefore, the Company had established a reserve to satisfy the healthcare premiums of those miners and their beneficiaries which have been assigned to the Company. However, on June 25, 1998, the U.S. Supreme Court held in Eastern Enterprises v. APFEL, Commissioner of Social Security et al., that the assignment of miners under CIRHBA to certain coal companies violated certain provisions of the U.S. Constitution. The Company believes that it is in the class of coal companies to which the Constitutional prohibitions to CIRHBA apply. Therefore, the Company is no longer making contributions into its CIRHBA reserves. At the time of the Eastern Enterprises decision, the Company believed that the reserves it had established were sufficient to satisfy its obligations to the miners then assigned to it and those which are reasonably foreseeable to be assigned to it in the future. Because the Eastern Enterprises decision is very recent, the Company is continuing to review its CIRHBA policies.

     If, however, the Eastern Enterprises decision was found inapplicable to the Company, the possibility exists that the Company could be assigned a greater number of miners than could be reasonably foreseen. Such a situation could exhaust the Company's reserves and have an adverse effect on the Company's financial condition and operating results.

FRAUDULENT CONVEYANCE STATUTES

     Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, if a court were to find that, among other things, at the time Pen Holdings incurred the indebtedness evidenced by the Notes or a Guarantor executed its Guaranty, Pen Holdings or the Guarantor, as the case may be: (i) (a) was or is insolvent or rendered insolvent by reason of such occurrence, (b) was or is engaged in a business or transaction for which the assets remaining with Pen Holdings or such Guarantor constituted unreasonably small capital, or (c) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature; and (ii) received or receives less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness, then the Notes or Guarantee, as the case may be, could be voided, or claims in respect of the Notes or Guarantees could be subordinated to all other debts of Pen Holdings, as the case may be. In addition, the payment of interest and principal by Pen Holdings pursuant to the Notes could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the creditors of Pen Holdings.

     The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, Pen Holdings or a Guarantor would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the salable value of all of its assets at a fair valuation or if the present fair salable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature or (ii) it could not pay its debts as they become due.

     On the basis of historical financial information, recent operating history and other factors, the Company believes that, as a result of the indebtedness incurred in connection with the Offering and the establishment of the New Credit Facility, it was not rendered insolvent, did not have unreasonably small capital for the business in which it is engaged and did not incur debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with the Company's conclusions in this regard.

POTENTIAL INABILITY TO FUND A CHANGE OF CONTROL OFFER

     Upon a Change of Control, the Company will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of repurchase. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Notes tendered or that restrictions in the New Credit Facility will allow the Company to make such required repurchases. See "Description of Notes--Change of Control Offer."

ABSENCE OF A PUBLIC MARKET FOR NOTES; POSSIBLE VOLATILITY OF NOTE PRICE

     Prior to the Exchange Offer, the Senior Notes have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Although the Initial Purchaser has informed the Company that it currently intends to make a market in the Series B Senior Notes, it is not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Series B Senior Notes. The Series B Senior Notes are expected to be eligible for trading in the PORTAL market. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the NASDAQ National Market. If a market for the Series B Senior Notes were to develop, the Series B Senior Notes could trade at prices that may be higher or lower than the Senior Notes initial offering price depending upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that, if a market for the Series B Senior Notes were to develop, such a market will not be subject to similar disruptions.

FORWARD LOOKING STATEMENTS

     The statements contained in this Prospectus that are not historical facts are "forward looking statements," which statements can be identified by the use of forward looking terminology such as "believes," "expects," "may," "will," "should," "intends" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Management cautions the reader that these forward looking statements, are only predictions. No assurance can be given that future results will be achieved; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the Company's current litigation in the U.S. Tax Court and the pending Internal Revenue Service's examination of certain other tax returns of the Company, the Company's reliance on long-term sales contracts, the Company's reliance on long-term mineral leases, the competitive environment in which the Company operates, the risks inherent to the mining industry, acquisitions, government regulation, reclamation and mine closure accruals, the effects of Clean Air Act Amendments on the coal industry, replacement and recoverability of coal reserves, economic conditions in the coal industry generally and technological developments. Such risks could cause actual results to vary materially from the future results indicated, expressed or implied, in such forward looking statements.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     On June 8, 1998, the Company issued $100,000,000 aggregate principal amount at maturity of Senior Notes to CIBC Oppenheimer Corp., the Initial Purchaser. The issuance was not registered under the Securities Act in reliance upon the exemption under Rule 144A, Section 4(2) and Regulation S of the Securities Act. In connection with the issuance and sale of the Senior Notes, the Company entered into a registration rights agreement with the Initial Purchaser dated as of June 8, 1998 (the "Registration Rights Agreement"), which requires the Company to cause the Senior Notes to be registered under the Securities Act or to file with the Commission a registration statement under the Securities Act with respect to an issue of new notes of the Company identical in all material respects to the Senior Notes, and use its best efforts to cause such registration statement to become effective under the Securities Act and, upon the effectiveness of that registration statement, to offer to the holders of the Senior Notes the opportunity to exchange their Senior Notes for a like principal amount of Series B Senior Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy the Company's obligations thereunder.

     Based on no-action letters issued by the staff of the Commission to third-parties, the Company believes that the Series B Senior Notes issued pursuant to the Exchange Offer in exchange for Senior Notes may be offered for resale, resold and otherwise transferred by any holder of such Series B Senior Notes (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Series B Senior Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such Series B Senior Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the Series B Senior Notes. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the Series B Senior Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker dealer that receives Series B Senior Notes for its own account in exchange for Senior Notes, where such Senior Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Series B Senior Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept any and all Senior Notes validly tendered and not withdrawn prior to 5:00 p.m. (New York City time) on the Expiration Date. The Company will issue a principal amount of Series B Senior Notes in exchange for an equal principal amount of outstanding Senior Notes tendered and accepted in the Exchange Offer. Holders may tender some or all of their Senior Notes pursuant to the Exchange Offer. The date of acceptance for exchange of the Senior Notes for the Series B Senior Notes (the "Exchange Date") will be the first business day following the Expiration Date.

     The terms of the Series B Senior Notes and the Senior Notes are substantially identical in all material respects, except for certain transfer restrictions, registration rights and Additional Interest for Registration Defaults relating to the Senior Notes which will not apply to the Series B Senior Notes. See "Description of Notes." The Series B Senior Notes will evidence the same debt as the Senior Notes. The Series B Senior Notes will be issued under and entitled to the benefits of the Indenture pursuant to which the Senior Notes were issued.

     As of the date of this Prospectus, $100,000,000 aggregate principal amount at maturity of the Senior Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders.

     Holders of Senior Notes do not have any appraisal or dissenters' rights under Tennessee law or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Senior Notes which are not tendered and were not prohibited from being tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and to be subject to transfer restrictions, but will not be entitled to any rights or benefits under the Registration Rights Agreement.

     Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Senior Notes properly tendered and will issue the Series B Senior Notes promptly after acceptance of the Senior Notes. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Senior Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the Series B Senior Notes from the Company.

     In all cases, issuance of Series B Senior Notes for Senior Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Senior Notes, a properly completed and duly executed Letter of Transmittal and all other required documents; provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Senior Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Senior Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Senior Notes or substitute Senior Notes evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     Holders who tender Senior Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Senior Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


     The term "Expiration Date," shall mean 5:00 p.m. (New York City time), on December 3, 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.


     In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, prior to 9:00 a.m. (New York City time), on the next business day after the then Expiration Date.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Senior Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Senior Notes of such amendment.

     Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE SERIES B SENIOR NOTES

     The Series B Senior Notes will bear interest at the rate of 9 7/8% per annum, payable semi-annually, in cash, on June 15 and December 15, of each year, commencing December 15, 1998.

CONDITIONS

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to exchange any Series B Senior Notes for any Senior Notes, and may terminate or amend the Exchange Offer before the acceptance of any Senior Notes for exchange, if:

        (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which seeks to restrain or prohibit the Exchange Offer or, in the Company's judgment, would materially impair the ability of the Company to proceed with the Exchange Offer; or

        (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule, order or regulation is interpreted by any government or governmental authority which, in the Company's judgment, would materially impair the ability of the Company to proceed with the Exchange Offer; or

        (c) the Exchange Offer or the consummation thereof would otherwise violate or be prohibited by applicable law.

     If the Company determines in its sole discretion that any of these conditions is not satisfied, the Company may (i) refuse to accept any Senior Notes and return all tendered Senior Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Senior Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders who tendered such Senior Notes to withdraw their tendered Senior Notes, or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Senior Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above shall be final and binding on all parties.

PROCEDURES FOR TENDERING

     The tender of Senior Notes by a holder as set forth below and the acceptance thereof by the Company will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal.

     Only a holder of Senior Notes may tender such Senior Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must (i) complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Senior Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date, or (ii) comply with the guaranteed delivery procedures described below. Delivery of all documents must be made to the Exchange Agent at its address set forth herein.

     THE METHOD OF DELIVERY OF SENIOR NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE

THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR SENIOR NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Senior Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Senior Notes, either make appropriate arrangements to register ownership of the Senior Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17ad-15 under the Exchange Act (an "Eligible Institution") unless the Senior Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by an Eligible Institution.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Senior Notes listed therein, such Senior Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Senior Notes with the signature thereon guaranteed by an Eligible Institution. If the Letter of Transmittal or any Senior Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     Any financial institution that is a participant in the book-entry transfer facility for the Senior Notes (The Depository Trust Company system ("DTC")), may make book-entry delivery of Senior Notes by causing DTC to transfer such Senior Notes into the Exchange Agent's account with respect to the Senior Notes in accordance with DTC's procedures for such transfer. Although delivery of Senior Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received and confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Senior Notes and withdrawal of tendered Senior Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Senior Notes not properly tendered or any Senior Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Senior Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Senior Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Senior Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Senior Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Senior Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In addition, the Company reserves the right in its sole discretion to purchase or make offers for any Senior Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Senior Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

     By tendering, each holder will also represent to the Company, (i) that the Series B Senior Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Series B Senior Notes, whether or not such person is the holder, (ii) that neither the holder nor any such person has an arrangement or understanding with any person to participate in the distribution of such Series B Senior Notes and (iii) that neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company, or that if it is an "affiliate," it will comply with the registration and prospective delivery requirements of the Securities Act to the extent applicable.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Senior Notes and (i) whose Senior Notes are not immediately available, (ii) who cannot deliver their Senior Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or (iii) who cannot complete the procedures for book-entry transfer of Senior Notes to the Exchange Agent's account with DTC prior to the Expiration Date, may effect a tender if:

     (a) The tender is made through an Eligible Institution;

     (b) On or prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Senior Notes (if possible) and the principal amount of Senior Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three business trading days after the Expiration Date, (i) the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Senior Notes and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, or (ii) that book-entry transfer of such Senior Notes into the Exchange Agent's account at DTC will be effected and confirmation of such book-entry transfer will be delivered to the Exchange Agent; and

     (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Senior Notes in proper form for transfer and all other documents required by the Letter of Transmittal, or confirmation of book-entry transfer of the Senior Notes into the Exchange Agent's account at DTC, are received by the Exchange Agent within three business trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Senior Notes according to the guaranteed delivery procedures set forth above.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer:

     The holder tendering Senior Notes exchanges, assigns and transfers the Senior Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the holder's agent and attorney-in-fact to cause the Senior Notes to be assigned, transferred and exchanged. The holder represents and warrants to the Company and the Exchange Agent that (i) it has full power and authority to tender, exchange, assign and transfer the Senior Notes and to acquire the Series B Senior Notes in exchange for the Senior Notes, (ii) when the Senior Notes are accepted for exchange, the Company will acquire good and unencumbered title to the Senior Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim, (iii) it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Senior Notes and (iv) acceptance of any tendered Senior Notes by the Company and the issuance of Series B Senior Notes in exchange therefor will constitute performance in full by the Company of its obligations under the Registration Rights Agreement and the Company will have no further obligations or liabilities thereunder to such holders (except with respect to accrued and unpaid Additional Interest, if any). All authority conferred by the holder will survive the death or incapacity of the holder and every obligation of the holder will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the holder.

     Each holder will also certify that it (i) is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or that, if it is an "affiliate," it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (ii) is acquiring the Series B Senior Notes offered in the ordinary course of its business and
(iii) has no arrangement with any person to participate in the distribution of the Series B Senior Notes.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Senior Notes may be withdrawn at any time prior to 5:00 p.m. (New York City time) on the Expiration Date.

     To withdraw a tender of Senior Notes in the Exchange Offer, a telegram, telex, facsimile transmission or letter indicating notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m. (New York City time), on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Senior Notes to be withdrawn (the "Depositor"), (ii) identify the Senior Notes to be withdrawn (including the certificate number or numbers and principal amount of such Senior Notes), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Senior Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Senior Notes register the transfer of such Senior Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Senior Notes are to be registered, if different from that of the Depositor. If Senior Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Senior Notes or otherwise comply with DTC's procedures. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Senior Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Series B Senior Notes will be issued with respect thereto unless the Senior Notes so withdrawn are validly retendered. Any Senior Notes which have been tendered but which are not accepted for payment will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Senior Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

UNTENDERED SENIOR NOTES

     Holders of Senior Notes whose Senior Notes are not tendered or are tendered but not accepted in the Exchange Offer will continue to hold such Senior Notes and will be entitled to all the rights and preferences and subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders of Senior Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligations to such holders, other than the Initial Purchaser, to provide for the registration under the Securities Act of the Senior Notes held by them. To the extent that Senior Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Senior Notes could be adversely affected.

EXCHANGE AGENT

     The Bank of New York, the Trustee under the Indenture, has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:


         By Registered or Certified Mail,
               by Overnight Courier                            By Facsimile:
               The Bank of New York                         The Bank of New York
                101 Barclay Street                        Attention: Martha James,
                   Floor 7 East                          Reorganization Department
                New York, NY 10286                             (212) 815-6339
Attention: Martha James, Reorganization Department         Confirm by Telephone:
                                                               (212) 815-6335
                By hand delivery,
               The Bank of New York
                101 Barclay Street
         Corporate Trust Services Window
                   Ground Level
Attention: Martha James, Reorganization Department


     DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and will pay the reasonable fees and expenses of holders in delivering their Senior Notes to the Exchange Agent.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Senior Notes pursuant to the Exchange Offer. If, however, certificates representing Series B Senior Notes or Senior Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Senior Notes tendered, or if tendered Senior Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Senior Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Upon consummation of the Exchange Offer, holders of Senior Notes that were not prohibited from participating in the Exchange Offer and did not tender their Senior Notes will not have any registration rights under the Registration Rights Agreement with respect to such non-tendered Senior Notes and, accordingly, such Senior Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Senior Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Senior Notes under the Securities Act. Based on interpretations by the staff of the Commission with respect to similar transactions, the Company believes that the Series B Senior Notes issued pursuant to the Exchange Offer in exchange for Senior Notes may be offered for resale, resold and otherwise transferred by any holder of such Series B Senior Notes (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Series B Senior Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such Series B Senior Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the Series B Senior Notes. If any holder has any arrangement or understanding with respect to the distribution of the Series B Senior Notes to be acquired pursuant to the Exchange Offer, the holder
(i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives, as a result of market making or other trading activities, Series B Senior Notes for its own account in exchange for Senior Notes must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of its Series B Senior Notes. See "Plan of Distribution." The Series B Senior Notes may not be offered or sold unless they have been registered or qualified for sale under applicable state securities laws or an exemption from registration or qualification is available and is complied with. The Company is required, under the Registration Rights Agreement, to register the Series B Senior Notes in any jurisdiction requested by the holders, subject to certain limitations.

OTHER

     Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Senior Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     Upon consummation of the Exchange Offer, holders of the Senior Notes that were not prohibited from participating in the Exchange Offer and did not tender their Senior Notes will not have any registration rights under the Registration Rights Agreement with respect to such non-tendered Senior Notes and, accordingly, such Senior Notes will continue to be subject to the restrictions on transfer contained in the legend thereon.

     The Company has not entered into any arrangement or understanding with any person to distribute the Series B Senior Notes to be received in the Exchange Offer and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the Series B Senior Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Series B Senior Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through this Prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resale, any holder using the Exchange Offer to participate in a distribution of Series B Senior Notes to be acquired in the registered Exchange Offer (i) may not rely on the staff position enunciated in Morgan Stanley and Co. Inc. (avail. June 5, 1991) and Exxon Capital Holding Corp. (avail. May 13,
1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

ACCOUNTING TREATMENT

     The Series B Senior Notes will be recorded at the same carrying value as the Senior Notes as reflected in the Company's accounting records on the Exchange Date. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be expensed over the terms of the Series B Senior Notes.

                                USE OF PROCEEDS

     The Company will receive no proceeds from the issuance of the Series B Senior Notes. Net proceeds to the Company, after deducting the discount to the Initial Purchaser and offering expenses, of $96.2 million from the original private placement (the "Offering") were used as follows:

                                                                                      INTEREST RATE
                                                                                      APPLICABLE TO
                                                                                    ANY DEBT REPAYMENT
   AMOUNT OF PROCEEDS                                                                 FROM PROCEEDS
(IN MILLIONS OF DOLLARS)                  APPLICATION OF PROCEEDS                   AS OF JUNE 8, 1998
------------------------                  -----------------------                   ------------------
         $57.9              Repayment of indebtedness under the Credit                    9.00%
                            Agreement, dated as of August 16, 1994, by and
                            between Pen Holdings and certain of its Subsidiaries
                            and Mellon Bank, N.A., as agent, and the lenders
                            named therein, as amended (the "Original Credit
                            Facility")

         $11.0              Repayment of the note issued to the seller as                 8.50%
                            partial consideration in the Company's acquisition
                            of Fork Creek (the "Fork Creek Note")

          $1.3              Repayment of $1.3 million of certain other                  8.20-8.25%
                            indebtedness of the Company

          $3.0              Redemption of $3.0 million outstanding warrants to              --
                            purchase the Company's common stock issued to the
                            lenders in connection with an amendment to the
                            Original Credit Facility

     The Company intends to use the remaining net proceeds from the Offering for working capital, including, to fund a portion of the development of the Fork Creek property, preparation plant and rail loadout terminal (see "Capital Development Program"). As of June 30, 1998, the Company had used approximately $0.25 million of the remaining net proceeds from the Offering to fund the development of the Fork Creek property. The New Credit Facility represents a $40.0 million senior secured credit facility commitment providing for revolving borrowings for working capital purposes, including acquisitions, and to fund future development projects. See "Description of New Credit Facility."

                                 CAPITALIZATION

     The following table sets forth the historical cash and cash equivalents and capitalization of the Company (i) as of June 30, 1998.

                                                    AS OF JUNE 30, 1998
                                                   ----------------------
                                                   (DOLLARS IN THOUSANDS)
Cash and cash equivalents........................         $ 23,722
                                                          ========
Notes offered hereby, net of discount............         $ 99,222
Other debt(1)....................................           10,890
                                                          --------
     Total debt..................................          110,112
Mandatorily redeemable preferred stock(2)........           17,958
Shareholders' equity.............................           40,238
                                                          --------
     Total capitalization........................         $168,308
                                                          ========

---------------
(1) Other debt consists of $6.7 million of capital leases and a $4.2 million mortgage on the Company's headquarters building.

(2) The Convertible Preferred Stock was issued in connection with the Recapitalization. The Convertible Preferred Stock had a liquidation preference of $13,650 at June 30, 1998, does not pay cash dividends and no dividends accrue from the date of issuance through December 2000; beginning in January 2001, dividends will accrue on the then liquidation preference at an annual rate of 25.25% for a five-year period. The aggregate amount of dividends which will accumulate from 2001 to 2006 is being recorded evenly from the date of issuance in 1996 through the redemption date in 2006. The Indenture will not prohibit such mandatory redemption in 2006. See "Description of Notes--Certain Covenants--Limitation on Restricted Payments." The Convertible Preferred Stock is mandatorily redeemable in January 2006 and is redeemable with the issuance of a note equal to the liquidation preference which equally amortizes over the ten years following the redemption at an interest rate 2.25% above the rate on five-year U.S. Treasury obligations. Accumulated dividends will be payable on the same terms over the same period. The liquidation preference of the Convertible Preferred Stock, as well as the amounts owed upon redemption of the Convertible Preferred Stock, are to be reduced by any tax deficiencies or settlements (including interest and penalties) paid or payable for all tax periods beginning prior to December 29, 1995. See "Business--Legal Proceedings--IRS Proceedings." The Convertible Preferred Stock is convertible, at the option of the holder, into 2,950,000 shares of Class I Common Stock. The conversion feature is exercisable from January 2001 until January 2002, and immediately prior to certain fundamental transactions. See "Description of Capital Stock--Convertible Preferred Stock."

                          CAPITAL DEVELOPMENT PROGRAM

     In November 1997, the Company acquired in fee the coal reserves comprising Fork Creek for an aggregate purchase price of $16.0 million. Fork Creek contains approximately 80 million tons of compliance, low-sulfur and metallurgical coal reserves located in southern West Virginia. The Company expects to have obtained the necessary permits and completed the infrastructure at Fork Creek to commence mining operations and to make coal deliveries in early 2000. Management believes the Fork Creek operations should increase the Company's total coal production by approximately 50% from current levels by the year 2001. Prior to June 30, 1998, the Company expended approximately $16.3 million for the acquisition, initial testing, planning and permitting of the Fork Creek property.

     The Company's Fork Creek capital development program anticipates expenditures totaling approximately $44.8 million over the next three years, including the following: approximately $12.1 million for the initial preparation and development of the properties (i.e., permitting, mapping, core drilling, mine offices, haulroads, general site preparation, etc.); approximately $14.6 million for the purchase or lease of underground mining equipment and endloaders; approximately $12.3 million for the construction of a coal preparation plant and the purchase of related equipment; and approximately $5.8 million for the construction of a rail loadout facility. All material permits for road access, the preparation plant, the loadout and the underground facility are expected to be submitted by January 31, 1999.

     The following table details the capital expenditures related to the development of the Fork Creek property incurred by the Company prior to June 30, 1998 and approximates the Company's anticipated capital expenditures for the six months ending December 31, 1998 and years 1999 and 2000.

                                                                    SIX MONTHS      YEAR ENDING
                                                        PRIOR TO      ENDING        DECEMBER 31,
                                                        JUNE 30,   DECEMBER 31,   ----------------
                                                          1998         1998        1999      2000
                                                        --------   ------------   -------   ------
                                                                  (DOLLARS IN THOUSANDS)
Acquisition of Fork Creek(1)..........................  $16,000           --           --       --
Initial Mine Preparation and Development Costs........      336       $4,600      $ 7,500       --
Equipment:
  Area #1.............................................       --           --        3,000   $  900
  Area #2.............................................       --           --        2,600    1,000
  Area #3.............................................       --           --           --    3,600
  Area #4.............................................       --           --        2,600      900
                                                        -------       ------      -------   ------
     Total Equipment..................................       --           --        8,200    6,400
Preparation Plant.....................................       --        1,600       10,700       --
Rail Loadout Terminal.................................       --        1,800        4,000       --
                                                        -------       ------      -------   ------
     Total............................................  $16,336       $8,000      $30,400   $6,400
                                                        =======       ======      =======   ======

---------------
(1) Includes $5.0 million cash payment and the Fork Creek Note. See "Use of Proceeds."

     In addition to the Fork Creek development, the Company anticipates that it will continue to replace equipment in its other mines and selectively acquire additional reserves in the ordinary course of operations. Equipment replacement generally occurs every three to five years based on mine development plans. Equipment is either purchased or financed through capital or operating leases depending on the relative economics. The Company estimates minimal equipment replacement expenditures through 2000 for the Fork Creek development. The Company estimates average annual equipment replacement expenditures of approximately $8.0 million for the Company's other properties through 2000. Selective reserves may also be acquired to extend or enhance a particular property.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Combined Statements of Operations and Other Data for the year ended December 31, 1997 and the six months ended June 30, 1998 (the "Condensed Combined Financial Statements") of the Company are based on the consolidated financial statements included elsewhere herein, as adjusted to give effect to the disposition of the Barge Fleet and Pen Cotton Tennessee (the "Asset Dispositions"), the estimated effects of the Offering and the application of proceeds therefrom. The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The Unaudited Pro Forma Condensed Combined Financial Statements and accompanying notes should be read in conjunction with the historical financial statements and other financial information of the Company appearing elsewhere herein.

     The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1997 gives effect to the Asset Dispositions, the Offering and the application of the estimated net proceeds therefrom as if such transactions had occurred on January 1, 1997. The Unaudited Pro Forma Combined Statement of Operations for the six months ended June 30, 1998 gives effect to the Offering and the application of the estimated net proceeds therefrom as if such transaction had occurred on January 1, 1998.

     The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to be indicative of what the Company's financial position or results of operations actually would have been had the Offering been completed on such date or at the beginning of the periods indicated or to project the Company's results of operations for any future period.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                 AND OTHER DATA
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                       YEAR ENDED DECEMBER 31, 1997
                                        -----------------------------------------------------------
                                                    ASSET DISPOSITIONS
                                                   ---------------------
                                                    BARGE     PEN COTTON    OFFERING
                                         ACTUAL     FLEET     TENNESSEE    ADJUSTMENTS    PRO FORMA
                                        --------   --------   ----------   -----------    ---------
STATEMENT OF OPERATIONS DATA:
Revenue...............................  $182,289   $ (2,300)    $   --       $    --      $179,989
Cost of sales.........................   150,025         (3)        --            --       150,022
Selling, general and administrative...     5,445         --        (31)           --         5,414
Depreciation, depletion and
  amortization........................    15,290       (957)        --            --        14,333
                                        --------   --------     ------       -------      --------
Operating income......................    11,529     (1,340)        31            --        10,220
Interest expense......................     7,906       (962)        --         4,510(2)     11,454
Other income..........................     6,125     (3,685)       (30)           --         2,410
                                        --------   --------     ------       -------      --------
Income from continuing operations
  before income taxes.................     9,748     (4,063)         1        (4,510)        1,176
Income taxes (benefit)................     2,246     (1,381)         4        (1,533)(3)      (664)
                                        --------   --------     ------       -------      --------
Income from continuing operations.....  $  7,502   $ (2,682)    $   (3)      $(2,977)     $  1,840
                                        ========   ========     ======       =======      ========
STATEMENT OF CASH FLOW DATA:
Net cash provided (used) by operating
  activities..........................  $ 17,502   $     63     $   (4)      $(2,977)     $ 14,584
Net cash provided (used) by investing
  activities..........................    14,900    (20,580)        --            --        (5,680)
Net cash provided (used) by financing
  activities..........................   (28,136)    10,316         --            --       (17,820)
OTHER DATA:
EBITDA(1).............................  $ 26,819   $ (2,297)    $   31            --      $ 24,553
Capital expenditures..................     7,969         --         --            --         7,969

---------------
(1) Represents operating income plus depreciation, depletion and amortization. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principals and should not be used as an alternative to net income or as an indicator of operating performance or to cash flows as a measure of liquidity.

(2) Represents the incremental interest expense on the Notes, net of the elimination of actual interest expense on debt refinanced out of the net proceeds of the Offering, calculated as follows:

Interest on Senior Notes..............................  $ 9,875
Amortization of Original Issue Discount...............       78
                                                        -------
                                                          9,953
Less:
  Interest on Original Credit Facility................   (5,220)
  Interest on Fork Creek Note.........................      (78)
  Other...............................................     (145)
                                                        -------
                                                        $ 4,510
                                                        =======

(3) Represents the tax effect of the offering adjustments based on an effective rate of 34%.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                 AND OTHER DATA
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                             (DOLLARS IN THOUSANDS)

                                                                      SIX MONTHS ENDED
                                                                        JUNE 30, 1998
                                                             -----------------------------------
                                                                         OFFERING
                                                             ACTUAL     ADJUSTMENTS    PRO FORMA
                                                             -------    -----------    ---------
STATEMENT OF OPERATIONS DATA:
Revenue....................................................  $78,841           --       $78,841
Cost of sales..............................................   65,273           --        65,273
Selling, general and administrative........................    1,909           --         1,909
Depreciation, depletion and amortization...................    7,164           --         7,164
                                                             -------      -------       -------
Operating income...........................................    4,495           --         4,495
Interest expense...........................................    3,612      $ 2,074(2)      5,686
Other income...............................................    1,317           --         1,317
                                                             -------      -------       -------
Income before income taxes.................................    2,200       (2,074)          126
Income taxes (benefit).....................................      721         (705)           16
                                                             -------      -------       -------
Income from continuing operations..........................  $ 1,479      $(1,369)      $   110
                                                             =======      =======       =======
STATEMENT OF CASH FLOW DATA:
Net cash provided (used) by operating activities...........  $ 3,255      $(1,369)      $ 1,886
Net cash provided (used) by investing activities...........   (3,010)          --        (3,010)
Net cash provided (used) by financing activities...........   17,326           --        17,326
OTHER DATA:
EBITDA(1)..................................................  $11,659           --       $11,659
Capital expenditures.......................................    6,075           --         6,075

---------------
(1) Represents operating income plus depreciation, depletion and amortization. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principals and should not be used as an alternative to net income or as an indicator of operating performance or to cash flows as a measure of liquidity.

(2) Represents the incremental interest expense on the Notes, net of the elimination of actual interest expense on debt refinanced out of the net proceeds of the Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of and for each of the five years ended December 31, 1997 have been derived from the consolidated financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, independent accountants. Historical data for the six months ended June 30, 1998 and for the six months ended June 30, 1997 have been derived from unaudited interim consolidated financial statements of the Company, which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information. The information presented below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of the Company and related notes included elsewhere in this Prospectus. For purposes of this presentation, depreciation, depletion, and amortization have been reclassified into a separate component of operating expenses from cost of sales and selling, general and administrative. The balance sheet items as of December 31, 1993, 1994 and 1995 and the statement of operations data and other data for the years ended December 31, 1993 and 1994 have been derived from audited consolidated financial statements not included herein.

     Data for the six months ended June 30, 1998 do not purport to be indicative of results to be expected for the full year.

                                                                                                   SIX MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                      JUNE 30,
                                           ----------------------------------------------------   -------------------
                                             1993       1994       1995       1996       1997       1997       1998
                                           --------   --------   --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER-TON DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Coal sales.............................  $154,513   $161,744   $147,169   $154,205   $161,462   $ 79,831   $ 73,430
  Leased coal............................        --      4,198     10,738      9,348      8,235      4,357      3,367
  Other..................................    15,241     19,738     28,136     18,916     12,592      4,434      2,044
                                           --------   --------   --------   --------   --------   --------   --------
    Total revenues.......................   169,754    185,680    186,043    182,469    182,289     88,622     78,841
Cost of sales:
  Coal sales.............................   130,872    137,217    129,185    135,347    140,107     70,015     63,169
  Leased coal............................        --         54         60         99         12         72         --
  Other..................................    12,125     17,170     24,443     15,370      9,906      3,064      2,104
                                           --------   --------   --------   --------   --------   --------   --------
    Total cost of sales..................   142,997    154,441    153,688    150,816    150,025     73,151     65,273
Gross profit:
  Coal sales.............................    23,641     24,527     17,984     18,858     21,355      9,816     10,261
  Leased coal............................        --      4,144     10,678      9,249      8,223      4,285      3,367
  Other..................................     3,116      2,568      3,693      3,546      2,686      1,370        (60)
                                           --------   --------   --------   --------   --------   --------   --------
    Total gross profit...................    26,757     31,239     32,355     31,653     32,264     15,471     13,568
Selling, general and administrative......     5,784      5,573      5,540      5,013      5,445      2,394      1,909
Depreciation, depletion and
  amortization...........................     7,771     11,397     13,975     14,742     15,290      7,586      7,164
                                           --------   --------   --------   --------   --------   --------   --------
Operating income.........................    13,202     14,269     12,840     11,898     11,529      5,491      4,495
Interest expense(1)......................     4,395      6,173     10,340      9,186      7,906      4,116      3,612
Other income.............................     4,418      1,725      1,698      2,884      6,125      2,698      1,317
                                           --------   --------   --------   --------   --------   --------   --------
Income from continuing operations before
  income taxes...........................    13,225      9,821      4,198      5,596      9,748      4,073      2,200
Income taxes.............................     2,603      2,497      1,137      1,463      2,246      1,226        721
                                           --------   --------   --------   --------   --------   --------   --------
Net income before discontinued
  operations.............................    10,622      7,324      3,061      4,133      7,502      2,847      1,479
Income (loss) from discontinued
  operations(2)..........................       122        152         70     (1,448)       (35)       (27)        --
                                           --------   --------   --------   --------   --------   --------   --------
  Net income.............................  $ 10,744   $  7,476   $  3,131   $  2,685   $  7,467   $  2,820   $  1,479
                                           ========   ========   ========   ========   ========   ========   ========

                                                                                                   SIX MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                      JUNE 30,
                                           ----------------------------------------------------   -------------------
                                             1993       1994       1995       1996       1997       1997       1998
                                           --------   --------   --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER-TON DATA)
OPERATING DATA:
Coal sold (in thousands of tons).........     4,459      5,010      4,734      5,051      5,317      2,650      2,497
Coal production (in thousands of
  tons)(3)...............................     2,224      2,680      3,057      3,298      3,504      1,757      1,801
Leased coal production (in thousands of
  tons)(4)...............................     3,273      3,988      3,739      3,406      2,952      1,383      1,379
Average sales price per ton of coal(5)...  $  34.65   $  32.28   $  31.09   $  30.53   $  30.37   $  30.12   $  29.41
Average cash costs per ton of coal
  shipped (FOB barge)(6).................     23.96      24.07      25.46      23.05      23.22      23.28      23.37
Average leasing revenue per ton of
  coal(7)................................        --       2.53       2.87       2.74       2.79       3.15       2.44
STATEMENT OF CASH FLOW DATA:
Net cash provided (used) by operating
  activities.............................  $ 22,638   $ (4,851)  $ 23,176   $ 18,974   $ 17,502   $ 11,713   $  3,255
Net cash provided (used) by investing
  activities.............................    (8,329)   (67,158)      (801)     2,440     14,900      1,118     (3,010)
Net cash provided (used) by financing
  activities.............................    (6,845)    67,032    (19,409)   (27,689)   (28,136)   (11,895)    17,326

                                                            AS OF DECEMBER 31,                      AS OF JUNE 30,
                                           ----------------------------------------------------   -------------------
                                             1993       1994       1995       1996       1997       1997       1998
                                           --------   --------   --------   --------   --------   --------   --------
BALANCE SHEET ITEMS:
Cash and cash equivalents................  $ 10,171   $  5,194   $  8,160   $  1,885   $  6,151   $  2,821   $ 23,722
Working capital(8).......................    14,505     30,751      4,412     12,953     11,895     10,596     13,289
Total assets.............................   153,046    284,845    257,628    231,753    224,847    226,504    242,949
Total debt...............................    57,065    129,217    109,374     96,873     86,371     91,903    110,112
Mandatorily redeemable preferred
  stock(9)...............................        --         --     13,650     15,344     17,097     16,191     17,958
Total shareholders' equity...............    53,796     61,272     34,793     35,786     41,486     37,772     40,238

                                                                                                   SIX MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                      JUNE 30,
                                           ----------------------------------------------------   -------------------
                                             1993       1994       1995       1996       1997       1997       1998
                                           --------   --------   --------   --------   --------   --------   --------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER-TON DATA)
OTHER DATA:
EBITDA(10)...............................  $ 20,973   $ 25,666   $ 26,815   $ 26,640   $ 26,819   $ 13,077   $ 11,659
Capital expenditures(11).................    18,469      7,181      5,902      9,542      7,969      4,972      6,075
Ratio of earnings to fixed charges(12)...     3.67x      2.43x      1.38x      1.61x      2.05x      1.73x      1.41x

---------------
 (1) Excludes capitalized interest expense of $97 for the year ended December 31, 1997 and $523 for the six months ended June 30, 1998. There was no capitalized interest expense for any prior periods.

 (2) Represents the earnings (loss) of Pen Cotton Alabama, Pen Hardwood and Pen California (collectively, the "Discontinued Operations"), which were discontinued or disposed of in 1996, 1996 and 1995, respectively.

 (3) Coal production includes contract mining production of 601, 282, 641, 552, 770, 294 and 292 tons (in thousands) for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and for the six months ended June 30, 1997 and 1998, respectively.

 (4) The Company acquired its Elk Horn coal operations in August 1994. Data for 1993 and 1994 prior to the acquisition was obtained from the previous owner of these properties and the Company makes no representation as to the accuracy of such data. Included in such data are 3,273 and 2,330 tons (in thousands), respectively, produced by lessees in 1993 and in 1994 prior to the Company's acquisition of Elk Horn.

 (5) In the five years ended December 31, 1997, the average sales price per ton of coal includes per ton costs of approximately $5.88, $5.41, $2.71, $1.97, $1.98, $1.83 and $1.22, respectively, for the shipment of coal sold to Taiwan Power Company from the Company's loading facility on the Big Sandy River until loaded into a vessel at a transloading facility along the Mississippi River near the Gulf of Mexico.

 (6) Average cash cost per ton of coal shipped includes all cash costs of coal production, transportation of the coal to the loading facility, loading of the coal into barges, and selling expenses.

 (7) Represents average leasing revenue per ton of coal for coal produced by lessees subsequent to the Company's acquisition of Elk Horn.

 (8) Equal to current assets (excluding cash and cash equivalents) less current liabilities (excluding current portion of long-term debt, current maturities of capital leases and revolving credit loans).

 (9) The Company's outstanding Convertible Preferred Stock was issued in connection with the Recapitalization. The Convertible Preferred Stock had a liquidation preference of $13,650 at June 30, 1998, does not pay cash dividends and no dividends accrue from the date of issuance through December 2000; beginning in January 2001, dividends will accrue on the then liquidation preference at an annual rate of 25.25% for a five-year period. The aggregate amount of dividends which will accumulate from 2001 to 2006 is being recorded evenly from the date of issuance in 1996 through the redemption date in 2006. The Indenture will not prohibit such mandatory redemption in 2006. See "Description of Notes--Certain Covenants--Limitation on Restricted Payments." The Convertible Preferred Stock is mandatorily redeemable in January 2006 and is redeemable with the issuance of a note equal to the liquidation preference which equally amortizes over the 10 years following the redemption at an interest rate 2.25% above the rate on five-year U.S. Treasury obligations. Accumulated dividends will be payable on the same terms over the same period. The liquidation preference of the Convertible Preferred Stock, as well as the amounts owed upon redemption of the Convertible Preferred Stock, are to be reduced by any tax deficiencies or settlements (including interest and penalties) paid or payable for all tax periods beginning prior to December 29, 1995. See "Business--Legal Proceedings--IRS Proceedings." The Convertible Preferred Stock is convertible, at the option of the holder, into 2,950,000 shares of Class I Common Stock. The conversion feature is exercisable from January 2001 until January 2002, and immediately prior to certain fundamental transactions. See "Description of Capital Stock--Convertible Preferred Stock."

(10) EBITDA represents operating income plus depreciation, depletion and amortization. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principals and should not be used as an alternative to net income or as an indicator of operating performance or to cash flows as a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. However, the Company's management believes EBITDA is a meaningful measure of performance as substantially all of the Company's financing arrangements contain covenants based on formulations of EBITDA.

(11) Includes capital additions financed through capital lease transactions amounting to $8,246, $155, $1,287, $7,221, $4,098, $3,229 and $2,081 for
     the years ended December 31, 1993 through 1997, and for the six months ended June 30, 1997 and 1998, respectively.

(12) For the purpose of this calculation, earnings are defined as income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expensed or capitalized, amortization of deferred financing costs and discount, the component of operating lease expense which management believes represents an appropriate interest factor and preferred stock dividends.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the consolidated Financial Statements included elsewhere herein.

GENERAL

     The Company is engaged in the mining, preparation, marketing and leasing of primarily compliance and low-sulfur coal from mines located in the Central Appalachian region of eastern Kentucky and southern West Virginia. Based on the Reserve Studies, the Company controls the mineral rights to approximately 228 million tons of coal reserves, of which management believes 202 million tons are owned in fee. In 1997, the Company sold approximately 5.3 million tons of coal, approximately 66% of which was generated from captive production with the remainder purchased from other coal mine operators. Approximately 83% of the tonnage was sold to seven long-term sales contract customers, with most of the remainder sold to 14 spot market customers. The Company sells primarily to domestic public utilities, an international government-owned utility and industrial customers. In addition to its coal sales, the Company leases the mineral rights on approximately 56 million tons of its reserves to 22 operators who mined approximately 3.0 million tons in 1997.

     Coal sales under long-term sales contracts (contracts with a term longer than one year) are the primary source of revenues for the Company, accounting for 81%, 81%, 68%, 64% and 73% of total revenues in the years 1993 through 1997, respectively. Tonnage under long-term sales contracts was 3.9, 4.4, 4.1, 3.9 and
4.4 million tons in the years 1993 through 1997, respectively. The Company's strategy has been to secure sales contracts in advance of its planned future production to enhance the predictability of its sales revenues. Management believes coal sales prices under long-term sales contracts are typically higher than spot market prices. Hence, revenues should be greater with a higher proportion of long-term sales contracts than with spot market sales. Long-term sales contracts typically have certain provisions for adjustment (usually quarterly) of coal sales price based on various indexes compiled by U.S. government agencies. The Company's objective in negotiating contract provisions is to include in these "escalation clauses" indices which are reflective of the Company's production costs in order to stabilize profit margins over the life of the contract. See "Risk Factors--Reliance on Long-Term Sales Contracts." During the period from 1993 to 1997, contracts for coal shipments of approximately 2.3 million tons per year came up for renewal. New contracts (or contract extensions) were signed which replaced these expiring contracts for the same tonnage. In addition, over the same period, the Company entered into a new long-term sales contract for 0.3 million tons per year (the coal expected to be delivered under this contract escalates to 0.7 million tons annually by 2002).

     The Company's sales contracts are primarily with electric utilities including Dayton Power & Light, American Electric Power, Taiwan Power Company, East Kentucky Power Cooperative and others. The Company has had continuous supply relationships with these customers from four to 18 years. Sales contracts had a weighted average remaining life of approximately 3.0 years excluding option periods and approximately 9.3 years including option periods as of June 30, 1998. The contract with Taiwan Power Company expires in 1999, and the Company expects that it will not be renewed or extended due to the high transportation cost to Taiwan from the Gulf of Mexico, as compared with other sources. The Company historically has focused on securing contracts with public electric utilities and has not pursued contracts with independent power producers. While the terms of sales contracts with public utilities generally are shorter than sales contracts with independent power producers, the Company believes that contracts with public electric utilities are more desirable because they are less reliant on individual project performance. In the period from 1993 through 1997, the Company had no bad debt expense from its coal customers.

     Revenues from spot market coal sales (sales agreements with terms of one year or less) accounted for 10%, 6%, 11%, 20% and 15% of total revenues from the period of 1993 through 1997, respectively. Revenues for tonnage sold under spot market agreements were $17,423,000, $11,540,000, $20,591,000, $36,795,000 and
$27,519,000 for the years 1993 through 1997, respectively. Customers in the spot market include companies with which the Company has maintained long-term sales contracts, as well as other domestic utilities and industrial consumers of coal such as Appalachian Power (Rockport and Sporn plants), Alley Cassetty Coal Company,

Quincy Soybean, Monsanto Company, Cyprus Coal, Campbell Fuels, Incorporated, Big Rivers Electric, Cinergy, Dixon Cement, Anheuser Busch, Alabama Electric, Beelman Truck Co. and Unionvale. The Company has maintained a continuous supply relationship of over three years with eight of its 14 spot market customers (exclusive of long-term sales contract customers) in 1997. Spot market sales agreements typically cover periods from one to three months with tonnages ranging from 10,000 to 20,000 tons per month.

     The Company also generates significant revenues by leasing portions of its mineral rights to independent coal producers in exchange for revenue-based lease royalties. During the six month period ended June 30, 1998, the Company had 15 operators who were actively mining on leased coal reserves, including MC Mining, Inc., Bull Creek Coal Corporation, Locust Grove, Inc., Johns Creek Coal Company, Maple Ridge Inc., Industrial Fuels Minerals Company, Richardson Fuel, Inc., Kris-Coal Mining, Inc., Turner Elkhorn Mining Company, Pike-Letcher Land Company, Mineral Resources, Inc., and Knott/Floyd Land Company, Inc. Generally, the lease terms provide the Company with a royalty fee of up to 10% of the sales price of the coal with a minimum of $1.75 to $2.50 per ton. The length of such leases varies from five years to the life of the reserves. A minimum advance annual royalty is required whether or not the property is mined. Such minimum royalty can be recouped by the lessee as a credit against royalties owed on production if such production is within a specified period of time after a minimum advance royalty is paid. Management believes that the structure of these agreements motivates the lessee to maximize production of the property during the term of the lease. The Company's credit experience with its lessees has historically been favorable, with bad debt write-offs for the period from 1995 through 1997 of $27,000, $3,000 and $111,000, respectively. In the period from 1995 through 1997, independent coal producers mined approximately 3.7, 3.4 and
3.0 million tons, respectively, of coal under leases. Leasing contributed an average of $9.4 million per year in revenues since 1994, and management believes leasing will continue to generate significant revenues based on existing leases and indications of future mining activity by these operators.

     The Company's cost of sales is primarily composed of expenses related to coal operations, coal leasing and other operations such as cotton ginning and warehousing. Cost of coal sales are principally related to (i) costs associated with production, (ii) contract mining fees, (iii) coal purchases and (iv) upriver loading charges. In 1997, costs associated with production, contract mining fees, coal purchases and upriver loading represented 51%, 7%, 30% and 3%, respectively, of total cost of coal sales.

     The Company's costs associated with production include labor, haulage, depreciation and depletion, coal preparation plant costs, coal fees and taxes, supplies, and repairs and maintenance. The Company believes its cost of production is impacted by the type of mining operations (underground or surface), overburden ratios at its surface mines, in-seam and out-of-seam dilution levels at its underground mines, productivity and infrastructure utilization. Mining operations at Kiah Creek, the Company's principal mining source, have shifted towards a greater percentage of underground production since 1993 due to the geology of its reserves. While underground production is generally more expensive than surface mining due to preparation plant costs, management believes the quality of coal produced after processing can generally support a higher price per ton and offset the higher production costs.

     In managing production costs, the Company constantly monitors overburden ratios and in-seam and out-of-seam dilution levels which will impact washed coal recovery rates at its preparation plant. From 1993 through 1997, the Company averaged a 13:1 overburden ratio at its surface mines and a 48% washed coal recovery rate at its preparation plant, with 1996 and 1997 results more favorable than historical averages. Another important factor is haulage and transportation costs. Kiah Creek is one large contiguous property which allows management to plan and build a centralized haulage and reclamation infrastructure which increases utilization and leverages capital investment. Truck haulage costs have consistently averaged approximately $3.86 per ton of coal produced since 1992. Mining productivity as measured by tons mined per man-hour increased 11.2% and 24.4% at Company-operated surface and underground mines, respectively, since 1992. Management believes such improvement is due to increased operating efficiencies and productivity rates through the addition of underground mining units, increasing preparation plant capacity, long-term planning and more efficient use of capital equipment. As a result of the foregoing, the Company's average cash cost per ton of coal shipped (FOB barge) has declined from $23.96 per ton in 1993 to $23.22 per ton in 1997.

     Expenses related to contract mining fees and coal purchases have historically varied due to the level of contract mining production, the quantity and quality of tonnage purchased and spot market coal prices. Contract mining, as a percentage of total captive production, has averaged approximately 20% since 1992 and is expected to continue to contribute a significant percentage of captive production as the Company seeks to enhance its reserve utilization in mines where seam thickness or location are less attractive for the Company to mine with its own employees and equipment. Contract mining operations at the Company's Elk Horn underground mines utilize conventional mining techniques which results in less production volume and less ash content, eliminating the need to wash the coal and incur preparation costs. Contract mining fees at all of the Company's operations have averaged approximately $14.92 per ton from 1993 through 1997. Contract mining fees typically exclude taxes, royalties and transportation.

     Coal purchases accounted for 2.2, 2.3, 1.7, 1.8 and 1.8 million tons in the periods 1993 through 1997, respectively. The Company utilizes coal purchases along with its captive production to meet its supply requirements. In general, the cost of coal purchases follows spot market prices, which have generally declined since 1993. The Company expects that with the development of Fork Creek and an associated increase in captive production, the amount of coal purchases will likely decline in the future.

     The Company's cost of sales related to its lease operations consist primarily of depletion and administrative costs. In 1996 and 1997, the Company increased the amount of its administrative costs to expand exploration and testing levels of its Elk Horn coal reserves to refine the geological conditions and improve target marketing opportunities for securing new leases or expanding existing leases. Since 1995, the Company has signed 13 new leases covering approximately 33 million tons of reserves.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain operating and other data of the Company presented as a percent of revenues. See "Consolidated Financial Statements."

                                                         YEAR ENDED                 SIX MONTHS ENDED
                                                        DECEMBER 31,                    JUNE 30,
                                                -----------------------------       -----------------
                                                1995        1996        1997        1997        1998
                                                ----        ----        ----        ----        ----
OPERATING DATA:
Revenues......................................  100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales.................................   89.8        90.4        90.3        90.7        91.4
Selling, general and administrative...........    3.3         3.1         3.4         3.1         2.9
                                                -----       -----       -----       -----       -----
Operating income..............................    6.9         6.5         6.3         6.2         5.7
Interest expense..............................    5.5         5.0         4.3         4.6         4.6
Other income (expense)........................    0.9         1.6         3.4         3.0         1.7
                                                -----       -----       -----       -----       -----
Income from continuing operations before
  income tax provision........................    2.3         3.1         5.4         4.6         2.8
Income tax provision (benefit)................    0.6         0.8         1.3         1.4         0.9
                                                -----       -----       -----       -----       -----
Net income from continuing operations.........    1.7         2.3         4.1         3.2         1.9
Income (loss) from discontinued operations....    0.0        (0.8)       (0.0)         --          --
Extraordinary items, net of taxes.............     --          --          --          --        (2.4)
                                                -----       -----       -----       -----       -----
Net income....................................    1.7%        1.5%        4.1%        3.2%       (0.5)%
                                                =====       =====       =====       =====       =====

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1997

REVENUES

     Coal sales. Coal sales revenues were $73,430,000 for the six months ended June 30, 1998 compared to $79,831,000, a decrease of 8.0%. The decrease is attributable to a decrease in the volume of coal shipped. Coal sales volume was 2,497,000 tons for the first six months of 1998 compared to 2,650,000 tons for the first six months of 1997, a decrease of 5.8%. The decreased volume is primarily attributable to a scheduled outage at the plant of a long-term sales contract customer. This outage caused this customer to require fewer tons of the Company's coal. Management believes, based on information from this customer, that this tonnage shortfall will be offset by additional coal shipments during the remainder 1998.

     Coal Leasing. Coal leasing revenues were $3,367,000 for the six months ended June 30, 1998 compared to $4,357,000 for the six months ended June 30, 1997, a decrease of 22.7%. Production from the Company's lessees was 1,379,000 tons for the six months ended June 30, 1998 compared to 1,383,000 for the six months ended June 30, 1997, a decrease of 0.3%. The reduction in revenue is primarily a result of minimum royalties that were recognized in prior periods, which are now being recouped by certain lessees as production starts from their mines.

     Other. Other revenues primarily includes revenues from cotton ginning, cotton warehousing and sales of cottonseed for the six months ended June 30, 1998 and cotton ginning, cotton warehousing, sales of cottonseed, and barge fleet revenue for the six months ended June 30, 1997. Other revenues were $2,044,000 for the six months ended June 30, 1998 compared to $4,434,000 for the six months ended June 30, 1997 a decrease of 53.9%. This decrease is primarily attributed to $1,254,000 of barge fleet lease revenues for the six months ended June 30, 1997 which were not earned in the six months ended June 30, 1998 as a result of the sale of the Company's barge fleet in December 1997. Additionally, revenue from the sale of cotton and cottonseed for the six months ended June 30, 1998 was down $1,094,000 from the six months ended June 30, 1997, primarily as a result of timing of the sale of the Company's cottonseed inventory, which was sold earlier in the year in 1997, based upon signed contracts for the sale of cottonseed. Management believes a portion of this revenue shortfall will be offset by revenue generated during the remainder of 1998.

COST OF SALES

     Cost of Sales--Coal Sales. Cost of coal sales totaled $68,635,000 for the six months ended June 30, 1998 compared to $75,643,000 for the six months ended June 30, 1997, a decrease of 9.3%. This decrease resulted primarily from decreased volume of coal shipped.

     Cost of Sales--Leasing. Cost of coal lease revenues totaled $900,000 for the six months ended June 30, 1998 compared to $975,000 for the six months ended June 30, 1997, a decrease of 7.7%.

     Cost of Sales--Other. Cost of other revenues were $2,562,000 for the six months ended June 30, 1998 compared to $3,799,000 for the six months ended June 30, 1997, a decrease of 32.6%. This decrease is primarily attributed to $459,000 of barge fleet depreciation costs for the three months ended June 30, 1997 which were not earned in the three months ended June 30, 1998 as a result of the sale of the Company's barge fleet in December 1997. Additionally, the cost of sales related to cottonseed sales were affected by the revenue decreases.

OTHER

     Selling, general and administrative expenses totaled $2,249,000 for the six months ended June 30, 1998 compared to $2,714,000 for the six months ended June 30, 1997, a decrease of 17.1%. This decrease primarily resulted from reductions in salaries and wages and legal fees. Selling, general, and administrative expenses were 2.9% of revenues for the six months ended June 30, 1998 and 3.1% of revenues for the six months ended June 30, 1997.

     As a result of the above, EBITDA totaled $11,703,000 for the six months ended June 30, 1998 compared to $13,152,000 for the six months ended June 30, 1997, a decrease of 11.0%. This decrease is primarily attributable to reduced revenue as a result of the sale of the Company's barge fleet. Excluding the Company's barge fleet, EBITDA was $11,911,000 for the six months ended June 30, 1997.

     Interest expense totaled $3,612,000 for the six months ended June 30, 1998 compared to $ 4,116,000 for the six months ended June 30, 1997, a decrease of 12.2%. This is primarily a result of the repayment of debt secured by the Company's barge fleet, partially offset by the additional interest related to the issuance of the Senior Notes.

     Other income was $521,000 for the six months ended June 30, 1998 compared to $2,119,000 for the six months ended June 30, 1997, a decrease of 75.4%. Other income for the six months ended June 30, 1997 was related primarily to a gain on the sale of mining equipment. The income for the six months ended June 30, 1998 was primarily the Company's share of the income from its one-third partnership interest in IMT.

     Income taxes were $721,000 for the six months ended June 30, 1998 compared to $1,226,000 for the six months ended June 30, 1998, a decrease of 41.2%. The decrease is a result of lower income in the six months ended June 30, 1998 than in the six months ended June 30, 1997.

     After the extraordinary item related to the extinguishment of debt, the Company had net loss of $387,000 for the six months ended June 30, 1998 compared to net income of $2,820,000 for the six months ended June 30, 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

REVENUES

     Coal sales. Coal sales revenues were $161,462,000 for the year ended December 31, 1997 compared to $154,205,000 for the year ended December 31, 1996, an increase of 4.7%. The increase primarily resulted from increased volume of coal shipped. Coal sales volume was 5.3 million tons for the year ended December 31, 1997 compared to 5.1 million tons for the year ended December 31, 1996, an increase of 3.9%. Tons sold under long-term contracts increased from 4.0 million tons in 1996 to 4.4 million tons in 1997, while revenue on long-term contracts increased from $30.05 per ton in 1996 to $30.32 per ton in 1997.

     Coal leases. Coal lease revenues were $8,235,000 for the year ended December 31, 1997 compared to $9,348,000 for the year ended December 31, 1996, a decrease of 11.9%. The decrease primarily resulted from a reduction of 453,000 tons of coal mined by lessees, resulting in lower revenues. While the Company does not control its lessees' decisions regarding mining coal, management's experience is that fluctuations in its coal lease revenues is primarily attributable to factors such as: (i) lower market prices reducing general production from the area; (ii) permitting delays; (iii) geological interruptions; and (iv) the changing of ownership of certain leases.

     Other. Other revenues, which includes primarily revenues from cotton ginning and warehousing and sales of cottonseed, were $12,592,000 for the year ended December 31, 1997 compared to $18,916,000 for the year ended December 31, 1996, a decrease of 33.4%. The decrease primarily resulted from a reduction in volume due to an excellent cotton crop in 1996 compared to a poor crop in 1997 due to weather. In addition, revenues from Pen Cotton Tennessee contributed some revenues in 1996 and no revenues in 1997, since the operation was sold in September 1996.

COST OF SALES

     Cost of Sales--Coal sales. Cost of coal sales totaled $150,076,000 for the year ended December 31, 1997 compared to $144,213,000 for the year ended December 31, 1996, an increase of 4.1%. The increase primarily resulted from increased volume of coal shipped. Costs of coal sold decreased from $28.67 per ton in 1996 to $28.37 per ton in 1997, a decrease of $0.30 per ton, due primarily to cost reductions from improved operating efficiencies at the Kiah Creek operation.

     Cost of Sales--Coal leases. Cost of coal lease revenues totaled $1,940,000 for the year ended December 31, 1997 compared to $2,313,000 for the year ended December 31, 1996, a decrease of 16.1%. The decrease primarily resulted from the reduction in depletion expense due to lower volume of coal mined by lessees.

     Cost of Sales--Other. Cost of other revenues totaled $12,654,000 for the year ended December 31, 1997 compared to $18,437,000 for the year ended December 31, 1996, a decrease of 31.4%. The decrease primarily resulted from the reduction in volume of cotton ginned due to weather, as well as the sale of Pen Cotton Tennessee in September 1996.

OTHER

     Selling, general and administrative expenses totaled $6,090,000 for the year ended December 31, 1997 compared to $5,608,000 for the year ended December 31, 1996, an increase of 8.6%. The increase primarily resulted from increased legal expenses in connection with the case pending in U.S. Tax Court. The petition filed with the U.S. Tax Court by the Company challenges deficiency notices of the IRS for the years 1982 through 1989. See "Business--Legal Proceedings--IRS Proceedings."

     As a result of the above, EBITDA totaled $26,819,000 for the year ended December 31, 1997 compared to $26,640,000 for the year ended December 31, 1996, an increase of 0.7%.

     Interest expense totaled $7,906,000 for the year ended December 31, 1997 compared to $9,186,000 for the year ended December 31, 1996, a decrease of 13.9%. The decrease primarily resulted from reduction of the Company's term debt.

     Other income totaled $6,125,000 for the year ended December 31, 1997 compared to $2,884,000 for the year ended December 31, 1996, an increase of 112.4%. The increase primarily resulted from the sale and resulting gains on the Barge Fleet and excess surface mining equipment.

     Income taxes were $2,246,000 for the year ended December 31, 1997 compared to $1,463,000 for the year ended December 31, 1996, an increase of 53.5%. The increase is primarily a result of higher earnings in 1997 than 1996.

     Loss from discontinued operations totaled $35,000 for the year ended December 31, 1997 compared to losses of $1,448,000 for the year ended December 31, 1996, a decrease of 97.6%. The decreased loss primarily resulted because only a small amount of additional loss was accrued in 1997 on operations discontinued in 1996.

     Net income was $7,467,000 for the year ended December 31, 1997 compared to $2,685,000 for the year ended December 31, 1996, an increase of 178.1%. The increase primarily resulted from the gain on the sale of the Barge Fleet and excess surface mining equipment.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

REVENUES

     Coal sales. Coal sales revenues were $154,205,000 for the year ended December 31, 1996 compared to $147,169,000 for the year ended December 31, 1995, an increase of 4.8%. The increase primarily resulted from increased volume of coal shipped. Coal sales volume was 5.1 million tons for the year ended December 31, 1996 compared to 4.7 million tons for the year ended December 31, 1995, an increase of 8.5%. Tons sold under long-term contracts remained approximately the same in 1996 as in 1995. Revenue on long-term contracts decreased from $31.04 per ton in 1995 to $30.05 per ton in 1996, due primarily to the completion in 1995 of a favorable contract and a reduction in price of another contract which was subject to an annual market price adjustment.

     Coal leases. Coal lease revenues were $9,348,000 for the year ended December 31, 1996 compared to $10,738,000 for the year ended December 31, 1995, a decrease of 12.9%. The decrease resulted from a reduction of 333,000 tons of coal mined by lessees, resulting in lower lease revenues. In addition, recoupment of advance minimum royalties was greater in 1996 than 1995, also resulting in lowering revenues. While the Company does not control its lessees decisions regarding mining coal, management's experience is that fluctuations in its coal lease revenues is primarily attributable to factors such as: (i) lower market prices reducing general production from the area; (ii) permitting delays;
(iii) geological interruptions; and (iv) the changing of ownership of certain leases.

     Other. Other revenues, which includes primarily revenues from cotton ginning and warehousing and sales of cottonseed, were $18,916,000 for the year ended December 31, 1996 compared to $28,136,000 for the year ended December 31, 1995, a decrease of 32.8%. The decrease primarily resulted from the sale of Pen Cotton Tennessee in September 1996, immediately before the harvest season when substantially all revenues are typically generated.

COST OF SALES

     Cost of Sales--Coal sales. Cost of coal sales totaled $144,213,000 for the year ended December 31, 1996 compared to $138,104,000 for the year ended December 31, 1995, an increase of 4.4%. The increase primarily resulted from increased volume of coal shipped. Costs of coal sold decreased from $29.17 per ton in 1995 to

$28.55 per ton in 1996, a decrease of $0.62 per ton, due primarily to cost reductions from improved operating efficiencies at the Kiah Creek operation.

     Cost of Sales--Coal leases. Cost of coal lease revenues totaled $2,313,000 for the year ended December 31, 1996 compared to $2,499,000 for the year ended December 31, 1995, a decrease of 7.4%. The decrease primarily resulted from the reduction in depletion expense due to lower volume of coal mined by lessees.

     Cost of Sales--Other. Cost of other revenues totaled $18,437,000 for the year ended December 31, 1996 compared to $26,508,000 for the year ended December 31, 1995, a decrease of 30.4%. The decrease primarily resulted from the sale of Pen Cotton Tennessee in September 1996, immediately before the harvest season when substantially all costs are typically generated.

OTHER

     Selling, general and administrative expenses totaled $5,608,000 for the year ended December 31, 1996 compared to $6,092,000 for the year ended December 31, 1995, a decrease of 7.9%. The decrease primarily resulted from downsizing in the corporate headquarters in connection with discontinuing non-coal businesses and increased efficiencies in managing the coal business.

     As a result of the above, EBITDA totaled $26,640,000 for the year ended December 31, 1996 compared to $26,815,000 the year ended December 31, 1995, a decrease of 0.7%.

     Interest expense totaled $9,186,000 for the year ended December 31, 1996 compared to $10,340,000 for the year ended December 31, 1995, a decrease of 11.2%. The decrease primarily resulted from reduction of the Company's term debt.

     Other income totaled $2,884,000 for the year ended December 31, 1996 compared to $1,698,000 for the year ended December 31, 1995, an increase of 69.8%. Other income in 1996 was primarily a gain on the sale of Pen Cotton Tennessee and a reduction of an over-accrual of self-insured employee health benefits net of a reduction in interest income.

     Income taxes were $1,463,000 for the year ended December 31, 1996 compared to $1,137,000 for the year ended December 31, 1995, an increase of 28.8%. The increase is primarily a result of higher earnings in 1996 than 1995.

     Loss from discontinued operations totaled $1,448,000 for the year ended December 31, 1996 compared to income of $70,000 for the year ended December 31, 1995, a difference of $1,518,000. The increased loss primarily resulted from the recognition of future expected operating losses and losses on disposal of Pen Cotton Alabama and Pen Hardwood.

     Net income was $2,685,000 for the year ended December 31, 1996 compared to $3,131,000 for the year ended December 31, 1995, a decrease of 14.2%. The decrease primarily resulted from losses recognized on the discontinued operations which exceeded the increase in net income before discontinued operations.

INFLATION

     Inflation in the United States has not had a significant effect on the Company's business or operations during recent periods.

LIQUIDITY AND CAPITAL RESOURCES

     As a result of the Offering, the Company has significant indebtedness and debt service requirements. As a result of the Offering, the Company has a total indebtedness including current maturities of $110,087,019 as of June 30, 1998. Of this amount, $99,222,533 was attributable to the Senior Notes, $4,158,868 was attributable to the mortgage on the office building which houses the Company's headquarters and the balance was attributable to leases and purchases of equipment. The Indenture permits the Company to incur additional indebtedness, subject to certain limitations. Such limitations will include certain covenants that, among other things: (i) limit the incurrence by the Company of additional indebtedness; (ii) restrict the ability of the Company to pay dividends or make certain other payments; (iii) limit transactions by the Company with affiliates; (iv) limit the ability of the Company to incur certain liens; (v) limit the ability of the Company to consolidate or merge with or into, or to transfer all or substantially all of its assets to, another person; and (vi) limit the ability of the Company to engage in other lines of business. In addition, the New Credit Facility requires the Company to maintain specified financial ratios and satisfy certain tests relating to its financial condition. See "Use of Proceeds," "Capitalization," "Description of Notes--Certain Covenants" and "Description of New Credit Facility." As of June 30, 1998, the Company had earnings sufficient to cover fixed charges.

     In connection with the Offering, the Company entered into the New Credit Facility, which provides for aggregate borrowings of up to $40,000,000. Interest rates on the revolving loans under the New Credit Facility are based, at the Company's option, on a grid spread to LIBOR (as defined therein) or the Prime Rate (as defined therein). The initial grid spread will be 1.75% above LIBOR and 0.75% above Prime Rate. The New Credit Facility matures, subject to extensions requested by the Company at the discretion of the lenders, five years after the closing date which occurred simultaneously with the closing of the Offering. The New Credit Facility contains certain restrictions and limitations, including financial covenants that requires the Company to maintain and achieve certain levels of financial performance and limit the payment of cash dividends and similar payments. See "Description of New Credit Facility."

     The Company's principal liquidity requirements are for debt service requirements under the Notes, the New Credit Facility and other outstanding indebtedness, and for working capital needs and capital expenditures. Historically, the Company has funded its capital and operating requirements with a combination of cash on hand, operating cash flow and borrowings under credit facilities and capital leases. The Company has utilized these sources of funds to make acquisitions, fund significant capital investments in its properties, fund operations and service debt under credit facilities.

     In 1997, the Company made capital expenditures of $7,969,000 (including $4,098,000 financed through capital leases). The Company's budget for 1998 capital expenditures is approximately $22,000,000 (including $1,600,000 of capitalized interest), of which $3,963,000 has been spent as of June 30, 1998. In the budget for 1999, capital expenditures are approximately $40,000,000 (including $4,000,000 of capitalized interest). Of the $62,000,000 of anticipated capital expenditures for 1998 and 1999 combined, approximately $39,000,000 relates to the costs for a preparation plant, rail-loading facility, shaft and slope access to an underground coal mine, certain mining equipment, and other development of the Fork Creek property which was acquired in November 1997. See "Capital Development Program." The Company expects to fund its budgeted capital expenditures through a combination of proceeds from the issuance of the Senior Notes, borrowings or leases from equipment finance companies, borrowings under the New Credit Facility and cash currently on hand or generated from operations.

     The Company is continually engaged in evaluating potential acquisitions. The Company expects that funding for future acquisitions may come from a variety of sources, depending on the size and nature of any such acquisitions. Potential sources of capital include cash on hand, cash generated from operations, proceeds from the issuance of the Senior Notes, borrowings under the New Credit Facility, additional external debt financing (including seller-financing) or capital leases. There can be no assurance that such additional capital sources will be available to the Company on terms which the Company finds acceptable, or at all.

     Management periodically reviews the profitability of all of the Company's assets, including those which are not a part of its core coal operations. The Company's cotton ginning and warehousing operation in South Carolina has continued to contribute positive cash flow to the Company, and management currently has no immediate plans to dispose of the assets that comprise the operations. If management determines that a sale of this operation would generate cash in excess of the net present value of estimated future cash flows from those assets, the Company may consider selling the operation.

     Net cash generated by operating activities was $17,502,000 in 1997 compared to $18,974,000 in 1996. The $1,472,000 decrease in cash flow from operating activities reflects increased net income offset by gains on sale of certain equipment and changes in accounts receivable and inventory. The net cash generated by operating activities of $18,974,000 in 1996 represents a $4,202,000 decrease from the cash generated by operating activities in 1995 of $23,176,000. This decrease in cash flow from operating activities is attributable to changes in accounts receivable and inventories.

     Net cash provided from investing activities was $14,900,000 in 1997 compared to $2,440,000 in 1996. The $12,460,000 decrease is primarily the result of increased capital expenditures in 1997 of $1,550,000 as well as the purchase of coal reserves of $5,000,000 offset by increased proceeds from the sale of barges and equipment of $18,356,000. The net cash provided from investing activities of $2,440,000 in 1996 was an increase of $3,241,000 over the cash used in investing activities of $801,000 in 1995. The decrease is primarily the result of decreased proceeds from the sale of barges and equipment of $4,264,000 and increased capital expenditures of $2,291,000 offset by decreased escrowed funds of $2,825,000.

     Net cash used in financing activities of $28,136,000 in 1997 reflects a slight increase of $447,000 over $27,689,000 used in 1996. This increase reflects a decrease in payments to minority shareholders of $12,500,000 offset by increased net payments on debt and capital leases of $12,931,000. The net cash used for financing activities of $27,689,000 in 1996 was an $8,280,000 increase over the $19,409,000 used in 1995. This change reflects an increased net payment on debt and capital leases.

     Based upon its current level of operations and anticipated growth, the Company believes that the cash available currently, along with cash flow from operations and available borrowings under the New Credit Facility, will be sufficient to meet its future liquidity needs. However, the Company currently expects that it may make additional acquisitions and, in connection therewith, expects to incur additional indebtedness. In the event that the Company incurs such additional indebtedness, its ability to make principal and interest payments on its indebtedness, including the Notes, may be adversely affected. There can be no assurance that the Company's business will generate adequate cash flow from operations, that anticipated growth and operating improvements will be realized or that future borrowings will be available under the New Credit Facility or from any other source in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or to fund its other liquidity needs. The Company issued 10,000 shares of Convertible Preferred Stock with an initial liquidation preference of $13,650,000 in connection with the Recapitalization. An aggregate amount of dividends on the Convertible Preferred Stock amounting to $17,233,000 plus the liquidation value of $13,650,000 will be due in January 2006, if not reduced by certain tax-related reductions. The Convertible Preferred Stock will be redeemed at that time by the issuance of a note payable which amortizes over the 10 years following the redemption, unless converted to Common Stock (as defined in "Description of Capital Stock") in accordance with its terms. See "Description of Capital Stock--Convertible Preferred Stock."

YEAR 2000

     The Company has conducted a review of its computer systems to identify the systems that could be affected by Year 2000 issues and is implementing its plan to resolve the issue. Based upon the review of its systems, management believes that Year 2000 issues will not pose significant operational problems for the Company's computer systems, nor will the Company incur significant expense that would not have otherwise been incurred to upgrade systems for operational reasons. The potential impact on the Company of any Year 2000 problems of its suppliers and customers is not determinable at this time.

RECENT ACCOUNTING PRONOUNCEMENTS

     There are no accounting pronouncements which have not been adopted by the Company and which are expected to have a material effect on the Company's financial statements.

                               THE COAL INDUSTRY
OVERVIEW

     According to data compiled by the United States Department of Energy Information Administration ("EIA"), United States coal production in 1997 totaled 1.09 billion tons, a 2.3% increase from the 1.06 billion tons produced in 1996 and a record high. The increase in 1997 coal production levels was driven by an increase in coal consumption for electricity generation due to increased natural gas prices, a significant decline in nuclear-powered generation, and strong economic growth. Total U.S. coal consumption exceeded 1.0 billion tons in 1997, a 2.1% increase from 1996, and export shipments totaled approximately 83.5 million tons. Approximately 89.5% of the coal consumed in the United States is used for the generation of electricity, and coal continues to be the principal energy source for U.S. electricity generation, with its share of total electricity generation rising from 50.4% in 1996 to 50.6% in 1997, as compared with 17.8% from nuclear, 9.5% from hydroelectric and 8.0% from gas-fired facilities in 1997. In the last three years, coal prices under long-term sales contracts have generally remained steady; however, spot market coal prices have experienced greater fluctuation due to seasonal variations in supply and demand caused by weather. Despite the increased consumption and the many inefficient mines that have closed in the last 10 years, coal mining companies with improving productivity have filled the increasing demand without price increases. Increased competition in the generation of electricity is forcing utility buyers to purchase coal more selectively. This heightened fiscal responsibility has led to lower stockpiles, increased spot market activity and shorter contract terms, which may create greater price volatility than has been experienced in the past.

     Productivity gains and environmental legislation have worked together to exert pressures on the coal industry. According to statistics compiled by the Mine Safety and Health Administration ("MSHA"), the number of operating mines has declined 47.3% from 1987 through 1997, even though production during that same time has increased 21.1%. During this period, work practice and technological improvements have allowed overall production per man to increase by 104.5% while industry employment declined by 40.8%. These productivity gains and the resulting excess productive capacity in most segments of the industry have contributed to the stability of coal prices in recent years at levels lower than in the 1970's and early 1980's. Clean air concerns and legislation have increased consumption of low-sulfur products mined in Appalachia and the western United States. Although recently there has been some consolidation of coal producers in the United States, according to RDI the 10 largest coal producers in 1997 accounted for only 54% of total domestic coal production, and no company held a domestic market share of more than 14% in 1997.

     According to a recent report by Hill & Associates, the demand for steam coal and the demand for coal by electric utilities in the United States generally is expected to increase steadily over the next 13 years. The following chart highlights the increases projected by Hill & Associates:

            U.S. STEAM COAL DEMAND AND ELECTRIC UTILITY COAL DEMAND
                               (MILLIONS OF TONS)

                                                                  TOTAL ELECTRIC
                     MEASUREMENT PERIOD                            UTILITY COAL       TOTAL STEAM
                   (FISCAL YEAR COVERED)                              DEMAND          COAL DEMAND
1996                                                                   865.3             972.5
1997                                                                   893.3             1000.4
1998                                                                   922.4             1033.4
1999                                                                   961.0             1072.6
2000                                                                   1003.5            1121.6
2001                                                                   1044.4            1159.5
2006                                                                   1142.8            1265.8
2011                                                                   1190.7            1314.9
2016                                                                   1206.7            1331.6
2021                                                                   1223.6            1348.6

COAL TYPES

     In general, steam coal is classified by Btu content and sulfur content. In ascending order of heat values, the four basic types of coal are lignite, sub-bituminous, bituminous and anthracite.

     Lignite coal is a brownish-black coal with a Btu content that generally ranges from approximately 6,500 to 8,300 Btu per pound. Major lignite operations are located in Texas, North Dakota, Montana and Louisiana. Lignite coal is used almost exclusively in power plants located adjacent to such mines because any transportation costs, coupled with the mining costs, would exceed the price a customer would pay for such low-Btu coal.

     Sub-bituminous coal is a black coal with a Btu content that generally ranges from approximately 7,800 to 9,500 Btu per pound. Most sub-bituminous reserves are located in Montana, Wyoming, Colorado, New Mexico, Washington and Alaska. Sub-bituminous coal is used almost exclusively by electric utilities and some industrial consumers.

     Bituminous coal is a "soft" black coal with a Btu content that generally ranges from approximately 10,500 to 14,000 Btu per pound. This coal is located primarily in Appalachia, the Midwest, Colorado and Utah, and is the type most commonly used for electric power generation in the United States. Bituminous coal is used for utility and industrial steam purposes, and as a feedstock for coke, which is used in steel production. All of the Company's reserves are bituminous coal.

     Anthracite coal is a "hard" coal with a Btu content that can be as high as 15,000 Btu per pound. Anthracite deposits are located primarily in the Appalachian region of Pennsylvania, and are used primarily for industrial and home heating purposes.

COAL QUALITIES

     The primary factors considered in determining the value and marketability of coal are the Btu content, the sulfur content and the percentage of ash (small particles of inert material), moisture and volatile matter. The Btu content provides the basis for satisfying the heating requirements of boilers. Coal having a lower Btu content frequently must be blended with coal having a higher Btu content to allow the consumer to utilize the coal efficiently in its operations. Due to the restrictive environmental regulations regarding sulfur dioxide emissions, coal is commonly described with reference to its sulfur content. Coal that emits no more than 1.6 pounds of sulfur dioxide per million Btu when burned is called low-sulfur coal. Coal that emits no more than 1.2 pounds of sulfur dioxide per million Btu is called compliance coal. Compliance coal exceeds the current requirements of Phase I of the Clean Air Act Amendments and meets the prospective requirements of Phase II of the Clean Air Act Amendments. Since compliance coal exceeds the Phase I requirements, customers using such coal can either earn sulfur emission credits, which can be sold to other coal customers, or blend the coal with higher sulfur coal to lower the overall sulfur emissions without having to install expensive sulfur-reduction technology (i.e., scrubbers). Very low-sulfur coal (0.8 pounds or less of sulfur dioxide per million Btu), such as the coal from the Central Appalachian region, is desirable because utilities can blend it with higher sulfur coal or burn it by itself to earn sulfur emission credits even under Phase II of the Clean Air Act Amendments.

     The inert nature of ash diminishes the heating value of the coal (i.e., the higher the percentage of ash, the lower the heating value). For electric utilities, the percentage of ash is important not only for its effect on heating value, but also because it affects the amount of combustion by-products. Electric utilities typically require coal with an ash content ranging from 6% to 15%, depending on individual power plant specifications. The percentage of moisture is important because the higher the moisture, the lower the heating value or Btu per pound. In addition, if the percentage of moisture is too high, customers may experience handling problems with the coal. Moisture concerns are principally related to coal from the Powder River Basin where the Company does not operate. Volatility is the percentage of matter which is vaporized in the combustion process, and is important for electric utilities because power plant boilers are designed to burn coal having a particular volatility. Most utility power plants are designed to burn medium- to high-volatility coal.

COAL REGIONS

     The majority of United States coal production is generated from six regions: Central Appalachia, Southern Appalachia, Northern Appalachia, Illinois Basin, Rocky Mountain, and Powder River Basin. With the exception of the coal from the Northern Appalachia region, which generally serves only the northeastern United States market, coal from each region competes in a national market. The geographic areas that comprise the six regions and characteristics of the coal in those regions are as follows:

     Central Appalachia consists of southern West Virginia, eastern Kentucky and Virginia. All of the Company's coal reserves are in this region. The coal in this region is generally quite low in sulfur (0.7%-1.5% for 12,000 Btu) and high in Btu content (12,000-13,500 Btu per pound of coal). The majority of this coal complies with Phase I of the Clean Air Act Amendments and, after the implementation of Phase II of the Clean Air Act Amendments, this coal is expected to be in high demand. Central Appalachia sources provide most of the United States' overseas export coal. According to Hill & Associates, this region has considerable excess production capacity.

     Southern Appalachia, consists of southeastern Kentucky, Tennessee and Alabama. Coal from this region also has a low sulfur content (0.7%-1.5% for 12,000 Btu), which is generally acceptable for Phase I of the Clean Air Act Amendments, and a high Btu content (12,000-13,000 Btu per pound of coal). While productivity is impaired by the region's thin seams, readily accessible waterways and proximity to southern utility plants help to reduce delivery costs of coal from this region to utility customers.

     Northern Appalachia consists of northern West Virginia, Pennsylvania and Ohio. The Btu content of this coal is generally high (12,000-13,000 Btu per pound of coal), with the exception of coal from Ohio. However, the sulfur content in this coal (1.5%-2.5% for 12,000 Btu) generally does not meet the Phase I standards of the Clean Air Act Amendments.

     The Illinois Basin consists of western Kentucky, Illinois and Indiana. Coal from this region generally has a moderately low Btu content (10,000-12,000 Btu per pound of coal) and a high sulfur content (2.5%-3.5% for 12,000 Btu). Although there are exceptions, generally no unwashed Illinois Basin coal satisfies the Phase I or Phase II standards of the Clean Air Act Amendments. Therefore, Illinois Basin coal is primarily blended with low-sulfur coal or burned in plants equipped with scrubbers.

     The Rocky Mountain region consists of Utah and Colorado. The coal in this region is low in sulfur content (0.4%-0.5% for 12,000 Btu) and has a moderately high Btu content (10,500-12,300 Btu per pound of coal). This coal complies with Phase I and Phase II of the Clean Air Act Amendments.

     The Powder River Basin consists mainly of Wyoming and parts of Montana. This coal is very low in sulfur content (0.25% to 0.65% for 12,000 Btu), but also is low in Btu content (8,000-8,800 Btu per pound of coal) and very high in moisture content (20%-35%). All of this coal complies with Phase I and Phase II of the Clean Air Act Amendments, but most utilities cannot burn it without derating their plants, unless it is blended with higher Btu coal.

MINING METHODS

     Coal is mined using either surface or underground methods. The method utilized depends upon several factors, including the proximity of the target coal seam to the earth's surface, and the geology of the surrounding area. Surface techniques generally are employed when a coal seam is within 200 feet of the earth's surface, and underground techniques are used for deeper seams. In 1997, surface mining accounted for approximately 61.6% of total United States coal production, with underground mining accounting for the balance of production. Surface mining generally is less expensive and has a higher extraction percentage than underground mining, with surface mining typically resulting in an extraction percentage of 80% to 90%, and underground mining resulting in an extraction percentage of 50% to 60%, of the total coal from a particular deposit.

     Mountaintop Removal Mining is a surface mining method in which all material above the coal seam is removed prior to removal of the coal, leaving a level plateau in place of the hilltop after mining. A more complete recovery of the coal is accomplished through this method; however, its feasibility depends on the amount of overlying material in relation to the coal to be removed.

     Highwall Mining is a mining system that bores into the face of a coal seam using a continuous miner and transports coal to the mine opening using cascading conveyor belts with wheels on a series of cars connected to the continuous miner. Trench, box, open-pit or contour cuts allow the highwall mining equipment to be utilized as the primary production machine for projects requiring large volumes of coal production.

     Contour Mining is a surface mining method conducted on coal seams where mountaintop removal is not feasible because the coal seam is overlain by too much of the hill to mine economically by mountaintop removal. Mining proceeds laterally around a hillside, at essentially the same elevation (assuming the seam is fairly flat), allowing extraction of the exposed coal. The contour cut in a coal seam also provides a flat surface that can be used to facilitate highwall mining (discussed above) or the less efficient auger mining (discussed below). This is a common surface mining method in the steeper slopes of the Appalachian bituminous coal fields.

     Conventional Mining is an underground mining method that utilizes a cutting machine to cut beneath a coal seam. Such undercuts allow explosive charges to be set in the coal seam to separate the coal from surrounding materials. Once separated, the coal is loaded into shuttle cars and removed from the mine.

     Surface Mining is essentially a large-scale earth moving operation, with the overburden being "stripped" away by means of large earth-moving machines. The coal exposed by stripping is fractured by blasting and is loaded onto haul trucks or overland conveyors for transportation to processing and loading facilities. The site is then backfilled with the overburden and otherwise restored to its approximate original contour and vegetated condition.

     Auger Mining is a surface mining method in which miners remain outside of the mine and a large, corkscrew-like machine (an "auger") bores into the side of a hill and extracts coal by "twisting" it out. Auger mining generally permits the extraction of coal to depths of only 300 feet or less.

     Room and Pillar Mining is a mining method used in underground mining which uses either continuous or conventional mining that cuts out a block of coal in 18- to 20-foot wide passages as high as the coal seam. Roof bolters, by installing conventional or resin grouted rods, stabilize the mine roof prior to mine advancement. Pillars (typically 50 feet by 50 feet) are left to provide additional primary roof support.

     Longwall Mining is an underground mining method that uses hydraulic jacks, varying from five feet to 12 feet in height, to support the roof of the mine while cutting shears extract the coal. Chain belts then move the coal to a standard underground mine belt system for delivery to the surface. The longwall machine generally cuts blocks of coal, referred to as longwall panels, that have a width of approximately 900 feet and a length ranging from 9,000 to 11,000 feet. Longwall machines that cut panels of coal up to 1,200 feet wide and 18,000 feet long are being tested for future use. Longwall mining is a low-cost, high-output method of underground mining that results in the recovery of approximately 60% of coal reserves. In addition, longwall mining is a more productive method of mining coal than room and pillar mining. However, longwall mining is more capital intensive and requires minimum seam thickness of at least 48 inches and more consistent and larger blocks of coal than room and pillar mining to be cost effective.

     Point Removal Mining is a mining method used in contour mining when the overburden ratio makes it economically feasible to mine using the mountaintop removal method.

COAL PREPARATION

     Depending on coal quality and customer requirements, it is sometimes possible to ship raw coal directly from the mine to the customer. Generally, raw coal from mountaintop removal, contour and point removal surface mines can be shipped in this manner. If coal is not shipped raw directly to the customer, it is processed in a preparation plant. Most coal mined by underground mining methods and some coal mined by surface mining methods must be processed in a preparation plant. The preparation plant crushes coal, washes it in a liquid solution, separates it by size, and removes non-coal materials. Processing the coal in a preparation plant upgrades the quality and heating value of the coal by removing or reducing sulfur, rock, clay and other ash-producing materials, but entails significant expense and results in some loss of coal. Coal blending or mixing is often performed at a preparation plant or loading facility to meet the specific combustion and environmental needs of customers.

CUSTOMERS

     Over the last 10 years, coal consumption in the United States has generally experienced steady annual growth, reaching a record level exceeding 1.0 billion tons in 1997. This steady growth in coal consumption is attributable to similar growth in the demand for electricity over the same period, as the electricity generation industry accounts for more than 89% of domestic coal consumption. In 1997, coal-fired electricity generation facilities generated approximately 50.6% of the nation's electricity, followed by nuclear (17.8%), hydroelectric (9.5%) and gas-fired (8.0%) utilities. According to Hill & Associates, over the next several years, electricity usage is expected to increase at an average annual rate of 2.1%. As demonstrated by the following graph prepared by Hill & Associates, for the past 47 years coal-fired utilities have generated an increasing percentage of all electricity generated in the United States and this trend is expected to continue:

  Electricity Generation by Fuel Type

        Measurement Period
      (Fiscal Year Covered)                     Coal             Gas/Oil            Nuclear           Hydro
12/1950                                          155                79                 0                96
                                                 185                86                 0               100
                                                 195                98                 0               105
                                                 219               118                 0               105
                                                 239               126                 0               107
12/1955                                          301               132                 0               113
                                                 339               140                 0               122
                                                 346               154                 0               130
                                                 344               160                 0               140
                                                 378               194                 0               138
12/1960                                          403               206                 1               146
                                                 422               218                 2               152
                                                 450               233                 2               169
                                                 494               254                 3               166
                                                 526               277                 3               177
12/1965                                          571               287                 4               194
                                                 613               330                 6               195
                                                 630               354                 8               222
                                                 685               408                13               222
                                                 706               471                14               250
12/1970                                          704               557                22               248
                                                 713               594                38               266
                                                 771               650                54               273
                                                 848               655                83               272
                                                 828               621               114               301
12/1975                                          853               589               173               300
                                                 944               615               191               284
                                                 985               664               251               220
                                                 976               670               276               280
                                                1075               633               255               280
12/1980                                         1162               592               251               276
                                                1203               552               273               261
                                                1192               452               283               309
                                                1259               418               294               332
                                                1342               417               328               321
12/1985                                         1402               392               384               281
                                                1386               386               414               291
                                                1464               391               455               250
                                                1541               402               527               223
                                                1554               425               529               265
12/1990                                         1560               381               577               283
                                                1551               375               613               280
                                                1576               353               619               244
                                                1639               359               610               269
                                                1635               382               640               247
12/1995                                         1653               368               673               296
                                                1736               331               675               332
                                                1876               357               703               304
                                                1925               365               703               304
                                                2000               380               704               304
12/2000                                         2075               420               704               304
                                                2160               455               704               304
                                                2229               482               705               304
                                                2280               512               705               304
                                                2310               548               704               304
12/2005                                         2350               570               704               304
                                                2375               590               703               304
                                                2392               615               702               304
                                                2410               635               702               304
                                                2430               655               702               304
12/2010                                         2450               680               701               304

     Electricity can be generated less expensively using coal than using gas, oil or geothermal energy. The delivered cost of coal for utilities averaged $1.20 per million Btu in 1996 compared to $2.57 per million Btu for gas and $3.00 per million Btu for oil. Although nuclear and hydro energy are less expensive than coal, no new nuclear plant permits have been issued since 1978, and many existing plants are near the end of their useful life. Additionally, the availability of hydro electricity is limited.

     Because coal is one of the least expensive and most abundant resources for the production of electricity, and imports of coal historically have not exceeded 1% of domestic coal consumption, domestically produced coal is expected to continue to play a significant role in the production of electricity in the future. The Company believes that it is well positioned to benefit from favorable trends in the coal and electric utility industries because approximately 64.9% of the Company's 1997 shipments were to domestic public electric utilities.

     The following table (derived from publications of the EIA) presents five-year domestic coal production by region, and consumption by sector:

                                                   FIVE-YEAR COAL PRODUCTION AND CONSUMPTION
                                               -------------------------------------------------
                                               1993      1994       1995       1996       1997
                                               ----      ----       ----       ----       ----
                                                             (IN MILLIONS OF TONS)
Production by Region
  Appalachian................................  409.7      445.4      434.9      451.9      464.7
  Interior...................................  167.2      179.9      168.5      172.8      172.3
  Western....................................  368.5      408.3      429.6      439.2      451.6
                                               -----    -------    -------    -------    -------
     Total...................................  945.4    1,033.6    1,033.0    1,063.9    1,088.6
Consumption by Sector
  Utilities..................................  813.5      817.3      829.0      874.7      898.5
  Independent Power Producers................   17.8       21.3       21.2       22.2       23.5
  Coke Plants................................   31.3       31.7       33.0       31.8       29.4
  Other Industrial Plants....................   74.9       75.2       73.0       70.9       70.4
  Residential/Commercial Users...............    6.2        6.0        5.8        6.0        6.0
                                               -----    -------    -------    -------    -------
     Total...................................  943.7      951.5      962.0    1,005.6    1,027.8
                                               =====    =======    =======    =======    =======

UTILITY DEREGULATION

     Since 1935, domestic electric utilities have operated in a regulated environment, with prices and return on investment being determined by state utility and power commissions. In April 1996, the FERC established rules providing for open access to electricity transmission systems, thereby initiating consumer choice in electricity purchasing and encouraging competition in the generation of electricity. It is anticipated that the FERC rules will create a national market for the sale of wholesale electricity where competition will primarily focus on price. Within the electric utility industry, the low-cost producers of electricity, located primarily in Kentucky, Tennessee, Indiana and Ohio, should benefit most due to the increased focus on price. Competition will likely benefit the coal industry generally because coal is a relatively low-cost source of electricity generation. Within the coal industry, companies with customers that are low-cost producers are likely to see the greatest increase in coal demand. The Company's primary domestic customers are low-cost electricity producers, located in Kentucky, Ohio, West Virginia and Indiana.

CLEAN AIR ACT AMENDMENTS

     The Clean Air Act Amendments have had, and will continue to have, a significant effect on the domestic coal industry. Phase I of the Clean Air Act Amendments, which became effective in 1995, regulates the level of emissions of sulfur dioxide from power plants and targets the highest sulfur dioxide emitters. Phase II, which is scheduled to be implemented in 2000, will extend the restrictions of the Clean Air Act Amendments to most remaining power plants. The Clean Air Act Amendments do not define allowable emission levels on a per plant basis, but instead allocate emission allowances to the affected plants and allow the emission allowances to be traded so that market participants can fashion more efficient and flexible compliance strategies. The emission allowance allocations for Phase I were based on 2.5 pounds of sulfur dioxide per million Btu, and Phase II allocations will be based on 1.2 pounds of sulfur dioxide per million Btu. See "Business--Government Regulation."

                                    BUSINESS
OVERVIEW

     The Company is engaged in the mining, preparation, marketing and leasing of primarily compliance and low-sulfur coal from mines located in the Central Appalachian region of eastern Kentucky and southern West Virginia. Based on the Reserve Studies, the Company controls the mineral rights to approximately 228 million tons of coal reserves, of which management believes 202 million tons are owned in fee. In 1997, the Company sold approximately 5.3 million tons of coal, approximately 66% of which was generated from captive production with the remainder purchased from other coal mine operators. In 1997, approximately 83% of the tonnage was sold to seven long-term sales contract customers, with most of the remainder sold to 14 spot market customers. The Company sells primarily to domestic public utilities, an international government-owned utility and industrial customers. In addition to its coal sales, the Company leases the mineral rights on approximately 56 million tons of its reserves to 22 operators who mined approximately 3.0 million tons in 1997. The Company received an average leasing revenue per ton of coal from its lessees of approximately $2.79 per ton of mined coal in 1997. The Company's coal leases typically have a term of five years, although some leases are for the life of the respective reserves. For the twelve months ended June 30, 1998, the Company generated revenues, net income and EBITDA, both adjusted to represent only business units currently in operation, of $171.5 million, $4.9 million and $24.4 million, respectively. Cash provided (used) by operating activities, investing activities and financing activities for the twelve months ended June 30, 1998, adjusted to represent only business units currently operating, was $9.7 million, ($9.8) million, and $10.8 million, respectively.

     The Company has demonstrated a long-term record of selectively increasing its reserves through acquisitions and consistently increasing its production through the development of its reserves. Since 1992, reserves have increased more than 300%, and captive production has increased at a compound annual rate of 12.0% to 3.5 million tons in 1997. Beginning in 1987, Pen commenced surface coal mining production with the purchase of approximately 49 million tons of compliance and low-sulfur coal reserves located at Kiah Creek. Prior to the purchase of Kiah Creek, the Company fulfilled its contractual obligations through coal purchases and limited contract mining. Approximately 84% of the Company's 1997 coal production was from Kiah Creek, where three underground and two surface mines were operating. In 1994, the Company acquired approximately 108 million tons of primarily compliance and low-sulfur coal reserves located at Elk Horn. The Company's strategy for Elk Horn is (i) to lease a significant portion of the reserves to other mining operators under long-term agreements and
(ii) to produce coal for Company sales from contract mining operations. Annual lease payments including minimum royalties paid to the Company from Elk Horn leases have averaged $9.4 million per year since 1994. In November 1997, the Company acquired approximately 80 million tons of primarily compliance, low-sulfur, and metallurgical coal reserves located at Fork Creek. The Company expects to have obtained the necessary permits and completed the infrastructure at Fork Creek to commence mining operations and to begin coal deliveries by early 2000. The Fork Creek operations are planned to produce approximately 1.7 million tons annually by 2001. See "Capital Development Program."

     The Company's strategy has been to secure sales contracts with customers accessible from its own loading terminals in advance of planned increases in production. In each of the last five years, the Company's production has been fully committed under long-term sales contracts. Management believes that this strategy provided the Company with greater flexibility in managing mine development, production levels and reserve life at Kiah Creek and, to a lesser extent, at Elk Horn. Although production is not scheduled to commence until early 2000, the Company has already committed to supply from Fork Creek approximately 500,000 tons in 2000, increasing to approximately 720,000 tons annually by 2002. The Company's sales contracts and spot market agreements are primarily with domestic public utilities and industrial customers located in the upper Ohio River Valley and accessible by river barge transportation from the Company's terminal on the Big Sandy River, a navigable tributary of the Ohio River. The Company shipped less than 1% of its tonnage sold in 1997 by rail.

     The Company has an integrated production, preparation and loading operation which management believes enhances control over product quality and consistency, storage capability and delivery scheduling for its customers. In 1990, the Company built a modern, heavy media preparation plant at Kiah Creek to clean and size its underground coal production, which the Company believes: (i) improved its reputation with customers by increasing the quality and quantity of marketable compliance and low-sulfur coal production and (ii) positioned the Company to be able to bid for more favorably priced sales contracts and spot market agreements. In addition to production and preparation, all of the coal loaded at the Company's river terminal is mechanically sampled twice to assure that the Company's coal meets customer specifications: first upon arrival of loaded trucks and second as it is loaded into outgoing barges. The Company's development plans for Fork Creek include construction of an additional preparation plant and a rail loadout which is expected to extend product control over new production at Fork Creek and provide the Company an opportunity to supply new customers in the Northeast and upper Midwest which are primarily accessible by rail.

     The Company utilizes room and pillar mining in its underground mines and contour and point removal mining at its surface mines, which the Company believes are the most cost-efficient methods for extracting its reserves given their geological composition. Although a majority of the Company's production has shifted toward underground mining, which generally can be more costly due to preparation costs, the Company's cash production costs at the mine site have declined from $18.81 per ton in 1993 to $18.31 per ton in 1997. Management believes that this decline resulted from the Company's ability to improve productivity from its mines and recovery rates at its preparation plant through better planning, improvements to its preparation plant and more efficient use of capital equipment.

     Pen Holdings was incorporated under the laws of Tennessee in 1971. Pen Holdings serves as a holding company for its five active subsidiaries and nine inactive subsidiaries. The subsidiaries of Pen Holdings, Inc., both direct and indirect, include: Pen Coal Corporation (coal mining, processing, loading and sales); The Elk Horn Coal Corporation (coal leasing); Marine Terminals Incorporated (one-third partner in International Marine Terminals, an ocean going vessel loading terminal); River Marine Terminals, Inc. (owns the Wayne County River Terminal); Pen Cotton Company of South Carolina (cotton ginning and warehousing); Pen Hardwood Company (inactive); Pen Cotton Company (inactive); Pen Cotton Company of Alabama, Inc. (inactive); Pen Sales Company, Inc. (inactive); Big River Mining Company (inactive); Pen Trading Company (inactive); The Elk Horn Corporation (inactive); Buck Coal, Inc. (inactive); and Ram Processing, Inc. (inactive).

     The Company has been in the coal business since 1980, and since December, 1995, following the death of the founder in 1993, the majority of the common stock has been owned by William E. Beckner, as described below. Mr. Beckner has been employed by the Company since December 1982. Members of the senior management team currently own approximately 93.4% of the common stock.

     The Company completed the Recapitalization on December 29, 1995. The estate of the former owner received the following in the Recapitalization: (i) $12,500,000 in cash, (ii) 100% of the Company's investment in Pen Development of California, Inc., a real estate development company located in California with a book value of $3,339,000, and (iii) 10,000 shares of Convertible Preferred Stock with a redemption value of $13,650,000. The estate of the former owner retained 250,000 shares of the Company's Class I Common Stock (5.6% of the outstanding common stock at December 31, 1997.) The Recapitalization was accounted for as a treasury stock transaction and resulted in a carryover of the historical basis of the Company's assets and liabilities existing prior to the Recapitalization. Concurrent with the Recapitalization, William E. Beckner acquired 4,040,000 shares of common stock (90.4% of the outstanding common stock at December 31, 1997) from the Company.

     Prior to 1983, when the Company entered into its first contract mining agreement, the Company met sales contract obligations with coal purchased from other mining operators. At times since its inception, the Company has also engaged in several agricultural businesses, timber production, operation of a river barge fleet and real estate development. As of the date hereof, all of those operations, except for a single cotton ginning and warehousing operation, have either been sold by the Company or discontinued. Since its inception, the Company has made three significant acquisitions of coal reserves. In 1987, 1994 and 1997, respectively, the Company acquired the Kiah Creek, Elk Horn and the Fork Creek reserves. The Company is currently engaged in the mining, preparation, marketing and leasing of primarily compliance and low-sulfur coal from mines located in the Central Appalachian region.

     The Company's headquarters are located at Center Court Building, Suite 300, 5110 Maryland Way, Brentwood, TN 37027, and its telephone number is (615) 371-7300.

COMPETITIVE STRENGTHS

     From 1993 through 1997, the Company has increased production, total tonnage sold and total tonnage sold under sales contracts by compound annual rates of 12.0%, 4.5% and 2.9%, respectively, through the acquisition and development of new and existing operations, the addition of new customers and an increase in contractual requirements to existing customers. The Company currently operates two surface mines and three underground mines and contracts production of certain of its reserves to other operators in one surface mine and six underground mines. The Company believes that it has been able to achieve these consistent results due to the following competitive strengths:

     Ownership of High Quality Reserves. Based on the Reserve Studies, the Company's reserve life index (defined as total reserves divided by 1997 total captive and leased coal production) was in excess of 50 years. Of the Company's approximately 228 million tons of reserves, management estimates that approximately 44% are compliance coal, 30% are low-sulfur and 26% are medium sulfur coal. Management believes that unlike many other coal producers of similar size, the Company owns in fee a substantial portion (202 tons) of its reserves, and, as a result, the Company does not pay significant mineral royalties ($1.6 million in 1997). Ownership in fee of its reserves allows the Company to significantly improve its operating results and reserve utilization and provides the flexibility to selectively lease a portion of its reserves to other operators.

     Geographic Concentration of Large Contiguous Reserves. The Company has completed three significant acquisitions of reserves since 1986, two of which have consisted of large contiguous tracts concentrated in Central Appalachia, a region known for high quality, low-sulfur, high Btu coal and cost efficient river and rail transportation. According to RDI, energy industry economists, delivered tonnage to domestic electric utilities from the Central Appalachian region has increased at a compound annual rate of 3.6% since 1991, which has outpaced the growth in total United States tonnage delivery to domestic electric utilities during the same period. As a result of its geographic concentration and large contiguous tracts, the Company has realized economies of scale including greater utilization of its facilities, manpower and equipment and enhanced management oversight of its properties.

     Strong Reputation as a High Quality Provider of Coal. Management believes it is recognized as a high quality supplier by its customers as evidenced by (i) a consistent increase in tonnage under contract; (ii) the extension, renewal or expansion of existing sales contracts; (iii) the addition of new sales contracts and spot market agreements with new customers; (iv) consistent compliance with its contractual obligations for quality and quantity; and (v) timely supply deliveries. The Company has maintained an average continuous supply relationship with its current long-term sales contract customers in excess of 8.7 years. As of June 30, 1998, the Company had six long-term sales contracts with highly-rated public or government owned utilities, such as The Dayton Power and Light Company, American Electric Power--Mountaineer Plant, American Electric Power--Tanner's Creek Plant, Electric Fuels Corporation (a subsidiary of Florida Progress), East Kentucky Power and Taiwan Power Company. As of June 30, 1998, the Company also had a long-term sales contract with Vanderbilt University. The weighted average remaining life of long-term sales contracts was approximately
3.0 years (excluding option periods) and approximately 9.3 years (including option periods) as of June 30, 1998. For eight of the Company's 14 spot market customers (exclusive of long-term sales contract customers) in 1997, the Company has maintained a continuous supply relationship of more than three years.

     Significant Recurring Lease Revenue. The acquisition of Elk Horn provided the Company with a substantial amount of recurring revenue from outstanding leases with other coal companies. Terms typically include expiration at the earlier of five years or the remaining life of the reserves, minimum tonnage requirements per year and payment based on tonnage mined. The Company believes the location and geological composition of its Elk Horn reserves coupled with their proximity to the operations of other coal producers make it more economically attractive to lease such reserves to other coal companies than for the Company to mine them. Leasing contributed an average of $9.4 million per year in revenues since 1994, and management believes leasing will continue to generate significant revenues based on existing leases and indications of future mining activity by these operators.

     Stable Operating Results from Coal Operations. Since 1993, adjusted EBITDA (adjusted to give effect to the disposition of the Barge Fleet and Pen Cotton Tennessee) has averaged approximately $24.1 million per year, with fluctuations of no greater than 1.8% annually. Such consistency has been primarily due to the Company's (i) declining cash production costs, (ii) stable tonnage under sales contracts, (iii) significant recurring revenue from royalty payments under lease agreements and (iv) tight control of general and administrative expenses, all of which have generally offset declining revenues per ton. Over the past five years, the Company's average cash cost per ton of coal shipped (FOB barge) has declined approximately 3.1% from $23.96 per ton in 1993 to $23.22 per ton in 1997, despite shifting a greater percentage of total production from surface mines to more costly underground mines. In an attempt to continually re-evaluate the Company's cash production costs, the Company annually updates its five year plan including mine and resource development, equipment replacement requirements, contract production levels and coal purchases, to manage production and maximize operating results.

     Experienced Management with Significant Ownership. The Company has an experienced senior management team, including William E. Beckner (Chairman, President and Chief Executive Officer), who has 18 years of experience in the coal industry and has worked at the Company for the past 15 years; Joseph A. Davis, Jr. (Senior Vice President of Sales and Marketing), who has 22 years of experience in the coal industry and has worked at the Company for the past 14 years; Stephen G. Capelli (Senior Vice President of Operations), who has 26 years of experience in the coal industry and has worked at the Company for the past four years; and Mark A. Oldham (Senior Vice President, Chief Financial Officer, Treasurer and Secretary), who has 14 years of experience in the coal industry and at the Company. The management team has a proven record of developing low-cost operations, maintaining strong customer relationships and making strategic, opportunistic acquisitions. Mr. Beckner and the other members of senior management currently own approximately 93.4% of the Company's outstanding common stock.

BUSINESS STRATEGY

     Following the death of the founder in 1993, the Company completed the Recapitalization in December 1995 whereby William E. Beckner acquired approximately 94.2% of common stock of the Company. Following the Recapitalization, senior management adopted a business strategy of focusing on its coal businesses. As a result, the Company sold most of its cotton businesses and discontinued its lumber operations in 1996 and sold its barge fleet in 1997. Proceeds from the sales of these assets were used in part to acquire the Fork Creek reserves. The Company's strategy is to focus on its coal business, steadily increase coal reserves and production and improve revenues, operating results and cash flow by continuing to pursue its existing strategies including:

     Acquiring Additional High Quality Reserves and Operations. The Company has selectively increased its reserves by acquiring high quality coal reserves primarily located on large contiguous tracts in the Central Appalachian region and expects to continue increasing its reserves or adding operations through strategic and opportunistic acquisitions. Historically, ownership of coal reserves in Central Appalachia has been highly fragmented; hence management believes there are opportunities to increase its reserves in proximity to existing properties and selectively increase leasing and production by acquiring other existing operations. Management believes reserves acquired adjacent to existing properties can enhance infrastructure utilization and reduce cash production costs and capital investment requirements.

     Increasing Tonnage Under Contract and Expanding the Customer Base. The Company's strategy is to continually secure sales contracts approximately equal to or greater than its captive production. Management believes that electric utilities in general are shifting their contracts toward shorter term periods, generally three to five years, to limit the impact of price inflation indexes and more closely align supply with market prices. As a result of this industry trend toward shorter-term contracts, the number of future bidding opportunities is expected to increase. Annual production from Kiah Creek is effectively designated for existing sales contracts. The Company believes, however, that the development of its Fork Creek reserves and its associated preparation plant and rail terminal will enhance the Company's ability to secure additional sales contracts by (i) increasing access to public utilities in the Northeast and upper Midwest which are primarily served by rail transport; (ii) increasing access to existing customers; (iii) developing industrial customer prospects for metallurgical coal sales; and (iv) providing the flexibility of alternatively shipping by rail or barge from the Company's loading terminals. The Company plans to produce from Fork Creek approximately 1.7 million tons annually by 2001. The Company is already committed to supply from Fork Creek approximately 500,000 tons in the year 2000, increasing to approximately 720,000 tons annually by 2002, and continues to bid for additional sales contracts.

     Maximizing Reserve Utilization and Mining Productivity. The Company's strategy is to apply its extensive planning process to its existing reserves, including the development of Fork Creek, as well as reserves acquired in the future to maximize reserve utilization and mining productivity. The Company utilizes an extensive core sampling and testing program to create its mine development plans years in advance of actual production. As a result of this planning process, the Company forecasts anticipated equipment, preparation plant capacity, permit and regulatory requirements, the level of contract mining and coal purchases. The Company utilizes continuous mining equipment in underground mines and contour and point removal methods in surface mines where coal seam thickness or overburden ratios allow extraction rates to meet profitability thresholds. Mining productivity, as measured by tons mined per man-hour, increased 11.2% and 24.4% at Company-operated surface and underground mines, respectively, since 1992. Management believes such improvement is due to increased operating efficiencies and productivity rates through the addition of underground mining units, increased preparation plant capacity, long-term planning and more efficient use of capital equipment. When seam thickness or overburden ratios exceed management's thresholds for efficient mining, the Company will selectively contract production with other mining companies at set prices per ton on specified reserves to improve reserve utilization. Management believes that the Company's enhanced reserve utilization and mining productivity is a result of its extensive planning process, its site-specific mining techniques and its contract mining production.

RECENT ACQUISITION

     In November 1997, the Company completed the Fork Creek acquisition. As a result of this acquisition, the Company acquired in fee approximately 80 million tons of compliance, low-sulfur and metallurgical coal reserves located on one large contiguous property in southern West Virginia. The Company expects to have obtained the necessary permits and completed the infrastructure at Fork Creek to commence mining operations and to make coal deliveries in early 2000. A portion of the net proceeds of the Offering will be utilized to repay indebtedness incurred in connection with the Fork Creek acquisition and to partially fund development of this property. See "Use of Proceeds" and "Capital Development Program."

COAL RESERVES

     Existing Reserves. Based on the Reserve Studies, the Company controls the mineral rights to approximately 228 million tons of coal reserves, of which management believes 202 million are owned in fee. All of the Company's reserves are bituminous coal. Of the Company's 228 million tons of reserves, management estimates that approximately 44% are compliance coal, 30% are low-sulfur coal and 26% are medium sulfur coal. The Company believes this high percentage of compliance and low-sulfur coal gives it a competitive advantage in the sale of coal as more stringent air quality requirements under Phase II of the Clean Air Act Amendments are implemented.

     Reserve estimates are prepared by the Company's engineers and geologists and are reviewed periodically to reflect data received and developments affecting the reserves. Accordingly, reserve estimates will change from time to time in reflection of mining activities, analysis of new engineering and geological data, acquisition or divestiture of reserve holdings, fluctuations in coal market prices, modification of mining plans or mining methods and other factors. The Company engaged Marshall Miller, independent mining and geological consultants, to audit the Company's estimates of its coal reserves at Kiah Creek and Elk Horn as of May 1998 and the Company has a reserve study prepared by Stagg Engineering as of September 1997 for its Fork Creek reserves. The Reserve Studies include a review of the procedures used by the Company to prepare its internal reserve estimates for Kiah Creek and Elk Horn and geological assessment based on data from record searches and from previously recorded resource studies for Fork Creek, verifying the accuracy of selected property reserve estimates and retabulating reserve groups according to standard classifications of reliability. The following table summarizes the Company's coal reserves and is based on the information contained in the indicated Reserve Studies. See Annex B--the Marshall Miller Report and Annex C--the Stagg Engineering Report.

                                UNDERGROUND (UG)
            REGION               OR SURFACE(S)      RESERVES(1)    ASSIGNED(2)    UNASSIGNED(3)
            ------               -------------      -----------    -----------    -------------
                                                                (MILLIONS OF TONS)
Kiah Creek (West Virginia)....         UG               27.7           19.7             8.0
                                       S                26.2           18.1             8.1
Elk Horn (Kentucky)...........         UG               86.2           42.2            44.0
                                       S                 7.8            5.2             2.6
Fork Creek (West Virginia)....         UG               72.9             --            72.9
                                       S                 7.1             --             7.1
                                                       -----          -----           -----
                                                       227.9           85.2           142.7
                                                       =====          =====           =====

---------------
(1) Losses for extraction recovery have been factored into reserves. With the exception of 19.4 million tons of reserves at Kiah Creek which are in the underground category, losses for wash recovery have not been factored into reserves.

(2) Assigned reserves represent coal which has been committed by the Company to operating mine shafts, mining equipment, plant facilities, and all coal which has been leased by the Company to others.

(3) Unassigned reserves represent coal which has not been committed and which would require new mine shafts, mining equipment, or plant facilities before operations could begin in the property.


     In addition to the coal reserves listed above, management believes that the Company has approximately 119 million tons of coal deposits. A "coal deposit" is a coal bearing body which has been appropriately sampled and assayed in trenches, outcrops, drilling, and underground workings to support sufficient tonnage and grade to warrant further exploration-development work. This coal deposit does not qualify as a commercially viable coal reserve as prescribed by Commission standards until a final comprehensive evaluation based upon unit cost per ton, recoverability and other material factors conclude legal and economic feasibility.


     Potential investors should be aware that the Reserve Studies are estimates based on an evaluation of available data, and actual reserves may vary substantially from the estimates. Estimated minimum reserves are comprised of coal that is considered to be merchantable and economically recoverable by using mining practices and techniques prevalent in the coal industry at the time of the reserve study and based upon then-current prevailing market prices for coal. Although the reserves shown in the table above include a variety of qualities of coal, the Company presently blends coal of different qualities to meet contract specifications.

     Of the Company's total reserves, management believes approximately 202 million tons are owned in fee by the Company (i.e., not leased from a third party and therefore not subject to a royalty payment). The Company believes that this high percentage of owned reserves gives it a competitive advantage over competitors who lease coal reserves from others by reducing the all-in operating costs to produce coal. The Company leases from third parties mineral rights on terms of between 10 and 15 years and generally has the right to renew the lease for a stated period or to maintain the lease in force until the exhaustion of minable and merchantable coal. These leases provide for royalties to be paid to the lessor either as a fixed amount per ton or as a percentage of the sales price, with a bonus or minimum royalties, payable either at the time of the execution of the lease or in periodic installments. In the period from 1993 through 1997, the Company paid $0.2, $1.5, $1.0, $0.7 and $1.6 million, respectively, in lease payments to third party mineral and surface owners.

     Title examinations are performed by qualified title examiners on properties owned by the Company. As to properties the Company leases, a limited title investigation and, to the extent possible, a determination of the precise boundaries of a property is made in most cases only as a part of the process of securing a mining permit before commencement of mining operations. Title to property is verified prior to the time the Company begins mining operations. If defects in title or boundaries of undeveloped reserves arise in the future, the Company's control, and right to mine, such reserves could be materially adversely affected. Most of the Company's leases describe the leased property in general terms, and these descriptions are usually not based on actual surveys or boundaries which are otherwise precisely identified. Because of the short-term nature of its leases and the expense involved, the Company does not have all titles to the leases reviewed by qualified title examiners. The Company believes that its practices of investigating title and determining boundaries to the properties it owns, leases or otherwise controls are consistent with customary industry practices and that such practices are adequate to enable it to acquire the right to mine such properties. Both Kiah Creek and Fork Creek are large contiguous tracts of land that were owned and primarily undeveloped by the previous owners. Therefore management believes that the integrity of the title searches and examinations are less likely to be challenged. Although Elk Horn is not a contiguous block of reserves, the Company's predecessor, The Elk Horn Coal Corporation, maintained extensive title records dating to the early 1900's. Management also believes that this recordation provides some safeguard to its rights to the mineral from the property.

     The extent to which the Company's coal reserves will be mined will depend upon certain factors over which it has no control, such as future economic conditions, the price and demand for coal of the quality and type controlled by the Company, the price and supply of alternative fuels and future mining practices and regulations.

     Acquisition of Additional Reserves. Although the Company does not need to acquire additional reserves to meet the terms of its existing contracts, the Company generally attempts to replace the coal reserves that it depletes. The Company has a current reserve life in excess of 35 years and seeks to maintain sufficient reserves available to fulfill its contract requirements. The Company's Kiah Creek and Fork Creek developments represent large contiguous properties which allow the Company the flexibility to manage long-term mine development and reclamation with a centralized preparation plant and transport facilities. The Company's preference is to acquire in fee or lease additional reserves adjacent to its existing properties to realize greater economies of scale including greater utilization of its facilities, manpower and equipment and enhanced management oversight of its properties. In 1995 and 1996, the Company acquired by lease an aggregate of approximately 25 million tons of additional reserves contiguous to its then existing Kiah Creek property. To date, the Company has not experienced any material difficulty in acquiring sufficient reserves to meet its goals. Since 1987, the Company's total reserves have increased from approximately 49 million tons to approximately 228 million currently.

     The Company intends to continue expanding its coal reserves by acquiring reserves that will allow it to: (i) minimize production and delivery costs; (ii) continue to exploit the Company's experience in and synergies arising from operating in the Central Appalachian region; and (iii) satisfy the quality requirements of its existing coal sales contracts. The Company expects that it will continue to add to its compliance and low-sulfur coal reserves because it believes these reserves are more likely to yield a premium as environmental regulations become more stringent.

MINING OPERATIONS

     Captive Coal Production. The Company currently conducts mining operations at four underground mines and two surface mines at its Kiah Creek reserves located in Wayne, Lincoln and Mingo counties in southern West Virginia and six underground mines and one surface mine at its Elk Horn reserves located in Floyd, Johnson, Knott, Letcher, Magoffin, Martin and Pike counties in eastern Kentucky. Approximately 69% of the Company's 1997 production originated from its underground mines, and approximately 31% originated from its surface mines. Coal seam thickness, location and the amount of overburden required to be removed, among other conditions, are factors utilized by the Company to determine the appropriate mining method. Over the last five years, the Company has shifted a greater percentage of its production to underground mines to maximize its reserve utilization. In 1993, 37% of the Company's production was from underground mines, compared to 69% in 1997. Contract miners, under the terms of contract mining agreements with the Company, operate in seven of the underground mines on the Company's Kiah Creek and Elk Horn reserves. Contract mining has represented 27%, 11%, 21%, 17% and 22% of the Company's coal production in the periods 1993 through 1997, respectively.

     The following table presents the Company's total captive coal production for the previous five years for its regions:

                  REGION                     1993     1994     1995     1996     1997
                  ------                     ----     ----     ----     ----     ----
                                                      (IN THOUSANDS OF TONS)
Kiah Creek (West Virginia..................  2,224    2,068    2,161    2,746    2,947
Elk Horn (Kentucky)(1).....................     --      612      896      552      557
                                             -----    -----    -----    -----    -----
  Total....................................  2,224    2,680    3,057    3,298    3,504
                                             =====    =====    =====    =====    =====

---------------
(1) Includes the production of a Company operated mine in Kentucky known as Big River Mining which produced 330,000 tons and 255,000 tons in 1994 and 1995, respectively. Excludes production by The Elk Horn Coal Corporation, which the Company acquired in August 1994. Prior to the Company's purchase of the Elk Horn reserves, production from Elk Horn was (exclusive of leased production) 466,000 tons during 1994 and 764,000 tons in 1993.

     Kiah Creek. The Company's major mining operations are located at Kiah Creek. These reserves were purchased by the Company in 1987 for $16.5 million, and mining operations commenced shortly thereafter with surface mining and, later, underground mining. This property consists of approximately 45,000 acres of surface area. In 1995 and 1996, the Company acquired by lease approximately 26 million tons of reserves which are contiguous to Kiah Creek. Management estimates that the Company owns in fee approximately 29 million tons of reserves and controls, primarily through leases, an additional approximately 25 million tons of reserves on this property. Management estimates that the quality of its production at Kiah Creek has averaged 10 to 14% ash, and 11,500 to 12,500 Btu per pound, and that its remaining reserves at Kiah Creek are 73% compliance coal, 17% low-sulfur and 10% medium sulfur.

     At Kiah Creek, five underground mining units in four underground mines are currently operating. The Company operates two underground mining units in its Mine #3 in the Coalburg seam, one underground mining unit in its Mine #4 in the 5-Block seam and one underground mining unit in its Mine #5 in the 5-Block seam. In addition, a contract mining company operates one underground mining unit at the Company's Mine #2 in the Coalburg seam. Each of the Company's underground mining units generally consists of a remote-controlled continuous mining machine which removes the coal from the seam, shuttle cars to transport the coal to a conveyer belt which transports the coal to the surface, a roof bolting machine which secures the mine roof in an area that has been mined and other related equipment. Each unit generally employs from 10 underground miners per shift. The Company generally operates two production shifts and one maintenance shift per day in its underground mines, which utilize the room and pillar method of underground mining. Approximately 0.8, 0.9, 1.0, 1.5 and 1.9 million tons of coal were produced from the Company's Kiah Creek underground mines in the years from 1993 through 1997, respectively.

     The Company also operates one surface mine in the 5-Block seam and one surface mine in the Coalburg seam at Kiah Creek. The Company expects that it will be operating from a third surface mine in the 5-Block seam at Kiah Creek within the next 60 days. The Company utilizes contour and point removal and mountaintop mining techniques in its surface mining operations. The Company generally employs 15 persons per shift at each surface mining operation and currently operates two production shifts per day. A typical surface mine spread includes two bulldozers, a wheel loader, several trucks and other related equipment. Approximately 1.4, 1.2, 1.2, 1.3 and 1.1 million tons of coal were produced from the Company's Kiah Creek surface mines in the years from 1993 through 1997, respectively.

     The Company owns and operates a computer-controlled, 600 tons-per-hour heavy media preparation plant on the Kiah Creek property where the coal from all of its underground mines on this property and a small percentage of its surface mined coal is processed. The preparation plant sizes the raw product, then directs the sized product to one of three circuits: heavy media vessel, heavy media cyclones or spirals. Each of these circuits utilizes gravity separation to separate coal from rock and other impurities. This preparation plant also has the ability to produce stoker coal. The preparation plant has a storage capacity of approximately 50,000 tons of raw and washed coal and a processing capacity of approximately four million raw tons per year. This plant processed

0.8, 0.9, 1.0, 1.5 and 1.9 million tons of clean coal in the years from 1993 through 1997, respectively, and has averaged recovery rates of 46%, 47%, 42%, 54% and 51% in the years 1993 through 1997, respectively. The preparation plant currently operates 24 hours per day, seven days a week. Management believes that it could increase the capacity of this preparation plant to 1,000 tons per hour, if necessary, for $4.8 million, although it has no current plans to do so.

     The coal from the Kiah Creek surface mines and from the Kiah Creek preparation plant is sent by truck via Company roads and state highways approximately 50 miles to the Company's Wayne County River Terminal located in West Virginia on the Big Sandy River, a navigable tributary of the Ohio River. The Company built its Wayne County facility in 1988 at an initial cost of approximately $3.5 million and has made additional capital expenditures on this facility of $3.8 million. This river terminal, which is approximately 15 miles from Huntington, West Virginia, has blending capabilities and a loading capacity of approximately 6 million tons annually. This terminal provides the Company with a strategic advantage over competitors who do not own and operate a river loading facility as it provides the Company with greater control over product quality and consistency, storage capacity and delivery scheduling. While most other terminals on the Big Sandy River load coal for third parties, the Company handles only its own coal and does not provide any third-party loading at this facility.

     The Company delivers coal by barge to its domestic customers along the Ohio River and Mississippi River, and to its international and Gulf of Mexico customers through International Marine Terminals, an ocean vessel loading facility south of New Orleans on the Mississippi River which is one-third owned by the Company. Either an independent barge operator or the Company's customers transport the coal after it has been loaded into the river barges. The Company recently ceased operations at its smaller river terminal in Kentucky located along the Big Sandy River since all of the Company's barge loading needs can be more efficiently met at the Company's Wayne County River Terminal.

     The Company shipped 3.9, 3.8, 4.1, 4.4 and 4.5 million tons from its terminals on the Big Sandy River in 1993 through 1997, respectively. According to the Big Sandy River Committee, an organization of shipping facilities on the Big Sandy River, including 10 coal loading facilities, the Company shipped more tonnage than any other operator on this river in 1996 and 1997.

     Generally, the Company undertakes and controls all permitting and permit maintenance under the SMCRA requirements and similar state requirements in West Virginia for its captive production. The Company's only contract mine site in West Virginia is underground. The contract miner fulfills the site maintenance requirements for the SMCRA permits as part of its contract with the Company. The Company provides surety bonds for these SMCRA permits.

     Elk Horn. In 1994, the Company acquired the Elk Horn properties through its purchase of all of the outstanding capital stock of The Elk Horn Coal Corporation for $71 million in cash. This acquisition made the Company one of the largest private owners of coal reserves in Central Appalachia. The Company produces coal through the use of contract mining companies and leases to other coal companies the mineral rights to a portion of the coal from its Elk Horn reserves. See "Business--Coal Leasing." The Company's Elk Horn reserves include approximately 142,000 non-contiguous surface acres of coal bearing lands in eastern Kentucky, all of which is owned in fee. Based on the Reserve Studies, the Elk Horn reserves are estimated to contain more than 94 million tons of coal.

     The Company believes that due to the location and geological composition of its Elk Horn reserves, it is more economically attractive to either contract with other mining companies or lease to other coal companies than for the Company to mine. See "Business--Coal Leases." However, the Company continually reevaluates its reserves and production to determine whether the Company can cost-effectively extract coal through its own mining operations. Therefore, given the appropriate economic and geological factors, the Company could determine to mine the reserves at Elk Horn itself.

     Elk Horn's contract mines include both underground and surface mines. Because of the reserve's geological composition, Elk Horn's contract underground miners currently utilize conventional mining techniques which generally result in less volume and productivity per man hour versus utilizing continuous mining units. However, conventional mining tends to produce coal with less ash content which reduces the requirement to wash the coal at a preparation plant. As a result, the Company does not maintain a preparation plant on the Elk Horn reserve.

     Under these contract miner arrangements, the Company contracts with independent mining companies to extract coal in exchange for a predetermined per-ton fee. Contract mining fees at the Elk Horn operations have averaged approximately $15.19 per ton from 1995 through 1997. Contract mining fees typically exclude taxes and royalties. The relationships between the Company and its contract miners are generally governed by the Company's standard contract mining agreement (the "Contract Miner Agreement"). The Contract Mining Agreement is for a term of one year which is automatically renewed from year to year, although either party may elect not to renew upon 60 days' notice. Several of the Contract Miner Agreements allow either party to terminate upon 30 days' notice for virtually any reason. Each Contract Miner Agreement provides that the independent contractor meet certain minimum daily and monthly production requirements and minimum coal quality standards. Contractors are given premiums or charged penalties based on delivered coal quality. The Contract Miner Agreement is not assignable by the contractor without the express permission of the Company nor is a significant change in ownership of the contractor permitted. The Contract Miner Agreement requires the contractor to provide all of the equipment, manpower and other resources necessary to mine the coal. The contractor must provide all required insurance coverage to its employees and liability insurance for its operation. The Contract Miner Agreement provides that the contractor will hold the Company harmless from any environmental or health and safety liability incurred by the contractor as a result of its mining. The Company in conjunction with the contractor, determines the most efficient mining plan for the coal reserve in order to maximize the use of the resources.

     Similar to its contract mine in West Virginia, the Company generally undertakes and controls all permitting and permit maintenance under SMCRA requirements and similar state requirements in Kentucky (including providing the surety bonds for the SMCRA permits for these contract mine sites). Each contract miner fulfills the site maintenance requirements for the SMCRA permits as part of its contract with the Company. All federal Mine Safety Health Act requirements are also the sole responsibility of the contract miner.

     The coal produced for the Company from Elk Horn is transported to the Company's Wayne County River Terminal on the Big Sandy River for delivery to customers on the Ohio River and Mississippi River systems and to the Gulf of Mexico. The Elk Horn reserves are accessible by truck by a four-lane state highway.

     From the date of acquisition in August 1994 through 1997, contract mining operations at Elk Horn produced 282,000, 641,000, 552,000 and 557,000 tons, respectively. The average raw coal quality produced by these contract mining operations has consistently exceeded the Company's sales contract requirements. In January 1998, a new contract surface mine commenced mining operations which is expected to increase current contract production.

     Fork Creek. In November 1997, the Company acquired a 28,000-acre contiguous tract located in Kanawha, Boone and Lincoln counties in West Virginia. Based on the Reserve Studies, Fork Creek contains approximately 80 million tons of coal reserves. The Fork Creek acquisition is consistent with the Company's strategy to focus its operations on large contiguous properties located in the Central Appalachia region. The purchase price for this property was $16 million with $5 million paid in cash at closing and the Fork Creek Note. The Fork Creek Note will be repaid in full with proceeds from the Offering. See "Use of Proceeds."

     The Fork Creek reserves are a large contiguous tract of mineral reserves analogous in size to the Kiah Creek reserves. Unlike Kiah Creek, however, the geological conditions of the Fork Creek reserves have led the Company to plan primarily underground mining operations to extract the mineral. The Company intends to develop Fork Creek for its own production while selectively contracting with other miners where such contracts are commercially attractive.

     The Company expects to invest approximately $45 million over the next several years to develop this property, including the construction of an upgradable 400 tons per hour coal preparation plant and a 150 car, four hour, batch weigh, fast feed rail loadout adjacent to a CSX rail line. The Company anticipates that the construction of the preparation plant and the rail loadout would take approximately twelve months to complete. A portion of the proceeds of the Offering is intended to be used to fund a portion of the Fork Creek development, and in particular to fund the construction of the preparation plant and rail loadout. See "Use of Proceeds" and "Capital Development Program." In addition to rail transportation, coal from this property may also be cost-effectively transported by truck to river terminals located on the nearby Kanawha River and loaded into river barges for shipment along the Ohio River and Mississippi River systems. The Fork Creek reserves are accessible by truck via a major four-lane state highway. The Company believes that flexibility in transporting coal by rail or river barge will provide it with a competitive advantage in increasing the number of potential customers for coal from this property. All material permits for road access, the preparation plant, the loadout and the underground facility are expected to be submitted by January 31, 1999.

     Reclamation and Safety. The Company is required under various federal and state laws to reclaim its mineral properties to their approximate original contour and vegetation. The Company's reclamation has been recognized with several awards, including: in 1994 the Governor's Environmental Excellence award, the highest honor bestowed by the Governor of Kentucky for the best overall reclamation achieved by a mining operation within Kentucky for that year, and in both 1994 and 1997 awards presented by the West Virginia Mining and Reclamation Association in West Virginia. Because the Company's properties are large contiguous tracts, the Company has the ability to plan and schedule reclamation over an extended period while continuing to mine the property at various sites.

     The Company is required under various federal and state laws to comply with certain safety standards. The Company has been consistently recognized for mine safety. It won the Mountaineer Guardian Award in 1994, 1995 and 1996, which is based on tonnage mined without a fatality. The Company also received the Holmes Safety Association Small Surface Mine Award for its Kiah Creek Surface Mine, which is presented to a surface mine with less than 50 employees for achieving safety benchmarks. The Company's Wayne County River Terminal also received the Joseph A. Holmes Safety Award for 1995, 1996 and 1997, which is based on man hours worked without a fatality.

     Coal Leasing. The primary use of the Company's Elk Horn property has involved the leasing of its mineral rights to independent coal producers in exchange for revenue-based lease royalties. The Company's strategy has been to lease attractive coal reserves to reliable coal producers under financially sound leases. As noted earlier, the Company owns the mineral rights on approximately 142,000 acres in eastern Kentucky and has approximately 94 million tons of reserves, which are generally characterized as high-volatility bituminous with low-sulfur content. The Elk Horn coal reserves are strategically located in eastern Kentucky, with access to major markets on the CSX rail system, and by barge via the Big Sandy and Ohio Rivers. Much of these reserves are adjacent to numerous mining companies' operations. As a result, it often is cost-effective for such mining companies to continue mining in such areas, including on reserves leased from the Company for a fee, rather than to cease mining operations at such locations and redeploy equipment to other locations or idle or dispose of equipment. All of these factors make the Company's Elk Horn reserves attractive lease property to independent producers and coal operators.

     During the six-month period ended June 30, 1998, the Company had 15 operators who were actively mining on leased coal reserves, including MC Mining, Inc., Bull Creek Coal Corporation, Locust Grove, Inc., Johns Creek Coal Company, Maple Ridge Inc., Industrial Fuels Minerals Company, Richardson Fuel, Inc., Kris-Coal Mining, Inc., Turner Elkhorn Mining Company, Pike-Letcher Land Company, Mineral Resources, Inc., and Knott/Floyd Land Company, Inc. Generally, the lease terms provide the Company with a royalty fee of up to 10% of the sales price of the coal with a minimum of $1.75 to $2.50 per ton. The length of such leases generally varies from three to five years with five years being the most common term. The Company has a limited number of longer term leases which have terms of 35 years to the exhaustion of the reserve. Under these longer term leases the royalties range from 4% to 7% of the coal sales price. A minimum royalty per year is required whether the property is mined or not. Such minimum royalty can be recouped by the lessee as a credit against royalties owed on mined coal if there is production within a period of time after the minimum royalty is paid. This system motivates the lessee to maximize production of the property during the term of the lease. The Company's credit experience with its lessees has historically been favorable, with minimal bad debt write-offs for the period from 1995 through 1997 of $27,000, $3,000 and $111,000, respectively.

     In the period from 1993 through 1997, independent coal producers mined approximately 3.1, 4.0, 3.7, 3.4 and 3.0 million tons, respectively, of coal under leases (the information provided prior to the Company's acquisition of the Elk Horn reserves has been derived from amounts reported by Elk Horn's previous owner). Management believes that the amount of leased coal mined in 1997 decreased from 1995 and 1996 levels due to (i) lower market prices reducing general production from the area; (ii) permitting delays; (iii) geological interruptions; and (iv) the changing of ownership of certain lessees. Leased coal production for the six months ended June 30, 1998 was 1.4 million tons. Leasing contributed an average of $9.4 million per year in revenues since 1994 and management believes leasing will continue to generate significant revenues based on existing leases and indications of future mining activity by these operators.

     The leasing business operates from Prestonsburg, Kentucky with nine employees. The main activities include new lease development, cubication for lessee extraction verification, continuing reserve analysis and mapping, acquisitions and dispositions of properties, lease compliance, environmental oversight on unleased properties, and related matters.

     In recent years, Elk Horn's internal engineering and mapping group has identified and prioritized the coal reserves which are favorable for development. Management has proactively sought lessees for these identified areas. The Company has also leased in response to inquiries about mining opportunities in specific seams, areas, or boundaries. The Company's objective is to acquire by purchase or lease properties contiguous to its Elk Horn properties in order to offer additional lease tracts to coal operators.

COAL TRANSPORTATION

     The Company's coal is transported to its customers primarily by barges loaded at the Company's river terminal on the Big Sandy River and, to a much lesser extent, by truck and rail. The Company shipped less than 1% of its tonnage sold by rail in 1997, although the Company intends to construct a rail loadout facility at Fork Creek. See "Use of Proceeds" and "Capital Development Program."

     Depending on the proximity of the customer and the transportation available for delivering coal to that customer, the customer's transportation costs can significantly increase the total delivered cost. According to information from RDI, the transportation costs incurred by all other producers of coal who ship to the Company's long-term domestic sales contract customers range from 22% to 50% of the total cost of the customer's coal. The Company generally pays truck charges to deliver coal from its preparation plant or mine site to its Wayne County River Terminal and incurs costs to load it onto a barge. Customers typically pay the transportation costs from the barge to the customer's ultimate destination of delivery. The average annual per ton cost incurred by the Company for transporting its coal from the preparation plant or mine site to its river terminals during the period from 1993 through 1997 was $3.86. For the Company's export customers, the Company incurs additional charges related to the transloading from river barges to ocean-going vessels. The availability and cost of transportation constitute important factors for the marketability of coal.

     The Company currently contracts with 12 non-union independent trucking companies to haul its coal from the mine site or preparation plant to the Wayne County River Terminal. These hauling arrangements typically consist of a term of three years and are based on a fixed fee per ton. The Company believes it can replace, if necessary, any of its independent trucking relationships with other independent trucking companies upon relatively short notice.

COAL MARKETING AND SALES

     The Company employs eight people in its sales and marketing department. Such personnel's responsibilities include the development of new sales agreements, the preparation of bids for new and renewal agreements, maintaining relationships with existing and potential customers, monitoring compliance and administration of existing sales agreements, including the quality of the coal delivered, coal purchases and coordinating and assisting with the transportation requirements needed for coal delivery. The Company anticipates hiring an additional sales person to assist with the sales and marketing of the Fork Creek reserves. The Company's marketing personnel have extensive experience and good customer relations in the coal industry. These strengths allow the Company to make long-term sales commitments which are consistent with the Company's strategy of selling its coal well in advance of production.

LONG-TERM COAL SALES CONTRACTS

     Long-term coal sales contracts are for terms of more than one year. The Company's long-term sales contracts are primarily with electric utilities, with a weighted average remaining life of approximately 3.3 years excluding option periods and approximately 9.6 years including option periods as of December 31, 1997. The Company historically has focused on securing contracts with public electric utilities and has not pursued contracts with independent power producers. While the terms of sales contracts with public utilities generally are shorter than sales contracts with independent power producers, the Company believes that contracts with public electric utilities are more desirable because they are less reliant on individual project performance. In the period from 1993 through 1997, the Company had no bad debt expense from its coal customers.

     The Company's long-term sales contracts have accounted for an average of approximately 85% of the Company's coal sales revenues for the period 1993 through 1997. Over the same period, approximately 2.3 million tons of annual coal shipments covered by sales contracts were up for renewal, and sales contracts for all of this coal were rolled over into new sales contracts upon their expiration. In addition, over the same period, the Company entered into a new long-term sales contract for 0.3 million tons per year (the coal delivered under this contract escalates to 0.7 million tons of annually by the year 2002). The Company believes that customers enter into such long-term sales contracts principally to secure a reliable source of coal at predictable prices. The Company enters into such contracts to obtain the stable sources of revenues required to support the large expenditures needed to open, expand and maintain the mines servicing such contracts.

     The Company's long-term contract with Taiwan Power Company accounted for 56%, 58%, 36%, 23% and 25% of the Company's coal sales revenues from 1993 through 1997, respectively. The contract with Taiwan Power expires in 1999, and the Company expects that it will not be renewed or extended due to the high transportation cost to Taiwan from the Gulf of Mexico, as compared with other sources. The Company's long-term sales contract with Dayton Power & Light accounted for 15%, 15%, 23%, 21% and 24% of the Company's coal sales revenues from 1993 through 1997, respectively. The Company's long-term sales contract with American Electric Power-Mountaineer accounted for 8%, 9%, 15%, 18% and 17% of the Company's coal sales revenues from 1993 through 1997. No other contract accounted for more than 10% of 1997 coal sales revenues. The Company continually bids on new contracts to replace existing contracts in order to align supply requirements with its anticipated production levels. There can be no assurance, however, that the Company will be able to secure additional contracts to replace any expiring contract or to replace such contract on terms favorable to the Company. As a result, the loss of these or other of its sales contracts could have a material adverse effect on the Company's financial condition and results of operations.

     The following table sets forth information regarding the remaining contract tonnage, the contract expiration date, the estimated future average base price per ton and the estimated future revenue of the Company's existing sales contracts:

                                           CONTRACT                          TOTAL REMAINING       ESTIMATED FUTURE
                                        EXPIRATION DATE                    CONTRACT TONNAGE(1)   AVERAGE BASE PRICE(2)
                                      -------------------                  -------------------   ---------------------
                          YEARS OF                                         MINIMUM    MAXIMUM
                         CONTINUOUS   WITHOUT      WITH                      WITH       WITH      WITHOUT      WITH
      CUSTOMER(3)         SERVICE     OPTIONS    OPTIONS    1997 TONNAGE   OPTIONS    OPTIONS     OPTIONS     OPTIONS
      -----------         -------     -------    -------    ------------   -------    -------     -------     -------
                                                                      (IN THOUSANDS)             ($ PER TON FOB BARGE)
AEP-Mountaineer........       9       12/31/00   12/31/03        854         5,112      6,840      $33.00      $30.00
AEP-Tanners Creek(4)...       2       12/31/02   12/31/07         --         4,500      7,440       28.85       28.66
EFC-Florida Power......       8       07/31/01   07/31/04        431         2,336      2,894       29.00       29.00
East Kentucky Power....       9       12/31/98   12/31/02        127         1,500      2,100       28.50       28.50
Dayton Power & Light...       7       06/30/00   06/30/10      1,502        16,975     20,625       25.91       27.00
Taiwan Power Company...      18       12/31/99   12/31/99      1,144         2,183      2,668       25.50       25.50
Vanderbilt
  University...........       8       06/30/99   06/30/99         70            55         80       34.00       34.00

---------------
(1) Remaining contract tonnage amounts have been calculated assuming exercise by customers of all possible options to extend the applicable contracts to their maximum possible terms. "Minimum" and "Maximum" refer to tonnages that could be shipped pursuant to such fully-extended contracts.

(2) Estimated future average base price is the average of the base price of the contract over its remaining life with options, assuming that coal will be delivered in accordance with the contract terms and utilizing assumed market prices for option periods. Base price is the stated contract price for the quality of coal specified in the contract after adjustments, if any, for fixed and determinable contract price increases. The majority of the Company's contracts provide for limited adjustments based on unforeseen changes of law, including tax and environmental and safety legislation. The actual price received for coal shipped will vary from the estimated future average base price due to variances in these other adjustments and adjustments to the base price for the quality of coal actually shipped. Assumptions as to future market prices, while presented with numerical specificity and considered reasonable by the Company as of the date hereof, are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, many of which are beyond the control of the Company. See "Risk Factors--Reliance on Long-Term Sales Contracts."

(3) A contract with Kentucky Utilities expired on March 31, 1998. The Company submitted a bid in May 1998 for a new contract with Kentucky Utilities. In 1997 the Company shipped 289,000 tons of coal under that contract. At time of the expiration of the contract, the Company had a continuous supply relationship with Kentucky Utilities of approximately 8 years.

(4) Shipment of coal to this customer under a sales contract commenced in January 1998. Prior to shipment under this contract, the Company had continually served this customer for two years, with spot shipments.

BENEFITS OF SALES CONTRACTS TO CUSTOMERS

     The Company's long-term coal sales contracts specify Btu, sulfur, ash, moisture, volatility and other qualities. The Company believes that customers generally enter into long-term sales contracts to assure themselves of a supply of coal at a predetermined price, thereby obtaining some protection from market price fluctuation and establishing a dependable supply source. Typical contracts between the Company and its customers contain provisions that (i) give the customer various options to increase or decrease quantities of coal to be delivered under the contract, within stated limitations, (ii) advance or delay the delivery schedules to a specified extent, (iii) modify or terminate contracts under certain circumstances, and (iv) call for adjustments in the purchase price of coal based, in most cases, upon industry-wide or macro-economic factors (although changes in these may not reflect actual changes in the Company's costs), and in some cases, as to certain cost components, upon specific costs incurred by the Company.

     The contracts also provide that the customers have a right to terminate their purchase obligations if applicable environmental standards would prohibit the burning of the coal to be purchased. In addition, the contracts provide for suspension of deliveries upon the occurrence of certain force majeure events (i.e., events outside the control of the parties) as defined in the contracts. Moreover, certain of the contracts require that the coal to be delivered be mined and shipped only from approved sites or specific seams, which approval has been secured with respect to areas mined to date. If the coal supplied is not timely delivered or fails to meet the contract's specifications, the contract may allow the customer to suspend its acceptance of deliveries until the Company furnishes reasonable assurances that the deficiency will be corrected. If corrections are not made within a specified period, the customer may terminate its contract. The Company has been able to meet its contractual obligations under its coal sales contracts in all material respects. The discussion of the coal sales contracts is qualified in its entirety by reference to the actual coal sales contracts.

     The terms of long-term sales contracts result from applicable bidding procedures and extensive negotiations with customers. Consequently, the terms of such contracts typically vary significantly in many respects, including price adjustment features, price reopener terms, coal quality requirements, quantity parameters, flexibility and adjustment mechanics, permitted sources of supply, treatment of environmental constraints, options to extend, and force majeure, termination and assignment provisions. Management believes electric utilities in general are shifting their contracts towards shorter term periods, generally three to five years, to avoid price inflation indexes and more closely align supply with market prices, and are increasing their spot market purchases to meet variable electricity generation as they prepare for greater competition in a deregulated environment.

     Virtually all of the Company's sales contracts are subject to price adjustment provisions which permit an increase or decrease at specified times in the contract price to reflect changes in certain price indices or other economic indices, taxes and other governmental charges. Currently, only the Taiwan Power sales contract contains an annual price reopener provision which provides for the contract price to be adjusted upward or downward on the basis of certain market factors. Contract prices are generally higher than the price at which a customer could acquire and take delivery of coal of similar quality in the spot market.

     The Company has not had any material contract disputes with its long-term sales contract customers in the last five years. The Company may in the future be involved in contract disputes relating to, among other things, coal quality, pricing and quantity. While material customer disputes, if unresolved, could result in the termination or cancellation of the applicable contract, the Company believes that curative and/or dispute resolution measures decrease the likelihood of termination or cancellation. In addition, the Company's development of long-term business relationships with many of its customers has generally permitted it to resolve business disputes in a mutually acceptable manner. Nevertheless, the Company may, from time to time, be involved in arbitration or other legal proceedings regarding its sales contracts, and there can be no assurance that any such future disputes will be resolved in a mutually satisfactory manner.

     Operating profit margins realized by the Company under its sales contracts vary from contract to contract and depend upon a variety of factors, including, without limitation, price adjustment provisions and the Company's production and transportation costs. Termination or suspension of deliveries under a high-priced contract could have a material adverse effect on earnings and operating cash flow disproportionate to the percentage of production represented by the tonnage delivered under contract.

OTHER

     International Marine Terminals. The Company has a one-third partnership interest in International Marine Terminals ("IMT"). IMT owns and operates an ocean marine loading facility located in Louisiana south of New Orleans along the Mississippi River. IMT (i) transloads coal from river barges into gulf barges or ocean going vessels to Gulf Coast coal customers and international markets; (ii) transloads pet coke for domestic producers (or their sales brokers); and (iii) provides transloading services for the U.S. steel industry with imported iron ore and other ferro alloys. The Company believes that IMT handles approximately 40% to 50% of the export coal trade through the port of New Orleans, or 4,000,000 to 5,000,000 tons per year.

     IMT is dependent on U.S. coal producers' ability to compete in the world coal market and the strength of the U.S. steel industry. The freight rates of the carriers who serve IMT (barge and ocean), along with the railroad rates to the east coast and Gulf Coast ports, are completely independent of IMT; the relative level of these different freight rates can have a substantial impact on IMT's annual volume.

     Due to the excess coal transfer capacity in the Gulf of Mexico region, prices over the last five years have been competitive. IMT currently receives approximately $2.10 per ton for ground storage coal. IMT averages approximately $1.85 per ton of coal moved, both directly to the vessel from a barge and out of ground storage. IMT receipts averaged approximately $1.30 per ton for iron ore and other bulk commodity transfers. During the period from 1993 through 1997, the Company's share of net income (loss) earned from IMT was ($272,000), ($201,000), $150,000, ($111,000) and ($167,000), respectively, and the Company's share of cash distributions received from IMT was $1,500,000, $1,200,000, $600,000, $200,000 and $300,000, respectively.

     Long-term investments on the Company's balance sheet at December 31, 1997 include zero coupon U.S. Treasury bonds with a book value totaling $13.3 million held in escrow in connection with the Company's purchase of its interest in IMT. Such bonds will accrete to satisfy the Company's portion of IMT's debt (approximately $7.7 million) due 2000 and bonds (approximately $13.3 million) due 2006. The Company also has agreed to fund its portion of IMT's expenses.

     Cotton. The Company has one cotton ginning and warehousing business in South Carolina which accounted for approximately 6% of the Company's 1997 revenues. In 1996, the Company sold Pen Cotton Tennessee, its Tennessee cotton operations, and closed Pen Cotton Company of Alabama, Inc., its Alabama cotton merchandising activity. Approximately 23,000 bales of cotton were ginned in 1997, compared with approximately 30,000 bales in 1996. The Company receives fees for its services for ginning and warehousing. In 1997, revenues from this operation were $10.3 million. The South Carolina cotton operation revenues as a percentage of total revenues and EBITDA as a percentage of total EBITDA as reflected in the Supplemental Historical Unaudited and Pro Forma Adjusted Financial Data for the period from 1993 through 1997 were 1.4%, 4.7%, 7.8%, 8.3% and 5.7%, respectively and (0.4%), 1.0%, 0.7%, 3.0% and 1.7%, respectively. The Company also typically purchases cottonseed from the farmer at the time of ginning. The seed is then sold to a local oil mill who produces cottonseed oil or, more commonly, is sold into the dairy cattle market where the seed is used as a feed. Consistent with the Company's strategy to focus on its core business, the Company, may, given the right market conditions, choose to sell its remaining cotton operations.

ADMINISTRATIVE OFFICES AND EQUIPMENT

     The Company maintains administrative offices in Brentwood (located near Nashville), Tennessee, Kenova Dunlow, and Alum, West Virginia and Prestonsburg, Kentucky. In addition, the Company currently leases some of the equipment used in its mining operations, such as bulldozers, graders, rock trucks, loaders, continuous miners, and shuttle cars. In the Company's opinion, its offices and equipment are adequate and suitable for its current operations.

LEGAL PROCEEDINGS

     IRS Proceedings. In 1995, following years of discussions and proceedings with the Internal Revenue Service ("IRS"), the Company received deficiency notices from the IRS seeking additional taxes of approximately $30 million (exclusive of interest) and penalties of approximately $6 million for the years 1982 through 1989. In 1995, the Company filed petitions in the U.S. Tax Court (the "Tax Court") challenging the IRS deficiency notices in litigation, which is ongoing. After pretrial discussions between the Company's counsel and the IRS trial attorney, the Company and the IRS have resolved most of the issues. As a result, the Company paid additional tax of approximately $140,000 (exclusive of interest), and the IRS conceded tax of approximately $14,860,000 and penalties of approximately $4,000,000. Accordingly, the remaining asserted tax deficiency is approximately $15 million and the remaining asserted penalties are approximately $2 million. The primary remaining issue in dispute is the deductibility of an aggregate of approximately $36 million in payments made by the Company as commissions in connection with certain expired coal contracts with Taiwan Power Company. The IRS has advanced three theories for disallowing the deductions for these payments: (i) the payments were not ordinary and necessary business expenses and the amount of the payments was unreasonable;
(ii) some or all of the payments were foreign lobbying expenses; and (iii) some or all of the payments were illegal payments to foreign officials. The IRS recently conceded that the payments were not unreasonable in amount and also informed the Company that the IRS would not pursue its claim that the payments were illegal payments to foreign officials. Management believes that all of these payments were properly deducted in the years in question. Accordingly, the Company intends to defend vigorously its position including, if necessary, continuing to litigate the issue. The Company's counsel and the IRS counsel continue to discuss the commissions issue. However, in the event that the Company and the IRS fail to reach a pretrial resolution of the commissions issue, the Tax Court trial would occur, at the earliest, in late 1999, and management believes that the Tax Court would likely not render a decision before 2000. While it is impossible to predict the final disposition of the Tax Court litigation, management believes that the Company should prevail. However, there can be no assurance that the Company will prevail in the Tax Court litigation.

     The IRS also is currently examining the Company's federal tax returns for the years 1990 through 1993. The Company has received various preliminary notices of proposed adjustments from the IRS proposing substantial adjustments to taxable income reported on the Company's income tax returns for these years. These preliminary notices have not been finalized, and management believes it is likely that certain of these proposed adjustments will be eliminated or substantially reduced prior to the completion of the examination and the issuance of the revenue agent's examination report. The IRS has raised a variety of issues including the deductibility in these years of the commissions relating to the coal contracts referenced above, the Company's substantiation for certain deductions taken during this period, and unrecognized income and gain from certain transactions during this period. The Company is continuing to meet with the IRS to discuss these issues in an attempt to resolve them. Given the early stage of this examination, and the number and complexity of the administrative and judicial proceedings involved in reaching a resolution, management believes it is unlikely that the ultimate outcome will be determined for several years. Additionally, since the IRS has not yet issued its examination report, management does not know what issues the IRS will pursue and is unable to estimate the likely outcome for these years.

     Management believes that the Company has provided sufficient reserves with respect to the amounts at issue. In addition, the terms of the Convertible Preferred Stock provide that the amount of liquidation preference and any accumulated but unpaid dividends shall be reduced by any tax deficiencies or settlements (including penalties and interest) paid or payable for all periods beginning prior to December 29, 1995. Accordingly, management believes that the likely outcome of these matters should not have a material adverse effect on the Company's financial condition or results of operations. However, there can be no assurance that the Company will prevail in these matters. If the Company were required to pay a significant portion of the deficiencies determined for 1982 through 1989 with related interest and penalties and any amounts that may be assessed for 1990 through 1993, any such payment could have a material adverse effect on the Company's financial condition.

     Cheyenne Litigation. On July 31, 1997, Cheyenne Resources Inc. and its wholly owned subsidiary, PC&H Construction, Inc., (collectively, "Cheyenne") brought suit against Elk Horn Coal in Circuit Court for Floyd County Kentucky (the "Floyd Circuit Court"). Cheyenne's complaint alleged breach of contract and fraud relating to a coal lease originally entered into in 1990, prior to the Company's purchase of Elk Horn Coal (the "Cheyenne Lease").

     On September 22, 1998, a Floyd Circuit Court jury found in favor of Cheyenne on the breach of contract and fraud in the inducement claims. Elk Horn has already appealed the verdict on liability. On September 24, 1998, Cheyenne first elected its remedies and specified that as relief it sought over $18 million in compensatory damages and punitive damages. On October 1, 1998, the jury awarded damages in favor of Cheyenne of $4.5 million attributable to the fraud claim and $5.0 million attributable to the breach of contract claim. No punitive damages were awarded.

     A judgment has been entered that is final and appealable and Elk Horn Coal is required to post a supersedeas bond in order to pursue its appeal. Elk Horn Coal's litigation counsel and management believe that there are numerous meritorious grounds for reversal and/or modification of these verdicts on appeal on the issue of liability as well as the issue of damages.

     Reliance Surety Company has agreed to issue the supersedeas bond for Elk Horn Coal in the amount of $12,000,000. In order for Reliance to issue the supersedeas bond, Elk Horn Coal was required to provide a $4,000,000 stand-by letter of credit as collateral.

     The Company cannot determine at this time whether the resolution of this matter will have a material adverse impact on the Company's financial position or its results of operations.

     Other. Additionally, in the ordinary course of its business, the Company is also involved in certain other pending or threatened legal proceedings. The Company believes that none of such proceedings of which it currently is aware will have a material adverse effect on the financial position or results of operations of the Company.

GOVERNMENT REGULATION

     The Company is subject to regulation pursuant to a variety of environmental, health and safety laws, including SMCRA, the Federal Coal Mine Health and Safety Act, the Black Lung Benefits Revenue Act, the Coal Industry Retiree Health Benefit Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Air Act Amendments and the Federal Water Pollution Control Act which govern, among other things, air emissions, discharges to surface and ground water, waste storage, treatment and disposal, and remediation of releases of hazardous materials. These laws require governmental approval of many aspects of coal mining operations, including reclamation of mined areas. The Company believes that it has all material permits required to conduct its present mining operations and that it is in material compliance with them as well as other applicable environmental, health and safety requirements.

     As of December 31, 1997, the Company had accrued approximately $3.28 million for estimated reclamation liabilities. Except for the reclamation costs, amounts spent by the Company in 1997 for environmental matters were not material and are not expected to be material in 1998 or 1999. However, there can be no assurance that new information, new laws and regulations or increased enforcement of existing requirements will not require significant additional expenditures, or that compliance with any such laws and regulations will not have a material adverse effect on the Company's financial condition and or operations.

     The remainder of the "Government Regulation" Section provides a brief description of the material terms of several of the laws discussed above. These descriptions do not address every material aspect or possible impact of the applicable law or regulation.

     Federal Coal Mine Safety and Health Act. The federal Coal Mine Health and Safety Act was adopted in 1969. The federal Safety and Health Act of 1977 brought significant expansion to the enforcement of health and safety standards. The federal Mine Safety and Health Administration monitors compliance with the law's comprehensive regulation of mining operations, including training of mine personnel, mining procedures, blasting and mining equipment, as well as other matters. The states in which the Company operates have programs for mine safety and health regulation and enforcement. Together with the federal requirements, these programs provide extensive and comprehensive requirements for the protection of employee safety and health.

     The Black Lung Benefits Revenue Act of 1977 The Black Lung Benefits Revenue Act of 1977 requires each coal mine operator to secure payment of federal and state black lung benefits to its employees through insurance, bonds, qualified self-insurance or contributions to a state-controlled fund. This Act also establishes a trust fund for the payment of benefits and medical expenses to employees who cannot receive these benefits from their employer. The trust fund is financed by a tax on coal sales. The Company utilizes insurance to underwrite the risks associated with any potential liability from the Black Lung Benefits Revenue Act of 1977.

     Coal Industry Retiree Health Benefits Act of 1992. The Coal Industry Retiree Health Benefits Act of 1992 ("CIRHBA") requires companies currently operating in the coal mining industry to subsidize the healthcare premiums of retired coal miners and their beneficiaries. The Social Security Administration assigns miners and their beneficiaries to the coal companies with which they were formerly employed or related. Until recently, the Company believed that it fell within the scope of CIRHBA. Therefore, the Company had established a reserve to satisfy the healthcare premiums of those miners and their beneficiaries which have been assigned to the Company. However, on June 25, 1998, the U.S. Supreme Court held in Eastern Enterprises v. APFEL, Commissioner of Social Security et al., that the assignment of miners under CIRHBA to certain coal companies violated certain provisions of the U.S. Constitution. The Company believes that it is in the class of coal companies to which the Constitutional prohibitions to CIRHBA apply. Therefore, the Company is no longer making contributions into its CIRHBA reserves. At the time of the Eastern Enterprises decision, the Company believed that the reserves it had established were sufficient to satisfy its obligations to the miners then assigned to it and those which are reasonably foreseeable to be assigned to it in the future. Because the Eastern Enterprises decision is very recent, the Company is continuing to review its CIRHBA policies.

     Resource Conservation Recovery Act. The federal Resource Conservation and Recovery Act ("RCRA"), and corresponding state statutes, affects coal mining operations by imposing requirements for the treatment, storage and disposal of hazardous mining wastes. Although many mining wastes (e.g., overburden and other large-volume, low hazardous wastes) are excluded from the regulatory definition of hazardous waste, and coal mining operations covered by SMCRA permits are exempted from regulation under RCRA by statute, the EPA is studying the possibility of expanding regulation of mining wastes under RCRA.

     Federal Water Pollution Control Act. The Federal Water Pollution Control Act ("Clean Water Act") (i) sets standards for water quality and (ii) requires mining operators to obtain permits for the discharge of regulated wastes. The Clean Water Act requires mine operators to comply with federal, and in some cases state standards, for obtaining permits for discharging substances controlled by these regulations. The Company undertakes as part of its regular permitting process an analysis of issues raised by the Clean Water Act, as well as the measures required to comply with the Clean Water Act's standards.

EMPLOYEES

     At June 30, 1997, the Company employed 320 people. None of the Company's employees are represented by a labor union, and management believes that its relations with its employees are good. The Company maintains an open communications management style along with a strong commitment to the safety and welfare of its employees. The one previous effort to unionize the Company's employees in 1988 was unsuccessful. The Company cannot predict whether there will be any unionization activities in the future.

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     The following information is furnished with respect to the directors and executive officers of the Company.

                   NAME                     AGE                POSITION WITH THE COMPANY
                   ----                     ---                -------------------------
William E. Beckner........................  46    Chairman of the Board of Directors, President and
                                                  Chief Executive Officer
Stephen G. Capelli........................  47    Senior Vice President of Operations; Director
Joseph A. Davis, Jr.......................  51    Senior Vice President of Sales and Marketing;
                                                  Director
Mark A. Oldham............................  41    Senior Vice President, Secretary and Treasurer/
                                                  Chief Financial Officer

     William E. Beckner has been the President and Chief Executive Officer of the Company since 1993, and Chairman of the Board of Directors since 1996. Mr. Beckner also served as Executive Vice President and Chief Operating Officer of Pen Holdings from 1986 to 1993 and as Vice President of Finance from 1982 to 1986. Mr. Beckner, who has 18 years of experience in the coal industry and has been with the Company for 15 years, holds a controlling interest in Pen Holdings. Mr. Beckner received an M.B.A. degree from the University of Tennessee (Nashville) in 1979 and received a B.S. degree in Business from the University of Evansville in 1973.

     Stephen G. Capelli has been the Senior Vice President of the Company's coal operations and a director of Pen Holdings since 1996, having previously served as Vice President of Operations since 1994. Mr. Capelli has 26 years of experience in the coal industry. Prior to joining the Company, Mr. Capelli was Vice President of Mining and Development of Amvest Minerals, Inc., a coal company, from 1991 to 1994. Mr. Capelli serves on the Board of Directors of the West Virginia Mining and Reclamation Association. Mr. Capelli received a B.S. degree in Mining Engineering from Virginia Tech University in 1973.

     Joseph A. Davis, Jr., has been Senior Vice President of Sales & Marketing of the Company's coal operations and a director of Pen Holdings since 1996. Prior to that time, Mr. Davis was Vice President of Sales and Marketing from 1987. Mr. Davis has 22 years of experience in the coal industry. Before joining the Company, he was Vice President of Sales for Benford-Nightengale Coal Company from 1977 to 1984, and was Sales Manager of Kentucky Pioneer Coal Company from 1975 to 1977. Mr. Davis received a B.A. degree from Western Kentucky University in 1976.

     Mark A. Oldham has been Senior Vice President, Secretary and Treasurer/Chief Financial Officer of the Company since 1996. Prior to that time, Mr. Oldham served as Vice President from 1993 to 1996 and Controller from 1985 to 1993. Mr. Oldham has 14 years experience in the coal industry. Mr. Oldham is a Certified Public Accountant (CPA) and has been a member of the American Institute of Certified Public Accountants and the Tennessee Society of CPA's since 1982. From 1979 to 1984, Mr. Oldham was employed in public accounting. Mr. Oldham received a B.S. degree in Business Administration from Tennessee Technological University in 1979.

BOARD COMPENSATION

     All current directors are employees of the Company. No additional remuneration beyond their compensation as employees is currently given to directors for their services.

EXECUTIVE COMPENSATION

     The following table presents certain summary information concerning compensation paid or accrued by the Company for services rendered in all capacities for the year ended December 31, 1997, for (i) the chief executive officer of the Company, and (ii) each of the three other most highly compensated executive officers of the Company who received in excess of $100,000, determined as of December 31, 1997 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                            ANNUAL COMPENSATION
                                        ------------------------------------------------------------
                                                                      OTHER ANNUAL      ALL OTHER
     NAME AND PRINCIPAL POSITION        YEAR    SALARY      BONUS     COMPENSATION   COMPENSATION(1)
     ---------------------------        ----    ------      -----     ------------   ---------------
William E. Beckner....................  1997   $383,575   $ 360,000          --          $4,800
  President and Chief Executive
     Officer
Stephen G. Capelli....................  1997    148,000      66,000     $75,045(2)        4,800
  Senior Vice President of Operations
Joseph A. Davis, Jr...................  1997    141,000      52,875      75,045(2)        4,800
  Senior Vice President of
     Sales/Marketing
Mark A. Oldham........................  1997    125,000      37,500      75,045(2)        4,285
  Senior Vice President, Secretary,
  Treasurer/Chief Financial Officer

---------------
(1) Represents annual contribution made by the Company under its 401(k) plan.

(2) Represents incremental increase in the value of the officer's account under the Pen Holdings, Inc. Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan provides generally that stock issued to the officer will be repurchased by the Company upon the termination of the officer's employment with the Company. The repurchase price for this stock is equal to $0.01 plus the aggregate net income per common share, determined over the period beginning with the close of the 1995 fiscal year and ending with the close of the Company's last fiscal year ending prior to the officer's date of termination. The amount included does not include amounts credited to the account of the officer prior to 1997.

                       CERTAIN RELATED PARTY TRANSACTIONS

LOANS AND GUARANTEES

     The Company owns a one-third interest in the general partnership IMT, an ocean marine loading facility located in Louisiana. The Company is a guarantor of $7,667,000 of IMT debt. The Company intends to make a capital infusion to IMT to repay one-third of the partnership's debt ($21,000,000, which includes the $7,667,000 described above) at its scheduled maturity. The Company has escrowed U.S. government obligations that will accrete to an amount sufficient to fund this infusion.

     The Company is also a guarantor of a bank loan in the amount of $186,000 to Forests, Inc., the Company's partner in Camden Hardwood Company, for the partner's capital contribution.

     The Company extended a loan to the previous Chairman of the Board of Directors in the amount of $500,000 in 1994. Repayment was made in installments of $2,083 plus interest through December 1997, with a balloon payment of $425,000 due in December 1997. The loan was paid in full in July 1997.

ARRANGEMENTS INVOLVING AFFILIATES

     The Company uses the IMT facility to load coal for export. Fees paid to IMT for coal loading in 1997, 1996 and 1995 were approximately $1,988,000, $1,864,000 and $2,115,000, respectively. These fees are comparable to the fees paid by third parties resulting from arms length transactions.

RECAPITALIZATION

     The Company completed the Recapitalization in December 1995 whereby 4,250,000 shares of the Company's outstanding common stock held by the former majority shareholder were converted into 4,250,000 shares of Class I Common Stock (as defined in "Description of Capital Stock") and 10,000 shares of Convertible Preferred Stock with a redemption value of $13.65 million. The Company then reacquired 4.0 million shares of Class I Common Stock in exchange for cash of $12.50 million, 100% of the Company's investment in the common stock of Pen Development of California, Inc., which had a book value of approximately $3.34 million, and Company assets with a book value of $63,000.

     Concurrent with the Recapitalization, 4.04 million shares of Class I Common Stock were issued to the Company's current Chief Executive Officer for $0.01 per share.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Tennessee law and to the provisions of the Company's Restated Charter, as amended.

     The authorized capital stock of the Company consists of (i) 10,000 shares of Convertible Preferred Stock, without par value (the "Convertible Preferred Stock"), (ii) 7,800,000 shares of Class I common stock, par value $0.001 per share (the "Class I Common Stock") and (iii) 200,000 shares of Class II common stock, par value $0.001 per share (the "Class II Common Stock" and collectively with the Class I Common Stock, the "Common Stock"). As of December 31, 1997, (i) 10,000 of the authorized shares of Convertible Preferred Stock, (ii) 4,290,000 of the authorized shares of Class I Common Stock and (iii) 177,550 of the authorized shares of Class II Common Stock were issued and outstanding.

COMMON STOCK

     Class I Common Stock and Class II Common Stock vote together as a single class on matters coming before the Company's shareholders.

     Class II Common Stock may only be issued to those officers designated eligible under the Pen Holdings, Inc. Stock Purchase Plan. The Stock Purchase Plan provides that the Class II Common Stock is to be repurchased by Pen Holdings upon the officer's termination of employment with Pen Holdings.

     The declaration and payment of dividends are restricted by certain covenants in the Indenture and in the New Credit Facility. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Class I and Class II Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company (including the Notes) and payments to the holders of Convertible Preferred Stock. There is no established public trading market for the Common Stock.

     The Company has reserved 560,000 shares of Class I Common Stock for issuance pursuant to options, warrants or other rights granted or which may be granted to financial institutions with which the Company has a borrowing relationship. As of December 31, 1997, no Class I Common Stock had been issued with regard to these options, warrants or rights; however, warrants to purchase 326,772 shares of Class I Common Stock were outstanding. The warrants are exercisable beginning January 2001 at $.01 per share and may be put to the Company at the fair value of the Class I Common Stock at that time, subject to a minimum value of $3.0 million. Such warrants will be redeemed using a portion of the net proceeds of the Offering. See "Use of Proceeds." No other Class I Common Stock may be issued until the Convertible Preferred Stock is redeemed in full.

     Each holder of Class I Common Stock has the option to sell to the Company 100% of the stock held at a price of $.01 per share. This option is exercisable beginning January 2005 and lapses upon conversion of the Convertible Preferred Stock to Class I Common Stock.

CONVERTIBLE PREFERRED STOCK

     All, but not less than all, of the Convertible Preferred Stock is convertible at the option of the holder into an aggregate of 2,950,000 shares of Class I Common Stock. The conversion feature is exercisable at the earlier of
(i) the period beginning January 2001 and ending January 2002 or (ii) immediately prior to a merger, consolidation or share exchange involving the Company or a sale of all or substantially all of the assets of the Company. No dividends accrue on the Convertible Preferred Stock until January 2001. Beginning on January 3, 2001 dividends on the Convertible Preferred Stock accrue at an annual rate of 25.25% of the then liquidation preference. Dividends not paid will accumulate without interest until the Convertible Preferred Stock becomes mandatorily redeemable. The Convertible Preferred Stock is mandatorily redeemable in 2006. The Indenture will not prohibit such mandatory redemption in 2006. See "Description of Notes--Certain Covenants--Limitations on Restricted Payments." The Convertible Preferred Stock will be redeemed at that time by issuance of one or more promissory note(s) from the Company equal to the liquidation preference of the Convertible Preferred Stock payable in 40 quarterly installments at an interest rate of 2.25% above the rate payable on five-year U.S. Treasury obligations on the date of redemption (the "Redemption Interest Rate"). The liquidation preference of the Convertible Preferred Stock was $13,650,000 at June 30, 1998 and is subject to reduction to the extent of any tax deficiencies or settlements (including interest and penalties paid or payable for all periods beginning prior to December 29, 1995. See "Business--Legal Proceedings--IRS Proceedings." At redemption, accrued but unpaid dividends bear interest at the Redemption Interest Rate and are payable on the same terms as the liquidation preference. No dividends may be paid on the Common Stock prior to the full redemption of the Convertible Preferred Stock. Except as provided in the Company's charter or as otherwise required by law, the Convertible Preferred Stock does not have any voting rights.

     The liquidation preference of the Convertible Preferred Stock, as well as the amounts owed upon redemption of the Convertible Preferred Stock, are to be reduced by all amounts owed by the Company with respect to tax periods beginning prior to December 29, 1995. See "Business--Legal Proceedings--IRS Proceedings."

                               SECURITY OWNERSHIP
                    OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table sets forth certain information concerning ownership of the Class I and Class II Common Stock of the Company by each director, each person who is known to the Company to be the beneficial owner of more than 5% of the Class I and Class II Common Stock and all directors and officers of the Company as a group. Each stockholder listed below has sole voting and dispositive power with respect to the shares listed next to such stockholder's name except as noted below. Except as noted, the address of each stockholder listed below is: c/o Pen Holdings, Inc., Center Court Building, 3rd Floor, 5100 Maryland Way, Brentwood, Tennessee 37027.

                                          CLASS I COMMON STOCK(1)      CLASS II COMMON STOCK(1)
                                        ---------------------------   ---------------------------   PERCENTAGE OF
                                         NUMBER OF      PERCENTAGE     NUMBER OF      PERCENTAGE     CLASS I AND
                                           SHARES        OF CLASS        SHARES        OF CLASS       CLASS II
           NAME AND ADDRESS             BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY
         OF BENEFICIAL OWNER               OWNED          OWNED         OWNED(2)        OWNED           OWNED
         -------------------               -----          -----         --------        -----           -----
William E. Beckner....................   4,040,000         94.2%                                        90.4%
Stephen G. Capelli....................                                   44,900          25.3%           1.0
Joseph A. Davis, Jr...................                                   44,900          25.3%           1.0
Mark A. Oldham........................                                   44,900          25.3%           1.0
Grace Pen.............................   250,000(3)         5.8%                                         5.6%
  c/o Bass, Berry & Simms
  2700 First American Center
  Nashville, Tennessee 37238
Directors and Executive Officers as a
  group (4 persons)...................   4,040,000         94.2%        134,700          75.9%          93.4%

---------------
(1) The Company's Class I and Class II Common Stock currently have the same rights. Prior to the Recapitalization the classes of stock had different rights, however, the difference in rights no longer exists.

(2) Includes shares subject to repurchase upon termination of employment with the Company under the Stock Purchase Plan.

(3) Includes 187,500 shares held by a trust of which Ms. Pen is one of the trustees.

REPORTS TO NOTEHOLDERS

     The Company intends to furnish the holders of the Notes with annual reports containing audited financial statements after the end of each calendar year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                       DESCRIPTION OF NEW CREDIT FACILITY
GENERAL

     Upon the consummation of the Offering on June 8, 1998 (the "Closing Date"), the Company amended and restated its then existing credit facility (the "Original Credit Facility") with an Amended and Restated Credit Facility (the "New Credit Facility"). Mellon Bank, N.A. is the Administrative and Collateral Agent and Canadian Imperial Bank of Commerce is the Syndication Agent under the New Credit Facility. The New Credit Facility provides the Company with a $40.0 million committed revolving credit facility guaranteed by certain of the Company's subsidiaries (the "Bank Guarantors"). The New Credit Facility includes a $5.0 million sub-limit for the issuance of letters of credit. This information relating to the New Credit Facility is qualified in its entirety by reference to the complete text of the documents entered into in connection therewith (the New Credit Facility has been filed as an exhibit to the registration statement of which this Prospectus is forms a part). The following is a description of the general terms of the New Credit Facility.

SECURITY

     Indebtedness of the Company under the New Credit Facility is secured by a first priority perfected security interest in all of the capital stock of each of the active subsidiaries (direct or indirect) of the Company. The Collateral Agent (on behalf of the lenders) has or will receive a first priority perfected security interest in substantially all other present and future assets and properties of the Company and certain of its subsidiaries (including, without limitation, accounts receivable, inventory, real property, leasehold interests, machinery, equipment, contracts, trademarks, copyrights, patents, license agreements and general intangibles, but excluding rolling stock (mobile mining equipment)).

INTEREST RATE AND COMMITMENT FEE

     Indebtedness under the New Credit Facility bears interest at a rate, for the period from the June 8, 1998, through November 1, 1998, at LIBOR plus 1.75% or Prime plus 0.75%, at the option of the Company. Thereafter, the interest rate will be subject to change based on the ratio of (i) total indebtedness minus the amount of cash and permitted investments of the Company and the Restricted Subsidiaries to (ii) EBITDA (the "net leverage ratio") of the Company, in a range of LIBOR plus 1.00% to 2.50% or Prime to Prime plus 1.50%, the type of borrowing to be determined at the option of the Company.

     For the period from the June 8, 1998 through November 1, 1998, the Company will pay a commitment fee at a rate equal to 0.375% per annum on the undrawn portion of the commitments in respect of the New Credit Facility, which began to accrue on the June 8, 1998, payable quarterly in arrears. Thereafter, the Company will pay a commitment fee based on the net leverage ratio of the Company in a range equal to 0.25% to 0.50% per annum on the undrawn portion of the commitments in respect of the New Credit Facility, payable quarterly in arrears.

MATURITY

     The New Credit Facility terminates and all amounts outstanding thereunder will be due and payable on May 31, 2003, subject to one year extensions upon the request of the Company subject to approval of the lenders.

GUARANTEES

     The New Credit Facility is guaranteed by the Bank Guarantors. Such guarantees are secured by a first priority perfected security interest in substantially all other present and future assets and properties of the Bank Guarantors (including, without limitation, accounts receivable, inventory, real property, leasehold interests, machinery, equipment, contracts, trademarks, copyrights, patents, license agreements and general intangibles, but excluding rolling stock (mobile mining equipment)).

PURPOSE

     The proceeds of the New Credit Facility may be used for working capital, including developing the Fork Creek property, and general corporate purposes including qualifying acquisitions in any one year of up to $5.0 million.

COVENANTS

     The New Credit Agreement contains customary affirmative covenants of the Company and the Guarantors, including, without limitation, (i) delivery of financial statements and other information, (ii) payment of obligations, (iii) continuation of business, (iv) maintenance of existence, (iv) compliance with laws and material contractual obligations, and (v) maintenance of property and insurance and books and records. The New Credit Agreement also contains customary negative covenants of the Company and the Guarantors, including, without limitation, restrictions on (i) indebtedness and liens, (ii) guarantee obligations, (iii) consolidations, liquidations and distributions, (iv) sales of assets, leases, (v) investments and dividends, (vi) loans and advances, and
(vii) capital expenditures. The New Credit Agreement also contains various financial covenants, including covenants requiring the maintenance of maximum net funded debt to EBITDA and fixed charge coverage ratios and minimum net worth.

EVENTS OF DEFAULT

     The New Credit Agreement contains customary events of default under the New Credit Facility, including, without limitation (i) the non-payment of principal, interest, fees or other amounts when due under the New Credit Facility or, subject to applicable grace periods in certain circumstances, upon the non-fulfillment of the covenants described above, (ii) certain changes in control of the ownership of the Company, (iii) cross-defaults to certain other indebtedness, (iv) certain events of bankruptcy and insolvency, and (v) certain judgment defaults.

INDEMNIFICATION

     Under the New Credit Agreement, the Company is required to indemnify the lenders (and their respective directors, officers, employees and agents) from and against any loss, liability, claim or expense relating to the financing, the Company's use or proposed use of loan proceeds, provided that the Company will not be liable for any such loss, liability, claim or expense resulting from such indemnified party's own gross negligence or willful misconduct.

OPTIONAL AND MANDATORY PREPAYMENTS AND COMMITMENT REDUCTIONS

     The Company may prepay the New Credit Facility and reduce in whole or in part at any time without penalty, subject to reimbursement of the Lenders' breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The New Credit Facility may be reduced, at the lenders' option, by the net proceeds of certain sales of assets or securities.

                              DESCRIPTION OF NOTES

     The Senior Notes were and the Series B Senior Notes will be issued under an Indenture, dated as of June 8, 1998 (the "Indenture"), by and among the Issuer, the Guarantors and The Bank of New York, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), as in effect on the date of the Indenture. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the TIA for a statement of them. The following is a summary of the material terms and provisions of the Notes. This summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Notes and the Indenture (including the definitions contained therein). Definitions relating to certain capitalized terms are set forth under "--Certain Definitions." Capitalized terms that are used but not otherwise defined herein have the meanings ascribed to them in the Indenture and such definitions are incorporated herein by reference. For purposes of this section, references to the "Issuer" include only Pen Holdings and not its Subsidiaries.

GENERAL

     The Notes are limited in aggregate principal amount to $100,000,000. The Notes are general unsecured obligations of the Issuer, ranking pari passu (or generally the same in rank in priority of payment), in right of payment with all existing and future unsubordinated obligations of the Issuer and senior in right of payment to all existing and future subordinated obligations of the Issuer.

     The Notes are unconditionally guaranteed, on a senior unsecured basis, as to the payment of principal, premium, if any, and interest, jointly and severally, by the Guarantors (together with each other Restricted Subsidiary of the Issuer which guarantees payment of the Notes pursuant to the covenant described under "--Certain Covenants--Limitation on Creation of Subsidiaries").

MATURITY, INTEREST AND PRINCIPAL

     The Notes mature on June 15, 2008. The Notes bear interest at a rate of 9 7/8% per annum from the Issue Date until maturity. Interest is payable semi-annually in arrears on each June 15 and December 15, commencing on December 15, 1998, to holders of record of the Notes at the close of business on the immediately preceding June 1 and December 1, respectively. The interest rate on the Senior Notes is subject to increase, and such Additional Interest will be payable on the payment dates set forth above, in certain circumstances, if the Notes (or other securities substantially similar to the Senior Notes) are not registered with the Commission within the prescribed time periods. See "Registration Rights Agreement."

OPTIONAL REDEMPTION

     The Notes are redeemable at the option of the Issuer, in whole at any time or in part from time to time on or after June 15, 2003 at the following redemption prices (expressed as percentages of the principal amount thereof), together, in each case, with accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on June 15 of each year listed below:

                        YEAR                           PERCENTAGE
                        ----                           ----------
2003.................................................   104.938%
2004.................................................   103.292%
2005.................................................   101.646%
2006 and thereafter..................................   100.000%

     Notwithstanding the foregoing, the Issuer may (but shall have no obligation to) redeem in the aggregate up to 35% of the original principal amount of Notes at any time and from time to time out of the net cash proceeds of one or more Public Equity Offerings prior to June 15, 2001 at a redemption price equal to 109.875% of the aggregate principal amount so redeemed, plus accrued and unpaid interest, if any, to the redemption date; provided that at least $65.0 million of the principal amount of Notes originally issued remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 90 days following the closing of any such Public Equity Offering.

     In the event of a redemption of fewer than all of the Notes, the Trustee shall select the Notes to be redeemed in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or in such other manner as the Trustee shall deem fair and equitable. The Notes are redeemable in whole or in part upon not less than 30 nor more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Notes. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Issuer shall fail to redeem any such Note.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

  Limitation on Additional Indebtedness

     The Issuer will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, incur (as defined in "Description of Notes--Certain Definitions") any Indebtedness (including, without limitation, any Acquired Indebtedness); provided that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness, the Issuer may incur Indebtedness (including any Acquired Indebtedness) if the Issuer's Consolidated Fixed Charge Coverage Ratio is greater than 2.0 to 1.

     Notwithstanding the foregoing, the Issuer and its Restricted Subsidiaries may incur Permitted Indebtedness.

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (i) through (xii) of the definition of Permitted Indebtedness or is entitled to be incurred pursuant to the first paragraph hereof, the Issuer may, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof.

  Limitation on Restricted Payments

     The Issuer will not make, and will not cause or permit any of its Restricted Subsidiaries to make, directly or indirectly, any Restricted Payment, unless:

        (a) no default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

        (b) immediately after giving pro forma effect to such Restricted Payment, the Issuer could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the "--Limitation on Additional Indebtedness" covenant above; and

        (c) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made after the Issue Date does not exceed the greater of (i) $5 million or (ii) the sum (without duplication) of (A) 50% of the Issuer's cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) earned (or accrued, as the case may be) during the period beginning on the first day of the Issuer's fiscal quarter commencing prior to the Issue Date and ending on the last day of the fiscal quarter for which financial statements are available immediately preceding the date of such proposed Restricted Payment (treating such period as a single accounting period); (B) 100% of the aggregate net cash proceeds received by the Issuer from the issuance or sale after the Issue Date (other than to a Subsidiary) of (1) Capital Stock (other than Disqualified Capital Stock) of the Issuer or (2) any Indebtedness or other securities of the Issuer that are convertible into or exercisable or exchangea-ble for Capital Stock (other than Disqualified Capital Stock) of the Issuer, which have been so converted, exercised or exchanged, as the case may be; excluding, in the case of clause (c)(ii)(B), any net cash proceeds from a Public Equity Offering to the extent used to redeem the Notes in accordance with the second paragraph of "--Optional Redemption" above; (C) without duplication of any amounts included in clause (A) above, so long as the Designation thereof was treated as a Restricted Payment made after the Issue Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date in accordance with the definition of "Restricted Subsidiary," the Issuer's proportionate interest in an amount equal to the Fair Market Value of the Issuer's interest in such Subsidiary; provided that such amount shall not in any case exceed the Designation Amount with respect to such Restricted Subsidiary at the time of its Designation; and (D) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date, an amount equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment which was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment and net of taxes. For purposes of determining the amount expended for Restricted Payments under this clause (c), property other than cash shall be valued at its Fair Market Value.

     Provided no default or Event of Default has occurred and is continuing, the provisions of this covenant shall not prevent (i) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture, (ii) the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Issuer or Indebtedness subordinated to the Notes by conversion into, or by or in exchange for, shares of Capital Stock of the Issuer (other than Disqualified Capital Stock), or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of other shares of Capital Stock of the Issuer (other than Disqualified Capital Stock); provided that any such net cash proceeds and the value of any Capital Stock issued in exchange for such retired Capital Stock or Indebtedness are excluded from clause (c)(ii)(B) of the immediately preceding paragraph for the purposes of this calculation (and were not included therein at any time) and are not used to redeem the Notes pursuant to "--Optional Redemption" above,
(iii) the redemption, repayment or retirement of Indebtedness of the Issuer subordinated to the Notes in exchange for, by conversion into, or out of the net cash proceeds of, (x) a substantially concurrent sale or incurrence of Indebtedness of the Issuer (other than any Indebtedness owed to a Subsidiary) that is contractually subordinated in right of payment to the Notes to at least the same extent as the Indebtedness being redeemed, repaid or retired or (y) a substantially concurrent sale (other than to a Subsidiary of the Issuer) of shares of Capital Stock of the Issuer; provided that any such net cash proceeds and the fair value of any Capital Stock issued in exchange for such retired Disqualified Capital Stock are excluded from clause (c)(ii)(B) of the immediately preceding paragraph (and were not included therein at any time) and are not used to redeem the Notes pursuant to "--Optional Redemption" above, (iv) the retirement of any shares of Disqualified Capital Stock of the Issuer by conversion into, or by exchange for, shares of Capital Stock of the Issuer, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of other shares of Capital Stock of the Issuer; provided that any such net cash proceeds and the Fair Market Value of any Capital Stock issued in exchange for such retired Disqualified Capital Stock are excluded from clause (c)(ii)(B) of the immediately preceding paragraph (and were not included therein at any time) and are not used to redeem the Notes pursuant to "--Optional Redemption" above, (v) the purchase, redemption or other acquisition for value of shares of Capital Stock of the Issuer (other than Disqualified Capital Stock) or options on such shares held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) upon the death, disability, retirement or termination of employment of such current or former officers or employees pursuant to the terms of an employee benefit plan or any other agreement pursuant to which such shares of capital stock or options were issued or pursuant to a severance, buy-sell or right of first refusal agreement with such current or former officer or employee; provided that the aggregate cash consideration paid, or distributions made, pursuant to this clause (v) do not exceed $3.0 million, (vi) the making of Investments in Unrestricted Subsidiaries, joint ventures and other entities in an amount not to exceed $2.0 million in the aggregate at any one time outstanding and (vii) the redemption of the Convertible Preferred Stock in conjunction with any Tax Settlement or in conjunction with Indebtedness permitted under the Indenture (provided however, that the Issuer shall not be prevented from redeeming the Convertible Preferred Stock on or after January 3, 2006 by reason of any default or Event of Default). In calculating the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of clause (c) of the immediately preceding paragraph, amounts expended pursuant to clauses
(i), (vi) and (vii) shall be included in such calculation and (ii), (iii), (iv) and (v) shall not be included in such calculation.

     Not later than the date of making any Restricted Payment, the Issuer shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described above were computed, which calculations may be based upon the Issuer's latest available financial statements, and that no Default or Event of Default has occurred and is continuing and no Default or Event of Default will occur immediately after giving effect to any such Restricted Payments.

  Limitation on Liens

     The Issuer will not, and will not cause or permit any of its Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any property or asset of the Issuer or any of its Restricted Subsidiaries, unless (i) if such Lien secures Indebtedness which is ranked pari passu (or generally the same in rank in priority of payment), with the Notes or any Guarantee, then the Notes or such Guarantee, as the case may be, are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien or (ii) if such Lien secures Indebtedness which is subordinated to the Notes or any Guarantee, then the Notes or such Guarantee, as the case may be, are secured and the Lien securing such other Indebtedness shall be subordinated to the Lien granted to the holders of the Notes or such Guarantee, as the case may be, at least to the same extent as such Indebtedness is subordinated to the Notes or such Guarantee, as the case may be.

  Limitation on Transactions with Affiliates

     The Issuer will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (each an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (i) such Affiliate Transaction is between or among the Issuer and its Wholly-Owned Subsidiaries; or (ii) the terms of such Affiliate Transaction are fair to the Issuer or such Restricted Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by the Issuer or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. In any Affiliate Transaction (or any series of related Affiliate Transactions) involving an amount or having a Fair Market Value in excess of $3.0 million which is not permitted under clause (i) of the immediately preceding sentence, the Issuer must obtain a resolution of the Board of Directors of the Issuer certifying in good faith that it has approved such Affiliate Transaction and determined that such Affiliate Transaction complies with clause (ii) of the immediately preceding sentence. In addition, in any Affiliate Transaction (or any series of related Affiliate Transactions) involving an amount or having a Fair Market Value in excess of $10.0 million which is not permitted under clause (i) of the second preceding sentence, the Issuer must obtain a written opinion from an Independent Financial Advisor that such transaction or transactions are fair to the Issuer or such Restricted Subsidiary, as the case may be, from a financial point of view; provided that the provisions of this sentence shall not apply to
(i) the sale of inventory in the ordinary course of business or (ii) payments made to International Marine Terminals, on an arm's-length basis in the ordinary course of business, relating to the loading of coal onto ships or in accordance with the Issuer's financial obligations, if any, pursuant to the Issuer's contractual partnership obligations existing on the Issue Date with respect to International Marine Terminals.

     The foregoing provisions will not apply to (i) any Restricted Payment made in compliance with the provisions described under "--Limitation on Restricted Payments" above, (ii) reasonable fees and compensation paid to and indemnity provided on behalf of officers, directors or employees of the Issuer or any Restricted Subsidiary of the Issuer as determined in good faith by the Issuer's Board of Directors or senior management or (iii) any written agreement in existence on the Issue Date which has been disclosed in this Prospectus in respect of the Notes and any such extension, renewal or substitution that does not materially alter the financial and economic risks and obligations of the Issuer thereto from those existing on the Issue Date.

  Limitation on Creation of Subsidiaries

     The Issuer will not create or acquire, nor permit any of its Restricted Subsidiaries to create or acquire, any Subsidiary other than (i) a Restricted Subsidiary existing as of the date of the Indenture, (ii) a Restricted Subsidiary conducting a business similar or reasonably related to the coal mining and marketing businesses of the Company and its Subsidiaries on the Issue Date, or (iii) an Unrestricted Subsidiary; provided, however, that each Restricted Subsidiary acquired or created pursuant to clause (ii) shall, at the time it has either assets or shareholders' equity in excess of $25,000 have evidenced its guarantee with such documentation, satisfactory in form and substance to the Trustee relating thereto as the Trustee shall require, including, without limitation a supplement or amendment to the Indenture and opinions of counsel as to the enforceability of such guarantee, pursuant to which such Restricted Subsidiary shall become a Guarantor. See "Description of Notes--General."

  Limitation on Certain Asset Sales

     The Issuer will not, and will not cause or permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Issuer or such applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the Fair Market Value of the assets sold or otherwise disposed of; (ii) not less than 75% of the consideration received by the Issuer or such applicable Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents (provided, that the amount of any Indebtedness (other than subordinated Indebtedness) of the Issuer or any Guarantor that is actually assumed by the transferee in such Asset Sale and from which the Issuer and the Guarantors are fully and unconditionally released shall be deemed to be cash for purposes of clause (i) above; and (iii) the Asset Sale Proceeds received by the Issuer or such Restricted Subsidiary, as the case may be, are applied (or, at the Issuer's election, are deemed to have been applied to an event described under clauses (iii)(a) or (iii)(b) occurring within 45 days prior to the receipt of such Asset Sale Proceeds, provided, that the Issuer's intent to apply Asset Sale Proceeds to such an event must have been announced by letter to the Trustee prior to the occurrence of the event), at the Issuer's option, (a) to prepay, repay or purchase indebtedness under the Credit Facility or any other secured Indebtedness of the Issuer or such Restricted Subsidiary; provided that any such repayment shall result in or the Issuer shall effect a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid; or (b) to make an Investment in properties and assets that are used or useful in the business of the Issuer or its Restricted Subsidiaries or in businesses similar to or ancillary to the business of the Issuer or its Restricted Subsidiaries as conducted at the time of such Asset Sale (and, pending such use, may be used to temporarily reduce indebtedness under the Credit Facility or may invest such Asset Sale Proceeds in any manner not prohibited by the Indenture); provided that, (c) if on the 360th day following the receipt of the Asset Sale Proceeds, the Available Asset Sale Proceeds exceed $5.0 million, the Issuer shall apply an amount equal to the Available Asset Sale Proceeds to an offer to repurchase the Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date (an "Excess Proceeds Offer"). If an Excess Proceeds Offer is not fully subscribed, the Issuer may retain and use for general corporate purposes the portion (any such portion, a "Deficiency") of the Available Asset Sale Proceeds not required to repurchase Notes. Upon completion of any Excess Proceeds Offer, the amount of Available Asset Sale Proceeds shall be reset to zero.

     If the Issuer is required to make an Excess Proceeds Offer, the Issuer shall mail, within 30 days following the date specified in clause (iii)(c) above, a notice to the holders stating, among other things: (1) that such holders have the right to require the Issuer to apply the Available Asset Sale Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date; (2) the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed; (3) the instructions that each holder must follow in order to have such Notes purchased; and (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the purchase of such Notes.

     In the event of the transfer of substantially all (but not all) of the property and assets of the Issuer and its Restricted Subsidiaries as an entirety to a Person (other than a Guarantor) in a transaction permitted under "--Merger, Consolidation or Sale of Assets" below, the successor Person shall be deemed to have sold the properties and assets of the Issuer and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale.

     The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

  Limitation on Capital Stock of Restricted Subsidiaries

     The Issuer will not (i) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Restricted Subsidiary of the Issuer (other than under the Credit Facilities) or (ii) permit any of its Restricted Subsidiaries to issue any Capital Stock, other than to the Issuer or a Restricted Subsidiary of the Issuer. The foregoing restrictions shall not apply to an Asset Sale consisting of 100% of the Capital Stock of a Restricted Subsidiary owned by the Issuer made in compliance with "--Limitation on Certain Asset Sales" above.

  Limitation on Sale and Lease-Back Transactions

     The Issuer will not, and will not cause or permit any of its Restricted Subsidiaries to, enter into any Sale and Lease-Back Transaction unless (i) the consideration received in such Sale and Lease-Back Transaction is at least equal to the Fair Market Value of the property sold, as determined by a board resolution of the Issuer, and (ii) immediately prior to and after giving effect to the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction, the Company could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "Limitation on Additional Indebtedness."

  Limitation on Conduct of Business

     The Issuer and its Restricted Subsidiaries will not engage in any businesses which are not the same as, similar or related to the businesses in which the Issuer and its Restricted Subsidiaries are engaged in on the Issue Date.

  Payments for Consent

     The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

CHANGE OF CONTROL OFFER

     Upon the occurrence of a Change of Control, the Issuer shall be obligated to make an offer to purchase (the "Change of Control Offer") all outstanding Notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Payment Date (as defined below) in accordance with the procedures set forth below.

     Within 30 days of the occurrence of a Change of Control, the Issuer shall
(i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register maintained by the Registrar of the Notes, a notice stating:

        (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment;

        (2) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"));

        (3) that any Note not tendered will continue to accrue interest;

        (4) that, unless the Issuer defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

        (5) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the Change of Control Payment Date;

        (6) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the third Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

        (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each such new Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;

        (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

        (9) the name and address of the Paying Agent.

     On the Change of Control Payment Date, the Issuer shall, to the extent lawful, (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Issuer. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Issuer shall execute and issue, and the Trustee shall promptly authenticate and mail to such holder, a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof.

     The Indenture further provides that (A) if the Issuer or any Restricted Subsidiary thereof has issued any outstanding (i) indebtedness that is subordinated in right of payment to the Notes or (ii) Preferred stock, and the Issuer or such Restricted Subsidiary is required to make a Change of Control Offer or to make a distribution with respect to such subordinated indebtedness or Preferred Stock in the event of a change of control, the Issuer shall not consummate any such offer or distribution with respect to such subordinated indebtedness or Preferred Stock until such time as the Issuer shall have paid the Change of Control Purchase Price in full to the holders of Notes that have accepted the Issuer's Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to holders of the Notes and (B) the Issuer will not issue Indebtedness that is subordinated in right of payment to the Notes or Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes in the event of a Change in Control under the Indenture.

     The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

  Merger, Consolidation or Sale of Assets

     The Issuer will not consolidate with, amalgamate with, merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Issuer (determined on a consolidated basis for the Issuer and its Restricted Subsidiaries) as an entirety or substantially as an entirety in one transaction or a series of related transactions, to any Person unless: (i) the Issuer shall be the continuing Person, or the Person (if other than the Issuer) formed by such consolidation or amalgamation or into which the Issuer is merged or to which the properties and assets of the Issuer are sold, assigned, transferred, leased, conveyed or otherwise disposed of shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Issuer under the Indenture and the Notes and the obligations thereunder shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no default or Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction on a pro forma basis the Issuer or such Person (A) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Issuer immediately prior to such transaction and (B) could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under "--Certain Covenants--Limitation on Additional Indebtedness" above; provided that a Person that is a Restricted Subsidiary may consolidate with, amalgamate with, merge with, or sell, assign, transfer, lease, convey to or otherwise dispose of all or substantially all of its assets to the Issuer or another Restricted Subsidiary without complying with this clause (iii).

     In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Issuer shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Issuer, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Issuer, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

     Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of "--Certain Covenants--Limitation on Certain Assets Sales") will not, and the Issuer will not cause or permit any Guarantor to, consolidate with or merge with or into or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to any Person (other than a merger of the Issuer with any Guarantor or a merger of Guarantors or a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of a Guarantor to the Issuer or to any other Guarantor) unless: (i) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and validly existing under the laws of the United States or any state thereof or the District of Columbia; (ii) such entity assumes by supplemental indenture all of the obligations of such Guarantor under such Guarantee; and (iii) immediately before and immediately after giving effect to such transaction, no default or Event of Default shall have occurred or be continuing.

GUARANTEES

     The Senior Notes are and the Series B Senior Notes will be fully and unconditionally guaranteed, on a senior unsecured basis, jointly and severally, by each of the Guarantors. The Guarantors guaranteed all of the obligations of the Issuer under the Indenture, including its obligation to pay principal, premium, if any, and interest with respect to the Notes.

     The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the net assets of each Guarantor, determined in accordance with GAAP.

     A Guarantor shall be released from all of its obligations under its Guarantee if all of its assets or Capital Stock is sold, in each case in a transaction in compliance with "--Certain Covenants--Limitation on Certain Asset Sales" above, or the Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets in compliance with "Merger, Consolidation or Sale of Assets" above, or the Guarantor is designated an Unrestricted Subsidiary in compliance with the other terms of the Indenture, and such Guarantor has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

     Separate financial statements of the Guarantors are not included herein because such Guarantors are jointly and severally liable with respect to the Issuer's obligations under the Notes and the Indenture, and the aggregate net assets, earnings and equity of the Guarantors and the Issuer are substantially equivalent to the net assets, earnings and equity of the Issuer on a consolidated basis.

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":

        (a) default in payment of any principal of, or premium, if any, on the Notes when due (whether at maturity, upon redemption or otherwise);

        (b) default in the payment of any interest on any Note when due, which default continues for 45 days or more;

        (c) default by the Issuer or any Restricted Subsidiary in the observance or performance of any other covenant in the Notes or the Indenture for 30 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding (except in the case of a default with respect to the "Change of Control" or "Merger, Consolidation or Sale of Assets" covenants, which shall constitute an Event of Default with such notice requirement but without such passage of time requirement);

        (d) failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any indebtedness of the Issuer or any Restricted Subsidiary of the Issuer, or the acceleration of the final stated maturity of such indebtedness, if, in either case, the aggregate principal amount of such indebtedness, together with the principal amount of any such indebtedness in default or failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such final maturity or acceleration;

        (e) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $5.0 million (net of amounts covered by insurance) shall be rendered against the Issuer or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

        (f) certain events involving bankruptcy, insolvency or reorganization of the Issuer or any Restricted Subsidiary thereof; and

        (g) any of the Guarantees of a Material Subsidiary are determined in a judicial proceeding (i) to be not in full force and effect, (ii) to be null and void and unenforceable, or (iii) to be invalid; or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

     The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes or a default in the observance or performance of the "Merger, Consolidation or Sale of Assets" covenant) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

     The Indenture provides that if an Event of Default (other than an Event of Default described in clause (f) above) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer and the Trustee may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued interest to the date of acceleration and the same shall become immediately due and payable; provided that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if (i) all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived as provided in the Indenture, (ii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iii) if the Issuer has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (iv) in the event of the cure or waiver of an Event of Default of the type described in clause (f) of the above Events of Default, the Trustee shall have received an Officers' Certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

     The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations provided for in the Indenture and under the TIA.

     No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as Trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Notwithstanding the foregoing, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that the Issuer may elect either (a) to defease and be discharged from any and all of its and any Guarantor's obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance") or (b) to be released

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from its obligations with respect to the Notes under certain covenants contained in the Indenture ("covenant defeasance") upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or non-callable U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, (i) the Issuer has delivered to the Trustee an opinion of counsel (as specified in the Indenture) describing either a private ruling concerning the Notes or a published ruling of the Internal Revenue Service, to the effect that holders of the Notes or persons in their positions will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, (ii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy, insolvency or reorganization events are concerned, at any time in the period ending on the 91st day after the date of deposit; (iii) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any or its Subsidiaries is bound; (iv) the Issuer shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of the Notes over any other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuer or others;
(v) the Issuer shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the defeasance or the covenant defeasance have been complied with; (vi) the Issuer shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (vii) certain other customary conditions precedent are satisfied.

MODIFICATION OF INDENTURE

     From time to time, the Issuer, the Guarantors and the Trustee may, without the consent of holders of the Notes, amend or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not, in the opinion of the Trustee, adversely affect the rights of any holder in any material respect. The Indenture contains provisions permitting the Issuer, the Guarantors and the Trustee, with the consent of holders of at least a majority in principal amount of the outstanding Notes, to modify or supplement the Indenture, except that no such modification shall, without the consent of each holder affected thereby,
(i) reduce the amount of Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture, (ii) reduce the rate of or change the time for payment of interest, including defaulted interest, on any Note, (iii) reduce the principal of or premium on or change the stated maturity of any Note or change the date on which any Notes may be subject to redemption or repurchase or reduce the redemption or repurchase price therefor, (iv) make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York, (v) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note, (vi) make any change in provisions of the Indenture protecting the right of each holder of Notes to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of Notes to waive Defaults or Events of Default, (vii) amend, change or modify in any material respect the obligation of the Issuer to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Asset Sale Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto, (viii) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the holders of Notes or (ix) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

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

REPORTS TO HOLDERS

     So long as the Issuers are subject to the periodic reporting requirements of the Exchange Act, they will continue to furnish the information required thereby to the Commission and to the holders of the Notes. The Indenture provides that even if the Issuers are entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the Notes, they will nonetheless continue to furnish such information to the Commission and holders of the Notes.

COMPLIANCE CERTIFICATE

     The Issuer will deliver to the Trustee on or before 90 days after the end of the Issuer's fiscal year and on or before 45 days after the end of each the first, second and third fiscal quarters in each year an Officers' Certificate stating whether or not the signers know of any default or Event of Default that has occurred. If they do, the certificate will describe the default or Event of Default, its status and the intended method of cure, if any.

THE TRUSTEE

     The Trustee under the Indenture is the Registrar and Paying Agent with regard to the Notes. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

TRANSFER AND EXCHANGE

     Holders of the Notes may transfer or Series B Senior Notes in accordance with the Indenture. The Registrar under such Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption and, further, is not required to transfer or exchange any Note for a period of 15 days before selection of the Notes to be redeemed.

     The registered holder of a Note may be treated as the owner of it for all purposes.

GOVERNING LAW

     The Indenture provides that the Indenture and the Notes will be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the principles of conflicts of laws to the extent the application of the laws of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Issuer or a Restricted Subsidiary or which is assumed in connection with the acquisition of assets from such Person and, in each case, not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger, consolidation or acquisition.

     "Affiliate" means, with respect to any specific Person, any other Person (including, without limitation, such Person's issue, siblings and spouse) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person; provided that for purposes of the Indenture, the term "Affiliate" shall not include CIBC Oppenheimer Corp. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to

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

direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that, for purposes of the covenant described under "--Certain Covenants--Limitation on Transactions with Affiliates," beneficial ownership of at least 10% of the voting securities of a Person, either directly or indirectly, shall be deemed to be control.

     "Asset Acquisition" means (a) an Investment by the Issuer or any Restricted Subsidiary of the Issuer in any other Person pursuant to which such Person becomes a Restricted Subsidiary of the Issuer, or shall be merged with or into the Issuer or any Restricted Subsidiary of the Issuer or (b) the acquisition by the Issuer or any Restricted Subsidiary of the Issuer of the assets of any Person (other than a Restricted Subsidiary of the Issuer) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, assignment, transfer, lease or other disposition (including any Sale and Lease-Back Transaction), other than to the Issuer or any of its Wholly-Owned Subsidiaries, in any single transaction or series of related transactions of (a) any Capital Stock of any Restricted Subsidiary of the Issuer or (b) any other property or assets of the Issuer or of any Restricted Subsidiary thereof outside of the ordinary course of business; provided that Asset Sales shall not include
(i) a transaction or series of related transactions for which the Issuer or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million (provided that the Issuer or such Restricted Subsidiary received consideration equal to the Fair Market Value of any such property or assets so sold, conveyed, assigned, transferred, leased or otherwise disposed of), (ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Issuer as permitted under "--Merger, Consolidation or Sale of Assets," (iii) sales of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use or no longer useful or productive in connection with the business of the Issuer or any Restricted Subsidiary, as the case may be, (iv) the sale of inventory in the ordinary course of business, (v) any transaction consummated in compliance with "--Certain Covenants--Limitation on Restricted Payments," (vi) the sale of the Issuer's Big Sandy River Terminal located in Kentucky, and (vii) the sale of the stock, partnership interests or assets of Pen Cotton Company of South Carolina, Pen Cotton Company, Pen Cotton Company of Alabama, Inc., Pen Hardwood Company (including its 78% partnership interest in Camden Hardwood Company), and Marine Terminals Inc. (including its one-third partnership interest in International Marine Terminals).

     "Asset Sale Proceeds" means, with respect to any Asset Sale, cash or Cash Equivalents received by the Issuer or any Restricted Subsidiary of the Issuer from such Asset Sale, after (a) provision for all income or other taxes resulting from such Asset Sale, (b) payment of all brokerage commissions and other fees and expenses, including, without limitation, legal, accounting and appraisal fees, related to such Asset Sale, (c) provision for minority interest holders in any Restricted Subsidiary of the Issuer as a result of such Asset Sale, (d) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale and (e) deduction of appropriate amounts to be provided by the Issuer or a Restricted Subsidiary of the Issuer as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Issuer or a Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale.

     "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, as at the time of determination the present value (discounted according to GAAP at the cost of indebtedness implied in the Sale and Lease-Back Transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

     "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied or that have not been deemed to have been applied in accordance with clause (iii), and which have not yet been the basis for an Excess Proceeds Offer in accordance with clause (iii)(c), in each case, of the first paragraph of "--Certain Covenants--Limitation on Certain Asset Sales."

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

     "Bank Warrants" means the warrants to initially purchase an aggregate of three hundred twenty-six thousand, seven hundred seventy-two shares of the common stock of the Issuer issued to the lenders in connection with the establishment of the Issuer's Original Credit Facility.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person including, without limitation, Common Stock and Preferred Stock of such Person, or any option, warrant or other security convertible into any of the foregoing.

     "Capitalized Lease Obligations" means with respect to any Person, Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

     "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state, as the case may be, or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state, as the case may be, thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000;
(v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and
(vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

     A "Change of Control" of the Issuer will be deemed to have occurred at such time as (i) any Person (including a Person's Affiliates), other than a Permitted Holder, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 50% or more of the total voting power of the Issuer or otherwise becomes able to exercise the right to give directions with respect to the operating and financial policies of the Issuer or (ii) there shall be consummated any consolidation or merger of the Issuer in which the Issuer is not the continuing or surviving corporation or pursuant to which the Common Stock of the Issuer would be converted into cash, securities or other property, other than a merger or consolidation of the Issuer in which the holders of the Common Stock of the Issuer outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such consolidation or merger.

     "Commission" means the Securities and Exchange Commission.

     "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of EBITDA of such Person for the four most recent consecutive fiscal quarters for which financial statements are available (the "Four Quarter Period") ending on or prior to the date of determination to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis to (i) the incurrence of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation, (ii), any incurrence of other Indebtedness (and the application of the proceeds thereof), in each case set forth in clauses (i) and (ii), occurring on or after the first day of the Four Quarter Period and on or prior to the date of determination, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (iii) any Asset Sales or Asset Acquisitions (including the increase or decrease, as the case may be, in the EBITDA directly attributable to such Asset Sale or Asset Acquisition, as the case may be) occurring on or after the first day of the Four Quarter Period and on or prior to the date of determination, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

     "Consolidated Fixed Charges" means, with respect to any Person, for any period, the sum, without duplication, of (i) Consolidated Interest Expense, plus
(ii) the product of (x) the amount of all dividend payments (to any Person other than the Issuer or a Restricted Subsidiary) on any series of Disqualified Capital Stock of such Person (other than dividends paid in Capital Stock (other than Disqualified Capital Stock)) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to any Person, for any period, without duplication, (i) the aggregate amount of interest charges, whether expensed or capitalized, incurred or accrued by such Person and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP for such period (including non-cash interest payments), plus (ii) to the extent not included in clause (i) above, an amount equal to the sum of: (A) imputed interest included in Capitalized Lease Obligations, (B) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (C) the net costs associated with Interest Rate Agreements and other hedging obligations, (D) amortization of deferred financing costs and expenses, (E) the interest portion of any deferred payment obligations, (F) amortization of discount or premium on Indebtedness, if any,
(G) all capitalized interest and all accrued interest, (H) all non-cash interest expense and (I) all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person minus to the extent included in clauses (i) or (ii) above, fees and expenses (cash or non-cash) incurred in connection with the Offering, the termination of the Original Credit Facility, including the redemption of the Bank Warrants, and the establishment of the New Credit Facility). For purposes of calculating Consolidated Interest Expense on a pro forma basis, the interest on Indebtedness bearing a floating rate of interest shall be the interest rate in effect at the time of determination, taking into account on a pro forma basis any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term at the date of determination of at least 12 months.

     "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (a) the Net Income of any Person, other than a Restricted Subsidiary of the referent Person, shall be excluded, except to the extent of the amount of cash dividends or distributions actually received by the referent Person, (b) the Net Income of any Restricted Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Notes or the Indenture or the New Credit Facility) shall be excluded to the extent of such restriction or limitation, (c)(i) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (ii) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business shall be excluded,
(d) extraordinary gains and losses and any foreign exchange gains and losses shall be excluded, (e) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) shall be excluded, (f) the cumulative effect of a change in accounting principles after the Issue Date shall be excluded, (g) any restoration to income or any contingency reserve of an extraordinary, non-recurring or unusual nature shall be excluded, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time subsequent to the Issue Date and
(h) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets shall be excluded.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP, less (to the extent included) amounts attributable to Disqualified Capital Stock of such Person.

     "Convertible Preferred Stock" means the convertible preferred stock of the issuer with a face value of $13,650,000, convertible to common stock of the Issuer at the holder's option between January 2001 and January 2002. If not earlier converted to common stock of the Issuer, the Convertible Preferred Stock will be mandatorily redeemable in 2006, along with accrued dividends thereon, such amounts to be paid in 40 quarterly payments over ten years at a rate of 2.25% above the rate payable on five-year U.S. Treasury obligations.

     "Credit Facilities" means the Credit Agreement dated as of June 8, 1998, among the Issuer, the guarantors named therein, the lenders party thereto in their capacities as lenders thereunder and Mellon Bank, N.A. and Canadian Imperial Bank of Commerce, as co-agents, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by "--Certain Covenants--Limitation on Additional Indebtedness" covenant) or adding Subsidiaries of the Issuer as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Issuer or any Restricted Subsidiary of the Issuer against fluctuations in currency values.

     "Designation" shall have the meaning set forth in the definition of "Restricted Payment."

     "Disqualified Capital Stock" means any Capital Stock of a Person or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (except, in each case, in accordance with a change of control provision, which provision has substantially the same effect as the provisions of the Indenture described under "Change of Control Offer"), in whole or in part, or is exchangeable into Indebtedness on or prior to the final maturity date of the Notes.

     "EBITDA" means, with respect to any Person and its Restricted Subsidiaries, for any period, an amount equal to (a) the sum of (i) Consolidated Net Income for such period, plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period, plus (iv) depreciation and depletion for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period, plus (vii) charges resulting from fees and expenses (cash or non-cash) incurred in connection with the Offering of the Notes, the termination of the Original Credit Facility, including the redemption of the Bank Warrants, and the establishment of the New Credit Facility, and charges resulting from prepayment penalties incurred in connection with the early retirement of Indebtedness out of the net proceeds from the Offering of the Notes minus (b) all non-cash items increasing Consolidated Net Income for such period, minus (c) to the extend not included above, interest income accruing on restricted cash and Cash Equivalents that the Issuer has deposited in escrow to fund guarantees of indebtedness of International Marine Terminals, minus (d) all cash payments during such period relating to non-cash charges that were added back in determining EBITDA in any prior period, all for such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP.

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

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

     "Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Issuer acting reasonably and in good faith and, in the case of determination involving assets or property in excess of $500,000 shall be evidenced by a resolution of the Board of Directors of the Issuer delivered to the Trustee.

     "Foreign Restricted Subsidiary" means a Restricted Subsidiary whose jurisdiction of incorporation or formation is other than the United States, any state thereof or the District of Columbia or Canada or any province or territory thereof.

     "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States on the Issue Date.

     "Guarantors" means (i) each Subsidiary of the Issuer existing on the Issue Date with assets or shareholders' equity in excess of $25,000 on the Issue Date and (ii) each other Restricted Subsidiary of the Issuer formed, created or acquired after the Issue Date.

     "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurable," and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that existed prior to such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

     "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations of such Person (but excluding any obligations under operating leases), (ii) obligations of others secured by a lien to which any property or assets owned or held by such Person are subject, whether or not the obligation or obligations secured thereby shall have been assumed, provided that, for the purposes of determining the amount of Indebtedness described in this clause, if recourse with respect to such Indebtedness is limited to such asset, the amount of such Indebtedness shall be limited to the Fair Market Value for such asset, (iii) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor), provided that guarantees of indebtedness of International Marine Terminals shall be included only to the extent that such guarantees exceed the amount of restricted cash and Cash Equivalents that the Issuer has deposited in escrow to fund such guarantees, (iv) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (v) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price (for the purposes hereof "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture), (vi) obligations of any such Person under any Currency Agreement or any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Currency Agreement or Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP) and (vii) Attributable Indebtedness. The
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

amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that (i) the amount outstanding at any time of any Indebtedness issued with original issue discount is the accreted value of such Indebtedness at such time as determined in conformity with GAAP and (ii) Indebtedness shall not include any liability for federal, state, local or other taxes. Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business shall not be deemed to be "Indebtedness" of the Issuer or any of its Restricted Subsidiaries for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

     "Independent Financial Advisor" means an investment banking firm of national reputation in the United States (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Issuer or any of its Affiliates; provided, that notwithstanding the foregoing, CIBC Oppenheimer Corp. shall be deemed to be an Independent Financial Advisor and (ii) which, in the judgment of the Board of Directors of the Issuer, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Interest Rate Agreement" means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

     "Investments" means, with respect to any Person, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business of such Person), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any Capital Stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude
(i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices of such Person and (ii) the repurchase of securities of any Person by such Person. For the purposes of the "Limitation on Restricted Payments" covenant, the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Issuer or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. In determining the amount of any Investment involving the transfer of any property or assets other than cash, such property shall be valued at its Fair Market Value at the time of such transfer, as determined in good faith by the Board of Directors of the Person making such transfer.

     "Issue Date" means the date the Senior Notes were first issued by the Issuer and authenticated by the Trustee under the Indenture.

     "Lien" means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Material Subsidiary" means, at any date of determination, (a) any Restricted Subsidiary that, together with its Subsidiaries that constitute Restricted Subsidiaries (i) for the most recent fiscal year of the Issuer accounted for more than 5.0% of the consolidated revenues of the Issuer and the Restricted Subsidiaries or (ii) as of the end of such fiscal year, owned more than 5.0% of the consolidated assets of the Issuer and the Restricted Subsidiaries, all as set forth on the consolidated financial statements of the Issuer and the Restricted Subsidiaries for such year prepared in conformity with GAAP, and (b) any Restricted Subsidiary which, when aggregated with all other Restricted Subsidiaries that are not otherwise Material Restricted Subsidiaries and as to which any event described in clause
(g) of "Events of Default" above has occurred, would constitute a Material Restricted Subsidiary under clause (a) of this definition.

     "Net Income" means, with respect to any Person, for any period, the net income (loss) of such Person determined in accordance with GAAP.

     "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President and the Chief Financial Officer or any Treasurer of such Person that shall comply with applicable provisions of the Indenture.

     "Original Credit Facility" means the Issuer's senior secured credit facility pursuant to the Credit Agreement, dated as of August 16, 1994, by and among the Issuer, Pen Coal Corporation, River Marine Terminals, Inc., The Elk Horn Coal Corporation, and Mellon Bank, N.A., as agent and a lender, and the lenders named therein, as amended.

     "Permitted Holders" means William E. Beckner or any Affiliate of William E. Beckner including any trust established and controlled by William E. Beckner for the principal benefit of himself or his family members.

     "Permitted Indebtedness" means:

          (i) Indebtedness, including letters of credit, arising under or in connection with the Credit Facility in an aggregate principal amount not to exceed $40.0 million outstanding at any time and less any mandatory prepayments actually made thereunder (to the extent, in the case of payments of revolving credit borrowings, that the corresponding commitments have been permanently reduced) or scheduled payments actually made thereunder;

          (ii) Indebtedness under the Notes and the Guarantees;

          (iii) Indebtedness which is outstanding on the Issue Date;

          (iv) Indebtedness of the Issuer owed to and held by any Wholly-Owned Subsidiary which is unsecured and subordinated in right of payment to the payment and performance of the Issuer's obligations under the Indenture and the Notes and Indebtedness of any Subsidiary owed to and held by the Issuer or another Wholly-Owned Subsidiary; provided that (a) any sale or other disposition of any Indebtedness of the Issuer or any Restricted Subsidiary referred to in this clause (iv) to a Person (other than the Issuer or a Wholly-Owned Subsidiary), (b) any sale or other disposition of Capital Stock of any Restricted Subsidiary which holds Indebtedness of the Issuer or another Restricted Subsidiary such that such Restricted Subsidiary ceases to be a Subsidiary of the Issuer and (c) the Designation of a Restricted Subsidiary that holds Indebtedness of the Issuer or any other Restricted Subsidiary as an Unrestricted Subsidiary shall be deemed to be an incurrence of Indebtedness not constituting Permitted Indebtedness by the Issuer;

          (v) Purchase Money Indebtedness and Capitalized Lease Obligations incurred to acquire, lease, construct or improve property used in the business or other Indebtedness secured by Liens on Property constituting Rolling Stock which Purchase Money Indebtedness, Capitalized Lease Obligations and other Indebtedness referenced above do not in the aggregate exceed, at any one time outstanding, the sum of $10 million plus the amount of borrowings permitted under clause (i) hereof minus the amount of outstanding borrowings under clause (i) hereof;

          (vi) Interest Rate Agreements relating to Indebtedness of the Issuer (which Indebtedness (a) bears interest at fluctuating interest rates and (b) is otherwise permitted to be incurred under "--Certain Covenants--Limitation on Additional Indebtedness"; provided that (a) such Interest Rate Agreements have been entered into for bona fide business purposes and not for speculation and (b) the notional principal amount of such Interest Rate Agreements, at the time of the incurrence thereof, does not exceed the principal amount of the Indebtedness to which such Interest Rate Agreements relate;

          (vii) Indebtedness Under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the principal amount of

     Indebtedness of the Issuer and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities or compensation payable thereunder;

          (viii) Refinancing Indebtedness;

          (ix) Indebtedness resulting from the redemption of the Convertible Preferred Stock and payment of accumulated dividends thereon, in each case after January 1, 2006 and in accordance with the Articles of Amendment to the Restated Charter of the Issuer in effect on the Issue Date; provided, however, that Indebtedness incurred pursuant to this clause (ix) that could not be incurred pursuant to the "Limitation on Additional Indebtedness" covenant shall reduce the aggregate sum of the amounts otherwise available under clauses (i) and (v) hereof;

          (x) Indebtedness incurred in respect of performance, surety, and similar bonds and the completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business;

          (xi) Indebtedness represented by the guarantee by the Issuer or any of the Guarantors of Indebtedness of the Company or a Guarantor that was permitted to be incurred under the Indenture;

          (xii) additional Indebtedness of the Issuer and its Restricted Subsidiaries not to exceed $7.0 million at any one time outstanding.

     "Permitted Investments" means Investments made on or after the Issue Date consisting of

          (i) Investments by the Issuer, or by a Restricted Subsidiary thereof, in the Issuer or a Wholly-Owned Subsidiary;

          (ii) Investments by the Issuer, or by a Restricted Subsidiary thereof, in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Issuer or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Wholly-Owned Subsidiary thereof;

          (iii) Investments in Cash Equivalents;

          (iv) reasonable and customary loans and advances made to employees in connection with their relocation not to exceed $1.0 million in the aggregate at any one time outstanding;

          (v) an Investment that is made by the Issuer or a Restricted Subsidiary thereof in the form of any Capital Stock, bonds, notes, debentures or other securities that are issued by a third party to the Issuer or such Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is permitted under "--Certain Covenants--Limitation on Certain Asset Sales" above;

          (vi) Investments paid for solely in Capital Stock (other than Disqualified Capital Stock) of the Issuer;

          (vii) Interest Rate Agreements and Currency Agreements entered into in the ordinary course of the Issuer's or its Restricted Subsidiaries' business;

          (viii) Investments in International Marine Terminals (a) to repay indebtedness to Mellon Bank, N.A. of approximately $7.7 million due in 2000 and to repay approximately $13.3 million of bonds due 2006 issued by International Marine Terminals, provided, however, that such Investments shall only be Permitted Investments to the extent they are derived from Investments that the Issuer had deposited in escrow as of the Issue Date to fund such obligations of International Marine Terminals and (b) in accordance with the Issuer's partnership obligations existing on the Issue Date with respect to International Marine Terminals.

          (ix) Investments in existence on the Issue Date; and

          (x) other Investments that do not exceed $3.0 million in the aggregate at any one time outstanding.

     "Permitted Liens" means (i) Liens on Property or assets of, or any Capital Stock of, any corporation existing at the time such assets are acquired by the Issuer or any of its Subsidiaries, whether by merger, amalgamation, consolidation, purchase of assets or otherwise; provided that such Liens (x) are not created, incurred or assumed in connection with, or in contemplation of, such assets being acquired by the Issuer or its Subsidiaries and (y) that any such Lien does not extend to or cover any property, Capital Stock or Indebtedness other than the property, assets, Capital Stock or Indebtedness of such corporation or a Subsidiary of such corporation, (ii) Liens securing Refinancing Indebtedness; provided that any such Lien does not extend to or cover any Property, Capital Stock or Indebtedness other than the Property, Capital Stock or Indebtedness securing the Indebtedness so refunded, refinanced or extended, (iii) Liens in favor of the Issuer or any of its Restricted Subsidiaries, (iv) Liens to secure Purchase Money Indebtedness that is otherwise permitted under the Indenture; provided that (a) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, such purchase or construction) of such Property,
(b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs, and (c) such Lien does not extend to or cover any Property other than such item of Property and any improvements on such item, (v) statutory liens or landlords', carriers', warehousemen's, unemployment insurance, surety or appeal bonds, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor, (vi) Liens existing on the Issue Date, (vii) Liens securing only the Notes or the Guarantees,(viii) easements, reservation of rights of way, restrictions (including, but not limited to, zoning and building restrictions) and other similar easements, licenses, restrictions on the use of properties, or minor imperfections of title that in the aggregate are not material in amount and do not in any case materially detract from the properties subject thereto or interfere with the ordinary conduct of the business of the Issuer and its Restricted Subsidiaries, (ix) Liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor, (x) Liens securing Capitalized Lease Obligations otherwise permitted under the Indenture; provided that such Lien does not extend to any property other than that subject to the underlying lease, (xi) Liens under the Credit Facilities and obligations under Interest Rate Agreements, Currency Agreements and commodity agreements, securing such Credit Facilities and obligations in an amount not to exceed $75 million in the aggregate and permitted to be incurred under the Indenture, (xii) Liens created or deposits made to secure the performance of tenders, bids, leases, statutory obligations, government contracts, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (xiii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods,
(xiv) Liens arising pursuant to Sale and Leaseback transactions entered into in compliance with the Indenture, (xv) Liens incurred in the ordinary course of business of the Issuer or any of its Subsidiaries with respect to $5 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of property or materially impair the use thereof in the operation of business by the Company or such Subsidiary and (xvi) Liens on Property constituting Rolling Stock of any Person securing Indebtedness otherwise permitted under the Indenture, provided that such Liens do not extend to or cover any other Property and (xvii) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (i) through
(xvii); provided that any such extension, renewal or replacement shall be no more restrictive in any material respect than the Lien so extended, renewed or replaced and shall not extend to any other Property of the Issuer or its Subsidiaries other than such item of Property originally covered by such Lien or by improvement thereon or additions or accessions thereto.

     "Person" means any individual, corporation, partnership, limited liability Company, joint venture, association, joint-stock Company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

     "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

     "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

     "Public Equity Offering" means a public offering by the Company or any parent of shares of its Common Stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such Common Stock.

     "Purchase Money Indebtedness" means any Indebtedness incurred by a Person to finance the cost (including the cost of construction, installation or improvement) of an item of property used in the business, the principal amount of which Indebtedness does not exceed the sum of (i) the lesser of (A) the Fair Market Value of such property or (B) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

     "Refinancing Indebtedness" means Indebtedness that replaces, refunds, renews, refinances or extends any Indebtedness of the Issuer or a Restricted Subsidiary outstanding on the Issue Date or other Indebtedness permitted to be incurred by the Issuer or its Restricted Subsidiaries pursuant to the terms of the Indenture, but only to the extent that (i) the Refinancing Indebtedness is subordinated to the Notes to at least the same extent as the Indebtedness being replaced, refunded, renewed, refinanced or extended, if at all, (ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being replaced, refunded, renewed, refinanced or extended, or (b) after the maturity date of the Notes, (iii) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being replaced, refunded, renewed, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes, (iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being replaced, refunded, renewed, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being replaced, refunded, renewed, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness, and (v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being replaced, refunded, renewed, refinanced or extended, except that the Issuer may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Wholly-Owned Subsidiary of the Issuer.

     "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Issuer or any Restricted Subsidiary of the Issuer or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Issuer or any Restricted Subsidiary of the Issuer (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase such Capital Stock (other than Disqualified Capital Stock), and (y) in the case of Restricted Subsidiaries of the Issuer, dividends or distributions payable to the Issuer or to a Wholly-Owned Subsidiary of the Issuer), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Issuer or any of its Restricted Subsidiaries (other than Capital Stock of a Restricted Subsidiary owned by the Issuer or a Wholly-Owned Subsidiary of the Issuer) or any options, warrants or other rights to purchase such Capital Stock) or any options, warrants or other rights to purchase such Capital Stock, (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes (other than Indebtedness of a Restricted Subsidiary held by the Issuer or a Wholly-Owned Subsidiary), (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment, (v) the designation of any Subsidiary of the Issuer as an Unrestricted Subsidiary (a "Designation"); provided that the Designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary shall be deemed to include the Designation of all of the Subsidiaries of such Subsidiary and (vi) the forgiveness of any Indebtedness of an Affiliate of the Issuer (other than a Wholly-Owned Subsidiary of the Issuer) owed to the Issuer or a Restricted Subsidiary of the Issuer. In determining the amount of any Restricted Payment made under clause

(v) above, the amount of such Restricted Payment (the "Designation Amount") shall be equal to the greater of (i) the book value or (ii) the Fair Market Value of the Issuer's proportionate interest in such Subsidiary on such date.

     "Restricted Subsidiary" means a Subsidiary of the Issuer other than an Unrestricted Subsidiary and includes all of the Subsidiaries of the Issuer existing on the Issue Date. The Board of Directors of the Issuer may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), (i) the Issuer could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to "--Certain Covenants--Limitation on Additional Indebtedness" above and (ii) no Default or Event of Default shall have occurred and be continuing.

     "Rolling Stock" means mobile mining equipment.

     "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Issuer or any Restricted Subsidiary of the Issuer of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to such Person in contemplation of such leasing.

     "Securities Act" means the Securities Act of 1933, as amended and the rules and regulations of the Commission promulgated thereunder.

     "Subsidiary" of any specified Person means any corporation, partnership, joint venture, limited liability company, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, limited liability company, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

     "Taxes" means any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

     "Taxing Authority" means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

     "Tax Settlement" means a settlement between the Issuer and applicable Taxing Authorities of disputed tax and penalty amounts for all periods up to and including December 31, 1995.

     "Unrestricted Subsidiary" means (a) any Subsidiary of an Unrestricted Subsidiary and (b) any Subsidiary of the Issuer which is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of the Issuer; provided that a Subsidiary may be so classified as an Unrestricted Subsidiary only if such classification is in compliance with "--Certain Covenants--Limitation on Restricted Payments" above. The Trustee shall be given prompt notice by the Issuer of each resolution adopted by the Board of Directors of the Issuer under this provision, together with a copy of each such resolution adopted.

     "Wholly-Owned Subsidiary" means any Restricted Subsidiary, all of the outstanding voting securities (other than directors' qualifying shares or similar requirements of law) of which are owned, directly or indirectly, by the Issuer.

BOOK-ENTRY, DELIVERY AND FORM

     The Series B Senior Notes will initially be issued in the form of one or more registered notes in global form (the "Exchange Global Note," and together with the global notes representing the Senior Notes, the "Global

Note") or in certificated form. The Exchange Global Note will be deposited on the Exchange Date with, or on behalf of, the Depository and registered in the name of the Global Note Holder. See "The Exchange Offer."

     DTC has advised the Company that DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests and transfer of ownership interests of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     DTC has also advised the Company that, pursuant to procedures established by it, (i) upon deposit of the Global Note, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of the Global Note and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes). Holder are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to such extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     Payments in respect of the principal of and premium and Additional Interest, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustees may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

     A Global Note is exchangeable for definitive Notes in registered certificated form if (i) DTC (a) notifies the Company that it is unwilling or unable to continue as Depository for the Global Note and the Company thereupon fails to appoint a successor Depository or (b) has ceased to be a clearing agency registered under the Exchange

Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the Notes. In addition, beneficial interests in a Global Note may be exchanged for certificated Notes upon request but only upon at least 20 days prior written notice given to the Trustee by or on behalf of DTC in accordance with its customary procedures. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depository (in accordance with its customary procedures) and will bear the applicable restrictive legend unless the Company determines otherwise in compliance with applicable law.

EXCHANGE OF CERTIFICATED NOTES FOR BOOK ENTRY NOTES

     Notes issued in certificated form may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depository in identifying the beneficial owners of Notes, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depository for all purposes.

SAME-DAY SETTLEMENT AND PAYMENT

     The Indenture requires that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, and interest) be made by wire transfer of immediately available same day funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contract, the Notes represented by the Global Note are expected to be eligible to trade in the PORTAL Market and to trade in the Depository's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depository to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds.

                         REGISTRATION RIGHTS AGREEMENT

     In connection with the Offering of the Senior Notes, the Company and the Guarantors entered into the Exchange Offer Registration Rights Agreement dated June 8, 1998, pursuant to which they have agreed, for the benefit of the holders of the Senior Notes, that they will, at their cost, (i) within 75 days after the Issue Date, file the Exchange Offer Registration Statement with the Commission with respect to a registered offer to exchange the Senior Notes for the Series B Senior Notes, which will have terms substantially identical in all material respects to the Senior Notes (except that the Series B Senior Notes will not contain terms with respect to transfer restrictions), and (ii) within 150 days after the Issue Date, use their reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Act. Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the Series B Senior Notes in exchange for surrender of the Senior Notes. The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Senior Notes. For each Senior Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Senior Note will receive an Series B Senior Note having a principal amount at maturity equal to that of the surrendered Senior Note. Interest on the Series B Senior Notes will accrue from (A) the later of (i) the last interest payment date on which interest was paid on the Senior Notes surrendered in exchange therefor or (ii) if the Senior Notes are surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on the Senior Notes from the Issue Date.

     Under existing Commission interpretations, the Series B Senior Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act; provided that, in the case of broker-dealers, a prospectus meeting the requirements of the Securities Act be delivered as required. The Company and the Guarantors have agreed for a period of 180 days after consummation of the Exchange Offer to make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Series B Senior Notes acquired as described below. A broker-dealer which delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act, and will be bound by the provisions of the Exchange Offer Registration Rights Agreement (including a certain indemnification rights and obligations).

     Each holder of Senior Notes that wishes to exchange such Senior Notes for Series B Senior Notes in the Exchange Offer will be required to make certain representations including representations that (i) any Series B Senior Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution of the Series B Senior Notes and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or any of the Guarantors, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the Series B Senior Notes. If the holder is a broker-dealer that will receive Series B Senior Notes for its own account in exchange for Senior Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Series B Senior Notes.

     In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect such an Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 180 days of the Issue Date or, under certain circumstances, if the Initial Purchaser shall so request, the Company and the Guarantors will, at their own expense, (a) as promptly as practicable, file the Shelf Registration Statement, (b) use their respective best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) use their respective best efforts to keep effective the Shelf Registration Statement until the earlier of the disposition of the Senior Notes covered by the Shelf Registration Statement or two years after the Issue Date (or such earlier time when the Senior Notes are eligible for resale pursuant to Rule 144(k) under the Securities Act). The Company will, in the event of the Shelf Registration Statement, provide to each holder of the Senior Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Senior Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Senior Notes. A holder of the Senior Notes that sells such Senior

Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Exchange Offer Registration Rights Agreement which are applicable to such a holder (including certain indemnification rights and obligations).

     If the Company and the Guarantors fail to comply with the above provisions or if any such registration statement fails to become effective, then, as liquidated damages, additional interest shall become payable in respect of the Senior Notes as follows:

     If (i) (A) the Exchange Offer Registration Statement or Shelf Registration Statement is not filed within 75 days after the Issue Date or (B) notwithstanding that the Company has consummated or will consummate an Exchange Offer, the Company is required to file a Shelf Registration Statement and such Shelf Registration Statement is not filed on or prior to the date required by the Exchange Offer Registration Rights Agreement;

     (ii) (A) an Exchange Offer Registration Statement or Shelf Registration Statement is not declared effective within 150 days after the Issue Date or (B) notwithstanding that the Company has consummated or will consummate an Exchange Offer, the Company is required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the Commission on or prior to the 90th day following the date such Shelf Registration Statement was filed; or

     (iii) either (A) the Company has not exchanged the Series B Senior Notes for all Senior Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to 30 days after the date on which the Exchange Offer Registration Statement was declared effective or (B) the Exchange Offer Registration Statement ceases to be effective at any time prior to the time that the Exchange Offer is consummated or (C) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the second anniversary of the Issue Date;

(each such events referred to in clauses (i) through (iii) above is a "Registration Default"), the sole remedy available to holders of the Senior Notes will be the immediate assessment of additional interest ("Additional Interest") as follows: the per annum interest rate on the Notes will increase by
 .50%, and the per annum interest rate will increase by an additional .25% for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional interest rate of 2.0% per annum in excess of the interest rate on the cover of the Prospectus. All Additional Interest will be payable to holders of the Senior Notes in cash on each interest payment date, commencing with the first such date occurring after any such Additional Interest commences to accrue, until such Registration Default is cured. After the date on which such Registration Default is cured, the interest rate on the Senior Notes will revert to the interest rate originally borne by the Senior Notes (as shown on the cover of the Prospectus).

     The summary herein of certain provisions of the Exchange Offer Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Exchange Offer Registration Rights Agreement, a copy of which will be available upon request to the Company.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the material federal income tax considerations relevant to the exchange of the Senior Notes for the Series B Senior Notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the United States Internal Revenue Code of 1986, as amended, (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the Series B Senior Notes. The following discussion assumes that holders hold the Senior Notes and the Series B Senior Notes as capital assets within the meaning of Section 1221 of the Code.

     The Company has not sought and will not seek any rulings from the IRS with respect to the positions of the Company discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of the Senior Notes for the Series B Senior Notes or that any such position would not be sustained.

     The tax treatment of a holder may vary depending on his or its particular situation or status. This summary does not address the tax consequences to taxpayers who are subject to special rules such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign entities and individuals, persons holding Senior Notes or Series B Senior Notes as a part of a hedging or conversion transaction or a straddle and holders whose "functional currency" is not the U.S. dollar, or aspects of federal income taxation that may be relevant to a prospective investor based upon such investor's particular tax situation. In addition, the description does not consider the effect of any applicable foreign, state, local or other tax laws.

     EACH HOLDER SHOULD CONSULT HIS OR ITS OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OR IT OF EXCHANGING SENIOR NOTES FOR SERIES B SENIOR NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

EXCHANGE

     The exchange of the Series B Senior Notes for Senior Notes should not constitute a recognition event for federal income tax purposes. Consequently, no gain or loss should be recognized by holders upon receipt of the Series B Senior Notes. For purposes of determining gain or loss upon the subsequent exchange of Series B Senior Notes, a holder's basis in the Series B Senior Notes should be the same as a holder's basis in the Senior Notes exchanged therefor. Holders should be considered to have held the Series B Senior Notes from the time of their original acquisition of the Senior Notes. As used herein, the term "Senior Note" refers to both a Senior Note and a Series B Senior Note received in exchange therefor.

INTEREST ON THE SERIES B SENIOR NOTES

     A holder of a Series B Senior Note will be required to report as income for federal income tax purposes interest earned on a Series B Senior Note in accordance with the holder's method of tax accounting. A holder of a Series B Senior Note using the accrual method of accounting for tax purposes is, as a general rule, required to include interest in ordinary income as such interest accrues. A cash basis holder must include interest in income when cash payments are received by (or made available to) such holder.

MARKET DISCOUNT

     If a holder acquired a Senior Note at a market discount (i.e., at a price less than the stated redemption price at maturity of the Senior Note), the Senior Note is subject to the market discount rules of the Code unless the market discount is de minimis. Market discount is de minimis if it is less than one quarter of one percent of the principal amount of the Senior Note multiplied by the number of complete years to maturity after the holder acquired the Senior Note. If the holder exchanges an Senior Note that has more than de minimis market discount for a Series B Senior Note, the Series B Senior Note also will be subject to the market discount rules of the Code. Series B Senior Notes purchased by a subsequent purchaser also will be subject to the market discount rules if the Series B Senior Notes are purchased with more than a de minimis amount of market discount. Notes that have more than de minimis market discount are herein referred to as "Market Discount Notes."

     Any gain recognized on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on the Market Discount Note. Alternatively, a holder may elect to include market discount in income currently over the life of the Market Discount Note. Such an election shall apply to all debt instruments with market discount acquired by the holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

     Market discount will accrue on a straight-line basis unless the holder elects to accrue market discount on a constant yield to maturity basis. Such an election shall apply only to the Market Discount Note with respect to which it is made and may not be revoked without the consent of the IRS. A holder who does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to a Market Discount Note in an amount not exceeding the accrued market discount on the Market Discount Note until the maturity or disposition of the Market Discount Note.

AMORTIZABLE BOND PREMIUM

     A holder that purchased a Senior Note for an amount in excess of its principal amount may elect to treat such excess as "amortizable bond premium," in which case the amount required to be included in the holder's income each year with respect to interest on the Senior Note will be reduced by the amount of amortizable bond premium allocable (based on the yield to maturity of the Senior Note) to such year. If a holder made an election to amortize bond premium with respect to a Senior Note and exchanges the Senior Note for a Series B Senior Note pursuant to the Exchange Offer, the election will apply to the Series B Senior Note. A holder who exchanges a Senior Note for which an election has not been made for a Series B Senior Note, and a subsequent purchaser of a Series B Senior Note, may also elect to amortize bond premium if the holder acquired the Note for an amount in excess of its principal amount. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest on which is excludable from gross income) held by the holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the holder, and is irrevocable without the consent of the IRS.

DISPOSITION OF THE SERIES B SENIOR NOTES

     Subject to the market discount rules discussed above, a holder of Series B Senior Notes will recognize gain or loss upon the sale. redemption, retirement or other disposition of such securities equal to the difference between (i) the amount of cash and the fair market value of the property received (except to the extent attributable to the payment of accrued interest) and (ii) the holder's adjusted tax basis in the securities. Gain or loss recognized will be capital gain or loss provided the Series B Senior Notes are held as capital assets by the holder, and will be long-term capital gain or loss if the holder has held such securities (or is treated as having held such securities) for more than one year.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Holders of the Series B Senior Notes may be subject to backup withholding at a rate of 31% with respect to interest paid on the Notes unless such holder
(a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the requirements of the backup withholding rules.

     The Company will report to the holders of the Notes and the IRS the amount of any "reportable payment" for each calendar year and amount of tax withheld. if any, with respect to payments on the Series B Senior Notes.

     EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE NOTES (INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX
LAWS).

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives, as a result of market making or other trading activities, Series B Senior Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Series B Senior Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Series B Senior Notes received in exchange for Senior Notes acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the consummation of the Exchange Offer or, if earlier, or until all participating broker-dealers have so resold.

     The Company will not receive any proceeds from any sale of Series B Senior Notes by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Series B Senior Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concession from any such broker-dealer and/or the purchasers of any Series B Senior Notes. Any broker-dealer that resells Series B Senior Notes that were received by it for its own account pursuant to the Exchange Offer and any broker-dealer that participates in a distribution of Series B Senior Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of Series B Senior Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     The Company has not entered into any arrangement or understanding with any person to distribute the Series B Senior Notes to be received in the Exchange Offer and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the Series B Senior Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Series B Senior Notes to be received in the Exchange Offer.

     The Canadian Imperial Bank of Commerce ("CIBC"), an affiliate of CIBC Oppenheimer Corp., the Initial Purchaser of the Senior Notes, is an agent and a lender under the Exchange Credit Facility. In such capacities, CIBC will receive customary fees and expenses and its proportionate share of any repayments of borrowings under the Exchange Credit Facility. Pursuant to the Offering, CIBC has received its proportionate share of repayment under the Original Credit Facility and its proportionate share of proceeds from redemption of the Bank Warrants.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company and the Guarantors by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania.

                                    EXPERTS

     The Company's consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, given on the authority of said firm as experts in auditing and accounting.

     The information appearing in this Prospectus concerning estimates of the Company's reserves (other than the Company's Fork Creek reserves) has been audited by Marshall Miller and has been included herein upon the authority of that firm as experts. The information appearing in this Prospectus concerning estimates of the Company's Fork Creek reserves has been audited by Stagg Engineering and has been included herein upon the authority of that firm as experts.

                               PEN HOLDINGS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
     Report of Independent Accountants......................    F-2
     Consolidated Balance Sheet as of December 31, 1997 and
      1996..................................................    F-3
     Consolidated Statement of Income for the Years Ended
      December 31, 1997, 1996 and 1995......................    F-4
     Consolidated Statement of Changes in Shareholders'
      Equity for the Years Ended December 31, 1997, 1996 and
      1995..................................................    F-5
     Consolidated Statement of Cash Flows for the Years
      Ended December 31, 1997, 1996 and 1995................    F-6
     Notes to Consolidated Financial Statements.............    F-8

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:
     Consolidated Balance Sheet as of June 30, 1998
      (Unaudited)...........................................   F-23
     Consolidated Statement of Income for the Six Months
      Ended June 30, 1998 and 1997 (Unaudited)..............   F-24
     Consolidated Statement of Changes in Shareholders'
      Equity for the Six Months Ended June 30, 1998
      (Unaudited)...........................................   F-25
     Consolidated Statement of Cash Flows for the Six Months
      Ended June 30, 1998 and 1997 (Unaudited)..............   F-26
     Notes to Consolidated Financial Statements
      (Unaudited)...........................................   F-27

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors
of Pen Holdings, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Pen Holdings, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Nashville, Tennessee
February 20, 1998, except
as to the third paragraph
of Note 17 which is as of
October 1, 1998

                               PEN HOLDINGS, INC.

                           CONSOLIDATED BALANCE SHEET
                                 (in thousands)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1997           1996
                                                              --------       --------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  6,151       $  1,885
  Accounts receivable (net of allowance for doubtful
    accounts of $436 and $412 in 1997 and 1996,
    respectively)...........................................    17,497         17,823
  Inventories...............................................     4,760          7,134
  Deferred income taxes.....................................     1,160          1,365
  Net assets to be disposed (Note 7)........................         4            851
  Other assets..............................................     2,315          1,321
                                                              --------       --------
    Total current assets....................................    31,887         30,379
Investment in unconsolidated affiliated companies...........     5,393          6,055
Coal reserves and mine development costs, net...............   138,502        126,329
Property, plant and equipment, net..........................    34,013         53,781
Long-term investments.......................................    13,323         12,815
Net assets to be disposed (Note 7)..........................       566            716
Other assets................................................     1,163          1,678
                                                              --------       --------
                                                              $224,847       $231,753
                                                              ========       ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Revolving credit loans....................................  $     --       $  3,378
  Current maturities of long-term debt......................    11,177          9,509
  Current maturities of capital leases......................     3,936          2,954
  Accounts payable..........................................     7,704          6,761
  Accrued expenses..........................................     5,090          7,837
  Income taxes payable......................................     1,047            943
                                                              --------       --------
    Total current liabilities...............................    28,954         31,382
Long-term debt..............................................    68,440         77,532
Long-term capital leases....................................     2,818          3,500
Deferred income taxes.......................................    59,891         62,243
Other liabilities...........................................     3,817          3,841
                                                              --------       --------
    Total liabilities.......................................   163,920        178,498
                                                              --------       --------
Guaranties, commitments and contingencies (Notes 16 and 17)
Mandatorily redeemable preferred stock (Note 11)............    17,097         15,344
Redeemable common stock warrants (Note 12)..................     2,344          2,125
                                                              --------       --------
Shareholders' equity:
  Class I common stock, $.01 par value; 7,800,000 shares
    authorized, 4,290,000 shares issued and outstanding.....        43             43
  Class II common stock, $.01 par value; 200,000 shares
    authorized, 177,550 shares (200,000 shares in 1996)
    issued and outstanding..................................         2              2
  Additional paid-in capital................................        19             19
  Retained earnings.........................................    41,422         35,722
                                                              --------       --------
    Total shareholders' equity..............................    41,486         35,786
                                                              --------       --------
                                                              $224,847       $231,753
                                                              ========       ========

The accompanying notes are an integral part of these financial statements.

                               PEN HOLDINGS, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                                 (in thousands)

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                           --------------------------------------
                                                             1997           1996           1995
                                                           --------       --------       --------
Revenues.................................................  $182,289       $182,469       $186,043
Operating expenses
  Cost of sales..........................................   164,670        164,963        167,111
  Selling, general and administrative....................     6,090          5,608          6,092
                                                           --------       --------       --------
Operating income.........................................    11,529         11,898         12,840
Other (income) expense
  Interest expense.......................................     7,906          9,186         10,340
  Interest income........................................    (1,224)        (1,087)        (1,572)
  Other income...........................................    (4,901)        (1,797)          (126)
                                                           --------       --------       --------
Income from continuing operations before income taxes....     9,748          5,596          4,198
Provision for income taxes...............................     2,246          1,463          1,137
                                                           --------       --------       --------
Net income from continuing operations....................     7,502          4,133          3,061
Discontinued operations:
  Income (loss) from discontinued operations (less
  applicable income tax credits of $393 in 1996 and $4 in
  1995, and minority interest of $187 (loss) in 1996 and
  $2 (income) in 1995.)..................................        --           (750)            70
  Loss on disposal of discontinued operations, including
  provision of $502 for operating losses during phase-out
  period (less applicable income tax credits of $105 in
  1997 and $367 in 1996, and minority interest of $27 in
  1997 and $125 loss in 1996.)...........................       (35)          (698)            --
                                                           --------       --------       --------
Net income...............................................     7,467          2,685          3,131
Accretion of preferred stock.............................     1,753          1,694             --
                                                           --------       --------       --------
Net income available to common shareholders..............  $  5,714       $    991       $  3,131
                                                           ========       ========       ========

The accompanying notes are an integral part of these financial statements.

                               PEN HOLDINGS, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (in thousands)

                                        CLASS I               CLASS II
                                      COMMON STOCK          COMMON STOCK                ADDITIONAL
                                  --------------------   ------------------   PAID-IN    RETAINED
                                    SHARES     AMOUNTS    SHARES    AMOUNTS   CAPITAL    EARNINGS     TOTAL
                                  ----------   -------   --------   -------   -------   ----------   --------
Balance at December 31, 1994....   4,250,000     $42                            $19      $ 61,252    $ 61,313
Dividends.......................                                                             (100)       (100)
Recapitalization, issuance of
  Class I Common Stock and
  reissuance of treasury stock
  (Note 13).....................      40,000       1                                      (29,552)    (29.551)
Net Income......................                                                            3,131       3,131
                                  ----------     ---     --------     ---       ---      --------    --------
Balance at December 31, 1995....   4,290,000      43                             19        34,731      34,793
Issuance of Class II Common
  Stock.........................                          200,000       2                                   2
Accretion of Preferred Stock....                                                           (1,694)     (1,694)
Net Income......................                                                            2,685       2,685
                                  ----------     ---     --------     ---       ---      --------    --------
Balance at December 31, 1996....   4,290,000      43      200,000       2        19        35,722      35,786
Purchase of Treasury Stock and
  concurrent cancellation.......                          (22,450)                            (14)        (14)
Accretion of Preferred Stock....                                                           (1,753)     (1,753)
Net Income......................                                                            7,467       7,467
                                  ----------     ---     --------     ---       ---      --------    --------
Balance at December 31, 1997....   4,290,000     $43      177,550     $ 2       $19      $ 41,422    $ 41,486
                                  ==========     ===     ========     ===       ===      ========    ========

The accompanying notes are an integral part of these financial statements.

                               PEN HOLDINGS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                                   YEAR ENDED DECEMBER 31,
                                                            --------------------------------------
                                                              1997           1996           1995
                                                            --------       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..............................................  $  7,467       $  2,685       $  3,131
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation, depletion and amortization................    15,406         14,921         14,188
  Equity in net losses of affiliates......................       167            111           (149)
  Deferred income taxes...................................    (1,027)          (404)          (741)
  Gain on sale of equipment...............................    (6,339)          (731)          (153)
  Minority interest proportionate share of earnings.......       (27)          (312)             3
  Interest income on long-term investments................    (1,070)          (980)          (970)
                                                            --------       --------       --------
  Cash generated from operations, before changes in assets
     and liabilities......................................    14,577         15,290         15,309
Changes in assets and liabilities, net of effects from
  dispositions:
  Accounts receivable.....................................     3,236           (482)         2,400
  Inventories.............................................     4,079          6,327          9,053
  Accounts payable and accrued expenses...................    (3,579)        (3,897)        (4,712)
  Other...................................................      (811)         1,736          1,126
                                                            --------       --------       --------
  Net cash provided by operating activities...............    17,502         18,974         23,176
                                                            --------       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Deposit of escrowed funds...............................        --           (499)         2,326
  Capital expenditures....................................    (3,871)        (2,321)        (4,615)
  Purchase of coal reserves (Note 14).....................    (5,000)            --             --
  Proceeds from sale of barges and equipment..............    23,494          5,138            874
  Distributions from affiliated companies.................       277            122            614
                                                            --------       --------       --------
  Net cash provided (used) by investing activities........    14,900          2,440           (801)
                                                            --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock................................        --              2             42
  Payment to minority shareholder for common stock........        --        (12,500)            --
  Dividend paid...........................................        --             --           (100)
  Proceeds from issuance of long-term debt................       221          4,300             --
  Repayment of long-term debt.............................   (19,360)       (14,187)        (5,400)
  Repayment of capital leases.............................    (3,798)        (5,486)        (5,567)
  Net borrowings (payments) under line of credit
     agreements and current notes payable.................    (5,185)           182         (7,702)
  Distribution to minority partner........................        --             --           (682)
  Purchase of treasury stock..............................       (14)            --             --
                                                            --------       --------       --------
  Net cash used for financing activities..................   (28,136)       (27,689)       (19,409)
                                                            --------       --------       --------
  Net increase (decrease) in cash.........................     4,266         (6,275)         2,966
  Cash and cash equivalents at beginning of year..........     1,885          8,160          5,194
                                                            --------       --------       --------
  Cash and cash equivalents at end of year................  $  6,151       $  1,885       $  8,160
                                                            ========       ========       ========

The accompanying notes are an integral part of these financial statements.

                               PEN HOLDINGS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                               1997         1996          1995
                                                              ------       -------       ------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for:
     Interest...............................................  $8,096       $10,793       $9,333
     Income taxes...........................................   3,414           197        3,099

SUPPLEMENTAL INFORMATION ON NON-CASH TRANSACTIONS:

     The Company leased certain machinery and equipment under capital leases as more fully described in Note 10.

     The Company purchased property containing coal reserves in December 1997 for consideration of $16,000,000 comprised of $5,000,000 paid at closing and an $11,000,000 note payable.

The accompanying notes are an integral part of these financial statements.

                               PEN HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--DESCRIPTION OF BUSINESS:

DESCRIPTION OF THE BUSINESS

     Pen Holdings, Inc. and its consolidated subsidiaries (the Company) is primarily engaged in the mining and sale of coal, selling predominantly to utility companies. The Company also receives royalty income from coal reserves leased to other companies. The Company's coal reserves and mining operations are in Kentucky and West Virginia. The Company also processes, warehouses, and sells cotton and cottonseed.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its majority and wholly-owned subsidiaries. Financial statements of the subsidiaries are not material for separate presentation. All significant intercompany balances and transactions have been eliminated in consolidation.

     The investment in an affiliated enterprise in which the Company owns less than a controlling interest is presented under the equity basis of accounting representing the Company's investment in affiliate, reduced by goodwill amortization and increased (decreased) by the Company's proportionate equity in the net income (losses) of the unconsolidated affiliate.

RECOGNITION OF REVENUE

     Revenue from sale of coal and cottonseed is recognized when title passes to the customer. Royalty income is recognized when coal is mined by lessees. Revenue from cotton ginning and barge rental is recognized when services are preformed.

CASH AND CASH EQUIVALENTS

     The Company considers all highly-liquid interest-bearing instruments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories, consisting of coal and cottonseed, are stated at the lower of cost or market with cost being determined on the first-in, first-out method.

LONG-TERM INVESTMENTS

     Long-term investments are considered as held to maturity and are carried at amortized cost.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, accounts receivable, long-term investments and other off-balance sheet financial instruments. The Company maintains cash and cash equivalents mostly in large financial institutions. Concentration of credit risk with respect to trade receivables is limited due to the diversity of the Company's business and customer base. Long-term investments principally consist of U.S. Government obligations.

     The Company performs continuing credit evaluations of its customers and does not generally require collateral. Historically, the Company has not experienced significant losses related to individual customers in any particular industry or geographic region.

                               PEN HOLDINGS, INC.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash and cash equivalents, accounts receivable, short-term notes payable, revolving credit loans and accounts payable approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amount of long-term debt approximates fair value as the interest rates on substantially all long-term debt are variable. The carrying amount of mandatorily redeemable stock approximates fair value as the dividend rate is the equivalent of a market rate for securities of that type. The market value of long-term investments in U.S. Government obligations was $15,550,000 and $14,156,000 at December 31, 1997 and 1996, respectively, based on market quotes with a carrying amount of $13,305,000 and $12,815,000, respectively.

DEBT ISSUANCE COSTS

     Debt issuance costs are recorded as assets and amortized over the lives of related debt.

COAL RESERVES AND MINE DEVELOPMENT COSTS

     Depletion of coal reserves and certain mine development costs are recognized based on tons mined during the year as a percentage of total estimated recoverable tons. Estimated recoverable reserves include only proven and probable reserves. The Company capitalizes all development costs for construction in new areas being developed (including employee costs for employees directly involved in development; site preparation costs; and interest related to the assets being employed). Once the assets are placed in service, the Company amortizes these costs over their expected lives. Exploration costs are expensed as incurred until discovery of proven and probable reserves. Such expenditures approximated $241,000, $436,000 and $210,000 in 1997, 1996 and
1995, respectively.

PROPERTY, PLANT AND EQUIPMENT

     Equipment and other properties are recorded at cost and depreciated over the estimated useful lives of the respective assets using the straight-line method. Amortization of capitalized lease assets is included in depreciation expense and accumulated depreciation. Depreciation expense was $8,599,000 in 1997, $8,897,000 in 1996 and $8,695,000 in 1995. Estimated useful lives are as follows:

Barges............................................     25 years
Building and improvements.........................  10-20 years
River terminals...................................  10-20 years
Machinery and equipment...........................   5-10 years

GOODWILL AND LONG-LIVED ASSETS

     Goodwill related to the Company's investment in affiliated companies is amortized using the straight-line method over 25 years. Amortization expense of $219,000 was recognized in each of the years 1997, 1996, and 1995. Goodwill is included in investment in unconsolidated affiliated companies in the consolidated balance sheet. The Company periodically reviews the recoverability of all long-lived assets using a cash flow analysis. If impairment of value exists, a loss is recognized. No adjustment for impairment was necessary at December 31, 1997 or 1996.

RECLAMATION COSTS

     The Company is subject to various laws and regulations which require the restoration and reclamation of mined properties. The Company accrues the reclamation costs for surface mine restoration as the mining operations occur. Reclamation costs associated with site restoration for the Company's coal preparation plant are

                               PEN HOLDINGS, INC.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) accrued over the estimated useful life of the plant using the units of production method. The accrued reclamation costs, amounting to $3,278,000 and $3,084,000 at December 31, 1997 and 1996, are substantially included in other noncurrent liabilities, net of a current portion based on management's estimate of funds to be disbursed within the following year.

COST OF SALES AND GENERAL AND ADMINISTRATIVE EXPENSES

     Cost of sales includes direct and indirect cost of production, processing and transportation. Selling, general and administrative expenses include selling costs and general corporate expenses of the Company.

INCOME TAXES

     Provisions for federal and state income taxes are calculated on reported financial statement pretax income based on current tax law. Deferred income taxes are provided for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. The Company's temporary differences consist primarily of excess financial accounting basis over tax basis of acquired coal reserves, depreciation, depletion and timing of certain revenue and expense recognition.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE 3--INVENTORIES:

     Inventories consist of the following (in thousands):

                                                  DECEMBER 31,
                                               -------------------
                                                1997         1996
                                               ------       ------
Coal.........................................  $3,990       $6,444
Cottonseed...................................     770          690
                                               ------       ------
                                               $4,760       $7,134
                                               ======       ======

NOTE 4--COAL RESERVES AND MINE DEVELOPMENT COSTS:

     Coal reserves and mine development costs consist of the following (in thousands):

                                                DECEMBER 31,
                                           -----------------------
                                             1997           1996
                                           --------       --------
Coal reserves............................  $147,953       $131,798
Mine development costs...................    10,387          9,843
                                           --------       --------
                                            158,340        141,641
Accumulated depletion....................   (19,838)       (15,312)
                                           --------       --------
                                           $138,502       $126,329
                                           ========       ========

     Depletion expense was $6,055,000, $5,337,000, and $4,840,000 in 1997, 1996,
and 1995, respectively.

                               PEN HOLDINGS, INC.

NOTE 5--PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consist of the following (in thousands):

                                                DECEMBER 31,
                                           -----------------------
                                             1997           1996
                                           --------       --------
Machinery and equipment..................  $ 46,453       $ 48,067
Barges...................................        --         22,623
River terminals..........................    11,488         11,201
Buildings................................     5,595          5,731
Coal preparation plant...................     6,351          6,389
Cotton gins and warehouses...............     1,349          1,322
Other....................................     2,733          2,134
                                           --------       --------
                                             73,969         97,467
Accumulated depreciation.................   (39,956)       (43,686)
                                           --------       --------
                                           $ 34,013       $ 53,781
                                           ========       ========

     Machinery and equipment includes assets under capital leases with aggregate cost of $14,856,000 and $23,918,000 at December 31, 1997 and 1996, respectively.
Accumulated amortization related to these capitalized leased assets was $7,463,000 and $14,130,000 at December 31, 1997 and 1996, respectively.
Amortization expense was $3,379,000 in 1997, $4,470,000 in 1996 and $3,307,000
in 1995.

     Buildings include an office building that serves as the Company's headquarters. The carrying value of the building was $3,078,000 and $3,249,000 at December 31, 1997 and 1996, respectively. Depreciation expense recognized on the building was $171,000, $157,000 and $145,000 in 1997, 1996 and 1995,
respectively.

NOTE 6--LONG-TERM INVESTMENTS:

     Long-term investments include zero coupon U.S. Treasury bonds held in escrow in connection with the Company's purchase of Marine Terminals, Inc. having maturity dates as follows (in thousands at December 31, 1997):

                                             CARRYING       MARKET
                                              VALUE          VALUE
                                             --------       -------
2000.......................................  $ 6,176        $ 6,895
2006.......................................    7,129          8,655
                                             -------        -------
                                             $13,305        $15,550
                                             =======        =======

NOTE 7--NET ASSETS TO BE DISPOSED:

     The Company is exiting the business segments unrelated to its core coal operations. In line with this strategy, the following transactions occurred in 1996:

DISPOSAL OF OPERATING UNIT

     In September 1996, the Company sold substantially all of the assets of Pen Cotton Company, a wholly-owned subsidiary engaged in cotton ginning and warehousing in west Tennessee. The selling price was $5,000,000, paid by $4,500,000 cash at closing and the issuance of a $500,000 note receivable with a five-year term. The Company continues to own and operate its cotton ginning operations in South Carolina, therefore the disposition of assets in west Tennessee is treated as a sale of assets. The gain of approximately $975,000 resulting from the sale is included in other income in 1996.

                               PEN HOLDINGS, INC.

NOTE 7--NET ASSETS TO BE DISPOSED: (CONTINUED)
DISPOSAL OF BUSINESS SEGMENTS--DISCONTINUED OPERATIONS

     In August 1996, the Company elected to dispose of its cotton merchandising business conducted by a wholly-owned subsidiary, Pen Cotton Company of Alabama. The Company ceased trading activities at that time and maintained operations until its existing purchase and sales commitments expired in September 1997. The Company recorded an initial provision for losses on disposal of the cotton merchandising operations of $408,000 (net of income tax credits of $213,000) in August 1996. At December 31, 1996, a liability of $199,000 was included in net assets to be disposed to provide for future losses on disposal of Pen Cotton Company of Alabama. In 1997, the Company recorded income of $45,000 (net of income tax credits of $75,000) from final disposal of this division. The Company had no continuing cotton merchandising operations and no amounts were accrued for future losses at December 31, 1997.

     In October 1996, the Company made a decision to dispose of the hardwood lumber operations of Pen Hardwood Company (a wholly-owned subsidiary which owns a 78% interest in the general partnership Camden Hardwood Company). The Company recorded an initial provision for losses on disposal of its hardwood lumber operations of $290,000 (net of income tax credits of $150,000 and minority interest of $125,000). At December 31, 1996, a liability of $255,000 was included in net assets to be disposed to provide for future losses on disposal of Pen Hardwood Company. The operations were terminated in 1997 and the Company recorded an additional provision for losses on disposal of $80,000 (net of income tax credits of $30,000 and minority interest of $27,000). A liability of $142,000 was included in net assets to be disposed at December 31, 1997 to provide for future losses on disposal of the hardwood lumber operations. The Company had no continuing hardwood lumber operations at December 31, 1997. All remaining inventory and fixed assets were sold in August 1998 in exchange for $25,000 cash and a note receivable in the amount of $375,000 resulting in an additional loss of $13,000.

     Net assets to be disposed are comprised of the following included in the balance sheet (in thousands):

                                                                DECEMBER 31, 1997
                                            ---------------------------------------------------------
                                            PEN COTTON     PEN COTTON CO.     PEN HARDWOOD
                                              COMPANY        OF ALABAMA          COMPANY       TOTAL
                                               -----           ------            ------        ------
Accounts receivable.......................     $ 128                                           $  128
Inventories...............................        11                             $    2            13
Other assets..............................        35                                715           750
Loans.....................................                                         (415)         (415)
Accounts payable and accrued expenses.....      (149)          $   (3)             (318)         (470)
Minority interest.........................                                           (2)           (2)
                                               -----           ------            ------        ------
Net assets of discontinued operations--
  current portion.........................     $  25           $   (3)           $  (18)       $    4
                                               =====           ======            ======        ======
Net assets of discontinued operations--
  non-current portion.....................     $ 566                                           $  566
                                               =====                                           ======

                               PEN HOLDINGS, INC.

NOTE 7--NET ASSETS TO BE DISPOSED: (CONTINUED)

                                                                DECEMBER 31, 1996
                                            ---------------------------------------------------------
                                            PEN COTTON     PEN COTTON CO.     PEN HARDWOOD
                                              COMPANY        OF ALABAMA          COMPANY       TOTAL
                                               -----           ------            ------        ------
Accounts receivable.......................     $ 157           $ 2,454           $   276       $ 2,887
Inventories...............................                       1,192               515         1,707
Other assets..............................        49                86             1,005         1,140
Loans.....................................                        (957)           (1,450)       (2,407)
Accounts payable and accrued expenses.....      (208)           (1,636)             (603)       (2,447)
Minority interest.........................                                           (29)          (29)
                                               -----           -------           -------       -------
Net assets of discontinued
  operations--current portion.............     $  (2)          $ 1,139           $  (286)      $   851
                                               =====           =======           =======       =======
Investments...............................     $ 330                                           $  330
Long term accounts receivable.............       386                                              386
                                               -----                                           ------
Net assets of discontinued operations--
  non-current portion.....................     $ 716                                           $  716
                                               =====                                           ======

NOTE 8--REVOLVING LINES OF CREDIT:

     The Company has available revolving line of credit facilities totaling $13,500,000, expiring August 1999, which are secured by inventories and receivables. Borrowings bear interest at a variable rate based on either LIBOR (an effective rate of 8.25% at December 31, 1997) or the bank's prime lending rate (an effective rate of 8.50% at December 31, 1997). The revolving lines of credit had no outstanding balance at December 31, 1997. There was a balance outstanding of $3,378,000 at December 31, 1996. These agreements contain minimum operating and financial ratios and covenants as defined in the agreements.

                               PEN HOLDINGS, INC.

NOTE 9--LONG-TERM DEBT:

     Long-term debt consists of the following (in thousands):

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997          1996
                                                              --------       -------
Notes payable secured by coal reserves, land, buildings, and equipment. Monthly payments of $708,000 plus interest are
  due through August 2001, at which time any remaining
  balance is due. Additional annual principal payments are
  required if the Company's cash flow exceeds certain
  amounts defined in the loan agreement. The interest rate
  is variable based on LIBOR (an effective rate of 8.25% at
  December 31, 1997)........................................  $ 63,271       $71,240
Notes payable secured by coal reserves. Payments of interest only at the bank's prime lending rate (8.50% at 12/31/97)
  are due monthly through December 1999. Monthly principal
  payments of $42,000 plus interest are due beginning
  January 2000 and increase to $125,000 per month in January
  2001 through December 2007................................    11,000            --
Notes payable secured by a lien on an office building which
  serves as the Company's headquarters, with a net book
  value of $3,219,000, payable in monthly installments of
  $37,000 through 2016. Interest included in the monthly
  installments is a fixed rate of 8.33%.....................     4,205         4,293
Notes payable secured by liens on land, buildings and
  equipment of a cotton gin and warehouses with a net book
  value of $2,296,000, payable in monthly installments of
  $20,000 through 2000, including interest at fixed rates of
  8.20%.....................................................     1,141         1,192
Notes payable retired in 1997...............................        --        10,316
                                                              --------       -------
Total long-term debt........................................    79,617        87,041
Current maturities of long-term debt........................   (11,177)       (9,509)
                                                              --------       -------
                                                              $ 68,440       $77,532
                                                              ========       =======

     Certain of these loan agreements contain minimum operating and financial ratios and covenants as defined in the separate agreements. The Company was in compliance with all covenants in 1997.

     Scheduled principal payments on these obligations as of December 31, 1997 are as follows (in thousands):

                      YEAR ENDED
                     DECEMBER 31,
                     ------------
  1998................................................  $11,177
  1999................................................    8,319
  2000................................................    8,797
  2001................................................   38,286
  2002................................................    1,803
  Thereafter..........................................   11,235
                                                        -------
                                                        $79,617
                                                        =======

                               PEN HOLDINGS, INC.

NOTE 10--LEASES:

CAPITAL LEASES

     Property, plant and equipment (Note 5) includes assets under capital leases with a total cost of $14,856,000 and accumulated depreciation of $7,463,000. Future minimum payments in the aggregate under these leases consist of the following (in thousands):

YEAR ENDED
DECEMBER 31,
------------
  1998................................................  $ 4,302
  1999................................................    2,011
  2000................................................      711
  2001................................................      188
  2002................................................       56
                                                        -------
  Total lease payments................................    7,268
  Amount representing interest........................     (514)
                                                        -------
  Total long-term capital leases......................    6,754
  Current maturities of long-term capital leases......   (3,936)
                                                        -------
                                                        $ 2,818
                                                        =======

     Certain of these lease agreements contain minimum operating and financial ratios and covenants as defined in the separate agreements. The Company was in compliance with all covenants in 1997.

OPERATING LEASES

     The Company utilizes certain vehicles and equipment under noncancellable operating lease agreements, with minimum payments as follows (in thousands):

YEAR ENDED
DECEMBER 31,
------------
  1998.................................................  $  778
  1999.................................................     769
  2000.................................................     640
  2001.................................................     527
  2002.................................................     187
                                                         ------
                                                         $2,901
                                                         ======

     Total rent expense under these leases aggregated $636,000 in 1997, $284,000 in 1996 and $1,183,000 in 1995.

     The Company leases its mining rights in certain coal reserves to other coal companies. Amounts due to the Company under these leases are based on the greater of fixed amounts per ton or a percentage of the selling price the lessee receives for the coal when it is sold. The leases also provide for annual minimum payments. Revenue recognized from leasing of mining rights was $8,235,000 in 1997, $9,348,000 in 1996 and $10,738,000 in 1995.

     The Company also leases office space to various commercial tenants in the office building that serves as the Company's headquarters under five year noncancellable operating leases, including renewal options ranging up to ten years. Rental income was $678,000 in 1997, $598,000 in 1996 and $561,000 in
1995.

                               PEN HOLDINGS, INC.

NOTE 10--LEASES: (CONTINUED)
     Future minimum lease payments to be received are as follows (in thousands):

YEAR ENDED
DECEMBER 31,
------------
  1998................................................  $ 4,500
  1999................................................    3,783
  2000................................................    3,381
  2001................................................    3,139
  2002................................................    2,929
  Thereafter..........................................   15,141
                                                        -------
                                                        $32,873
                                                        =======

NOTE 11--MANDATORILY REDEEMABLE PREFERRED STOCK:

     The Company issued 10,000 shares of convertible preferred stock with a face value of $13,650,000 in January 1996. No dividends accrue from the date of issuance through December 2000. Beginning in January 2001, dividends will accrue at 25.25% for a five-year period. The aggregate amount of $17,233,000 in dividends which will accrue from 2001 through 2006 is being recorded evenly from the date of issuance in 1996 through the redemption date in 2006. The preferred stock calls for mandatory redemption in 2006. The preferred stock will be redeemed at that time by the issuance of a note payable which amortizes over the ten years following the redemption. The preferred stock is convertible, at the option of the holder, into 2,950,000 shares of Class I common stock. The conversion feature is exercisable in January 2001 and expires in January 2002. No dividends may be paid on any class of common stock prior to the full redemption of the convertible preferred stock. The convertible preferred stock does not contain any voting rights.

NOTE 12--SHAREHOLDERS' EQUITY:

COMMON STOCK

     The Company has authorized 7,800,000 shares of Class I common stock and 200,000 shares of Class II common stock, both of which have a par value of $.01 per share. Additional paid-in capital of each class is included with the par value of the common stock. The total shares issued and outstanding of Class I and Class II common stock are 4,290,000 and 177,550, respectively, at December 31, 1997.

     The Company has reserved 560,000 shares of Class I common stock for issuance pursuant to option, warrant or other rights granted or which may be granted to financial institutions with which the Company has a borrowing relationship. As of December 31, 1997, no Class I common stock has been issued with regard to these options. No other Class I common shares may be issued until the convertible preferred stock is redeemed in full.

     Each holder of Class I common stock has the option to sell to the Company 100% of the stock held at a price of $.01 per share. This option is exercisable beginning January 2005 and lapses upon conversion of the convertible preferred stock to Class I common stock.

     The 200,000 shares of authorized Class II common stock were issued in 1996 under the Pen Holdings, Inc. Stock Purchase Plan dated June 1, 1996 to various officers of the Company. In 1997, 22,450 shares were repurchased for $13,650 by the Company from one of the officers who resigned. The shares were concurrently canceled.

                               PEN HOLDINGS, INC.

NOTE 12--SHAREHOLDERS' EQUITY: (CONTINUED)
STOCK WARRANTS

     The Company issued warrants to purchase 326,772 shares of Class I common stock in January 1996 to its primary lenders in connection with the recapitalization in 1995. The exercise price of the warrants equaled the fair value of the Class I common stock at the date of issuance. The warrants are exercisable beginning January 2001 at $.01 per share. The warrants expire January 2006. The Company may, at its option, repurchase the warrants at any time after January 3, 1997 at the fair value of the Class I common stock existing on the date the Company exercises this option, subject to a minimum value of $3,000,000.

     The warrants may be put to the Company, at the option of the holder, beginning January 2001, at the fair value of the Class I common stock existing on the date this option is exercised, subject to a minimum value of $3,000,000. The number of shares under warrant and the exercise price are subject to adjustment in the event of issuance of new shares of the Company's Class I common stock or a decline in its fair value. The Company has recorded the present value of its minimum obligation for repurchase of the warrants as redeemable common stock warrants and a corresponding discount in the underlying debt. The discount is being amortized as additional interest expense on a straight-line basis through January 2001.

NOTE 13--RECAPITALIZATION:

     The Company completed a recapitalization on December 29, 1995 whereby 4,250,000 shares of the Company's outstanding common stock held by the former majority shareholder were converted into 4,250,000 shares of Class I common stock and 10,000 shares of convertible preferred stock with a redemption value of $13,650,000 (Note 11). The Company then reacquired 4,000,000 shares of Class I common stock in exchange for cash of $12,500,000, 100% of the Company's investment in the common stock of Pen Development of California, Inc., which had a book value of $3,339,000, and company assets with a book value of $63,000. The recapitalization was accounted for as a treasury stock transaction and resulted in carryover of the historical basis of the Company's assets and liabilities existing prior to the recapitalization.

     Concurrent with the recapitalization, 4,040,000 shares of Class I common stock were issued to the Company's Chief Executive Officer for $.01 per share, representing the fair value of the Class I common stock after the recapitalization. The fair value of the Class I common stock was based upon an independent appraisal prepared for the former majority shareholder. Consequently, the sale of such shares to the Company's Chief Executive Officer did not result in the recognition of compensation expense.

NOTE 14--SIGNIFICANT TRANSACTIONS:

     The Company sold its fleet of 98 barges on December 1, 1997, recognizing a gain of $3,574,000, which is included in other income. Loans secured by the barges were retired with proceeds from the sale. Revenue recognized from rental of the barge fleet totaled $2,300,000 in 1997, $2,321,000 in 1996 and $2,122,000
in 1995.

     The Company purchased property containing coal reserves in November 1997 for consideration of $16,000,000 comprised of $5,000,000 paid at closing and an $11,000,000 note payable (Note 9).

NOTE 15--EMPLOYEE BENEFIT PLANS:

     The Company maintains a contributory, defined contribution 401(k) salary deferral plan to provide retirement and other benefits for its employees. All employees become eligible after attaining the age of 21, completing one year of service and working 1,000 hours during the preceding 12 months. The Company contributes by matching a percentage of employee voluntary contributions. Company contributions aggregated $431,000 in 1997, $397,000 in 1996 and $322,000 in 1995.

                               PEN HOLDINGS, INC.

NOTE 16--INCOME TAXES:

     Income tax expense for continuing operations consists of the following (in thousands):

                                                        1997          1996         1995
                                                       -------       ------       ------
Current
  Federal............................................  $ 3,571       $1,727       $1,909
  State..............................................      161           18          (19)
                                                       -------       ------       ------
                                                       $ 3,732       $1,745       $1,890
                                                       -------       ------       ------
Deferred
  Federal............................................  $(1,486)      $ (282)      $ (753)
  State..............................................       --           --           --
                                                       -------       ------       ------
                                                       $(1,486)      $ (282)      $ (753)
                                                       -------       ------       ------
                                                       $ 2,246       $1,463       $1,137
                                                       =======       ======       ======

     Deferred tax benefits of $105,000 and $98,000 have been recognized in the 1997 and 1996 discontinued operations, respectively.

     The income tax expense effective rates of 23.1% and 26.1% for 1997 and 1996, respectively, reconcile with the federal statutory tax rate of 34% as follows (in thousands):

                                                1997                    1996                   1995
                                          -----------------       ----------------       ----------------
                                          AMOUNT    PERCENT       AMOUNT   PERCENT       AMOUNT   PERCENT
                                          -------   -------       ------   -------       ------   -------
Tax at statutory rate...................  $ 3,314     34.0%       $1,903    34.0%        $1,427    34.0%
State income taxes (net of federal
  income tax benefit)...................      106      1.1           12      0.2            57      1.3
Statutory depletion in excess of cost
  depletion.............................   (1,259)   (12.9)        (492)    (8.8)         (413)    (9.8)
Goodwill amortization...................       75      0.8           75      1.3            75      1.8
Other...................................       10      0.1          (35)    (0.6)           (9)    (0.3)
                                          -------    -----        ------    ----         ------    ----
                                          $ 2,246    23.1%        $1,463   26.1%         $1,137   27.0%
                                          =======    =====        ======    ====         ======    ====

     The net, noncurrent deferred tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities (in thousands):

                                                 DECEMBER 31,
                                             ---------------------
                                              1997          1996
                                             -------       -------
Deferred tax liability:
  Depletion of coal reserves...............  $45,165       $46,092
  Accelerated depreciation.................   10,178        14,871
  Mine development costs...................    3,877         3,368
  Other....................................    3,473         4,433
                                             -------       -------
                                             $62,693       $68,764
Deferred tax asset.........................   (2,802)       (6,521)
                                             -------       -------
Net deferred tax liability.................  $59,891       $62,243
                                             =======       =======

     At December 31, 1997, the Company has alternative minimum tax credit carryforwards of $2,638,000 available to offset future regular tax liabilities.

                               PEN HOLDINGS, INC.

NOTE 16--INCOME TAXES: (CONTINUED)
     Deferred taxes primarily result from differences between the financial accounting and tax basis of acquired coal reserves and differences between the methods used for computing depreciation and depletion and in the timing of certain revenue and expense recognition for financial reporting and income tax purposes. At December 31, 1997, the Company has alternative minimum tax credit carryforwards of $2,638,000 available to offset future regular tax liabilities.

     The IRS, in its examination of the Company's federal income tax returns for the years 1982 through 1989, proposed adjustments aggregating substantially more than the Company recognized as income tax expense for the years examined. Certain of these issues could also be raised with respect to the Company's federal income tax returns for the years 1990 through 1993, which are currently under audit.

     In 1995, the Company filed a petition in U.S. Tax Court requesting a determination on the issues raised by the IRS in its examinations for the years 1982 through 1989. In 1997, the IRS conceded to the Company's position on certain previously asserted claims. If necessary, it is anticipated that a trial date will be set in 1998. Management believes the Company will prevail on all substantive issues raised by the IRS and has made provision for any additional taxes that may ultimately be due upon final resolution of this matter for all years through December 31, 1997.

NOTE 17--GUARANTIES, COMMITMENTS AND CONTINGENCIES:

     The Company is a guarantor of $7,667,000 of International Marine Terminals' debt (IMT, a partnership in which the Company has a 1/3 interest). The debt is current. The Company intends to make a capital infusion to IMT to repay one-third of the partnership's debt ($21,000,000, which includes the $7,667,000 described above) at its scheduled maturity. The Company has escrowed an amount sufficient to fund this infusion (Note 6).

     The Company has been assigned responsibility for specific beneficiaries under the Coal Industry Retiree Health Benefit Act of 1992 (the "Act"). These beneficiaries are former employees of The Elk Horn Coal Corporation, acquired by the Company in 1994. An estimate of total costs for those individuals and qualifying dependents covered by the Act is recorded as a liability on the balance sheet of the Company. It is possible that additional individuals will be assigned to the Company; however, management believes the likelihood that significant additional liability under the Act will be incurred is remote. The Company is a guarantor of a loan in the amount of $186,000 to the Company's partner in Camden Hardwood Company for the partner's capital contribution. The loan is current.

     On September 22, 1998, a Floyd Circuit Court jury found in favor of Cheyenne Resources, Inc. and its wholly owned subsidiary, PC&H Construction, Inc. (collectively "Cheyenne") in a suit brought against Elk Horn Coal (a wholly owned subsidiary of the Company), on a breach of contract and fraud case relating to a coal lease that was entered into prior to the Company purchasing Elk Horn Coal. Elk Horn Coal has already appealed the verdict on liability. On September 24, 1998, Cheyenne first elected its remedies and specified that as relief it sought over $18 million in compensatory damages and punitive damages. On October 1, 1998, the jury awarded damages in favor of Cheyenne of $4.5 million attributable to the fraud claim and $5.0 million attributable to the breach of contract claim. No punitive damages were awarded. Elk Horn Coal's litigation counsel and management believe that there are numerous meritorious grounds for reversal and/or modification of these verdicts on appeal on the issue of liability as well as the issue of damages. However the Company cannot determine whether the resolution of this matter will have a material adverse impact on the Company's financial position or results of operations.

     There are other legal proceedings pending against the Company arising from the normal course of business. Management of the Company and its legal counsel handling such matters do not expect any of these matters to have a material effect on the Company's financial position or results of operations.

                               PEN HOLDINGS, INC.

NOTE 18--OTHER RELATED PARTY TRANSACTIONS:

     Related party transactions not otherwise disclosed in the financial statements include fees paid to International Marine Terminals for coal loading of $1,988,000 in 1997, $1,864,000 in 1996 and $2,115,000 in 1995. At December
31, 1997 and 1996, $134,000 and $75,000, respectively, was included in accounts payable and accrued expenses relating to coal loading fees described above.

NOTE 19--LONG-TERM COAL SUPPLY CONTRACTS:

     The Company is committed under several long-term coal supply contracts. The contracts require the Company to supply specified tonnages and quality of coal during the term of the agreements which extend three to nine years. The contracts stipulate the base prices at inception, which are subject to periodic escalation based on specified indices. One of the contracts is subject to adjustment to an agreed-upon market price annually. The Company has the capacity to fulfill all contract requirements with existing proven coal reserves. Approximately 73% of revenues in 1997, 66% in 1996, and 68% in 1995 were derived from seven customers supplied under long-term contracts. The Company had sales to significant customers as follows (in thousands):

                                       1997                        1996                       1995
                               ---------------------       --------------------       ---------------------
                                          PERCENTAGE                 PERCENTAGE                  PERCENTAGE
                                DOLLAR     OF TOTAL        DOLLAR     OF TOTAL         DOLLAR     OF TOTAL
                                AMOUNT     REVENUES        AMOUNT     REVENUES         AMOUNT     REVENUES
                               --------   ----------       -------   ----------       --------   ----------
Customer A...................  $ 40,131       22%          $35,041       19%          $ 52,628       28%
Customer B...................    38,740       21            32,579       18             34,398       18
Customer C...................    27,209       15            27,366       15             21,636       12
                               --------       --           -------       --           --------       --
                               $106,080       58%          $94,986       52%          $108,662       58%
                               ========       ==           =======       ==           ========       ==

     In 1997, 4,347,000 tons were shipped on long-term coal supply contracts. Future minimum tonnage commitments under long-term coal supply contracts are as follows (in thousands):

                        YEAR                           SHORT TONS
                        ----                           ----------
1998.................................................    3,982
1999.................................................    3,773
2000.................................................    2,862
2001.................................................    2,190
2002.................................................    2,040

                               PEN HOLDINGS, INC.

NOTE 20--BUSINESS SEGMENT INFORMATION:

     The Company's operations, exclusive of discontinued operations, have been classified into two business segments: coal and cotton. The coal segment involves the mining, sale, transportation and leasing of coal. The cotton segment involves the ginning and warehousing of cotton. There were no intersegment sales or transfers during the three years ended December 31, 1997. Operating income by business segment excludes interest income, interest expense and other nonoperating income. Summarized financial information by business segment is as follows (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
REVENUES
  Coal.....................................................  $171,996    $165,873    $160,029
  Cotton...................................................    10,293      16,596      26,014
                                                             --------    --------    --------
                                                             $182,289    $182,469    $186,043
                                                             ========    ========    ========
OPERATING INCOME
  Coal.....................................................  $ 11,482    $ 11,112    $ 12,109
  Cotton...................................................        47         786         731
                                                             --------    --------    --------
                                                             $ 11,529    $ 11,898    $ 12,840
                                                             ========    ========    ========
TOTAL ASSETS (AT PERIOD END):
  Coal.....................................................  $219,162    $225,065    $236,538
  Cotton...................................................     5,685       6,688      12,400
                                                             --------    --------    --------
                                                             $224,847    $231,753    $248,938
                                                             ========    ========    ========
DEPRECIATION, DEPLETION, AND AMORTIZATION
  Coal.....................................................  $ 14,948    $ 14,302    $ 13,210
  Cotton...................................................       342         440         765
                                                             --------    --------    --------
                                                             $ 15,290    $ 14,742    $ 13,975
                                                             ========    ========    ========
CAPITAL EXPENDITURES
  Coal.....................................................  $  3,632    $  2,235    $  4,311
  Cotton...................................................       239          86         304
                                                             --------    --------    --------
                                                             $  3,871    $  2,321    $  4,615
                                                             ========    ========    ========

     The Company sells coal to both domestic and foreign customers. Export sales by country are a follows (in thousands):

                                          1997                    1996                    1995
                                  --------------------    --------------------    --------------------
                                            PERCENTAGE              PERCENTAGE              PERCENTAGE
                                  DOLLAR     OF TOTAL     DOLLAR     OF TOTAL     DOLLAR     OF TOTAL
                                  AMOUNT     REVENUES     AMOUNT     REVENUES     AMOUNT     REVENUES
                                  ------     --------     ------     --------     ------     --------
Taiwan..........................  $40,131       22%       $35,041       19%       $52,628       28%
Other...........................    2,667        1%         7,547        4%           729        1%
                                  -------       --        -------       --        -------       --
Total export sales..............  $42,798       23%       $42,588       23%       $53,357       29%
                                  =======       ==        =======       ==        =======       ==

                               PEN HOLDINGS, INC.

NOTE 21--INVESTMENT IN AFFILIATED COMPANY:

     The Company's investment in an affiliated company is the one-third interest in the general partnership International Marine Terminals (IMT), an ocean marine loading facility located in Louisiana. Components of the investment in affiliated company and equity in net earnings (losses) of affiliated company are as follows (in thousands):

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                              -----------------------------------
                                                               1997          1996          1995
                                                              -------       -------       -------
INVESTMENT IN AFFILIATED COMPANY:
  Equity in partnership interest at time of purchase........  $ 5,977       $ 5,977       $ 5,977
  Earnings since acquisition................................       98           265           376
  Net distributions since acquisition.......................   (3,514)       (3,238)       (3,065)
                                                              -------       -------       -------
                                                                2,561         3,004         3,288
  Goodwill less accumulated amortization of $2,648 and
     $2,429 at December 31, 1997 and 1996, respectively.....    2,832         3,051         3,271
                                                              -------       -------       -------
                                                              $ 5,393       $ 6,055       $ 6,559
                                                              =======       =======       =======
EQUITY IN NET EARNINGS (LOSSES) OF AFFILIATED COMPANY:
  Company's share of affiliate earnings (losses)............  $  (167)      $  (111)      $   150
  Amortization of goodwill..................................     (219)         (219)         (219)
                                                              -------       -------       -------
                                                              $  (386)      $  (330)      $   (69)
                                                              =======       =======       =======

     The above net losses are reported as a component of other income in the statement of income. All earnings (losses) of IMT are shared by each partner on a pro rata basis with the exception of interest expense which is allocated to the partners based on their individual credit ratings. Condensed financial information for the affiliated company, IMT, is as follows (in thousands):

                                                                         DECEMBER 31,
                                                              -----------------------------------
                                                               1997          1996          1995
                                                              -------       -------       -------
BALANCE SHEET
  Current assets............................................  $ 2,908       $ 2,981       $ 2,860
  Noncurrent assets.........................................   70,472        72,300        72,976
                                                              -------       -------       -------
  Total assets..............................................  $73,380       $75,281       $75,836
                                                              =======       =======       =======
  Current liabilities.......................................  $ 2,646       $ 3,223       $ 2,920
  Noncurrent liabilities....................................   63,045        63,046        63,046
                                                              -------       -------       -------
     Total liabilities......................................   65,691        66,269        65,966
                                                              -------       -------       -------
  Equity....................................................    7,689         9,012         9,870
                                                              -------       -------       -------
     Total liabilities and equity...........................  $73,380       $75,281       $75,836
                                                              =======       =======       =======
STATEMENT OF INCOME
  Revenues..................................................  $21,968       $21,307       $20,036
                                                              =======       =======       =======
  Earnings (loss)...........................................  $  (444)      $  (258)      $   536
                                                              =======       =======       =======

                               PEN HOLDINGS, INC.

                     CONSOLIDATED BALANCE SHEET--UNAUDITED
                                 (in thousands)

                                                               JUNE 30,
                                                                 1998
                                                              -----------
                                                              (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 23,722
  Accounts receivable (net of allowance for doubtful
     accounts of $456)......................................     15,292
  Inventories...............................................      6,599
  Deferred income taxes.....................................      1,160
  Refundable income taxes...................................        259
  Net assets to be disposed.................................         21
  Other assets..............................................      1,487
                                                               --------
     Total current assets...................................     48,540
Investment in unconsolidated affiliated companies...........      4,787
Coal reserves and mine development costs, net...............    136,620
Property, plant and equipment, net..........................     35,058
Long-term investments.......................................     13,872
Net assets to be disposed...................................        566
Other assets................................................      3,506
                                                               --------
                                                               $242,949
                                                               ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................   $    100
  Current maturities of capital leases......................      3,559
  Accounts payable..........................................      7,385
  Accrued liabilities.......................................      4,144
                                                               --------
     Total current liabilities..............................     15,188
Long-term debt..............................................    103,281
Long-term capital leases....................................      3,172
Deferred income taxes.......................................     59,518
Other liabilities...........................................      3,594
                                                               --------
     Total liabilities......................................    184,753
                                                               --------
Guaranties, commitments and contingencies (Note 7)
Mandatorily redeemable preferred stock......................     17,958
                                                               --------
Shareholders' equity:
  Class I common stock, $.01 par value; 7,800,000 shares
     authorized, 4,290,000 shares issued and outstanding....         43
  Class II common stock, $.01 par value; 200,000 shares
     authorized, 177,550 shares issued and outstanding......          2
  Additional paid-in capital................................         19
  Retained earnings.........................................     40,174
                                                               --------
     Total shareholders' equity.............................     40,238
                                                               --------
                                                               $242,949
                                                               ========

The accompanying notes are an integral part of these financial statements.

                               PEN HOLDINGS, INC.

                  CONSOLIDATED STATEMENT OF INCOME--UNAUDITED
                                 (in thousands)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                               1998          1997
                                                              -------       -------
                                                                   (UNAUDITED)
Revenues....................................................  $78,841       $88,622
Operating expenses:
  Cost of sales.............................................   72,097        80,417
  Selling, general and administrative.......................    2,249         2,714
                                                              -------       -------
Operating income............................................    4,495         5,491
Other (income) expense:
  Interest expense..........................................    3,612         4,116
  Interest income...........................................     (796)         (579)
  Other income..............................................     (521)       (2,119)
                                                              -------       -------
Income from continuing operations before income taxes.......    2,200         4,073
Provision for income taxes..................................      721         1,226
                                                              -------       -------
Income from continuing operations...........................    1,479         2,847
Loss on disposal of discontinued operations (less applicable income tax credits of $53 and minority interest of $14 for
  the six months ended June 30, 1997).......................                    (27)
                                                              -------       -------
Income before extraordinary item............................    1,479         2,820
Extraordinary item--loss related to early retirement of debt
  (less applicable income tax credits of $962 for the six
  months ended June 30, 1998)...............................   (1,866)           --
                                                              -------       -------
  Net income (loss).........................................     (387)        2,820
Accretion of preferred stock................................      861           848
                                                              -------       -------
Net income (loss) available to common shareholders..........  $(1,248)      $ 1,972
                                                              =======       =======

The accompanying notes are an integral part of these financial statements.

                               PEN HOLDINGS, INC.

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY--UNAUDITED
                                 (in thousands)

                                       CLASS I               CLASS II
                                     COMMON STOCK          COMMON STOCK      ADDITIONAL
                                 --------------------   ------------------    PAID-IN     RETAINED
                                   SHARES     AMOUNTS    SHARES    AMOUNTS    CAPITAL     EARNINGS    TOTAL
                                 ----------   -------   --------   -------   ----------   --------   -------
Balance at December 31, 1997...   4,290,000     $43      177,550     $ 2        $19       $41,422    $41,486
Accretion of Preferred Stock
  (unaudited)..................                                                              (861)      (861)
Net Loss (unaudited)...........                                                              (387)      (387)
                                 ----------     ---     --------     ---        ---       -------    -------
Balance at June 30, 1998
  (unaudited)..................   4,290,000     $43      177,550     $ 2        $19       $40,174    $40,238
                                 ==========     ===     ========     ===        ===       =======    =======

The accompanying notes are an integral part of these financial statements.

                               PEN HOLDINGS, INC.

                CONSOLIDATED STATEMENT OF CASH FLOWS--UNAUDITED
                                 (in thousands)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              -----------------------
                                                                1998           1997
                                                              ---------       -------
                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $    (387)      $ 2,820
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation, depletion and amortization..................      7,208         7,661
  Equity in net losses of affiliates........................       (384)          (71)
  Deferred income taxes.....................................       (373)         (755)
  Gain on sale of equipment.................................        (39)       (1,530)
  Interest income on long-term investments..................       (549)         (524)
  Extraordinary item, net of tax............................      1,866            --
                                                              ---------       -------
  Cash generated from operations, before changes in assets
     and liabilities........................................      7,342         7,601
Changes in assets and liabilities, net of effects from
  dispositions:
  Accounts receivable.......................................      2,205         3,655
  Inventories...............................................     (1,839)         (940)
  Accounts payable and accrued expenses.....................     (1,609)           68
  Other.....................................................     (2,844)        1,329
                                                              ---------       -------
  Net cash provided (used) by operating activities..........      3,255        11,713
                                                              ---------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................     (3,963)       (1,747)
  Proceeds from sale of equipment...........................         73         2,664
  Distributions from affiliated companies...................        880           201
                                                              ---------       -------
  Net cash provided (used) by investing activities..........     (3,010)        1,118
                                                              ---------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of bonds...........................     99,216            --
  Buyout of stock warrants..................................     (3,000)           --
  Accretion of stock warrants...............................         73           110
  Amortization of original issue discount...................        227           265
  Purchase of treasury stock................................         --           (14)
  Repayment of long-term debt...............................    (77,053)       (5,180)
  Repayment of capital leases...............................     (2,137)       (1,891)
  Net borrowings (payments) under line of credit agreements
     and current notes payable..............................         --        (5,185)
                                                              ---------       -------
  Net cash provided (used) for financing activities.........     17,326       (11,895)
                                                              ---------       -------
  Net increase (decrease) in cash...........................     17,571           936
  Cash and cash equivalents at beginning of period..........      6,151         1,885
                                                              ---------       -------
  Cash and cash equivalents at end of period................  $  23,722       $ 2,821
                                                              =========       =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for:
     Interest...............................................  $   4,142       $ 3,396
     Income taxes...........................................      1,445         1,254

The accompanying notes are an integral part of these financial statements.

                               PEN HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--INTERIM FINANCIAL INFORMATION:

INTERIM FINANCIAL INFORMATION

     The accompanying interim financial statements have been prepared without audit, and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes that the disclosures herein are adequate to make information presented not misleading. These statements should be read in conjunction with the Company's financial statements for the year ended December 31, 1997. The results of operations for the six month period is not necessarily indicative of results for the full year.

     In the opinion of management, the accompanying interim financial statements contain all adjustments of a normal and recurring nature necessary for a fair presentation of the Company's financial position as of June 30, 1998, its results of operations and its cash flows for the six months ended June 30, 1998 and 1997.

NOTE 2--INVENTORIES:

     Inventories consist of the following (in thousands):

                                                              JUNE 30,
                                                                1998
                                                              --------
Coal...................................................       $  6,167
Cottonseed.............................................            432
                                                              --------
                                                              $  6,599
                                                              ========

NOTE 3--REVOLVING LINES OF CREDIT:

     The Company has a revolving line of credit under its current credit facilities with credit commitments from the Company's lenders in an aggregate principal amount equal to $40,000,000. The credit facility expires in June 2003. The borrowings under the credit facility are secured by certain of the Company's assets, certain contracts of the Company, and the Company's inventory and receivables. Borrowings bear interest at a variable rate based on either LIBOR (an effective rate of 7.41% at June 30, 1998) or the bank's prime lending rate (an effective rate of 9.25% at June 30, 1998). The revolving lines of credit had no outstanding balance at June 30, 1998. These agreements contain minimum operating and financial ratios and covenants as defined in the agreements.

                               PEN HOLDINGS, INC.

NOTE 4--LONG TERM DEBT:

     Long-term debt consists of the following (in thousands):

                                                              JUNE 30,
                                                                1998
                                                              ---------
Senior 9 7/8% Notes (the "Senior Notes") due 2008 in the
  aggregate principal amount of $100,000,000. On June 8,
  1998, Pen Holdings issued the Senior Notes which accrue
  interest at 9 7/8%, payable semi-annually in June and
  December through the maturity date of June 15, 2008. The
  entire principal amount is due at the maturity date. The
  Senior Notes were issued with an aggregate original issue
  discount of $784,000, which is being amortized over the
  ten year term of the Senior Notes. The Senior Notes are
  general unsecured obligations of Pen Holdings ranking pari passu in right of payment with all existing and future
  unsubordinated indebtedness of the Company. The Senior
  Notes are unconditionally guaranteed (the "Guarantees") on a senior unsecured basis, as to the payment of principal,
  premium, if any, and interest, fully and unconditionally,
  joint and severally, by certain of Pen Holdings'
  subsidiaries (the "Guarantors"). The Guarantees will rank
  pari passu in right of payment with all existing and
  future unsubordinated indebtedness of the Guarantors and
  senior in right of payment to all existing and future
  indebtedness of the Guarantors. The Senior Notes are
  redeemable at the option of Pen Holdings, in whole or in
  part, at any time on or after June 15, 2003 at premiums to face value identified in the Indenture by and among Pen
  Holdings, the Guarantees, and The Bank of New York, as
  Trustee, dated June 8, 1998 (the "Indenture"), relating to the Senior Notes..........................................  $  99,222
Notes payable secured by a lien on an office building which
  serves as the Company's headquarters, with a net book
  value of $3,105,000, payable in monthly installments of
  $37,000 through 2016. Interest included in the monthly
  installments is a fixed rate of 8.33%.....................      4,159
                                                              ---------
Total long-term debt........................................    103,381
Current maturities of long-term debt........................       (100)
                                                              ---------
                                                              $ 103,281
                                                              =========

     The Indenture for the Senior Notes contains various covenants, the most significant of which restrict the Company's ability to incur certain forms of additional indebtedness, pay dividends or transfer or sell assets except in the ordinary course of business. The proceeds from the issuance of the Senior Notes were used to repay previously existing indebtedness, redeem warrants on the Company's common stock and provide working capital for future development of mining properties. Certain of the Company's other loan agreements contain minimum operating and financial ratios and covenants as defined in the separate agreements. The Company was in compliance with all covenants during the six months ended June 30, 1998.

NOTE 5--SHAREHOLDERS' EQUITY:

COMMON STOCK

     The Company has reserved 560,000 shares of Class I common stock for issuance pursuant to option, warrant or other rights granted or which may be granted to financial institutions with which the Company has a borrowing relationship. As of June 30, 1998, no Class I common stock has been issued with regard to these options. No other Class I common shares may be issued until the mandatorily redeemable preferred stock is redeemed in full.

     Each holder of Class I common stock has the option to sell to the Company 100% of the stock held at a price of $.01 per share. This option is exercisable beginning January 2005 and lapses upon conversion of the convertible preferred stock to Class I common stock.

     The 200,000 shares of authorized Class II common stock were issued in 1996 under the Pen Holdings, Inc. Stock Purchase Plan dated June 1, 1996 to various officers of the Company. In 1997, 22,450 shares were

                               PEN HOLDINGS, INC.

NOTE 5--SHAREHOLDERS' EQUITY: (CONTINUED) repurchased for $13,650 by the Company from one of the officers who resigned. The shares were concurrently canceled.

STOCK WARRANTS

     The Company issued warrants to purchase 326,772 shares of Class I common stock in January 1996 to its primary lenders in connection with the recapitalization in 1995. The exercise price of the warrants equaled the fair value of the Class I common stock at the date of issuance. The warrants are exercisable beginning January 2001 at $.01 per share. The warrants were to expire January 2006. The Company repurchased these warrants for $3,000,000 (minimum redemption value identified in the warrant agreement) in connection with the issuance of the Senior Notes on June 8, 1998. The Company recorded the present value of its minimum obligation for repurchase of the warrants as redeemable common stock warrants and a corresponding discount in the underlying debt. The discount was being amortized as additional interest expense on a straight-line basis through January 2001.

NOTE 6--EXTRAORDINARY ITEM:

     The Company recorded an extraordinary charge which represents the after-tax impact of (i) the write-off of unamortized loan costs and (ii) the write-off of unamortized original issue discount and repurchase of redeemable common stock warrants on the debt that was repaid with the proceeds from the issuance of the Senior Notes.

NOTE 7--GUARANTIES, COMMITMENTS AND CONTINGENCIES:

     The Company has been assigned responsibility for specific beneficiaries under the Coal Industry Retiree Health Benefit Act of 1992 (the "Act"). These beneficiaries are former employees of The Elk Horn Coal Corporation, acquired by the Company in 1994. An estimate of total costs for those individuals and qualifying dependents covered by the Act is recorded as a liability on the balance sheet of the Company. It is possible that additional individuals will be assigned to the Company. Such costs will be accrued and expensed as they become known; however, management believes the likelihood that significant additional liability under the Act will be incurred is remote.

     The Company has filed a petition in U.S. Tax Court challenging the Internal Revenue Service deficiency notices related to disputes involving the Company's federal income tax returns for the years 1982-1989. This matter is more fully described in the Company's annual financial statements included herein.

     There are legal proceedings pending against the Company arising from the normal course of business. Management of the Company and its legal counsel handling such matters do not expect any of these matters to have a material effect on the Company's financial position or results of operations.

     The Company and certain of its wholly-owned subsidiaries are full, unconditional, joint and several guarantors of the Senior Notes. Management has determined that presentation of separate financial statements for each guarantor subsidiary would not be relevant for investors.

                                    ANNEX A

                              CERTAIN DEFINITIONS

     ASH. Non-combustible solid matter consisting of silica, iron, alumina and other material similar to ordinary sand, silt, rock or clay.

     BITUMINOUS COAL. A rank or classification of coal which yields, when heated, a considerable amount of volatile bituminous (gaseous hydrocarbons) matter. Bituminous coal generally has a Btu content that ranges from approximately 10,500 to 14,000 Btu per pound.

     BTU (BRITISH THERMAL UNIT.) A measure of heat required to raise the temperature of one pound of water one degree Fahrenheit under controlled conditions. The gross heating value of coal is commonly reported as "Btu per pound."

     CAPTIVE PRODUCTION. Coal produced or contracted to be produced from Company controlled reserves.

     CENTRAL APPALACHIA. A region consisting of southern West Virginia, eastern Kentucky and Virginia which contains substantial bituminous coal deposits. The reserves in this region generally contain coal that is low in sulfur (typically 0.7%-1.5%) and high in Btu content (typically 12,000-13,500 Btu). A large portion of the coal reserves in this region exceed the requirements of Phase I of the Clean Air Act Amendments and meet the requirements of Phase II of the Clean Air Act Amendments.


     COAL DEPOSIT. A coal bearing body which has been appropriately sampled and assayed in trenches, outcrops, drilling, and underground workings to support sufficient tonnage and grade to warrant further exploration-development work. This coal deposit does not qualify as a commercially viable coal reserve as prescribed by Commission standards until a final comprehensive evaluation based upon unit cost per ton, recoverability and other material factors conclude legal and economic feasibility.


     COAL SEAM. A layer of coal deposit below the earth's surface. Each seam is identified by a name or number based on its geographical location.

     COMPLIANCE COAL. Coal which, when burned, emits less than 1.2 pounds of sulfur dioxide per million Btu (0.72% for 12,000 Btu). This coal exceeds the sulfur dioxide emission requirements for air quality of Phase I of the Clean Air Act Amendments and meets the proposed sulfur dioxide emission requirements for air quality of Phase II of such legislation without the need for flue gas desulfurization.

     CONTINUOUS MINING. An underground mining method that utilizes a continuous mining machine which cuts or rips coal from the face and loads it into shuttle cars or conveyors in one operation. A continuous mining machine typically has a turning "drum" with sharp bits that cut and dig out the coal for 20 to 40 feet before mining stops so that the mined area can be supported with roof bolts.

     CONTRACT MINING. The contractual engagement of a third-party mining company by the mineral rights holder to mine coal. Contract mining companies are typically paid on a set price per ton of coal mined. Under most contract mining arrangements the mineral rights holder is responsible for the permitting of the mine site. The contract miner is generally responsible for providing all equipment, financing for its operation, internal mine capital needs, employee benefits and all other requirements associated with an independent business.

     CONTOUR MINING. A surface mining method in which coal is mined by side-hill cuts to expose and extract coal. The mining follows the contour of the hillside.

     CONVENTIONAL MINING. An underground mining method that utilizes a cutting machine to cut beneath a coal seam. Such undercuts allow explosive charges to be set in the coal seam to separate the coal from surrounding materials. Once separated, the coal is loaded into shuttle cars and removed from the mine.

     EXTRACTION. The process of removing coal from a seam for commercial use.

     HEAVY MEDIA. High density material such as magnetite used in the gravity separation process to clean coal.

     LOW-SULFUR COAL. Coal which, when burned, emits less than 1.6 pounds of sulfur dioxide per million Btu (0.96% for 12,000 Btu). This coal exceeds the sulfur dioxide emission requirements for air quality of Phase I of the Clean Air Act Amendments without the need for flue gas desulfurization.

     MEDIUM-SULFUR COAL. Coal which contains more than 1 percent but less than 3 percent sulfur by weight; 0.61 to 1.67 pounds of sulfur per million Btu.

     METALLURGICAL COAL. The various grades of coal suitable for carbonization to make coke for the manufacture of steel. Also known as "met" coal, it possesses four important qualities: volatility, which affects coke yield; the level of impurities, which affects coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety.

     OVERBURDEN. Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

     OVERBURDEN RATIO. The amount of overburden that must be removed to extract a given quantity of coal. The ratio is commonly expressed as the number of cubic yards of overburden to be removed to yield one ton of coal.

     OWNERSHIP IN FEE. The holder of the mineral rights has outright absolute ownership of the mineral (as opposed to leasing the mineral rights from the mineral owner).

     POINT REMOVAL MINING. A mining method used in contour mining when the overburden ratio makes it economically feasible to mine using the mountaintop removal method.

     PREPARATION PLANT. A facility that crushes, sizes and washes coal to prepare it for commercial use. The washing process separates ash from the coal and may have the added benefit of removing a portion of the coal's sulfur content. Most of the coal washed in a preparation plant is extracted from underground mines.


     RESERVE. That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.


     PROBABLE (INDICATED) RESERVES. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

     PROVEN (MEASURED) RESERVES. Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

     RECLAMATION. The restoration of land and environment at a mining site after the coal is extracted. Reclamation operations are usually underway in locations where the coal has already been extracted from a mine, even as mining operations are continuing elsewhere at the site. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers. Reclamation is closely regulated by both state and federal law.

     RECOVERY RATES. The amount of clean coal produced by weight from the amount of raw coal processed expressed as a percentage of the coal available for extraction.

     ROOM AND PILLAR MINING. A mining method used in underground mining which uses either continuous or conventional mining that cuts out a block of coal in 18- to 20-foot wide passages as high as the coal seam. Roof bolters, by installing conventional or resin grouted rods, stabilize the mine roof prior to mine advancement. Pillars (typically 50 feet by 50 feet) are left to provide additional primary roof support.

     SPOT MARKET. Sales of coal pursuant to an agreement or purchase order for shipments for a period of less than one year. Spot market sales are generally obtained via a competitive bidding process.

     SPREAD. The amount and type of equipment necessary to extract the coal from a localized reserve area in a surface mine.

     STEAM COAL. Coal used by power plant and industrial steam boilers to produce electricity or steam.

     SURFACE MINE. A mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil. See "--Overburden."

     TON. A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is 2,240 pounds. A "metric" ton is approximately 2,205 pounds. The short ton is the unit of measure referred to in the Offering Memorandum.

     UNDERGROUND MINE. A mine which is typically located several hundred feet below the earth's surface.

     UNIT TRAIN. A train of 70 to 150 cars carrying coal designated to one particular location. A typical unit train can carry 7,000 to 15,000 tons of coal in a single shipment.

                                    ANNEX B

                         AUDIT OF DEMONSTRATED RESERVES
                                 CONTROLLED BY
                               PEN HOLDINGS, INC.
                                    May 1998

                                 Prepared for:
                               PEN HOLDINGS, INC.
                          5110 Maryland Way, 3rd Floor
                              Brentwood, TN 37027

                                  Prepared by:
                          MARSHALL MILLER & ASSOCIATES
                                  P.O. Box 848
                              Bluefield, VA 24605

                                  May 7, 1998

Board of Directors
PEN HOLDINGS, INC.
5110 Maryland Way, 3rd Floor
Brentwood, TN 37027

Ladies and Gentlemen of the Board:

     Enclosed is an Executive Summary of the report, "Audit of Demonstrated Reserves Controlled by Pen Holdings, Inc. - "May 1998." This independent audit is based on an update of previous reports by MARSHALL MILLER & ASSOCIATES (MM&A), which encompassed significant portions of the PEN HOLDINGS, INC. (PEN) reserve base. For those portions of the reserve base not previously evaluated by MM&A, an audit was conducted based on current maps and information supplied by Pen. The enclosed Executive Summary report briefly conveys the conclusions, reserve criteria, definitions, methodology, and qualifications pertinent to the Pen reserve audit.

     This audit has confirmed that Pen controls total demonstrated reserves estimated at approximately 147.9 million recoverable product tons of coal. Of this total, 85.2 million recoverable product tons are assigned to Pen operators and contractors or leased to various other coal mining companies, and 62.6 million recoverable tons are unassigned reserves.

     It has been a pleasure to be of service to Pen Holdings, Inc. in this matter. If you have any further questions or requirements, please do not hesitate to contact us at any time.

                                   Sincerely,
                          MARSHALL MILLER & ASSOCIATES

/s/ RONALD H. MULLENNEX
------------------------------------------
Ronald M. Mullennex, C.P.G., C.G.W.P.
Senior Vice President

/s/ WARREN A. EVENSON
------------------------------------------
Warren A. Evenson, C.P.G.
Senior Geologist

/s/ STEVEN B. STANSFIELD
------------------------------------------
Steven B. Stansfield, P.G.
Project Geologist

/s/ K. SCOTT KEIM
------------------------------------------
K. Scott Keim, C.P.G.
Senior Vice President

/s/ J. SCOTT NELSON
------------------------------------------
J. Scott Nelson, C.P.G.
Vice President

/s/ MARK S. SMITH
------------------------------------------
Mark S. Smith, P.G.
Project Geologist

                         /s/ ROBERT J. HALE
             -------------------------------------------------------------------
                         Robert J. Hale
                         Project Geologist

                               EXECUTIVE SUMMARY

INTRODUCTION

     PEN HOLDINGS, INC. (PEN) controls reserves in Kentucky and West Virginia through its two wholly owned subsidiaries, THE ELK HORN COAL CORPORATION (EHCC) and PEN COAL CORPORATION (PCC), respectively. MARSHALL MILLER & ASSOCIATES (MM&A) has completed an audit of the EHCC and PCC reserves as presented in the two subsequent sections of this report. This section of the report provides a summary of the findings, definitions, methodology, and qualifications.

     This audit has confirmed that Pen controls total demonstrated reserves estimated at approximately 147.9 million tons of recoverable coal. Of this total, 94.0 million recoverable product tons are controlled through Pen's EHCC subsidiary; and 53.9 million recoverable product tons are controlled through Pen's PCC subsidiary.

     The reserves have been further defined by two reserve status categories: those assigned to Pen operators and contractors or leased to various other coal mining companies, and those unassigned (or unleased) to any operator. Of the total demonstrated reserves, 85.2 million recoverable product tons are assigned to Pen's operators and contractors or leased to various other coal mining companies and 62.6 million recoverable product tons are unassigned. The following table summarizes the subject reserve base with additional details provided in the two subsequent report sections.

                               PEN HOLDINGS, INC.
                              SUMMARY OF RESERVES

                                                                 DEMONSTRATED RESERVES
                                                                   (RECOVERABLE TONS)
                                                         --------------------------------------
                        STATUS                              TOTAL       MEASURED     INDICATED
                        ------                              -----       --------     ---------
ASSIGNED RESERVES
  Deep Mineable........................................   61,922,000    47,577,000   14,345,000
  Surface Mineable.....................................   23,323,000    19,882,000    3,441,000
                                                         -----------   -----------   ----------
     Total Assigned: ..................................   85,245,000    67,459,000   17,786,000
UNASSIGNED RESERVES
  Deep Mineable........................................   52,000,000    33,919,000   18,081,000
  Surface Mineable.....................................   10,647,000     8,726,000    1,921,000
                                                         -----------   -----------   ----------
     Total Unassigned: ................................   62,647,000    42,645,000   20,002,000
TOTAL RESERVES
  Deep Mineable........................................  113,922,000    81,496,000   32,426,000
  Surface Mineable.....................................   33,970,000    28,608,000    5,362,000
                                                         -----------   -----------   ----------
     Grand Total: .....................................  147,892,000   110,104,000   37,788,000
                                                         ===========   ===========   ==========

DEFINITIONS

     Definitions(1) of key terms and criteria applied in our audit are as follows:

     - ASSIGNED RESERVES--Assigned reserves, as defined and used herein, represent coal which has been committed by the coal company to operating mine shafts, mining equipment, plant facilities, and all coal which has been leased by the coal company to others.

     - RESERVE--Reserve is defined as virgin and/or accessed parts of a coal reserve base that could be economically extracted or produced at the time of determination considering environmental, legal, and technological constraints. DEMONSTRATED RESERVES are the sum of coal reserves classified as measured and indicated as explained below.

     - RESERVE RELIABILITY CATEGORIES--The reliability categories are related to the level of geologic assurance for the existence of a quantity of resources. Assurance is based on the distance from points where coal is measured or sampled and on the abundance and quality of geologic data as related to thickness of overburden, rank, quality, thickness of coal, areal extent, geologic history, structure, and correlation of coal beds and enclosing rocks. The degree of assurance increases as the proximity to points of control, abundance, and quality of geologic data increase. The reserve reliability categories include:

               - MEASURED COAL--Reserve estimates in this category have the highest degree of geologic assurance. Measured coal lies within 1/4 mile of a valid point of measurement or point of observation (such as previously mined areas) supporting such measurements. The sites for thickness measurement are so closely spaced, and the geologic character is so well defined, that the average thickness, areal extent, size, shape, and depth of coal beds are well established.

               - INDICATED COAL--Reserve estimates in this category have a moderate degree of geologic assurance. There are no sample and measurement sites in areas of indicated coal. However, a single measurement can be used to classify coal lying beyond measured as indicated. Indicated coal lies more than 1/4 mile, but less than 3/4 mile, from a point of thickness measurement. Further exploration is necessary to place indicated coal into the measured category.

     - UNASSIGNED RESERVES--Unassigned reserves, as defined and used herein, represent coal which has not been committed and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

METHODOLOGY AND QUALIFICATIONS

     Our audit of the Pen reserve base was planned and performed to obtain reasonable assurance on the subject coal properties. The audit included examination by certified professional geologists and engineers of all supplied reserve maps and supporting data using industry-accepted standards. Although the audit methodology is inherently not as exhaustive as a detailed reserve evaluation, in our opinion the audit was conducted in sufficient detail and with independent verification on a test basis of the underlying supporting evidence to provide reasonable assurance for the subject estimate. The reserve audit did not include independent verification of property ownership; we have relied on property information supplied by Pen and have considered this information to be accurate.

---------------

     1Source: U.S. Geological Survey Circular 891, "Coal Resource Classification of the U.S. Geological Survey," 1983.

                                    ANNEX C
[LOGO OF STAGG ENGINEERING SERVICES, INC.]

                                                                  (304) 776-6660
                                                             Fax: (304) 776-7867
                                                                    E-mail: SESI
                                                                     -WV@MSN.COM

SENT VIA UPS OVERNIGHT DELIVERY

May 7, 1998

Board of Directors
Pen Holdings, Inc.
3rd Floor
5110 Maryland Way
Brentwood, TN 37027

        Project: Estimation of Reserves
                 Fork Creek Property
                 Boone, Kanawha, and Lincoln Counties, West Virginia Job No. E372-148-103A

Gentlemen:

Enclosed is a copy of the Executive Summary from a report titled Summary Report, Underground Reserves and Resources, Drummond Coal Company Properties, Boone, Kanawha, and Lincoln Counties, West Virginia.

If you have any questions or require additional copies of the Executive Summary, please call.

Sincerely,

STAGG ENGINEERING SERVICES, INC.

/s/ GREGORY C. SMITH
------------------------------------------
Gregory C. Smith, R.P.G.
Vice President, Geology
Eastern Region

                        STAGG ENGINEERING SERVICES, INC.
   5457 Big Tyler Road  -  P.O. Box 7028  -  Cross Lanes, West Virginia 25356

                               EXECUTIVE SUMMARY

     Pen Coal Corporation ("Pen Coal") authorized Stagg Engineering Services, Inc. ("SESI") to conduct a geologic assessment and to prepare tonnage estimates ("the Study") of the reserves present in the underground category of mining on the Drummond Company, Inc. properties ("Drummond"). The Property is located in Boone, Lincoln, and Kanawha Counties, West Virginia, some 20 miles south southwest of Charleston, West Virginia.


     Based on data obtained from record searches and from previous reserve studies of the Property, SESI has estimated the Property contains approximately
72.9 million tons of recoverable, shippable coal reserves in the underground category of mining. This tonnage on a shippable basis, is presented in the table below by coal bed.


            SUMMARY OF DEMONSTRATED UNDERGROUND RESERVES BY COAL BED
                       DRUMMOND COMPANY, INC. PROPERTIES
              BOONE, KANAWHA, AND LINCOLN COUNTIES, WEST VIRGINIA
                               (000'S SHORT TONS)

                                                                          % OF
                                                              RESERVES   TOTAL
                                                              --------   -----
No. 5 Block.................................................    8,375      11
Stockton....................................................   23,627      32
Cedar Grove.................................................    4,878       7
No. 2 Gas...................................................   36,022      49
                                                               ------
TOTAL.......................................................   72,903


     In work conducted previously, SESI conducted a geologic assessment of and prepared tonnage estimates for certain surface mineable areas located in the southern portion of the Property. Based on this earlier work, SESI has estimated the Property contains on the order of 7.1 million tons of demonstrated shippable reserves in the mountaintop and point removal categories of mining.



     All of the tonnage estimates prepared were for coal in the classification of demonstrated, the combination of measured and indicated, which reflects varying degrees of geologic assurance as to the presence, quantity, and quality of the beds estimated.


     Detailed summaries, by coal bed, of the reserves estimated for the Property are contained in the respective coal bed discussions presented in Section VI-IX. Tonnage estimates are presented in detail in Appendices A-1 through A-4.

     Coal from the Property is classified as high-volatile A or B bituminous in rank, with there being considerable variation in sulfur and ash content on an as-received basis. Analyses from sink-float testing of drill cores from the Property indicate that the major portion of the tonnage present will yield a low- to medium-ash, low- to medium-sulfur product when washed.

     Sulfur content varies considerably on a bed-by-bed basis across the Property, although some of the variation observed is due to the presence or absence of certain individual coal benches within a mining unit. This is particularly true for coal from the Stockton and No. 2 Gas coal zones, in which the presence or absence of an upper coal bench appears to determine overall sulfur content.

     Ash content varies considerably across the Property on a bed-by bed basis with several of the coal beds exhibiting high ash content on a raw basis. This is particularly true for coal from the No. 5 Block and Stockton zones, which are comprised of multiple-benched coal beds which sometimes contain significant in-bed parting material.

     CSX Transportation Systems' ("CSX") Big Coal River branch line parallels the Big Coal River adjacent to the northern portion of the Property. CSX's Little Coal River branch line parallels the Little Coal River, which passes through the west-central portion of the Property.

     At the time of the Study, mining was not being conducted on the Property.

     WHILE THE ESTIMATES OF THE COAL RESERVES AND RESOURCES CONTAINED IN THIS REPORT HAVE BEEN DONE IN ACCORDANCE WITH SOUND PROFESSIONAL PRACTICES CURRENTLY ACCEPTED FOR USE IN ESTIMATING COAL RESOURCES, THIS IN NO WAY ASSURES THAT THE TONNAGES OF COAL LISTED HEREIN ARE ACTUALLY PRESENT OR CAN BE ECONOMICALLY EXTRACTED.

     The estimation of tonnage conducted by SESI was focused on certain underground mine blocks identified by Pen Coal and which met certain criteria. Additional tonnage is likely present in the underground category of mining in beds which did not meet Pen Coal's minimum bed thickness criteria. Additional tonnage is also likely present in the contour strip, auger, and highwall miner categories of mining, but the assessment of this tonnage was beyond the scope of the Study.

STAGG ENGINEERING SERVICES, INC.

/s/ GREGORY C. SMITH
------------------------------------------
Gregory C. Smith, R.P.G.
Vice President, Geology
Eastern Region

/s/ ALAN K. STAGG
------------------------------------------
Alan K. Stagg, R.P.G.
President

September 1997

---------------------------------------------------------
---------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PEN SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL CONSTITUTES AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Available Information.....................    4
Prospectus Summary........................    5
Risk Factors..............................   15
The Exchange Offer........................   26
Use of Proceeds...........................   34
Capitalization............................   35
Capital Development Program...............   36
Unaudited Pro Forma Condensed Combined
  Financial Statements....................   37
Selected Consolidated Financial Data......   40
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   43
The Coal Industry.........................   52
Business..................................   58
Management................................   76
Certain Related Party Transactions........   78
Description of Capital Stock..............   79
Security Ownership of Principal
  Stockholders and Management.............   80
Description of New Credit Facility........   81
Description of Notes......................   83
Registration Rights Agreement.............  108
Material Federal Income Tax
  Considerations..........................  109
Plan of Distribution......................  111
Legal Matters.............................  112
Experts...................................  112
Index to Financials.......................  F-1
Annex A...................................  A-1
Annex B...................................  B-1
Annex C...................................  C-1


    UNTIL JUNE 2, 1999, ALL DEALERS EFFECTING TRANSACTIONS IN SERIES B SENIOR NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS ON SUBSCRIPTION

---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------

                                      LOGO

                               PEN HOLDINGS, INC.

                             $100,000,000 OF 9 7/8%
                         SENIOR SERIES B NOTES DUE 2008
                                ----------------
                                   PROSPECTUS
                                ----------------

                                NOVEMBER 4, 1998

---------------------------------------------------------
---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (a) Pen Holdings, Inc. ("Pen"), Pen Coal Corporation ("Pen Coal"), Pen Cotton Company ("Pen Cotton") and Pen Hardwood Company ("Pen Hardwood") (each a Tennessee Corporation).

     The Tennessee Business Corporation Act (the "TBCA") grants corporations the power to indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (i) the director conducted himself in good faith, (ii) he or she reasonably believed (a) in the case of conduct in official capacity, the conduct was in the best interests of the corporation and (b) in all other cases, that the conduct was at the least not opposed to the best interests of the corporation, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director (i) if the director was adjudged liable to the corporation or (ii) if the director was adjudged liable on the basis that personal benefit was improperly received. The TBCA mandates that unless limited by its charter, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding. The TBCA generally provides that a corporation indemnify an officer to the same extent as a director.

     The Restated Charters of Pen, as amended (the "Pen Holdings Charter"), Pen Coal (the "Pen Coal Charter"), Pen Cotton (the "Pen Cotton Charter") and Pen Hardwood (the "Pen Hardwood Charter", and together with the Pen Holdings Charter, the Pen Coal Charter and the Pen Cotton Charter, the "Charters") provide that to the fullest extent permitted by the TBCA, a director of these corporations shall not be liable to the corporation or its shareholders for monetary damages for breach of duty as a director. If the TBCA is amended after approval by the shareholders of this provision to authorize corporate action, further eliminating or limiting the personal liability of directors, then the liability of a director of the company shall be eliminated or limited to the fullest extent permitted by the TBCA as so amended from time to time. The Charters also provide that Pen shall, to the maximum extent permitted by the TBCA, have power to indemnify each of such corporation's agents (as defined below) against expenses, judgments, fines settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of such corporation and shall have the power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law. For the purposes of this provision of the Charters an "agent" of such corporation includes any person who is or was a director, officer, employee or other agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a corporation which was a predecessor corporation of such corporation or of another enterprise serving at the request of such predecessor corporation.

     The Bylaws of Pen, Pen Coal, Pen Cotton and Pen Hardwood do not contain any indemnification provisions.

     The TBCA also permits a corporation to purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation, or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have the power to indemnify him against the same under the other provisions of the TBCA.

     (b) The Elk Horn Coal Corporation ("Elk Horn") and River Marine Terminals, Inc. ("River Marine Terminals") (each a West Virginia Corporation).

     Sections 31-1-9(a) and (b) of the West Virginia Corporation Act ("WVCA") provide that a corporation may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 31-1-9(c) of the WVCA provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding.

     The WVCA also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him against such liability under the provisions of the WVCA.

     The Elk Horn Articles of Incorporation, as amended, effectively provide that Elk Horn shall indemnify its directors, officers, employees or agents to the full extent permitted by the WVCA.

     River Marine Terminals. Neither the Articles of Incorporation nor the Bylaws of River Marine Terminals contain any indemnification or limitation of liability provisions.

     (c) Pen Cotton Company of South Carolina (a South Carolina corporation) ("Pen Cotton South Carolina").

     Chapter 8, Article 5 of Title 33 of the South Carolina Business Corporation Act (the "SCBCA") grants corporations the power to indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (i) the director conducted himself in good faith,
(ii) he or she reasonably believed (a) in the case of conduct in official capacity, the conduct was in the best interests of the corporation and (b) in all other cases, that the conduct was at the least not opposed to the best interests of the corporation, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director (i) if the director was adjudged liable to the corporation or (ii) if the director was adjudged liable on the basis that personal benefit was improperly received. The SCBCA mandates that unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding. The SCBCA generally provides that a corporation indemnify an officer to the same extent as a director.

     Neither the Articles of Incorporation nor the Bylaws of Pen Cotton South Carolina contain any indemnification or limitation of liability provisions.

     The SCBCA also permits a corporation to purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation, or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have the power to indemnify him against the same under the other provisions of the SCBCA.

     (d) Marine Terminals Incorporated (a Missouri corporation) ("Marine Terminals").

     Sections 351.355(1) and (2) of The General and Business Law of the State of Missouri (the "MGBCL") provide that a corporation may indemnify any person who was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) of the MGBCL provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) of the MGBCL provides that a corporation may provide additional indemnification to any person indemnifiable under subsection
(1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

     The Marine Terminals Articles of Incorporation, as amended, effectively provide that Marine Terminals shall indemnify its directors, officers, employees or agents to the full extent permitted by the MGBCL.

     The MGBCL provides that a Missouri corporation may include any provision in its articles of incorporation that is not inconsistent with the law, but does not specifically prohibit or allow a provision limiting the liability of directors in the articles of incorporation or bylaws of a Missouri corporation. Other than in regard to the indemnification of directors, the Marine Terminals Articles and Bylaws do not contain a provision regarding the liability of directors.

     A Missouri corporation also has the power to purchase and maintain insurance on behalf of any person against any liability asserted against such a person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the MGBCL. The Marine Terminals Bylaws provide that it may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Marine Terminals, or is or was serving at the request of Marine Terminals as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Marine Terminals would have the power to indemnify him against such liability under its Bylaws.

     (e) In addition, pursuant to a directors' and officers' liability insurance policy, Pen Holdings' and each of the Guarantor's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for, among other things, any actual or alleged misrepresentation, act or omission, or neglect or breach of duty by the directors or officers of Pen Holdings' and each of the Guarantors, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of Pen Holdings' and each of the Guarantors.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
       1*     Purchase Agreement, dated as of June 3, 1998, by and among
              Pen Holdings, the Guarantors and CIBC Oppenheimer Corp.
     3.1*     Form of Restated Charter of Pen Holdings, as amended
     3.2*     Form of Amended and Restated Bylaws of Pen Holdings, as
              amended
     3.3*     Form of Restated Charter of Pen Coal Corporation
     3.4*     Amended and Restated Bylaws of Pen Coal Corporation
     3.5*     Form of Restated Charter of Pen Cotton Company, as amended
     3.6*     Bylaws of Pen Cotton Company
     3.7*     Form of Charter of Pen Hardwood Company, as amended
     3.8*     Bylaws of Pen Hardwood Company
     3.9*     Form of Amended and Restated Certificate of Incorporation of
              The Elk Horn Coal Corporation
    3.10*     Form of Bylaws of The Elk Horn Coal Corporation
    3.11*     Form of Certificate of Incorporation of River Marine
              Terminals, Inc., as amended
    3.12*     Bylaws of River Marine Terminals, Inc.
    3.13*     Form of Articles of Incorporation of Pen Cotton Company of
              South Carolina, as amended
    3.14*     Bylaws of Pen Cotton Company of South Carolina
    3.15*     Form of Articles of Incorporation of Marine Terminals
              Incorporated
    3.16*     Bylaws of Marine Terminals Incorporated
     4.1*     Indenture, dated as of June 8, 1998, by and among Pen
              Holdings, the Guarantors and The Bank of New York
     4.2*     Form of Note
     4.3*     Registration Rights Agreement, dated as of June 8, 1998, by and among Pen Holdings, the Guarantors and CIBC Oppenheimer
              Corp.
       5*     Opinion of Counsel
    10.1*     Amended and Restated Credit Agreement, dated as of June 3,
              1998, by and among Pen Holdings, Mellon Bank, N.A., CIBC,
              Inc. and other banks later made a party to such Agreement
    10.2*     Coal Supply Agreement, dated as of June 15, 1989 by and
              between Taiwan Power Company and Pen Coal Corporation, as
              amended
    10.3*     Coal Supply Agreement between Pen Coal Corporation and
              Dayton Power and Light Company, dated effective July 1,
              1992, as amended
    10.4*     Pen Holdings, Inc. Stock Purchase Plan
    10.5*     Pen Holdings, Inc. Executive Bonus Plan
      12*     Calculation of Ratio of Earnings to Fixed Charges
      21*     Subsidiaries of the Registrant
    23.1      Consent of Counsel (contained within Exhibit 5)
    23.2**    Consent of PricewaterhouseCoopers LLP
    23.3*     Consent of Stagg Engineering Services, Inc.
    23.4*     Consent of Marshall Miller & Associates
    23.5*     Consent of Hill & Associates, Inc.
    23.6*     Consent of Resource Data International, Inc.
      24*     Power of Attorney (appearing on Signature Pages)
      25*     Form T-1 Statement of Eligibility of Trustee
    27.1*     Financial Data Schedule
    27.2*     Financial Data Schedule
    27.3*     Financial Data Schedule
    27.4*     Financial Data Schedule
    27.5*     Financial Data Schedule
      99*     Form of Letter of Transmittal


---------------
 * Previously filed.
** Filed herewith.

     (b) Financial Statement Schedules.

                                                                     SCHEDULE II

                               PEN HOLDINGS, INC.

                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                          BALANCE AT
                                          BEGINNING                       DEDUCTIONS
        YEARS ENDED DECEMBER 31,          OF PERIOD     ADDITIONS (1)        (2)
        ------------------------          ----------    --------------    ----------
1995....................................   $327,000         $14,000        $     --
1996....................................   $341,000         $71,000        $     --
1997....................................   $412,000         $24,000        $     --

---------------

(1) Additions represent amounts charged to expense during the respective periods.

(2) Deductions represent actual writeoffs recorded by the Company during the respective periods.

ITEM 22. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed part of the Registration Statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

     (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (3)(i) and (3)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (6) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on the 2nd day of November, 1998.


                                          PEN HOLDINGS, INC.

                                          By: /s/ WILLIAM E. BECKNER
                                            ------------------------------------
                                            William E. Beckner
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


PEN HOLDINGS, INC.


             SIGNATURES                                   TITLE                            DATE
             ----------                                   -----                            ----

       /s/ WILLIAM E. BECKNER            Chairman of the Board, President, Chief    November 2, 1998
------------------------------------     Executive Officer (Principal Executive
         WILLIAM E. BECKNER              Officer) and Director

         /s/ MARK A. OLDHAM              Senior Vice President, Treasurer and       November 2, 1998
------------------------------------     Chief Financial Officer (Principal
           MARK A. OLDHAM                Financial Officer)

                  *                      Director                                   , 1998
------------------------------------
         STEPHEN G. CAPELLI

                  *                      Director                                   , 1998
------------------------------------
        JOSEPH A. DAVIS, JR.

      * /s/ WILLIAM E. BECKNER
-------------------------------------
  WILLIAM E. BECKNER, ATTORNEY-IN-FACT                                              November 2, 1998

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on the 2nd day of November, 1998.


                                          THE ELK HORN COAL CORPORATION

                                          By: /s/ WILLIAM E. BECKNER
                                            ------------------------------------
                                            William E. Beckner
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


THE ELK HORN COAL CORPORATION


             SIGNATURES                                   TITLE                            DATE
             ----------                                   -----                            ----

       /s/ WILLIAM E. BECKNER            President and Chief Executive Officer      November 2, 1998
------------------------------------     (Principal Executive Officer) and
         WILLIAM E. BECKNER              Director

         /s/ MARK A. OLDHAM              Senior Vice President, Treasurer           November 2, 1998
------------------------------------     (Principal Financial Officer) and
           MARK A. OLDHAM                Director

                  *                      Director                                   , 1998
------------------------------------
         STEPHEN G. CAPELLI

      * /s/ WILLIAM E. BECKNER
-------------------------------------
  WILLIAM E. BECKNER, ATTORNEY-IN-FACT                                              November 2, 1998

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on the 2nd day of November, 1998.


                                          PEN COAL CORPORATION

                                          By: /s/ WILLIAM E. BECKNER
                                            ------------------------------------
                                            William E. Beckner
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


PEN COAL CORPORATION


             SIGNATURES                                   TITLE                            DATE
             ----------                                   -----                            ----

       /s/ WILLIAM E. BECKNER            Chairman of the Board, President, Chief    November 2, 1998
------------------------------------     Executive Officer (Principal Executive
         WILLIAM E. BECKNER              Officer) and Director

         /s/ MARK A. OLDHAM              Senior Vice President and Treasurer        November 2, 1998
------------------------------------     (Principal Financial Officer)
           MARK A. OLDHAM

                  *                      Director                                   , 1998
------------------------------------
         STEPHEN G. CAPELLI

                  *                      Director                                   , 1998
------------------------------------
        JOSEPH A. DAVIS, JR.

      * /s/ WILLIAM E. BECKNER
-------------------------------------
  WILLIAM E. BECKNER, ATTORNEY-IN-FACT                                              November 2, 1998

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on the 2nd day of November, 1998.


                                          MARINE TERMINALS INCORPORATED

                                          By: /s/ WILLIAM E. BECKNER
                                            ------------------------------------
                                            William E. Beckner
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


MARINE TERMINALS INCORPORATED


             SIGNATURES                                   TITLE                            DATE
             ----------                                   -----                            ----

       /s/ WILLIAM E. BECKNER            Chairman of the Board, President, Chief    November 2, 1998
------------------------------------     Executive Officer (Principal Executive
         WILLIAM E. BECKNER              Officer) and Director

         /s/ MARK A. OLDHAM              Senior Vice President, Treasurer           November 2, 1998
------------------------------------     (Principal Financial Officer) and
           MARK A. OLDHAM                Director

                  *                      Director                                   , 1998
------------------------------------
        JOSEPH A. DAVIS, JR.

      * /s/ WILLIAM E. BECKNER
-------------------------------------
  WILLIAM E. BECKNER, ATTORNEY-IN-FACT                                              November 2, 1998

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on the 2nd day of November, 1998.


                                          RIVER MARINE TERMINALS, INC.

                                          By: /s/ WILLIAM E. BECKNER
                                            ------------------------------------
                                            William E. Beckner
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


RIVER MARINE TERMINALS INC.


             SIGNATURES                                   TITLE                            DATE
             ----------                                   -----                            ----

       /s/ WILLIAM E. BECKNER            President and Chief Executive Officer      November 2, 1998
------------------------------------     (Principal Executive Officer)
         WILLIAM E. BECKNER

         /s/ MARK A. OLDHAM              Senior Vice President, Treasurer           November 2, 1998
------------------------------------     (Principal Financial Officer) and
           MARK A. OLDHAM                Director

                  *                      Director                                   , 1998
------------------------------------
         STEPHEN G. CAPELLI

                  *                      Director                                   , 1998
------------------------------------
        JOSEPH A. DAVIS, JR.

      * /s/ WILLIAM E. BECKNER
-------------------------------------
  WILLIAM E. BECKNER, ATTORNEY-IN-FACT                                              November 2, 1998

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on the 2nd day of November, 1998.


                                      PEN COTTON COMPANY OF SOUTH CAROLINA

                                      By: /s/ WILLIAM E. BECKNER
                                         ---------------------------------------
                                         William E. Beckner
                                         President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


PEN COTTON COMPANY OF SOUTH CAROLINA


             SIGNATURES                                   TITLE                            DATE
             ----------                                   -----                            ----

       /s/ WILLIAM E. BECKNER            Chairman of the Board, President, Chief    November 2, 1998
------------------------------------     Executive Officer (Principal Executive
         WILLIAM E. BECKNER              Officer) and Director

         /s/ MARK A. OLDHAM              Senior Vice President, Treasurer           November 2, 1998
------------------------------------     (Principal Financial Officer) and
           MARK A. OLDHAM                Director

                  *                      Director                                   , 1998
------------------------------------
          W. SHERROD RHODES

      * /s/ WILLIAM E. BECKNER
-------------------------------------
  WILLIAM E. BECKNER, ATTORNEY-IN-FACT                                              November 2, 1998

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on the 2nd day of November, 1998.


                                          PEN HARDWOOD COMPANY

                                          By: /s/ WILLIAM E. BECKNER
                                            ------------------------------------
                                            William E. Beckner
                                            President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


PEN HARDWOOD COMPANY


             SIGNATURES                                   TITLE                            DATE
             ----------                                   -----                            ----

       /s/ WILLIAM E. BECKNER            Chairman of the Board, President           November 2, 1998
------------------------------------     (Principal Executive Officer) and
         WILLIAM E. BECKNER              Director

         /s/ MARK A. OLDHAM              Senior Vice President, Treasurer           November 2, 1998
------------------------------------     (Principal Financial Officer) and
           MARK A. OLDHAM                Director

                  *                      Director                                   , 1998
------------------------------------
          W. SHERROD RHODES

      * /s/ WILLIAM E. BECKNER
-------------------------------------
  WILLIAM E. BECKNER, ATTORNEY-IN-FACT                                              November 2, 1998

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on the 2nd day of November, 1998.


                                          PEN COTTON COMPANY

                                          By: /s/ WILLIAM E. BECKNER
                                            ------------------------------------
                                            William E. Beckner
                                            President and Chief Operating
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


PEN COTTON COMPANY


             SIGNATURES                                   TITLE                            DATE
             ----------                                   -----                            ----

       /s/ WILLIAM E. BECKNER            Chairman of the Board, President, Chief    November 2, 1998
------------------------------------     Operating Officer (Principal Executive
         WILLIAM E. BECKNER              Officer) and Director

         /s/ MARK A. OLDHAM              Senior Vice President, Treasurer           November 2, 1998
------------------------------------     (Principal Financial Officer) and
           MARK A. OLDHAM                Director

                  *                      Director                                   , 1998
------------------------------------
          W. SHERROD RHODES

      * /s/ WILLIAM E. BECKNER
-------------------------------------
  WILLIAM E. BECKNER, ATTORNEY-IN-FACT                                              November 2, 1998

                                 EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION                             PAGE NO.
-----------                            -----------                             --------
       1*      Purchase Agreement, dated as of June 3, 1998, by and among
               Pen Holdings, the Guarantors and CIBC Oppenheimer Corp.
     3.1*      Form of Restated Charter of Pen Holdings, as amended
     3.2*      Form of Amended and Restated Bylaws of Pen Holdings, as
               amended
     3.3*      Form of Restated Charter of Pen Coal Corporation
     3.4*      Amended and Restated Bylaws of Pen Coal Corporation
     3.5*      Form of Restated Charter of Pen Cotton Company, as amended
     3.6*      Bylaws of Pen Cotton Company
     3.7*      Form of Charter of Pen Hardwood Company, as amended
     3.8*      Bylaws of Pen Hardwood Company
     3.9*      Form of Amended and Restated Certificate of Incorporation of
               The Elk Horn Coal Corporation
    3.10*      Form of Bylaws of The Elk Horn Coal Corporation
    3.11*      Form of Certificate of Incorporation of River Marine
               Terminals, Inc., as amended
    3.12*      Bylaws of River Marine Terminals, Inc.
    3.13*      Form of Articles of Incorporation of Pen Cotton Company of
               South Carolina, as amended
    3.14*      Bylaws of Pen Cotton Company of South Carolina
    3.15*      Articles of Certificate of Incorporation of Marine Terminals
               Incorporated
    3.16*      Bylaws of Marine Terminals Incorporated
     4.1*      Indenture, dated as of June 8, 1998, by and among Pen
               Holdings, the Guarantors and The Bank of New York
     4.2*      Form of Note
     4.3*      Registration Rights Agreement, dated as of June 8, 1998, by and among Pen Holdings, the Guarantors and CIBC Oppenheimer
               Corp.
       5*      Opinion of Counsel
    10.1*      Amended and Restated Credit Agreement, dated as of June 3,
               1998, by and among Pen Holdings, Mellon Bank, N.A., CIBC,
               Inc. and other banks later made a party to such Agreement
    10.2*      Coal Supply Agreement, dated as of June 15, 1989 by and
               between Taiwan Power Company and Pen Coal Corporation, as
               amended
    10.3*      Coal Supply Agreement between Pen Coal Corporation and
               Dayton Power and Light Company, dated effective July 1,
               1992, as amended.
    10.4*      Pen Holdings, Inc. Stock Purchase Plan
    10.5*      Pen Holdings, Inc. Executive Bonus Plan
      12*      Calculation of Ratio of Earnings to Fixed Charges
      21*      Subsidiaries of the Registrant
    23.1       Consent of Counsel (contained within Exhibit 5)
    23.2**     Consent of PriceWaterhouseCoopers LLP
    23.3*      Consent of Stagg Engineering Services, Inc.
    23.4*      Consent of Marshall Miller & Associates
    23.5*      Consent of Hill & Associates, Inc.
    23.6*      Consent of Resource Data International, Inc.
      24*      Power of Attorney (appearing on Signature Pages)
      25*      Form T-1 Statement of Eligibility of Trustee
    27.1*      Financial Data Schedule
    27.2*      Financial Data Schedule
    27.3*      Financial Data Schedule
    27.4*      Financial Data Schedule
    27.5*      Financial Data Schedule
      99*      Form of Letter of Transmittal


---------------
 * Previously filed.
** Filed herewith.